Form 10-K, Exhibit 13
IOMEGA CORP
filed 1995-03-30
CIK 352789

EXHIBIT 13.1

FINANCIAL AND OPERATING HIGHLIGHTS
Iomega Corporation and Subsidiaries

Financial Highlights

For Years Ended December 31,                   1994       1993
                                             -------     ------
(In thousands, except per share data)

Sales                                        $141,380    $147,123

Cost of Sales                                  92,453      92,585

Operating Expenses                             49,809      71,965

Net Loss                                       (1,882)    (14,525)

Net Loss per Common Share                     $ (0.10)   $  (0.80)

Weighted Average Number of Shares Outstanding  18,473      18,106

Share Price :  High                           $  4.50    $   6.60
               Low                               1.60        1.90


Quarterly Financial Information

For Year Ended December 31, 1994: Qtr 1    Qtr 2    Qtr 3    Qtr 4    Total Year
                                 -------  -------  -------  -------  -----------
                                      (In thousands, except per share data)
Sales                             $34,506  $32,867  $35,534  $38,473  $141,380

Gross Margin                       10,600   12,016   12,495   13,816    48,927

Net Income (Loss)                  (5,391)    (238)   2,468    1,279    (1,882)

Net Income(Loss) per Common Share $ (0.29)  $ (0.01) $ 0.13  $  0.07   $ (0.10)

For Year Ended December 31, 1993: Qtr 1    Qtr 2    Qtr 3    Qtr 4    Total Year
                                        (In thousands, except per share data)
Sales                             $36,995  $36,495  $36,086  $37,547  $147,123

Gross Margin                       15,593   14,809   13,810   10,326    54,538

Net Income (Loss) Before Cumulative
  Effect of Accounting Change      (1,125)     942      329  (17,008)  (16,862)

Net Income (Loss)                   1,212      942      329  (17,008)  (14,525)

Net Income (Loss) per Common Share
  Before Cumulative Effect of
  Accounting Change                 $(0.06)  $ 0.05   $ 0.02  $(0.92)  $ (0.93)

Net Income (Loss) per Common Share  $ 0.06   $ 0.05   $ 0.02  $(0.92)  $ (0.80)

Operating Highlights
As of Year End December 31,                          1994       1993
                                                   -------   --------
Employees                                              886       1,077

Facilities (square feet)                           242,000     275,000

   Earnings per share, outstanding shares and share prices have been retroactively adjusted to reflect the 5-for-4 stock split in November 1994 (See Note 2 to financial statements).

FINANCIAL REVIEW
Iomega Corporation and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations


TRENDS IN OPERATIONS

The following table indicates the trends in certain components of the consolidated statements of operations for each of the last five years.

For Years Ended December 31,    1994      1993      1992     1991       1990
                              -------   -------   -------   -------   -------
                                   (In Thousands, except per share data)
Sales                         $141,380  $147,123  $139,174  $136,566  $120,442
Cost of Sales                   92,453    92,585    74,090    68,404    62,232
Gross Margin                    48,927    54,538    65,084    68,162    58,210
Selling, General & Admin.       36,862    38,862    37,572    34,323    31,378
Research and Development        15,438    18,972    21,959    17,939    13,009
Restructuring Costs (Reversal)  (2,491)   14,131         -         -         -
Operating Income (Loss)           (882)  (17,427)    5,553    15,900    13,823
Interest Income                    871       620     1,102     1,844     2,287
Interest Expense                    15        70        54        55       157
Other Income (Expense)              52       221      (456)     (128)     (411)
Income Taxes                     1,908       206     1,474     5,236     1,584
Net Income (Loss) Before
  Cumulative Effect of
  Accounting Change             (1,882)  (16,862)    4,671    12,325    13,958
Net Income (Loss)               (1,882)  (14,525)    4,671    12,325    13,958
Net Income (Loss) per Common
  Share  Before Cumulative
  Effect of Accounting Change  $ (0.10)  $ (0.93)  $  0.23    $ 0.60   $  0.68
Net Income (Loss) per Common
  Share                        $ (0.10)  $ (0.80)  $  0.23    $ 0.60   $  0.68
Total Personnel                    886     1,077     1,270     1,153     1,006


   Earnings per share have been retroactively adjusted to reflect the 5-for-4 stock split in November 1994 (See Note 2 to financial statements).

RESULTS OF OPERATIONS

The following table indicates the percentage relationships of income and expense items included in the consolidated statements of operations for each of the years ended December 31, 1994, 1993, and 1992, and the percentage changes of absolute dollars in these items for 1994 and 1993 as compared to the prior year.
                                As a Percentage of            Percentage
                                                               Increase
                                   Total Sales                ( Decrease)

For Years Ended December 31,    1994      1993      1992    1994 vs 1993   1993 vs 1992
                              -------   -------   -------   ------------   ------------
Sales                         100.0%    100.0%    100.0%    (3.9)%          5.7%
Cost of Sales                  65.4      62.9      53.2     (0.1)          25.0
Gross Margin                   34.6      37.1      46.8    (10.3)         (16.2)
Operating Expenses:
  Selling, General
    and Administrative         26.1      26.4      27.0     (5.2)           3.4
  Research and Development     10.9      12.9      15.8    (18.6)         (13.6)
  Restructuring Costs
    (Reversal)                 (1.8)      9.6         -     N/A            N/A
Total Operating Expenses       35.2      48.9      42.8    (30.8)          20.9
Operating Income (Loss)        (0.6)    (11.8)      4.0     94.9         (413.8)
Interest Income                 0.6       0.4       0.8     40.5          (43.7)
Interest Expense                  -         -         -    (78.6)             -
Other Income (Expense)            -       0.1      (0.4)   (76.5)         148.5
Income (Loss) before Income
  Taxes and Cumulative Effect
  of Accounting Change          0.0     (11.3)      4.4    100.2         (371.0)
Income Taxes                   (1.3)     (0.2)     (1.0)   826.2          (86.0)
Net Income (Loss) before
  Cumulative Effect of
  Accounting Change            (1.3)    (11.5)      3.4     88.8         (461.0)
Cumulative Effect of
  Accounting  Change              -       1.6         -     N/A            N/A
Net Income (Loss)              (1.3)%    (9.9)%     3.4%    87.0%        (411.0)%


1994 was a year of transition for the Company as operations were restructured and redirected towards new development and marketing activities. As a result, the Company recorded a net loss for the year of $1.9 million or $0.10 per common share on sales of $141.4 million.

The Company's gross margin percentage in 1994 was 34.6% compared to 37.1% in 1993. This decline in gross margin percentage was offset by a reduction in operating expenses (excluding restructuring items). Therefore, excluding the restructuring items for both years, the Company's operating loss before taxes was $3.4 million in 1994, as compared to a $3.3 million loss in 1993.

Cash and temporary investments increased slightly from $18.8 million at December 31, 1993 to $19.8 million at December 31, 1994, and working capital increased from $30.5 million to $34.8 million during 1994.

The Company expects revenues to increase in 1995 as a result of the new Zip products that it announced in 1994 and expects to start shipping in the first half of 1995. The Company also expects tape sales to increase, while sales of the Bernoulli product line are expected to decrease. The Company expects to experience losses in the first two quarters of 1995 due to the costs of introducing the new Zip products and the newly redesigned tape products, as well as the continuing cost of development efforts of other unannounced products that the Company expects to start shipping in the second half of 1995. The Company further expects its cash and working capital positions to decrease in 1995 based on budgeted capital expenditures and working capital requirements to fund these new product activities. The Company expects to be profitable in the second half of 1995. However, there can be no assurance that revenues will increase, unannounced products will ship on time, or that the Company will return to profitability in 1995.


The following table depicts 1994 sales, gross margin percentage, pretax income
(loss) and net income (loss) on a quarterly basis.
                                   1st Qtr   2nd Qtr   3rd Qtr  4th Qtr
                                  --------   --------  -------  -------
                                                (In millions)
Sales                              $ 34.5    $ 32.9    $35.5    $ 38.5
Gross Margin %                       30.7%     36.6%   35.2%      35.9%
Income (Loss) Before Income Taxes    (2.7)     (0.2)    1.0        1.9
Net Income (Loss)                  $ (5.4)   $ (0.2)   $ 2.5    $  1.3

RESTRUCTURING ACTIONS

During 1993, the Company recorded $14.1 million in restructuring costs relating to the write-offs of certain assets and the establishment of accruals and reserves for future restructuring of the Company's business, including the disposal of a portion of the Company's research and development operations, workforce reductions and other consolidation of operations, and other restructuring actions necessary to make the Company more customer driven, such as product realignment. These restructuring reserves and accruals totaled approximately $11.5 million at December 31, 1993.

During the first quarter of 1994, the Company sold its thin film head development operations and discontinued its Floptical development operations. During the third quarter of 1994, the Company sold certain assets of its Floptical development operations and abandoned a product in the development stage. The abandonment of the development product was based on customer surveys which indicated there was not a demand for the product. During the fourth quarter of 1994, the Company disposed of tooling and other manufacturing equipment which had become obsolete due to product design changes to make the Company's products more consumer friendly. The Company also closed down or relocated several sales offices to streamline operations. In addition, the Company has reduced its workforce and paid out severance and outplacement costs in connection with two reductions in workforce, one of which occurred in January 1994 and the other in June 1994. These actions were included in the 1993 restructuring accruals and, therefore, had no impact on 1994 results of operations.

At December 31, 1994, the Company has completed the restructuring actions related to the costs recorded in 1993. Accordingly, the Company reversed $2.5 million of restructuring reserves, representing the unused portion of the reserves established in December 1993, which served as an offset of operating expenses. The reversal of reserves related to workforce reductions and consolidation of operations. Due to natural workforce attrition, the Company did not have to lay off as many individuals as previously estimated. At the end of 1993, management anticipated shutting down or consolidating some major operations due to poor performance. Several of these changes were not made due to major improvement in the operations' economic performances. However, the reversal of these reserves was partially offset by the disposal of research and development operations and product realignment which cost more than originally anticipated.

The following table summarizes the activity in these restructuring reserves during the year ended December 31, 1994:


                                   (In thousands)
                    Disposal of
                    Research &                             Consolidation
                    Development   Product      Workforce     of
                    Operations   Realignment   Reductions   Operations     Total
                    ----------   -----------   ----------   ------------   ------
Reserves at
 December 31, 1993  $ 2,469      $ 3,188       $ 3,540       $ 2,300       $11,497

Charges against
 reserves            (2,972)      (3,728)       (2,027)         (279)       (9,006)

Reversal to
 income                 503          540        (1,513)       (2,021)       (2,491)
                    ----------   -----------   ----------   -----------    -------
Reserves at
 December 31, 1994  $     -      $     -       $     -       $     -       $     -
                    ==========   ===========   ===========   ===========   ========


1994 AS COMPARED TO 1993

Sales decreased by 4% in 1994 when compared to 1993. Significant declines in sales of 5.25 inch 44 and 90 megabyte Bernoulli drive products were partially offset by increased sales of 5.25 inch 150 and 230 megabyte Bernoulli drive products. Bernoulli drive sales dollars in total declined in 1994 as compared to 1993. Unit sales of Bernoulli drives were relatively flat in 1994 versus 1993, but price reductions resulted in lower sales dollars. Bernoulli disk sales also declined in 1994 as compared to 1993 in both dollars and units. These declines in Bernoulli sales were partially offset by increased sales of tape products. Tape drive unit sales doubled in 1994 as compared to 1993, while sales dollars increased at a slightly lower rate due to a lower average price on tape products in 1994. Sales of the Company's SyQuest compatible removable hard disk cartridges increased in 1994, which offset a decline in Floptical product sales.

Sales to the U.S. market declined in 1994 when compared to 1993 as a result of decreasing sales of Bernoulli products, which were only partially offset by increases in tape product sales. International sales, including export sales, increased by approximately 25% and represented 37% of total consolidated sales in 1994 compared to 28% in 1993. Substantial increases in sales of tape products in Europe were the primary reason for the increased sales in the international channels.

As previously mentioned, the Company expects to begin shipping its new Zip product line in the first half of 1995. Although the Company has received positive initial reaction to the Zip product line from the marketplace, the Company is unable to predict actual sales levels. The Company expects increased sales from its tape product line and from additional planned removable drive product offerings. These increases will be partially offset by a continuing decline in the Bernoulli product business. Sales are expected to increase in all channels in 1995, including the retail channel. However, there can be no assurance that the anticipated sales increases will be realized.

Cost of sales increased as a percentage of sales from 62.9% in 1993 to 65.4% in 1994. The decline in the gross margin percentage is partially due to a higher mix of tape products which have lower gross margins than the Bernoulli products. In addition, all product lines continue to experience competitive price pressures which have resulted in lower selling prices in 1994 when compared to 1993. Partially offsetting these factors, both the Bernoulli and tape product lines benefitted from significant production cost reductions which were realized throughout 1994. Management expects the gross margin percentage to decline in 1995 when compared to the overall 1994 rate as a result of continuing declines in sales of the higher margin Bernoulli products and the increasing sales of the lower margin tape products. In addition, the new Zip product line will have lower initial margins than the tape product line due to start-up costs and lower volumes. The Zip margins are expected to improve as volumes increase and manufacturing processes are improved. Also, the Company plans to remain price competitive on all product lines and further price decreases are likely. These lower sales prices are expected to be partially offset by improvements in material cost and reductions in overhead expenses planned for 1995.

Selling, general and administrative expenses decreased by $2.0 million and decreased slightly as a percentage of sales from 26.4% to 26.1%. Decreases in sales, general and administrative expenses resulted from restructuring actions which occurred in January and June of 1994, including the closing down of the Floptical product line, as well as streamlining operations in both the U.S. and Europe. Sales and marketing expenses were increased in the latter part of 1994 to introduce the Zip product line and to reposition the Company's marketing strategy worldwide. In addition, selling, general and administrative expenses increased in 1994 due to the payment of management bonuses. Management plans to decrease selling, general and administrative expenses as a percent of sales in 1995 as compared to 1994. The actual levels of expenses will be dependent on 1995 sales and the expenses required to successfully launch the new Zip product line, as well as other new products planned for 1995.

Research and development expenses decreased by $3.5 million and declined as a percentage of sales from 12.9% in 1993 to 10.9% in 1994. The major decline in research and development expenses resulted from the sale of the Company's thin film head development operation located in Fremont, California in the first quarter of 1994 and from closing its Floptical development laboratory located in Boulder, Colorado in the first quarter of 1994. Offsetting these decreases were increased development spending on the Company's tape product line and development costs for the Company's new Zip product line. Management expects research and development spending to be approximately the same in absolute dollars in 1995 as compared to 1994. Spending on Bernoulli development efforts will be decreased in 1995 as compared to 1994, with increased spending being planned for tape products, Zip products and other future products.

As mentioned earlier, the Company's operating expenses were reduced in 1994 due to the reversal of restructuring reserves totaling $2.5 million. The Company had previously recorded restructuring reserves totaling $11.5 million at December 31, 1993. During 1993 and 1994, the Company effected most of the restructuring actions that had been planned, but due to changing conditions, it elected to change the scope and focus of other previously planned activities. As a result, the Company no longer required $2.5 million of the previously recorded reserves and reversed the unneeded reserves in the fourth quarter of 1994. The Company has no remaining restructuring reserves on its balance sheet at December 31, 1994.

Interest income increased by $.3 million in 1994 as compared to 1993 due to a slight increase in cash and temporary investments, as well as higher interest rates earned on available balances. Other income consists primarily of royalties received, offset in part by losses incurred on the writedown of computer systems and foreign currency losses.

In 1993, the Company increased its deferred tax assets as required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109). The deferred tax assets net value at December 31, 1993 was $5.0 million. The realizability of deferred tax assets were reevaluated throughout 1994 in light of changing business conditions and uncertainties regarding previously contemplated strategies. As a result, the Company recorded a tax provision of $3.3 million to increase the valuation allowance to cover the realizability of the deferred tax assets to its estimated realizable value as of December 31, 1994. In addition to this tax provision which was recorded in 1994, the Company recognized a tax benefit of $1.4 million in the third quarter of 1994 as a result of a change in an estimate on the Company's 1993 tax return due to a change in the transfer price on products between the Company and its German subsidiary. The change in transfer price was a result of an independent economic study. The above items resulted in a tax provision for 1994 totaling $1.9 million.

1993 AS COMPARED TO 1992

Sales increased by 5.7% in 1993 when compared to 1992. Significant declines in sales of 5.25 inch 20, 44 and 90 megabyte Bernoulli drive products were partially offset by increased sales of 5.25 inch 150 megabyte Bernoulli drive products. Bernoulli drive sales dollars in total declined in 1993 as compared to 1992. Unit sales of Bernoulli drives were relatively flat in 1993 versus 1992, but price reductions resulted in lower sales dollars. Bernoulli disk sales also declined in 1993 as compared to 1992 in both dollars and units. These declines in Bernoulli sales were more than offset by increased sales of tape and Floptical products, resulting in a net increase in total sales.

On a sales channel basis, sales to the domestic distribution channel were relatively flat when compared to 1992, sales to the domestic federal channel were down, and sales to the domestic OEM channel increased over 1992. International sales, primarily to Europe, increased by approximately 20% and represented 28% of total sales in 1993 compared to 25% in 1992. Substantial increases in sales of tape products in Europe were the primary reason for the increased sales in the international channels.

Cost of sales increased as a percentage of sales from 53.2% in 1992 to 62.9% in 1993. The decline in the gross margin percentage is partially due to a higher mix of tape and Floptical products, which have lower gross margins than the Bernoulli products. Also, within the Bernoulli products, a 25% price reduction announced on September 1, 1993 and a slightly lower mix of higher margin disk products resulted in a lower gross margin on Bernoulli products.

Selling, general and administrative expenses increased by $1.3 million but decreased slightly as a percentage of sales from 27.0% to 26.4%. Increases in sales and marketing and administrative expenses in Europe plus increases in sales and marketing and administrative expenses associated with removable hard disk cartridges and increased administrative expenses associated with tape products were partially offset by decreases in domestic sales and marketing expenses and decreases in other general and administrative expenses.

Research and development expenses declined by $3.0 million and declined as a percentage of sales from 15.8% in 1992 to 12.9% in 1993. The decline in research and development expenses was comprised of reductions in Bernoulli, Floptical and tape development. These decreases were partially offset by increased expenses related to thin film head development.

The Company recorded restructuring expenses of $14.1 million representing 9.6% of sales in 1993.

Interest income declined by $.5 million in 1993 as compared to 1992 due to a slight decline in cash and cash equivalents, as well as lower interest rates earned on available balances. The Company recorded $.2 million of other income in 1993 comprised of a $.5 million gain on the sale of an idle facility, offset by recognition of losses on foreign currency transactions.

In 1993, the Company recorded an income tax provision of $.2 million. This provision represented the net increase in the valuation allowance necessary to cover the realizability of the deferred tax assets offset by the tax benefits which were recognized as the result of operating losses and tax credits.

Effective January 1, 1993, the Company adopted SFAS No. 109. In accordance with the provisions of SFAS No. 109, the Company recognized the cumulative effect of this accounting change totaling $2.3 million in the consolidated statement of operations for the year ended December 31, 1993.

LIQUIDITY AND FINANCIAL RESOURCES

The Company's liquidity and financial resources improved during 1994 as total cash and temporary investments increased by $1.0 million and working capital increased by $4.3 million. The Company generated $5.3 million of cash from operations. Operating cash flow was partially offset by $4.3 million of cash and temporary investments used in investing activities. The major components of cash used in investing activities were $7.1 million for purchases of equipment and leasehold improvements, which was partially offset by proceeds from the sale of discontinued research and development operations. These discontinued operations included the previously mentioned sale of the thin film head development laboratory, and the sale of certain Floptical assets and intellectual properties related to its Floptical product line.

Accounts receivable decreased by $2.8 million as a result of improved collection efforts which resulted in a decrease in the days sales outstanding in receivables at the end of 1994. Inventories increased by $3.7 million due primarily to higher inventory levels required to support the increase in tape product sales. In addition, the Bernoulli inventories increased as a result of not meeting sales expectations in the fourth quarter of 1994. Accounts payable and accrued liabilities decreased by $3.4 million due primarily to the liquidation of $6.8 million of accruals associated with restructuring costs which were recorded at the end of 1993. This reduction was partially offset by increases related to management bonuses of which the majority was paid in the first quarter of 1995.

During 1994, the Company added $7.1 million in equipment and leasehold improvements. The additions were comprised primarily of manufacturing production equipment, as well as development assets, personal computers and related equipment and software required to support the increasing tape sales volumes and to support the new Zip product line. Management expects 1995 capital expenditures to be higher than 1994 due primarily to manufacturing production equipment needed for the Zip product line, new tape products and other planned future products.

The Company expects net cash flows from operating and investing activities in 1995 to be negative. The Company believes its current cash and temporary investments, together with funds expected to be generated from operations, will be sufficient to satisfy its cash needs through 1995. However, this will depend on the success of the new Zip product line, as well as on the actual level of expenditures incurred by the Company for capital equipment and working capital required to support unannounced new products that are planned to start shipping in the last half of 1995. If demand for the Company's new products exceed expectations, the Company may need to obtain working capital from financial institutions or other funding sources.

Inflation has not had a significant impact on the Company's business or results of operations in 1994.


FINANCIAL CONDITIONS AND TRENDS

December 31,                        1994      1993      1992      1991      1990
                                   -------   -------   -------  -------   -------
                                                  (In thousands)
Cash and Temporary Investments     $19,793   $18,804   $19,691  $31,611   $29,107
Trade Receivables, Net              18,892    21,685    15,482   19,168    13,648
Inventories                         17,318    13,572    18,546   12,019     9,955
Total Assets                        75,833    81,089    86,955   87,046    72,780
Accounts Payable and Accrued
  Liabilities                       25,739    29,023    20,261   21,159    18,035
Current Portion of Capital Lease
  Obligations                            -         -        11      153       182
Working Capital                     34,818    30,550    35,038   43,165    36,107
Long-Term Obligations and
  Redeemable Preferred Stock         1,031       976       926      889       994
Equipment and Leasehold Improvement
  Additions During Year              7,083     6,567    12,980    8,482     5,518

SECURITIES

Iomega Common Stock is traded on the Nasdaq National Market under the symbol
IOMG.  As of December 31, 1994, there were 1,977 holders of record of Common
Stock.  The Company has not paid dividends on its Common Stock in the past and has no present intention to do so in the future.  The following table reflects the high and low sales prices for 1994 and 1993, retroactively adjusted for the 5-for-4 stock split in November 1994.
                                        1994                 1993
                                    --------------      --------------
Price Range of Common Stock:        High       Low      High       Low
                                    -----     ----      -----     ----
  1st Quarter                       $2.50     $1.80     $6.60     $3.10
  2nd Quarter                        2.10      1.60      4.10      3.00
  3rd Quarter                        3.20      2.10      3.40      2.00
  4th Quarter                        4.50      2.30      3.50      1.90

CONSOLIDATED STATEMENTS OF OPERATIONS
Iomega Corporation and Subsidiaries

For Years Ended December 31,        1994      1993     1992
                                  -------   -------   -------
                              (In thousands, except per share data)
Sales                             $141,380  $147,123  $139,174

Cost of Sales                       92,453    92,585    74,090
                                  --------  --------  --------
Gross Margin                        48,927    54,538    65,084

Operating Expenses:
  Selling, general and admin.       36,862    38,862    37,572
  Research and development          15,438    18,972    21,959
  Restructuring costs (reversal)    (2,491)   14,131         -
                                  --------   --------  -------
     Total operating expenses       49,809    71,965    59,531

Operating Income (Loss)               (882)  (17,427)    5,553

  Interest income                      871       620     1,102
  Interest expense                     (15)      (70)      (54)
  Other income (expense)                52       221      (456)
                                   --------  --------  --------
Income (Loss) Before Income Taxes
  and Cumulative Effect of
  Accounting Change                     26   (16,656)   6,145

Income Taxes                        (1,908)     (206)  (1,474)
                                  ---------  --------  -------
Net Income (Loss) Before
  Cumulative Effect of
  Accounting Change                 (1,882)  (16,862)   4,671

Cumulative Effect of Accounting
  Change                                 -     2,337        -
                                  --------  --------  -------
Net Income (Loss)                 $ (1,882) $(14,525) $ 4,671
                                  ========  ========  =======

Net Income (Loss) Per Common
  Share:
  Net income (loss) before
    cumulative effect of
    accounting change             $  (0.10) $  (0.93) $ 0.23
  Cumulative effect of accounting
    change                               -      0.13       -
                                  --------  --------  ------
  Net income (loss)               $  (0.10) $  (0.80) $ 0.23
                                  ========  ========  ======
Weighted Average Common Shares
  Outstanding (Includes effects
  of 5-for-4 stock split
  (see Note 2))                     18,473    18,106  20,265



The accompanying notes to consolidated financial statements are an integral part of these statements.


CONSOLIDATED BALANCE SHEETS
Iomega Corporation and Subsidiaries

Assets

December 31,                                       1994      1993
                                                 ---------  -------
                                                   (In thousands)
Current Assets:
  Cash and cash equivalents                       $  16,861 $  18,804
  Temporary investments                               2,932         -
  Trade receivables, less allowance for doubtful
    accounts of $1,627,000 and $1,547,000,
    respectively                                     18,892    21,685
  Inventories                                        17,318    13,572
  Deferred tax assets (net)                             477     2,494
  Other current assets                                4,077     3,018
                                                   --------  --------
     Total current assets                            60,557    59,573

Equipment and Leasehold Improvements, at cost:
  Machinery and equipment                            45,585    53,311
  Leasehold improvements                              6,034     6,628
  Furniture and fixtures                              4,737     4,459
  Equipment and construction in process               2,837       987
                                                   --------  --------
                                                     59,193    65,385

Less:  Accumulated depreciation and amortization    (43,917)  (47,025)
                                                   --------  --------
                                                     15,276    18,360

Deferred Tax Assets (Net)                                 -     2,491
Other Assets                                              -       665
                                                   --------  --------
                                                   $ 75,833  $ 81,089
                                                   ========  ========

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

CONSOLIDATED BALANCE SHEETS
Iomega Corporation and Subsidiaries

Liabilities and Shareholders' Equity

December 31,                                         1994      1993
                                                  --------  --------
                                                     (In thousands)
Current Liabilities:
  Accounts payable                                $  7,228  $  7,067
  Accrued restructuring costs                            -     6,818
  Accrued payroll and bonus                          3,047     1,947
  Deferred revenue                                   1,947     1,494
  Accrued vacation                                   1,954     1,790
  Accrued warranty                                   3,943     2,497
  Other accrued liabilities                          7,620     7,410
                                                  --------  --------
     Total current liabilities                      25,739    29,023

Commitments and Contingencies (Note 4)

Series A Convertible Preferred Stock, Authorized
  1,200,000 shares; Outstanding 258,816 and
  258,962 shares, respectively (Mandatory
  Redemption Price $5.00 per share)                   1,031       976

Shareholders' Equity:
  Preferred Stock, $0.01 par value; Authorized
    3,300,000 shares, none issued                         -         -
  Series C Junior Participating Preferred
    Stock, Authorized 250,000 shares, none issued         -         -
  Common Stock, $.0333 par value; Authorized
    30,000,000 shares; issued 18,519,749 and
    18,455,196 shares, respectively (includes
    effects of 5-for-4 stock split (see Note
    2))                                                 617       590
  Note receivable from shareholder                     (597)     (597)
  Additional paid-in capital                          48,258    60,082
  Accumulated earnings                                   785     2,744
                                                     --------  -------
                                                      49,063    62,819
  Less:  2,891,588 Common Stock treasury
    shares, at cost                                        -   (11,729)
                                                     --------  --------

     Total shareholders' equity                        49,063    51,090
                                                     --------  --------
                                                     $ 75,833  $ 81,089
                                                     ========  ========

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Iomega Corporation and Subsidiaries
                                                      Note
                                   Common Stock     Receivable   Additional
                                ------------------     from       Paid-in    Accumulated   Treasury
                                Shares      Amount  Shareholder   Capital      Earnings     Stock       Total
                                ---------  -------  -----------  --------   ------------   ---------    ------
                                           (In thousands, except per share data)


Balances at December 31, 1991  16,961,833  $ 565     $   0        $ 58,125  $ 12,752       $ (6,597)     $ 64,845
Sale of shares to employees at
  an average price of $2.03
  cash per share                  235,131      9         -             471         -              -           480
Purchase of 848,900 shares at
  an average cost of $6.18
  cash per share                        -      -         -               -         -         (5,248)       (5,248)
Accretion of Series A Convertible
  Preferred Stock redemption
  premium                               -       -        -             (50)        -              -           (50)
Dividends on Series A Convertible
  Preferred Stock                       -       -        -               -       (76)             -           (76)
Tax benefit from early dispositions of
  employee stock                        -       -        -             200         -              -           200
Recognition of compensation from
  Employee Stock Purchase Plan          -       -        -              60         -              -            60
Issuance of 19,812 treasury shares
  under Employee Stock Purchase
  Plan                                  -       -        -              86         -             56           142
Net Income                              -       -        -               -     4,671              -         4,671
                               ----------   ------   --------       -------    ------        -------       -------
Balances at December 31, 1992  17,196,964     574        0           58,892   17,347        (11,789)       65,024
Sale of shares to employees at
  an average price of $2.06
  cash per share                  190,296       6        -              386        -              -           392
Sale of shares to officer at
  an average price of $2.03 per
  share for a note receivable     294,000      10     (597)             587        -              -             -
Accretion of Series A Convertible
  Preferred Stock redemption
  premium                               -       -        -             (51)        -              -           (51)
Dividends on Series A Convertible
  Preferred Stock                       -       -        -               -       (78)             -           (78)
Tax benefit from early dispositions
  of employee stock                     -       -        -             214         -              -           214
Recognition of compensation from
  Employee Stock Purchase Plan          -       -        -              84         -              -            84
Issuance of 11,551 treasury
  shares under Employee Stock
  Purchase Plan                         -       -        -             (30)        -             60            30
Net Loss                                -       -        -               -   (14,525)             -       (14,525)
                               ----------   ------   ------        -------   --------       -------
Balances at December 31, 1993  17,681,260     590     (597)         60,082     2,744        (11,729)       51,090
Sale of shares to employees at
  an average price of $1.68
  cash per share                  157,901       5        -             251         -              -           256
Purchase of 130,000 shares at an
  average cost of $2.35 cash per
  share                                 -       -        -               -         -           (305)         (305)
Accretion of Series A Convertible
  Preferred Stock redemption premium    -       -        -             (55)        -              -           (55)
Dividends on Series A Convertible
  Preferred Stock                       -       -        -               -       (77)           (77)
Tax benefit from early dispositions of
  employee stock                        -       -        -              28         -              -            28
Recognition of compensation from
  Employee Stock Purchase Plan          -       -        -               8         -              -             8
Issuance of 5,057 treasury shares under
  Employee Stock Purchase Plan          -       -        -             (17)        -             17             -
Five-for-four Common Stock split
  effected in the form of a 25%
  stock dividend                  680,588      22        -         (12,039)        -         12,017             -
Net Loss                                -       -        -               -    (1,882)             -        (1,882)
                               ----------  --------  -------      ---------   -------        ------       -------
Balances at December 31, 1994  18,519,749   $ 617   $ (597)       $ 48,258    $  785         $    -       $49,063
                               ==========  ========  =======   ===========    =======        ======       =======

        The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Iomega Corporation and Subsidiaries

For Years Ended December 31,                   1994         1993          1992
                                             --------     --------     --------
                                                        (In thousands)
Increase (Decrease) in Cash and Cash
Equivalents Cash Flows from Operating
Activities:
  Net Income (Loss)                          $  (1,882)   $(14,525)    $   4,671

  Non-Cash Revenue and Expense Adjustments:
    Depreciation and amortization expense        6,853       8,472         6,447
    Cumulative effect of accounting change           -      (2,337)            -
    Deferred income tax provision                4,508           -             -
    Gain on sale of property held for resale         -        (459)            -
    Change in restructuring reserves             1,590       5,554             -
    Other                                         (314)       (292)          373
    Changes in Assets and Liabilities:
      Trade receivables (net)                    2,793      (6,203)        3,686
      Inventories                               (3,747)      3,786        (6,527)
      Other current assets                      (1,135)       (694)         (645)
      Accounts payable                             161       1,696          (659)
      Accrued liabilities                       (3,516)      6,333           524
                                               ---------   ---------   ----------
    Net cash provided from operating
    activities                                   5,311       1,331         7,870

Cash Flows from Investing Activities:
  Purchase of equipment and leasehold
    improvements                                (7,083)     (6,567)      (12,980)
  Purchase of temporary investments             (8,825)          -             -
  Sale of temporary investments                  5,893           -             -
  Prepayment of royalties                            -      (1,000)       (2,000)
  Proceeds from sale of property held for
    resale                                           -       4,461             -
  Proceeds from sale of research and
    development assets                           2,792           -             -
  Net (increase) decrease in other assets          (10)         343         (151)
                                               ---------   ---------    ----------
Net cash used in investing activities           (7,233)      (2,763)     (15,131)

Cash Flows from Financing Activities:
  Proceeds from sales of Common Stock              256         402           566
  Tax benefit from early dispositions of
    employee stock                                  28         214           200
  Principal payments on capitalized lease
    obligations                                      -         (11)         (153)
  Redemption of Series A Convertible Stock           -          (2)           (2)
  Purchase of treasury stock                      (305)          -        (5,248)
  Utilization of treasury stock for Stock
    Purchase Plan                                    -          20            56
  Payment of dividends on Preferred Stock            -         (78)          (78)
                                               ---------   ---------   ----------
Net cash provided from (used in)
financing activities                               (21)        545        (4,659)
                                               ---------   ---------   ----------
Net Change in Cash and Cash Equivalents         (1,943)       (887)      (11,920)
Cash and Cash Equivalents at Beginning of Year  18,804      19,691        31,611
                                               ---------   ---------   ----------
Cash and Cash Equivalents at End of Year       $16,861     $18,804     $  19,691
                                               =========   =========   ==========

Supplemental Schedule of Non-Cash Investing and
  Financing Activities:
    Net receivable (payable) associated with
      revaluation of forward exchange
      contracts                                $ (111)     $   49       $     (48)
    Sale of Common Stock for a Note            $    -      $  597       $       -

        The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Iomega Corporation and Subsidiaries

(1)  SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries after elimination of all material intercompany accounts and transactions.

Revenue Recognition - Revenue is recognized when units are shipped to customers. However, revenue recognition is deferred on shipments to distributors whose inventory is in excess of normal distributor inventory requirements. The Company's general policy is not to accept returns of product except for those products under warranty or for which the customer has a right of return agreement. The deferral of sales in excess of normal distributor inventory requirements totaled $1,947,000 and $1,494,000 at December 31, 1994 and 1993, respectively, and is recorded in deferred revenue.

Price Protection - The Company has agreements with certain of its customers which, in the event of a price decrease, allow those customers (subject to certain limitations) credit equal to the difference between the price originally paid and the reduced price on units in the customers' inventories at the date of the price decrease. When a price decrease is anticipated, the Company establishes reserves for amounts estimated to be reimbursed to the qualifying customers.

Inventories - Inventories include direct materials, direct labor, and manufacturing overhead costs and are recorded at the lower of cost (first-in, first-out) or market and consist of the following:

          December 31,             1994      1993
                                 (In thousands)
          Raw materials       $   7,524 $   6,979
          Work-in-process         4,839     2,030
          Finished goods          4,955     4,563
                                 -------  -------
                              $  17,318 $  13,572
                                 ======    ======

Equipment and Leasehold Improvements - When property is retired or otherwise disposed of, the book value of the property is removed from the asset and related accumulated depreciation and amortization accounts, and the net gain or loss is included in the determination of net income. Depreciation is provided based on the straight-line method over the following estimated useful lives of the property.

          Machinery and equipment            2 - 5 years
          Leasehold improvements                 5 years
          Furniture and fixtures                10 years

Product Development - Product research and development costs are expensed as incurred.

Warranty Costs - A two-year limited warranty is generally provided on the Company's disk drives and disk drive subsystems. A one-year limited warranty is generally provided on the Company's Floptical drives, and magneto-optical disks. A two or five-year limited warranty is generally provided on the tape drives and tape media. A five-year limited warranty is generally provided on the Company's Bernoulli 5.25 inch disks. The Floptical media carries a lifetime warranty. A five-year limited warranty is generally provided on certain brands of the removable hard disk cartridges and a lifetime warranty is provided on a specific brand. Warranty costs of the removable hard disk cartridges are shared with the manufacturer. The estimated warranty costs to be incurred are accrued at the time of sale.

Net Income (Loss) Per Common Share - Net income (loss) per common share is based on the weighted average number of shares of Common Stock and dilutive common stock equivalent shares outstanding during the year. Common stock equivalent shares consist primarily of stock options and convertible preferred stock that have a dilutive effect when applying the treasury stock method. In periods where losses are recorded, common stock equivalents would decrease the loss per share and are therefore not added to weighted average shares outstanding. The outstanding shares and earnings per share have been restated for all periods presented to reflect the impact of the stock split described in Note 2.

Foreign Currency Translation - For purposes of consolidating foreign operations, the Company has determined the functional currency for its foreign operations is the U.S. dollar. Therefore, translation gains and losses are included in the determination of income as a component of other income and expense.

Income Taxes - The Company recognizes a liability or asset for the deferred tax consequences of temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. These temporary differences will result in taxable or deductible amounts in future years when the reported amounts of the assets or liabilities are recovered or settled.

General business tax credits are accounted for using the "liability" method, which reduces Federal income tax expense in the year in which these credits are generated.

Cash Equivalents and Temporary Investments - For purposes of cash flows, the Company considers all highly liquid debt instruments purchased with maturities of three or fewer months to be cash equivalents. Instruments with maturities in excess of three months are classified as temporary investments. At December 31, 1994, all temporary investments had maturities of less than six months. Cash equivalents and temporary investments primarily consist of certificates of deposit (CDs), investments in money market mutual funds, commercial paper and banker's acceptances and are recorded at cost which approximates market. Accordingly, the Company classifies all cash equivalents and temporary investments as held to maturity.

The Company's policy is to invest in high quality commercial paper of reputable companies rated at A2P2 or above. The diversification of risk is consistent with Company policy to maintain liquidity and ensure safety of deposit. The CDs collateralize the letters of credit described in Note 4.

Reclassifications - Certain reclassifications where made to the 1993 and 1992 consolidated financial statements to conform with the 1994 presentation.

(2)  STOCK SPLIT

On October 27, 1994, the Company's Board of Directors declared a 5-for-4 stock split which was effected in the form of a 25% Common Stock dividend paid on November 23, 1994 to stockholders of record at the close of business on November 9, 1994 ("Stock Split"). The Company paid cash in lieu of issuing fractional shares. In connection with the Stock Split, the Board of Directors approved the issuance of 5 stock options for every 4 stock options outstanding and reduced the option price by 25%.

The transaction has been accounted for as a stock split. Of the shares of Common Stock distributed by the Company in connection with the Stock Split, approximately 3,017,000 were treasury shares and the remainder were authorized but unissued shares. The cost of the treasury shares and authorized but unissued shares was recorded as a reduction in additional paid-in capital.
All earnings per share and outstanding shares have been retroactively restated in the financial statements for all periods presented.

(3)  INCOME TAXES

Income before income taxes is comprised of $208,000 for domestic operations and a loss of $182,000 for foreign operations in 1994. Loss before income taxes and cumulative effect of accounting change was comprised of $7,338,000 for domestic operations and $9,318,000 for foreign operations in 1993.

Income tax (provision)/benefit consists of the following.

     December 31,                 1994      1993      1992
                                       (In thousands)
     Current Income Taxes:
       Federal                $  1,217  $   (164) $   (980)
       State                       208       (22)     (307)
       Foreign                       -         -         -
                              --------  --------- ---------
                                 1,425      (186)   (1,287)
                              --------  --------- ---------
     Prepaid (Deferred) Taxes:
       Federal                      (6)    7,486      (187)
       State                         -         -         -
       Change in Valuation
         Allowance              (3,327)   (7,506)        -
                               -------- --------- ---------
                                (3,333)      (20)     (187)
                               -------- --------- ---------
     Income Taxes             $ (1,908) $   (206) $ (1,474)
                               ======== ========= =========

Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109). In accordance with the provisions of SFAS No. 109, the Company recognized the cumulative effect of this accounting change totaling $2.3 million in the consolidated statement of operations for the year ended December 31, 1993.

The accounting change resulted in a $3.8 million increase in the deferred tax asset. The increase was reduced by a $1.5 million valuation allowance resulting in a current benefit of 2.3 million recorded in the first quarter of 1993. The Company established the $1.5 million valuation allowance for the foreign net operating loss carryover and a portion of the other deferred assets which may not be realized.

The valuation allowance for deferred tax assets was increased by $3.2 million in the first quarter of 1994. This increase in the valuation allowance was partially offset by a $.5 million increase in the deferred tax assets resulting in a $2.7 million reduction of the net deferred tax asset. Included in the results for the third quarter of 1994 was a current combined federal and state tax benefit of $1.4 million. This benefit was due to a change in the estimated 1993 transfer price of products sold by the Company to its German subsidiary. The change in transfer price was the result of an independent economic study.

At December 31, 1994, the Company had $12.9 million of deferred tax assets. The deferred assets have been reduced by a $12.3 million valuation allowance. This allowance (an increase for the year of $3.3 million) has been established for the foreign net operating loss and research credit carryover assets and temporary differences which will not be realized in 1995. The Company has not assumed future profitability in determining the realizability of the net deferred tax assets.

The components of and the changes in the net deferred tax assets and liabilities for the year ended December 31, 1994 are as follows:
                                                  Deferred
                                   December 31,   (Expense)  December 31,
                                       1993        Benefit       1994
                                                 (In thousands)
Deferred tax assets:
  Bad debt reserves                $    469       $     13    $    482
  Inventory reserves                    824            116         940
  Fixed asset reserves                   21             15          36
  Accrued expense reserves            2,994          1,602       4,596
  Inventory unicap adjustment           151              9         160
  Foreign net operating loss
    carryover                         3,024         (1,531)      1,493
  Research credit carryover           3,480          1,885       5,365
  Intercompany profit in inventory       31             64          95
  Restructuring charges               3,502         (3,502)          -
  Other                                (382)           166        (216)
                                    --------       --------    --------
Total deferred tax assets            14,114         (1,163)     12,951

Valuation allowance                  (9,006)        (3,327)    (12,333)
                                    --------        --------   --------
Deferred tax asset net of
  valuation allowance                 5,108         (4,490)        618

Deferred tax liabilities:
  Accelerated depreciation             (123)           (18)       (141)
                                     --------     ---------    --------
Net deferred tax assets            $  4,985       $ (4,508)    $   477
                                     ========     =========    ========

Cash paid for income taxes was $94,000 in 1994, $1,322,000 in 1993, and $2,215,000 in 1992. The Company received cash refunds of $2,247,000 during 1994.

For financial reporting purposes, the tax effect of the Company's current and cumulative foreign net operating losses are fully considered in the deferred tax assets. The Company has a current domestic tax loss which will be carried back against prior years' taxable income. The Company has a foreign tax operating loss carryforward of $4,950,000.

As of December 31, 1994, the Company has tax credit carryforwards of approximately $5.6 million for financial reporting purposes and $4.5 million for regular income tax reporting purposes, expiring on various dates through 2008. The difference between financial and regular tax credit carryforwards is attributable to the assumed carryback of 1994 temporary differences for financial reporting purposes to prior years' taxable income.

The Company's 1994 and 1992 regular federal income tax provision has been reduced to the "alternative minimum tax" by general business credit carryforwards.

The difference between income taxes at the statutory tax rate and the actual rate is shown in the following table (in thousands).

December 31,                                1994      1993    1992
Federal Statutory Rate                   $    (9) $  5,663  $(2,089)
Utilization of Tax Credits                     4       947      981
Loss from Foreign Subsidiary                   -         -     (708)
Change in Transfer Price                   1,400         -        -
Deductible Items                               -        21       74
State Income Taxes                           (22)      669     (307)
Increase in deferred asset valuation
   reserve                                (3,327)   (7,506)       -
Foreign Income Taxes                           -         -        -
Other                                         46         -      575
                                         -------- --------  -------
Income Taxes                            $ (1,908) $   (206) $(1,474)
                                         ======== ========  ========

(4)  COMMITMENTS AND CONTINGENCIES

Litigation - From time to time, the Company is involved in lawsuits and claims generally incidental to its business. It is the opinion of management, after discussions with legal counsel, that the ultimate dispositions of these suits and claims will not have a material adverse effect on the Company's financial statements.

Lease Commitments - The Company conducts its operations from leased facilities. Aggregate lease commitments under non-cancelable operating leases in effect at December 31, 1994 are as follows (in thousands):

                                      Lease
     Years Ending December 31,     Commitments
     1995                             $1,559
     1996                                635
     1997                                442
     1998                                 71
     1999                                 71
                                      ------
                                      $2,778
                                      ======

Total rent expense for the years ended December 31, 1994, 1993 and 1992 was approximately $1,989,000, $2,336,000, and $2,128,000, respectively.

Letters of Credit - The Company has several letters of credit, of which approximately $1,000,000 was outstanding at December 31, 1994. These letters of credit expire on various dates through July 1995 and are secured by Certificates of Deposit.

Bonus Plan - The Company's Board of Directors adopted a 1994 bonus plan that provided for bonus payments to officers and key employees. The payment of the 1994 bonuses was contingent upon the Company and the employees achieving certain objectives. At December 31, 1994, the Company has accrued $1,400,000 for management bonuses of which the majority will be paid in February 1995.

Profit Sharing Plan - In 1991, the Company's Board of Directors adopted a profit sharing plan that provided for payments to all eligible employees of their share of a pool that equaled 6.0% of the Company's annual income before income taxes. In 1994, the plan was amended to 5.0% of the Company's annual income before income taxes. Employees must complete one year of continuous employment to be eligible. Employees receive a share of the profit sharing pool based upon their annual salary as a ratio to total annual salaries of all eligible employees. The Company paid $505,000 of profit sharing for the 1992 profit sharing plan. There were no profit sharing payments for fiscal 1993 and 1994.

Foreign Exchange Contracts - The Company has commitments to sell foreign currencies relating to forward exchange contracts in order to hedge against future currency fluctuations. The contracts mature at various dates through May 1995. At December 31, 1994, the Company had 7,500,000 Deutsche Marks in forward exchange sales contracts outstanding.

Gains and losses on foreign currency contracts intended to be used to hedge operating requirements are reported currently in income. Gains and losses on foreign currency contracts intended to meet firm commitments are deferred and are recognized as part of the cost of the underlying transaction being hedged. At December 31, 1994, all of the Company's forward exchange contracts were speculative. The Company's theoretical risk in these transactions is the cost of replacing, at current market rates, these contracts in the event of default by the counterparty.

(5)  PREFERRED STOCK

The Company has authorized the issuance of up to 5 million shares of Preferred Stock, $.01 par value per share. The Company's Board of Directors has the authority, without further shareholder approval, to issue Preferred Stock in one or more series and to fix the rights and preferences thereof. During 1987, in connection with the settlement of litigation, the Company designated 1,200,000 shares of Preferred Stock as Series A Convertible Preferred Stock. These shares were issued in 1989. In July 1989, the Company designated 250,000 shares of Preferred Stock as Series C Junior Participating Preferred Stock in connection with its Shareholder Rights Plan (see Note 6).

Series A Convertible Preferred Stock - Each share of Series A Convertible Preferred Stock (Series A Stock): (1) has a liquidation preference of $5; (2) accrues dividends at a rate of 6% (which shall accrue but not be paid if the Company's after-tax net income is insufficient to pay them); (3) is convertible, provided the fair market value of the Common Stock is at least $12 per share, by either the holders of the Series A Stock or the Company, into the number of shares of Common Stock determined by dividing $7.50 by the fair market value of the Common Stock at the time of conversion; (4) will be redeemed by the Company on the tenth anniversary of its issuance at a price of $5 plus accrued but unpaid dividends; and (5) has no voting rights, except as required by law. At December 31, 1994, the accrued but unpaid dividends were $155,000.

In March 1990, the Company offered to purchase all of the outstanding shares of its Series A Stock at a price of $2.00 per share in cash in order to reduce the administrative costs and dividend requirements and provide stockholders with an opportunity to sell their shares. The Company believes there is currently no established trading market for the Series A Stock. In 1990, the Company acquired approximately 935,000 shares of Series A Stock for approximately $2.0 million. In 1991, the Company acquired 5,388 shares for approximately $11,000. In 1992, 1993 and 1994, the Company repurchased a minimal number of shares. The Company may repurchase additional shares of Series A Stock in the future.

Series C Junior Participating Preferred Stock - Each share of Series C Junior Participating Preferred Stock (Series C Stock) will: (1) have a liquidation preference of $125 per share; (2) have rights to dividends, subject to the rights of any series of Preferred Stock ranking prior and superior to the Series C Stock, when and if declared by the Board of Directors; (3) not be redeemable; and (4) have voting rights which entitle the holder to 125 votes per share.

(6)  PREFERRED STOCK PURCHASE RIGHTS

In July 1989, the Company adopted a Shareholder Rights Plan and declared a dividend of eight-tenths of one preferred stock purchase right for each outstanding share of Common Stock. Under certain conditions, each right may be exercised to purchase one one-hundredth of a share of Series C Stock at an exercise price of $15. The rights will be exercisable only if a person or group has acquired beneficial ownership of 20% or more of the Common Stock or announced a tender or exchange offer that would result in such a person or group owning 30% or more of the Common Stock. The Company generally will be entitled to redeem the rights at $.01 per right at any time until the tenth day following public announcement that a 20% stock position has been acquired and in certain other circumstances.

If any person or group becomes a beneficial owner of 25% or more of the Common Stock (except pursuant to a tender or exchange offer for all shares at a fair price as determined by the outside members of the Board of Directors) or if a 20% stockholder consolidates or merges into or engages in certain self-dealing transactions with the Company, each right not owned by a 20% stockholder will enable its holder to purchase such number of shares of Common Stock as is equal to the exercise price of the right divided by one-half of the current market price of the Common Stock on the date of the occurrence of the event. In addition, if the Company engages in a merger or other business combination with another person or group in which it is not the surviving corporation or in connection with which its Common Stock is changed or converted, or if the Company sells or transfers 50% or more of its assets or earning power to another person, each right that has not previously been exercised will entitle its holder to purchase such number of shares of Common Stock of such other person as is equal to the exercise price of the right divided by one-half of the current market price of such Common Stock on the date of the occurrence of the event.




(7)  STOCK OPTIONS

Stock Option Plans - The Company has a 1981 Stock Option Plan (the "1981 Option Plan") and a 1987 Stock Option Plan (the "1987 Option Plan"). The 1981 Option Plan has expired and no further options may be granted under this plan; however, outstanding options previously granted under this plan remain in effect. Both plans permit the granting of incentive and nonstatutory stock options. The plans cover an aggregate of 6,875,000 shares of Common Stock. The exercise price of options granted under the 1987 Option Plan may not be less than 100% of the fair market value of the Common Stock at the date of grant in the case of incentive stock options, and may not be less than 25% of the fair market value of the Common Stock at the date of grant in the case of nonstatutory stock options.

Options under both plans must be exercised within ten years from the date of grant in the case of incentive stock options and within ten years and one month from the date of grant in the case of nonstatutory stock options, or sooner if so specified within the option agreement. At December 31, 1994, the Company had reserved an aggregate of 4,535,881 shares for issuance upon exercise of options granted or to be granted under these plans.

The following table presents the aggregate options granted, forfeited, and exercised under the 1981 and 1987 Option Plans during 1994, 1993, and 1992 at their respective exercise price ranges. All options and option prices have been restated for the stock split.

                                          1994       1993         1992
                                       ---------   ---------   ---------
Options outstanding at January 1,      2,349,723   2,978,051   3,077,150

Options granted (1994 at prices
  from $1.80 to $3.18; 1993 at
  prices from $2.10 to $5.70;
  1992 at prices from $4.70
  to $8.75 per share)                    734,875     101,678     167,954

Options forfeited (1994 at prices
  from $1.25 to $8.75; 1993 at
  prices from $0.80 to $8.70;
  1992 at prices from $3.00
  to $7.70 per share)                   (472,797)   (124,636)    (17,219)

Options exercised (1994 at prices
  from $0.80 to $2.40; 1993 at
  prices from $0.32 to $3.00;
  1992 at prices from $0.32
  to $4.20 per share)                   (158,047)   (605,370)   (249,834)
                                       ----------  ----------   ---------
Options outstanding at December 31,
  (1994 prices from $0.80 to $8.75;
  1993 prices from $0.80 to $8.75;
  1992 prices from $0.32 to $8.75
  per share)                           2,453,754   2,349,723   2,978,051
                                       =========   =========   =========
Exercisable at December 31, (prices
  ranging from $0.80 to $8.75
  per share)                           1,628,687   1,886,950   1,993,749
                                       =========   =========   =========

Reserves for future grant at
  December 31,                         2,082,127   1,831,782   1,808,824
                                       =========   =========   =========

Director Stock Option Plans - The 1987 Director Stock Option Plan (the "Director Plan") covered 250,000 shares of Common Stock. The Director Plan provided for the grant to each non-employee director of the Company, on his initial election as a director, an option to purchase 31,250 shares of Common Stock. The exercise price per share of the option is equal to the fair market value of the Company's Common Stock on the date of grant of the option. Options become exercisable in five equal annual installments, commencing one year from the date of grant, provided the holder continues to serve as a director of the Company. Any option granted under the Director Plan must be exercised no later than ten years from the date of grant. All options granted under the Director Plan are nonstatutory options. Subsequent to year end, the Board adopted the 1995 Director Stock Option Plan. This Plan covers 200,000 shares of Common Stock and provides for the grant to each non-employee director of the Company, on his initial election as a director, an option to purchase 25,000 shares of Common Stock.

The following table presents the aggregate options granted, forfeited and exercised under the Director Plan during 1994, 1993 and 1992 at their respective exercise price ranges. All options and option prices have been restated for the stock split.

                                            1994      1993      1992
Options outstanding at January 1,         168,750   137,500   156,250

Options granted at $1.60 per share
  in 1994 and $3.50 per share in 1993      62,500    31,250         -

Options exercised at $1.70 per share
  in 1994 and $2.20 per share in 1992     (31,250)        -   (18,750)
                                         ---------  -------   --------
Options outstanding at December 31, (1994
  at prices from $1.60 to $3.50; 1993
  at prices from $1.70 to $3.50; 1992
  at prices from $1.70 to $2.75 per
  share)                                  200,000   168,750   137,500
                                          =======   =======   =======
Exercisable at December 31, (prices
  ranging from $1.60 to $3.50 per share)  100,000    93,750    93,750
                                          =======   =======   =======
Reserved for future grant at December 31,       -    62,500    93,750
                                          =======   =======   =======

Other Stock Options - In December 1987, the Company granted to each of five of the six members of the Board of Directors an option to purchase 31,250 shares of Common Stock. The exercise price of these options was $1.20 per share in the case of four options, and $1.40 per share in the case of the other option. Each option is exercisable in increments of 6,250 shares per year beginning one year from the date of grant and must be exercised no later than ten years and one month from the date of grant. During 1992, options to purchase 25,000 shares were exercised at $1.20 per share. At December 31, 1994, options for the purchase of 81,250 shares were outstanding and exercisable at prices ranging from $1.20 to $1.40 per share.

(8)  STOCK PURCHASE PLAN

1991 Stock Purchase Plan - On January 25, 1991, the Company's Board of Directors approved an employee stock purchase plan for 1991, 1992, and 1993. Eligible employees were allowed to purchase Common Stock at market value on the date coincident with the distribution of the semiannual profit sharing payments. The employee will earn a premium equal to 25% of their original purchase on each of the first four anniversaries of purchase provided the employee is still employed by the Company and the shares are still held by the Company. A total of 1,500,000 shares were approved for the three-year plan with 250,000 shares plus the premium of 250,000 shares approved for each year. Employees participating in the profit sharing plan used up to 66 % of their profit sharing payment to purchase stock. As of December 31, 1994, a total of 43,641 shares have been purchased pursuant to this plan and a total of 8,836 of premium shares have been issued under this plan.

(9)  RETIREMENT PLAN

The Iomega Retirement and Investment Savings (IRIS) Plan permits eligible employees to make tax deferred investments through payroll deductions. Each year the Company may contribute to the IRIS Plan at the discretion of the Board of Directors, based on the prior year's earnings of the Company. The IRIS Plan is subject to compliance with Section 401(k) of the Internal Revenue Code and the Employee Retirement Income Securities Act of 1974. Under the terms of the IRIS Plan, all contributions are immediately vested in full. The Company contributed approximately $319,000, $398,000, and $434,000 to the IRIS Plan for the years ended December 31, 1994, 1993 and 1992, respectively.

(10) OPERATIONS BY GEOGRAPHIC REGION

Prior to July 1992, the Company's sales to foreign customers were primarily export sales. In July 1992, the Company's German subsidiary began to ship and invoice the majority of the Company's European sales. The Company still exports to areas outside of Europe. Export sales (excluding European sales subsequent to July 1992) for the years ended December 31, 1994, 1993 and 1992 were $6,133,000, $7,534,000, and $21,041,000, respectively.

The Company has two primary geographic regions: domestic and foreign. Domestic operations include all U.S. and export operations. Foreign operations are comprised of the subsidiary in Germany and sales offices located in France, Belgium, the United Kingdom, Spain, Italy and Germany. The sales offices in France, Belgium, the United Kingdom, Italy and Spain are branches of U.S. subsidiaries. Inventory is transferred from domestic operations to the German subsidiary at an arms-length price determined by an independent economic study. Following is a summary of the Company's operations by geographic location.

For the Year Ended December 31, 1994:

                              Domestic   Foreign   Intercompany
                             Operations Operations Transactions  Consolidated
                                            (In thousands)

Net Sales:
To Unaffiliated Customers     $  95,554 $  45,826   $       -      $ 141,380

To Affiliates                    26,393         -      (26,393)            -

Cost of Sales                    87,305    31,522      (26,374)       92,453
                              ---------  --------   -----------    ---------
Gross Margin                     34,642    14,304          (19)       48,927
                              =========  ========   ===========    =========

Operating Expenses               45,049     4,760            -        49,809
                              =========  ========   ===========    =========

Net Income (Loss)             $  (9,729) $  7,866    $     (19)    $  (1,882)
                              =========  ========   ===========    =========

Identifiable Assets           $  61,696  $ 14,228    $     (91)    $  75,833
                              =========  ========   ===========    =========

Capital Expenditures          $   5,894  $  1,189    $       -     $   7,083
                              =========  ========    ==========    =========


For the Year Ended December 31, 1993:

                               Domestic   Foreign   Intercompany
                              Operations Operations Transactions  Consolidated
                                            (In thousands)

Net Sales:
To Unaffiliated Customers     $ 112,961  $  34,162   $       -     $ 147,123

To Affiliates                    26,750          -     (26,750)            -

Cost of Sales                    89,984     29,997     (27,396)       92,585
                              ---------  ----------   ---------    ---------
Gross Margin                     49,727      4,165         646        54,538
                              =========  ==========   =========    =========

Operating Expenses               58,454     13,511           -        71,965
                              =========  ==========   =========    =========

Net Income (Loss)             $  (4,147) $ (11,024)   $     646    $ (14,525)
                              =========  ==========   =========    =========

Identifiable Assets           $  68,004  $  13,214    $    (129)   $  81,089
                              =========  =========    =========    =========

Capital Expenditures          $   4,920  $   1,647    $       -    $   6,567
                              =========  =========    =========    =========



For the Year Ended December 31, 1992:

                              Domestic   Foreign     Intercompany
                            Operations  Operations   Transactions  Consolidated
                                          (In thousands)

Net Sales:
To Unaffiliated Customers   $ 125,391   $  13,783      $       -    $ 139,174

To Affiliates                  12,217           -        (12,217)           -

Cost of Sales                  74,658      10,791        (11,359)      74,090
                            ---------   ---------      ----------   ---------
Gross Margin                   62,950       2,992           (858)      65,084
                            =========   =========      ==========   =========

Operating Expenses             53,463       6,068              -       59,531
                            =========   =========      ==========   =========

Net Income (Loss)           $   8,699   $  (3,170)     $    (858)   $   4,671
                            =========   =========      =========    =========

Identifiable Assets         $  77,507   $  10,398      $    (950)   $  86,955
                            =========   =========      =========    =========

Capital Expenditures        $  11,830   $   1,150      $       -    $  12,980
                            =========   =========      =========    =========


(11) OTHER MATTERS

Significant Customers - During 1994, sales to Ingram Micro D, Inc. accounted for 11% of the Company's sales. During 1993, sales to Ingram Micro D, Inc. accounted for 14% of the Company's sales. During 1992, sales to Ingram Micro D, Inc. and Merisel, Inc. accounted for 19% and 10%, respectively, of the Company's sales. No other single customer accounted for more than 10% of the Company's sales during the years indicated.

Concentration of Credit Risk - The Company markets its products primarily through computer product distributors who in turn sell to dealers and their franchises for resale to end users. Accordingly, as the Company grants credit to its customers, a substantial portion of outstanding accounts receivable are due from computer product distributors. At December 31, 1994, the customers with the ten highest outstanding accounts receivable balances totaled $7.1 million or 34% of the gross accounts receivable. At December 31, 1994, the outstanding accounts receivable balance from one customer was $3.1 million or 15% of gross accounts receivable. If any one or a group of these customers' receivable balances should be deemed uncollectible it could have a material adverse effect on the Company's operations.

Purchases From Related Parties - The Company purchased inventory items totaling $398,000, $372,000, and $538,000 for the years ended December 31, 1994, 1993, and 1992, respectively, from a vendor having a common director with the Company.

Notes Receivable From Related Parties - In September 1993, the Company loaned an executive officer approximately $679,000 as part of the officer's severance package; a portion of the loan was used by the executive to exercise stock options. This amount of the loan is included in note receivable from shareholder in the accompanying consolidated financial statements. The Company received a note from the officer which bears interest at an annual rate of 4.5% and is payable in two equal annual installments of $340,000 which are due on or before January 1995 and January 1996. The note is with full recourse and is collateralized by the stock purchased.

Subsequent to December 31, 1994, the Company loaned another executive officer approximately $283,000 as part of the officer's severance package. A portion of the loan was used by the executive to exercise stock options. The Company received a note from the officer which bears interest at an annual rate of 7.75% and is payable in full on or before January 1996. The note is with full recourse and is collateralized by the stock purchased.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
Iomega Corporation and Subsidiaries




To Iomega Corporation:

We have audited the accompanying consolidated balance sheets of Iomega Corporation (a Delaware corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Iomega Corporation and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

As explained in Note 3 to the consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for income taxes.




ARTHUR ANDERSEN LLP

Salt Lake City, Utah
January 25, 1995