Form 10-K, Exhibit 13
period 1995-12-31
IOMEGA CORP
filed 1996-03-28
CIK 352789

Exhibit 13.1

IOMEGA CORPORATION AND SUBSIDIARIES

Financial Highlights

For years ended December 31,
(in thousands, except per share data)          1995       1994
Sales                                      $326,225   $141,380
Cost of sales                               235,838     92,453
Operating expenses                           76,765     49,809
Net income (loss)                          $  8,503   $ (1,882)

Net income (loss) per common share         $   0.14   $  (0.03)

Weighted average number of shares
 outstanding(1)                              60,180     55,419

Share price(1):  high                      $  17.92   $   1.50
                 low                       $   1.08   $    .53

Quarterly Financial Information

For year ended December 31, 1995
(in thousands, except per share
 data)                         Qtr 1    Qtr 2    Qtr 3    Qtr 4   Total Year
Sales                        $40,112  $52,594  $84,721  $148,798   $326,225
Gross margin                  11,717   11,687   21,496    45,487     90,387
Net income (loss)             (1,498)  (1,947)   2,025     9,923      8,503

Net income (loss) per
 common share(1)             $ (0.03)  $(0.03)  $ 0.03   $  0.16   $   0.14


For year ended December 31, 1994
(in thousands, except per share
 data)                        Qtr 1    Qtr 2     Qtr 3    Qtr 4   Total Year

Sales                       $34,506  $32,867   $35,534  $38,473    $141,380
Gross margin                 10,600   12,016    12,495   13,816      48,927
Net income (loss)            (5,391)    (238)    2,468    1,279      (1,882)

Net income (loss) per
 common share(1)            $ (0.10) $ (0.00)  $  0.04   $ 0.02    $  (0.03)

Operating Highlights

As of year end December 31,                             1995      1994
Employees                                              1,667       886

Facilities (square feet)                             251,000   242,000


(1) Earnings per share, outstanding shares and share prices have been retroactively adjusted to reflect stock splits (see Note 2 to Consolidated Financial Statements).

IOMEGA CORPORATION AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIA CONDITION AND
RESULTS OF OPERATIONS

Trends in operations

The following table indicates the trends in certain components of the consolidated statements of operations for each of the last five years.

Year ended December 31,       1995     1994     1993     1992      1991
(in thousands, except per share and employee data)
Sales                     $326,225  $141,380  $147,123 $139,174 $136,566
Cost of sales              235,838    92,453    92,585   74,090   68,404
                          --------   -------  --------   ------  -------
  Gross margin              90,387    48,927    54,538   65,084   68,162
Operating expenses:
 Selling, general and
  administrative            57,189    36,862    38,862   37,572   34,323
 Research and development   19,576    15,438    18,972   21,959   17,939
 Restructuring costs
  (reversal)                     -    (2,491)   14,131        -        -
                          --------  --------  --------  -------  -------
  Total operating expenses  76,765    49,809    71,965   59,531   52,262

Operating income (loss)     13,622      (882)  (17,427)   5,553   15,900
Interest and other
  income (expense)          (1,983)      908       771      592    1,661
                           -------   -------   --------  ------  -------
Income (loss) before
 income taxes and
 cumulative effect of
 accounting change          11,639        26   (16,656)   6,145   17,561
Provision for income
 taxes(1)                   (3,136)   (1,908)     (206)  (1,474)  (5,236)
                          --------  --------  ---------  -------  -------
Net income (loss) before
 cumulative effect
 of accounting change(1)     8,503    (1,882)  (16,862)   4,671   12,325
Cumulative effect of
 accounting change(1)            -         -     2,337        -        -
                          --------  --------  ---------  -------  -------
Net income (loss           $ 8,503   $(1,882) $(14,525)  $4,671   $12,325
                          ========  ========  =========  =======  =======
Net income (loss) per
 common share(2)           $  0.14   $ (0.03) $  (0.27)  $ 0.08   $  0.20
                          ========  =========  =========  =======  =======

Weighted average common
 shares outstanding(2)      60,180    55,419    54,318   60,795    61,767
                          ========  ========  =========  =======  =======
Total personnel              1,667       886     1,077    1,270     1,153
                          ========  ========  =========  =======  =======


(1) See Note 3 of Notes to Consolidated Financial Statements.

(2) See Note 1 of Notes to Consolidated Financial Statements.


RESULTS OF OPERATIONS

The following table sets forth certain financial data as a percentage of sales for the years ended December 31, 1995, 1994 and 1993:

                                        Percentage of Sales
Year ended December 31,              1995    1994     1993
Sales                               100.0%  100.0%   100.0%
Cost of sales                        72.3    65.4     62.9
                                    ------  ------  -------
 Gross margin                        27.7    34.6     37.1

Operating expenses:
 Selling, general and
  administrative                     17.5    26.1     26.4
 Research and development             6.0    10.9     12.9
 Restructuring costs (reversal)         -    (1.8)     9.6
                                     -----  ------   -----
  Total operating expenses           23.5    35.2     48.9

Operating income (loss)               4.2    (0.6)   (11.8)
Interest and other income
 (expense)                           (0.6)    0.6      0.5
                                     -----  ------   -----
Income (loss) before income
 taxes and cumulative effect
 of accounting change                 3.6       -    (11.3)
Provision for income taxes           (1.0)   (1.3)    (0.2)
                                     -----  ------  -------
Net income (loss) before
 cumulative effect of
 accounting change                    2.6    (1.3)   (11.5)
Cumulative effect of
 accounting change                      -       -      1.6
                                     -----  ------  ------
Net income (loss)                     2.6%   (1.3)%   (9.9)%
                                     =====  ======  ======

1995 As Compared To 1994

Sales. Sales increased by $185 million, or 131%, in 1995 when compared to 1994. The primary reason for the increased sales was the introduction of the new Zip product line, which began shipping at the end of the first quarter of 1995. Increased sales of Ditto products also contributed to the increased sales. In addition, the Company began shipping Jaz products in limited quantities in December 1995. These sales increases were partially offset by reduced sales of Bernoulli products.

In 1995, sales of Zip and Jaz products accounted for $174.2 million, or 53%, of sales. Ditto products accounted for $86.5 million, or 27%, of sales in 1995 as compared to $42.1 million, or 30%, of sales in 1994. Bernoulli and other product sales totaled $65.5 million, or 20%, of sales in 1995 as compared to $99.3 million, or 70%, of 1994 sales. In the fourth quarter of 1995, sales of Zip and Jaz increased to 68% of sales, Ditto represented 22% of sales and Bernoulli and other products were 10% of sales.

Sales to the U.S. market increased by $133.5 million, or 149%, in 1995 when compared to 1994. International sales, primarily to customers located in Europe, increased by $51.3 million, or 99%, in 1995 when compared to 1994. In total, sales outside of the United States represented 31.7% of sales in 1995 as compared to 36.7% in 1994.

Management expects increased sales of Zip, Jaz and Ditto products in 1996, which it expects to be partially offset by significant declines in sales of Bernoulli products. However, the Company is experiencing component shortages which may continue to limit production and therefore sales. Accordingly, there can be no assurance that future sales will materialize as expected.

Gross Margin. The Company's gross margin percentage in 1995 was 27.7%, as compared to 34.6% in 1994. The decline in gross margin percentage was primarily attributable to a shift in sales mix away from higher margin Bernoulli products to lower margin Zip products. Start-up costs associated with the introduction of Zip and Jaz products also contributed to the decline in gross margin percentage. The Company's gross margin percentage increased from 25.4% in the third quarter of 1995 to 30.6% in the fourth quarter of 1995, which is primarily attributable to an increase in sales of Zip disks, which have significantly higher margins than drives, as a percentage of total sales.

Gross margins in 1996 will depend in large part on sales of Zip and Jaz disks, which generate significantly higher gross margins than the corresponding drives, and on the sales mix between disks and drives. Historically, the gross margin of Bernoulli products has generally been in excess of 40%; the gross margins of the Zip, Jaz and Ditto product lines during 1995 were significantly lower than that. Although the Company expects the gross margins of Zip and Jaz products to increase as production increases, it does not expect them to achieve the levels historically achieved by Bernoulli. In addition, gross margins will be affected by the level of sales through OEMs, the Company's ability to achieve planned cost reductions and by any future price reductions.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by 55% in 1995 as compared to 1994. As a percentage of sales, these expenses declined from 26.1% in 1994 to 17.5% in 1995. The decline in percentage is due to the increased sales volume in 1995. The actual selling, general and administrative expenses increased by $20.3 million in 1995 as compared to 1994. The increased expenses were primarily the result of advertising and promotion expenses incurred to launch new products, variable selling expenses, and increased salaries and wages resulting from increased headcount in all areas of sales, marketing and administration. Management expects selling, general and administrative expenses to increase further in 1996 in absolute dollars due to advertising and promotion expenses expected to be incurred to help create demand for Zip, Jaz and Ditto products, as well as increased variable selling expenses and increased fixed administrative expenses.

Research and Development Expenses. Research and development expenses were 6.0% of sales in 1995, compared to 10.9% in 1994. The decline in percentages is due to the increased sales volumes in 1995. The actual research and development expenses increased by $4.1 million in 1995 compared to 1994. This increase was primarily the result of expenditures related to the development of the Zip, Ditto and Jaz products. Management expects continued increases in research and development expenses in 1996 in absolute dollars as the result of the continued growth in the resources needed for future product development and enhancement.

Other. In 1995, the Company recorded a net foreign currency loss of $1.2 million. This loss was primarily a result of losses incurred in connection with the remeasurement of forward exchange contracts to market values. The majority of the loss was incurred in the first quarter of 1995 as the U.S. dollar weakened against foreign currencies (primarily European currencies) that were hedged by the forward contracts in place at April 2, 1995. In the first quarter of 1995, the Company bought more than its customary three months of forward exchange contracts with the intent of hedging operating cash flows through the remainder of the year and in anticipation of a strengthening dollar. However, the dollar continued to weaken against the currencies that were hedged, resulting in a $1.5 million charge to operations. The loss on the remeasurement of forward exchange contracts was partially offset by translation gains recorded in remeasurement of its foreign subsidiary's financial statements to the U.S. dollar.

The Company recorded interest expense of $1.7 million in 1995 due to borrowings on short-term credit lines as well as capital leases. Interest income declined from $.9 million in 1994 to $.5 million in 1995 due to declining cash balances. Other income of $.4 million recorded in 1995 is primarily attributable to royalty payments received related to the Company's Ditto products.

For 1995, the Company recorded a tax provision of $3.1 million representing an effective income tax rate of 27%. The Company expects the effective income tax rate to increase in the future to the statutory rate of 35% for federal income tax and approximately 5% for state income taxes. The timing of the rate increase will depend on future taxable income, the utilization of available tax credits, and changes in the valuation allowance associated with the deferred tax assets.


1994 As Compared To 1993

Sales decreased by 4% in 1994 when compared to 1993. Significant declines in sales of 5.25-inch 44- and 90-MB Bernoulli drive products were partially offset by increased sales of 5.25-inch 150- and 230-MB Bernoulli drive products. Bernoulli drive sales dollars in total declined in 1994 as compared to 1993. Unit sales of Bernoulli drives were relatively flat in 1994 versus 1993, but price reductions resulted in lower sales dollars. Bernoulli disk sales also declined in 1994 as compared to 1993 in both dollars and units. These declines in Bernoulli sales were partially offset by increased sales of tape products. Tape drive unit sales doubled in 1994 as compared to 1993, while sales dollars increased at a slightly lower rate due to a lower average price on tape products in 1994. Sales of the Company's SyQuest-compatible removable hard disk cartridges (which have been discontinued) increased in 1994, which offset a decline in Floptical product sales.

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

Cost of sales increased as a percentage of sales from 62.9% in 1993 to 65.4% in 1994. The decline in the gross margin percentage was partially due to a higher mix of tape products which have lower gross margins than the Bernoulli products. In addition, all product lines continued to experience competitive price pressures which resulted in lower selling prices in 1994 when compared to 1993. Partially offsetting these factors, both the Bernoulli and tape product lines benefitted from significant production cost reductions which were realized throughout 1994.

Selling, general and administrative expenses decreased by $2.0 million and decreased slightly as a percentage of sales from 26.4% to 26.1%. Decreases in selling, general and administrative expenses resulted from restructuring actions which occurred in January and June of 1994, including the closing down of the Floptical product line, as well as streamlining operations in both the U.S. and Europe. Sales and marketing expenses were increased in the latter part of 1994 to introduce the Zip product line and to reposition the Company's marketing strategy worldwide. In addition, selling, general and administrative expenses increased in 1994 due to the payment of management bonuses.

Research and development expenses decreased by $3.5 million and declined as a percentage of sales from 12.9% in 1993 to 10.9% in 1994. The major decline in research and development expenses resulted from the sale of the Company's thin film head development operation located in Fremont, California in the first quarter of 1994 and from closing its Floptical development laboratory located in Boulder, Colorado in the first quarter of 1994. Offsetting these decreases were increased development spending on the Company's tape product line and development costs for the Company's Zip product line.

The Company's operating expenses were reduced in 1994 due to the reversal of restructuring reserves totaling $2.5 million. The Company had previously recorded restructuring reserves totaling $11.5 million at December 31, 1993. During 1993 and 1994, the Company effected most of the restructuring actions that had been planned, but due to changing conditions, it elected to change the scope and focus of other previously planned activities. As a result, the Company no longer required $2.5 million of the previously recorded reserves and reversed the unneeded reserves in the fourth quarter of 1994. The Company had no remaining restructuring reserves on its balance sheet at December 31, 1994.

Interest income increased by $0.3 million in 1994 as compared to 1993 due to a slight increase in cash and temporary investments, as well as higher interest rates earned on available balances. Other income consisted primarily of royalties received, offset in part by losses incurred on the writedown of computer systems and foreign currency losses.

In 1993, the Company increased its deferred tax assets as required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109). The deferred tax assets net value at December 31, 1993 was $5.0 million. The realizability of deferred tax assets was reevaluated throughout 1994 in light of changing business conditions and uncertainties regarding previously contemplated strategies. As a result, the Company recorded a tax provision of $3.3 million to increase the valuation allowance to cover the realizability of the deferred tax assets to its estimated realizable value as of December 31, 1994. In addition to this tax provision which was recorded in 1994, the Company recognized a tax benefit of $1.4 million in the third quarter of 1994 as a result of a change in an estimate on the Company's 1993 tax return due to a change in the transfer price on products between the Company and its German subsidiary. The change in transfer price was a result of an independent economic study. The above items resulted in a tax provision for 1994 totaling $1.9 million.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1995, the Company had cash and cash equivalents of $1.0 million, working capital of $12.6 million and a ratio of current assets to current liabilities of 1.1 to 1. During 1995, the Company used $15.8 million in cash and cash equivalents consisting of $27.0 million used in operating activities, and $42.5 million in investing activities, offset by $53.7 million provided by financing activities.

On July 5, 1995, the Company entered into a loan agreement with the Commercial Finance Division of Wells Fargo. The agreement permits revolving loans, term loans and letters of credit up to an aggregate outstanding principal amount equal to the lesser of $60 million or 90% of eligible accounts receivable. There is an aggregate sublimit of $10 million for letters of credit. The revolving credit line bears interest at the bank's prime rate plus 1%, and the Wells Fargo term loans bear interest at the bank's prime rate plus 1.25%. The agreement expires June 30, 1996. Certain covenants within the agreement require the Company to maintain minimum levels of working capital and net worth. Under the agreement with Wells Fargo, the Company may also secure financing of equipment purchases from third parties up to a maximum of $25 million, less term loans outstanding to Wells Fargo. In November 1995, a foreign subsidiary of the Company entered into an agreement with a German commercial bank for up to DM 50 million (approximately $35 million), which involves the sale of a portion of the foreign subsidiary's accounts receivable to the bank. In January 1996, the Company entered into a $6.0 million short-term revolving credit facility with First Security Bank of Utah.
This facility matures on April 12, 1996 and contains covenants similar to those contained in the Wells Fargo loan agreement. In addition, the Company has entered into various agreements to provide capital lease financing and other term loans for the purchase of certain manufacturing equipment. The Company intends to refinance its loan with Wells Fargo upon its maturity. There can be no assurance, however, that the Company will be able to refinance such loan at acceptable terms.

The Company's balance sheet at December 31, 1995 reflected current notes payable of $47.6 million, representing utilization of the revolving credit line with Wells Fargo of $33.2 million, term loans with Wells Fargo of $3.6 million, borrowings under the German loan agreement of $9.8 million and the short-term portion of other term loans of $1.0 million. In addition, the short-term and long-term portion of capital lease obligations totaled $0.8 million and $1.5 million, respectively, at December 31, 1995, and the long-term portion of notes payable totaled $2.6 million at December 31, 1995. The borrowings have been used to finance working capital needs, including increases in inventory and accounts receivable and capital expenditures related to production volume increases.

Accounts receivable increased by $87.1 million at December 31, 1995 compared to December 31, 1994, due to increased sales, particularly in the last portion of the fourth quarter. Inventory increased by $81.4 million during 1995 due to build-ups in manufacturing capacity at both the Company's facilities and those of manufacturing partners. The Company's inventory is currently somewhat imbalanced, with more than sufficient quantities of certain goods and insufficient quantities of other goods, due in part to difficulties in obtaining certain components. The increases in receivables and inventory were partially offset by increases in accounts payable and accrued liabilities of $120.4 million.

Cash expenditures for fixed asset additions for 1995 totaled $45.2 million. These additions are primarily related to increased manufacturing capacity for Zip, Ditto and Jaz products. The Company expects capital expenditures in future quarters to continue to be significant as production capacity is added at the Company's current manufacturing facility, as well as tooling at vendor facilities and third-party manufacturing facilities.

The Company expects that additional financing will be required to fund the Company's operations through 1996, including any planned expense increases or capital expenditures discussed above. The precise amount and timing of the Company's funding needs cannot be determined at this time and will depend upon a number of factors, including the market demand for the Company's products, the availability of critical components, the Company's strategic alliances for the manufacture of its products, the progress of the Company's product development efforts and the Company's inventory management. The Company currently expects that it would seek to obtain such funds from additional borrowing arrangements and/or a public offering of debt or equity securities. There can be no assurance that funds required by the Company in the future will be available on terms satisfactory to the Company.


Factors Affecting Future Operating Results

Because the Company is relying on its Zip and Jaz products for the substantial majority of its sales in 1996, the Company's future operating results will depend in large part on the ability of those products to attain widespread market acceptance. Although the Company believes there is a market demand for new personal computer data storage solutions, there can be no assurance that the Company will be successful in establishing Zip and Jaz as accepted solutions for that market need. The extent to which Zip and Jaz achieve a significant market presence will depend upon a number of factors, including the price, performance and other characteristics of competing solutions introduced by other vendors, the timing of the introduction of such solutions, and the success of the Company in establishing OEM arrangements for Zip and Jaz with leading personal computer manufacturers. In addition, the component shortages confronting the Company could continue to limit the Company's sales and provide an opportunity for competing products to achieve market acceptance.

A number of elements of the Company's business strategy may also directly impact the Company's future operating results. Because the Company's marketing strategy is based in significant part on generating consumer awareness of and demand for its products, the Company plans to incur significantly increased marketing and advertising expenses in 1996. In addition, a critical element of the Company's distribution strategy is the establishment of OEM arrangements for Zip, Jaz and Ditto. OEM sales generally provide lower gross margins than sales to other channels. Moreover, reductions in the prices of the Company's Zip, Jaz and Ditto products would likely have an adverse effect on gross margins for those products. The Company's business strategy is substantially dependent on maximizing sales of its proprietary Zip and Jaz disks, which generate significantly higher margins than its disk drives. If this strategy is not successful, either because the Company does not establish a sufficiently large installed base of Zip and Jaz drives, because another party succeeds in producing disks that are compatible with Zip and Jaz drives without infringing the Company's proprietary rights, or for any other reason, the Company's sales would be adversely affected, and its net income would be disproportionately adversely affected.

Although sales of Zip drives and disks were the primary reason for the Company's revenue growth during 1995, sales of such products may be attributable in large part to the novelty of such products and the initial publicity surrounding the introduction of Zip and may not be indicative of the long-term demand for such products. Moreover, the retail market to which the Company's products are targeted is seasonal, with a substantial portion of total sales typically occurring in the fourth quarter, and may be subject to continued softening in 1996. Accordingly, investors should not assume that the sales growth experienced by the Company in 1995 is an indication of future sales. Moreover, in light of the Company's revenue growth in 1995 and the change in the nature of its business over the past year, the Company believes that period-to-period comparisons of its financial results are not necessarily meaningful. In addition, the Company has experienced and may experience significant fluctuations in its quarterly operating results.

The Company's European sales are predominantly denominated in foreign currencies. In addition, the Company purchases certain components in foreign currencies. The Company enters into forward exchange contracts to sell and purchase foreign currencies as a means of hedging its foreign operating cash flows. Fluctuations in the value of foreign currencies relative to the U.S. dollar would result in foreign currency gains and losses.

RECENT ACCOUNTING PRONOUNCEMENT

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS
No. 121). SFAS No. 121 is effective for financial statement periods beginning after December 31, 1995. Management does not expect that the adoption of SFAS No. 121 will have a material impact on the Company's financial position or results of operations.


Financial Conditions and Trends

December 31, (in thousands)         1995     1994     1993     1992    1991
Cash and temporary investments    $ 1,023  $19,793  $18,804  $19,691  $31,611
Trade receivables, net            105,955   18,892   21,685   15,482   19,168
Inventories                        98,703   17,318   13,572   18,546   12,019
Total assets                      266,227   75,833   81,089   86,955   87,046
Notes payable                      47,640        -        -        -        -
Accounts payable and accrued
 liabilities                      145,946   25,739   29,023    20,261  21,159
Current portion of capital
 lease obligations                   782        -         -        11     153
Working capital                   12,623   34,818    30,550    35,038  43,165
Long-term obligations and
 redeemable preferred stock        4,032    1,031       976       926     889
Equipment and leasehold
 improvement additions
 during year                      45,232    7,083     6,567    12,980   8,482


Securities

Iomega Common Stock is traded on the Nasdaq National Market under the symbol IOMG. As of December 31, 1995, there were 2,634 holders of record of Common Stock. The Company has not paid dividends on its Common Stock in the past and has no present intention to do so in the future. The following table reflects the high and low sales prices for 1995 and 1994, retroactively adjusted for the 5-for-4 stock split in November 1994 and the 3-for-1 stock split in January 1996. (see Note 2 to Consolidated Financial Statements). The Company's loan agreements prohibit the repayment of dividends without the prior written consent of the banks.

                          Price Range of Common Stock:
                              1995          1994
                          High    Low   High    Low

1st Quarter             $ 2.61 $ 1.08  $0.83   $0.60
2nd Quarter             $ 8.71 $ 2.33  $0.70   $0.53
3rd Quarter             $10.00 $ 6.79  $1.07   $0.70
4th Quarter             $17.92 $ 5.50  $1.50   $0.77

IOMEGA CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

December 31, (in thousands, except share data)     1995      1994
ASSETS
Current assets:
 Cash and cash equivalents                     $   1,023   $ 16,861
 Temporary investments                                 -      2,932
 Trade receivables, less allowance for
  doubtful accounts of $1,861
  and $1,627, respectively                        105,955    18,892
 Inventories                                       98,703    17,318
 Deferred tax assets                                2,778       477
 Other current assets                               3,673     4,077
                                                ---------   -------
   Total current assets                           212,132    60,557
                                                ---------   -------
Equipment and leasehold improvements, at cost:
 Machinery and equipment                           67,812    45,585
 Leasehold improvements                             6,475     6,034
 Furniture and fixtures                             4,805     4,737
 Equipment and construction in process             24,057     2,837
                                                ---------   -------
                                                  103,149    59,193
Less: Accumulated depreciation and amortization   (49,779)  (43,917)
                                                ---------   -------
                                                   53,370    15,276

Deferred tax assets                                   520         -
                                                ---------    ------
Other assets                                          205         -
                                                ---------    ------
                                                 $266,227   $75,833
                                                =========   =======

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
 Notes payable                                   $ 47,640   $     -
 Accounts payable                                  94,782     7,228
 Bank overdraft                                    11,833         -
 Accrued payroll and bonus                          6,777     3,047
 Deferred revenue                                   3,207     1,947
 Accrued vacation                                   2,939     1,954
 Accrued warranty                                   4,652     3,943
 Other accrued liabilities                         21,756     7,620
 Income taxes payable                               5,141         -
 Current portion of capitalized lease obligations     782         -
                                                  -------- --------
   Total current liabilities                      199,509    25,739
                                                  -------- --------
Capitalized lease obligations, net of
  current portion                                   1,481         -
                                                  -------- --------
Notes payable, net of current portion               2,551         -
                                                  -------- --------
Commitments and contingencies (Note 4)

Redeemable Series A Convertible Preferred Stock;
   outstanding 258,816 shares                           -     1,031
                                                  --------  -------
Stockholders' equity:
 Preferred Stock, $0.01 par value; authorized
   4,750,000 shares                                     -         -
 Series C Junior Participating Preferred Stock;
   authorized 250,000 shares, none issued               -         -
 Common Stock, $.03333par value; authorized
   150,000,000 shares; issued 58,819,335 and
   55,559,247 shares, respectively                  1,960     1,852
 Notes receivable from stockholders                     -      (597)
 Additional paid-in capital                        51,473    47,023
 Retained earnings                                  9,253       785
                                                  --------   -------
   Total stockholders' equity                      62,686     49,063
                                                  --------   -------
                                                 $266,227    $75,833
                                                  ========   =======

The accompanying notes to consolidated statements are an integral part of these balance sheets.

IOMEGA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31,
(in thousands, except per share data)        1995       1994       1993
Sales                                    $326,225   $141,380   $147,123
Cost of sales                             235,838     92,453     92,585
                                         --------   --------   --------
Gross margin                               90,387     48,927     54,538

Operating expenses:
 Selling, general and administrative       57,189     36,862     38,862
 Research and development                  19,576     15,438     18,972
 Restructuring costs (reversal)                 -     (2,491)    14,131
                                         --------   --------   --------
   Total operating expenses                76,765     49,809     71,965
                                         --------   --------   --------
Operating income (loss)                    13,622       (882)   (17,427)
 Foreign currency gain (loss)              (1,243)       353        328
 Interest income                              537        871        620
 Interest expense                          (1,652)       (15)       (70)
 Other income (expense)                       375       (301)      (107)
                                         --------   --------   --------
Income (loss) before income taxes and
  cumulative effect of accounting change   11,639         26    (16,656)
Provision for income taxes                 (3,136)    (1,908)      (206)
                                         --------   --------   --------
Net income (loss) before cumulative
  effect of accounting change               8,503     (1,882)   (16,862)
Cumulative effect of accounting change          -          -      2,337
                                         --------   --------   --------
Net income (loss)                        $  8,503   $ (1,882)  $ 14,525)
                                         ========   ========   ========

Net income (loss) per common share:
 Net income (loss) before cumulative
   effect of accounting change           $  0.14    $ (0.03)   $  (0.31)
 Cumulative effect of accounting change        -          -        0.04
                                         -------   ---------   --------
 Net income (loss)                       $  0.14    $ (0.03)   $  (0.27)
                                         =======   =========   ========

Weighted average common shares
  outstanding                             60,180     55,419      54,318
                                         =======   =========   ========

The accompanying notes to consolidated financial statements are an integral part of these statements.

IOMEGA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands, except share data)               Notes
                                             Receivable  Additional
                                Common Stock    from       Paid-in  Retained  Treasury
                            Shares     Amount Stockholders  Capital  Earnings   Stock  Total
                           ----------  ------ ------------ -------- --------- -------- -----
Balances at December 31,
  1992                     53,632,656  $1,788  $    -      $57,746  $17,347 $(11,857) $65,024
Sale of shares to employees
 at an average price of
 $0.69 cash per share         570,888      19       -          373        -        -      392
Sale of shares to officer
 at an average price of
 $0.68 per share for a
 note receivable              882,000      29    (597)         568        -        -       -
Accretion of Series A
 Convertible Preferred Stock
 redemption premium                 -       -       -          (51)       -        -     (51)
Dividends on Series A
 Convertible Preferred Stock        -       -       -            -      (78)       -     (78)
Tax benefit from early
 dispositions of employee
 stock                              -       -       -          214        -        -     214
Recognition of compensation
 from Employee Stock Purchase
 Plan                               -       -       -           84        -        -      84
Issuance of 34,563 treasury
 shares under Employee Stock
 Purchase Plan                      -       -       -          (30)       -       60      30
Net loss                            -       -       -            -  (14,525)       - (14,525)
                            ----------  ------  ------   ---------- --------  ------ -------
Balances at December 31,
 1993                      55,085,544   1,836    (597)      58,904    2,744  (11,797) 51,090
Sale of shares to employees
 at an average price of
 $0.56 cash per share         473,703      16       -          240        -        -     256
Purchase of 390,000 shares
 at an average cost of
 $0.78 cash per share               -       -       -            -        -     (305)   (305)
Accretion of Series A
 Convertible Preferred Stock
 redemption premium                 -       -       -          (55)       -        -     (55)
Dividends on Series A
 Convertible Preferred Stock        -       -       -            -      (77)       -     (77)
Tax benefit from early
 dispositions of employee
 stock                              -       -        -          28        -        -      28
Recognition of compensation
 from Employee Stock Purchase
 Plan                               -       -        -           8        -        -       8
Issuance of 15,171 treasury
 shares under Employee Stock
 Purchase Plan                      -       -        -         (17)       -       17       -
Five-for-four Common Stock
 split effected in the form
 of a 25% stock dividend            -       -        -     (12,085)       -   12,085       -
Net loss                            -       -        -           -   (1,882)       -  (1,882)
                            ----------  ------  -------   --------  --------  ------  -------
Balances at December 31,
 1994                      55,559,247   1,852     (597)     47,023      785        -  49,063
Sale of shares to employees
 at an average price of
 $0.83 cash per share       2,429,751      81        -       1,945        -        -   2,026
Sale of shares to an
 officer at an average
 price of $0.57 per share
 for a  note receivable       496,875      16     (283)        267        -        -       -
Accretion of Series A
 Convertible Preferred
 Stock redemption premium          -        -       -         (14)       -        -    (14)
Dividends on Series A
 Convertible Preferred Stock       -        -       -           -      (35)       -    (35)
Tax benefit from early
 dispositions of employee
 stock                             -        -       -         860        -        -    860
Recognition of compensation
 from Employee Stock Purchase
 Plan                              -        -       -         185        -        -    185
Conversion of Series A
 Convertible Preferred
 Stock to Common Stock       318,600       11       -       1,194        -        -  1,205
Issuance of Common Shares
 under Employee Stock
 Purchase Plan                14,862        -       -          13        -        -     13
Collection of notes
 receivable from
 stockholders                      -        -     880           -        -        -    880
Net income                         -        -       -           -    8,503        -  8,503
                          ----------   -------   -----  ---------   ------   ------  -----
Balances at December 31,
 1995                     58,819,335   $1,960    $  -     $51,473  $ 9,253   $    -$62,686
                          ==========  =======  =======  =========  =======  ======= ======

The accompanying notes to consolidated financial statements are an integral part of these statements.

IOMEGA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, (in thousands)     1995     1994      1993
Increase (decrease) in cash and
  cash equivalents
Cash flow from operating activities:
 Net income (loss)                       $  8,503 $ (1,882) $(14,525)
 Non-cash revenue and expense adjustments:
  Depreciation and amortization expense     8,943    6,853     8,472
  Cumulative effect of accounting change        -        -    (2,337)
  Deferred income tax provision (benefit)  (2,821)   4,508         -
  Change in restructuring reserves              -    1,590     5,554
  Other                                       926     (314)     (751)
 Changes in assets and liabilities:
  Trade receivables (net)                 (87,063)   2,793    (6,203)
  Inventories                             (81,385)  (3,747)    3,786
  Income taxes payable                      6,823        -         -
  Other current assets                     (1,278)  (1,135)     (694)
  Accounts payable                         87,554      161     1,696
  Accrued liabilities                      32,808   (3,516)    6,333
                                         -------- ---------  --------
   Net cash provided from (used in)
     operating activities                 (26,990)   5,311     1,331
                                         -------- ---------  --------
Cash flows from investing activities:
 Purchase of equipment and leasehold
   improvements                           (45,232)  (7,083)   (6,567)
 Purchase of temporary investments         (2,090)  (8,825)        -
 Sale of temporary investments              5,022    5,893         -
 Prepayment of royalties                        -        -    (1,000)
 Proceeds from sale of property held
   for resale                                   -        -     4,461
 Proceeds from sale of research and
   development assets                           -     2,792        -
 Net (increase) decrease in other assets     (205)     (10)      343
                                          --------  --------  -------
   Net cash used in investing activities  (42,505)  (7,233)   (2,763)
                                          --------  --------  -------
Cash flows from financing activities:
 Proceeds from sales of Common Stock        2,028      256       402
 Proceeds from issuance of notes payable  259,667        -         -
 Payments on notes payable and
   capitalized lease obligations         (209,748)       -       (11)
 Tax benefit from early dispositions
   of employee stock                          860       28       214
 Redemption of Preferred Stock                (30)       -        (2)
 Purchase of treasury stock                     -     (305)        -
 Utilization of treasury stock for
    Stock Purchase Plan                         -        -        20
 Payment of dividends on Preferred Stock        -        -       (78)
 Proceeds from notes receivable from
    stockholders                              880        -         -
                                         ---------  -------  --------
   Net cash provided from (used in)
     financing activities                  53,657      (21)      545
                                         ---------  -------  --------
Net change in cash and cash equivalents   (15,838)  (1,943)     (887)
Cash and cash equivalents at beginning
   of year                                 16,861    18,804   19,691
                                        ---------  --------  -------
Cash and cash equivalents at end of
   the year                              $  1,023   $16,861 $ 18,804
                                        =========  ========  ======
Supplemental schedule of non-cash
   investing and financing activities:
 Net receivable (payable) associated
   with revaluation of forward exchange
   contracts                            $  (1,113) $  (111)  $    49
                                        =========  ========   ======
 Sale of Common Stock for a note          $   283  $     -   $   597
                                        =========  ========   ======
 Conversion of Series A Preferred
    Stock to Common Stock                $  1,205  $     -   $     -
                                        =========  ========   ======
 Machinery and equipment financed
    under capitalized
    lease obligations                    $  2,535  $     -   $     -
                                        =========  ========   ======

The accompanying notes to consolidated financial statements are an integral part of these statements.

 1  SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations - The Company designs, manufactures and markets innovative data storage solutions, based on removable-media technology, that help personal computer users manage their stuff. The Company's data storage solutions include disk drives marketed under the tradenames Zip and Jaz, a family of tape drives marketed under the tradename Ditto, and a line of removable drives marketed under the tradename Bernoulli. Retail outlets for the Company's products include mail order catalogs, computer superstores, office supply superstores and specialty computer stores. The Company sells its products to retail channels directly as well as indirectly through distributors. The Company's products are sold at the retail level by most of the leading retailers of computer products in the United States. In addition to sales through these retail channels, the Company has entered into a number of strategic marketing alliances with a variety of companies within the computer industry. These alliances include OEM arrangements providing for certain of the Company's products to be incorporated in new computer systems at the time of purchase.

The Company's business has grown significantly in the past year, with sales increasing from $141.4 million in 1994 to $326.2 million in 1995. This business growth has resulted in substantial increases in accounts receivable and inventories. Increases in these working capital components have resulted in a significant decline in the Company's liquidity. The Company does not expect that current sources of financing available to the Company will be sufficient to fund the Company's operations through 1996. The Company will require additional funds during 1996 to finance its operations.

Sources of Supply - Many components incorporated in, or used in the manufacture of, the Company's products are currently only available from sole source suppliers. The Company purchases all of its sole source and limited source components and equipment pursuant to purchase orders placed from time to time and has no guaranteed supply arrangements. Supply shortages resulting from a change in suppliers could cause a delay in manufacturing and a possible loss of sales, which would have an adverse effect on operating results.

Manufacturing Relationships - The Company uses independent parties to manufacture for the Company, on a contract basis, a substantial portion of the Company's products. The Company's manufacturing relationships are generally not covered by binding contracts and may be subject to unilateral termination by the Company's manufacturing partners. Shortages resulting from a change in manufacturing partners could cause a delay in manufacturing and a possible loss of sales, which would have an adverse affect on operating results.

Pervasiveness of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries after elimination of all material intercompany accounts and transactions.

Revenue Recognition - Revenue is recognized when units are shipped to customers. However, revenue recognition is deferred on shipments to customers with right of return privileges whose inventory is in excess of estimated normal customers' inventory requirements. The gross margin associated with deferral of sales in excess of estimated normal customers' inventory requirements totaled $3,207,000, $1,947,000 and $1,494,000 at December 31, 1995, 1994 and 1993, respectively, and is included in deferred revenue in the accompanying consolidated balance sheets.
     In addition, the Company records reserves at the time of shipment for estimated volume rebates and price protection credits to be issued to customers. These reserves totalled $1,633,000 and $169,000 at December 31, 1995 and 1994, respectively, and are netted against accounts receivable in the accompanying consolidated balance sheets.

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

Inventories - Inventories include direct materials, direct labor, and manufacturing overhead costs and are recorded at the lower of cost (first-in, first-out) or market and consist of the following (in thousands):


December 31,             1995              1994

Raw materials           $89,030          $ 7,524
Work-in-process           5,680            4,839
Finished goods            3,993            4,955
                        -------          -------
                        $98,703          $17,318
                        =======          =======

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

Machinery and equipment  2 - 5 years
Leasehold improvements   5 years
Furniture and fixtures   10 years

The Company has certain specialized manufacturing equipment used in its operations.

Product Development - Product research and development costs are expensed as incurred.

Advertising - The Company expenses the cost of advertising the first time the advertising takes place, except cooperative advertising with customers, which is accrued at the time of sale. For the years ended December 31, 1995, 1994 and 1993, advertising expenses totaled approximately $10,612,000, $6,348,000 and $5,574,000, respectively.

Bank Overdraft - The bank overdraft represents those checks which have been disbursed to vendors but have not been presented to the bank for clearance. Upon presentment to the bank, the bank overdraft will be funded by the revolving line of credit, thereby reducing the availability under the line (see Note 5).

Warranty Costs - A one-year limited warranty is generally provided on the Company's Zip and Jaz drives. Zip and Jaz disks carry a limited lifetime warranty. A two to five-year limited warranty is generally provided on Bernoulli disk drives and disk drive subsystems. A two to five-year limited warranty is generally provided on the tape drives and tape media.

Net Income (Loss) Per Common Share - Net income (loss) per common share is based on the weighted average number of shares of Common Stock and dilutive common stock equivalent shares outstanding during the year. Common stock equivalent shares consist primarily of stock options and convertible preferred stock that have a dilutive effect when applying the treasury stock method. In periods where losses are recorded, common stock equivalents would decrease the loss per share and are therefore not added to weighted average shares outstanding. The outstanding shares and earnings per share have been restated for all periods presented to reflect the impact of the stock splits described in Note 2.

Foreign Currency Translation - For purposes of consolidating foreign operations, the Company has determined the functional currency for its foreign operations is the U.S. dollar. Therefore, translation gains and losses are included in the determination of income.

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

Cash Equivalents and Temporary Investments - For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with maturities of three or fewer months to be cash equivalents. Instruments with maturities in excess of three months are classified as temporary investments. At December 31, 1994, all temporary investments had maturities of less than six months. Cash equivalents and temporary investments primarily consist of certificates of deposit, investments in money market mutual funds, commercial paper and bankers' acceptances and are recorded at cost which approximates market.

Fair Value of Financial Instruments - The book value of the Company's financial instruments approximates fair value. The estimated fair values have been determined using appropriate market information and valuation methodologies.

Reclassifications - Certain reclassifications have been made in prior periods' consolidated financial statements to conform to the current presentation.

 2   STOCK SPLITS
On October 27, 1994, the Company's Board of Directors declared a 5-for-4 stock split which was effected in the form of a 25% Common Stock dividend paid on November 23, 1994 to stockholders of record at the close of business on November 9, 1994. The Company paid cash in lieu of issuing fractional shares. The transaction has been accounted for as a stock split. Of the shares of Common Stock distributed by the Company in connection with the November 1994 stock split, approximately 9,051,000 were treasury shares and the remainder were authorized but unissued shares. The cost of the treasury shares and authorized but unissued shares were recorded as a reduction in additional paid-in capital. All earnings per share and outstanding shares have been retroactively restated in the financial statements for all periods presented.

In December 1995, the Board of Directors approved a 3-for-1 Common
Stock split, to be effected in the form of a 200% Common Stock dividend, subject to stockholder approval of an increase in the authorized Common Stock to 150,000,000 shares at $.03333 par value per share.
On January 26, 1996, the stockholders approved the charter amendment to increase the authorized Common Stock. The stock dividend was paid on January 31, 1996 to stockholders of record at the close of business on January 15, 1996. This stock split has been retroactively reflected in the accompanying consolidated financial statements.

In connection with each stock split, proportional adjustments were made to outstanding stock options and other outstanding obligations of the Company to issue shares of Common Stock.

 3   INCOME TAXES
Income (loss) before income taxes and cumulative effect of accounting change consisted of the following:

December 31, (in thousands)     1995   1994    1993
U.S.                         $10,761   $208  $(7,338)
Non-U.S.                         878   (182)  (9,318)
                             -------  ------ --------
                             $11,639   $ 26  $16,656)
                             ======= ======= ========

The income tax provision consists of the following:

December 31, (in thousands)    1995    1994    1993

Current income taxes:
 Federal                    $(4,158) $ 1,217 $ (164)
 State                        (805)     208     (22)
 Foreign                      (156)       -       -
                             ------   ------   -----
                             (5,119)   1,425   (186)
                             ======   ======   =====

Deferred taxes:
 Federal                        189      (6)   5,989
 State                           47       -    1,497
 Change in valuation
  allowance                   1,747  (3,327)  (7,506)
                             ------  -------  -------
                              1,983  (3,333)     (20)
                             ======  =======  =======

Provision for
 income taxes               $(3,136)$(1,908)   $(206)
                            ======= ========  =======

Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No.
109). In accordance with the provisions of SFAS No. 109, the Company recognized the cumulative effect of this accounting change totaling $2.3 million in the consolidated statement of operations for the year ended December 31, 1993.

Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities. They are measured by applying the enacted tax rates and laws in effect for the years in which such differences are expected to reverse. The significant components of the Company's deferred tax assets and liabilities are as follows:

December 31, (in thousands)          1995      1994

Deferred tax assets:
 Accounts receivable reserves     $ 1,158     $  482
 Inventory reserves                 2,378        940
 Fixed asset reserves                  64         36
 Accrued expense reserves           7,188      4,596
 Unrealized foreign currency loss     438          -
 Inventory unicap adjustment          375        160
 Foreign net operating loss
  carryover                         1,921      1,493
 Tax credit carryover               1,273      5,365
 Intercompany profit in inventory      48          6
 Other                                 30         45
                                   ------    -------
Total deferred tax assets          14,909     13,203
Valuation allowance               (11,341)   (12,585)
                                   ------    -------
Deferred tax asset net of
 valuation allowance                3,568        618
Deferred tax liabilities:
 Accelerated depreciation            (270)      (141)
                                   -------   --------
Net deferred tax assets           $ 3,298     $  477
                                   =======   ========

Management believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax asset such that a valuation allowance has been recorded. Such factors include lack of cumulative operating profits in the previous three years, recent increases in expense levels to support the Company's growth, and the fact that the market in which the Company competes is intensely competitive and characterized by rapidly changing technology. Accordingly, the deferred tax assets have been reduced by a $11.3 million valuation allowance at December 31, 1995. This allowance has been established for the foreign net operating loss carryforward and temporary differences which are not expected to be realized through an income tax loss carryback to a prior period.

Although the realization of the net deferred tax assets are not assured, management believes that it is more likely than not that all of the net deferred tax assets will be realized. The amount of the net deferred tax assets considered realizable, however, could be reduced in the near term based on changing conditions.

The differences between the provision for income taxes at the U.S. statutory rate and the effective rate, are summarized as follows:

December 31, (in thousands)      1995     1994     1993

Benefit (provision) at
 U.S. statutory rate          $(3,957)  $   (9)  $5,663
Utilization of tax credits          -        4      947
Change in transfer price            -    1,400        -
Non-Deductible items              (95)       -       21
State income taxes               (596)     (22)     669
(Increase) decrease in
 deferred asset
 valuation allowance            1,747   (3,327)  (7,506)
Foreign income taxes             (156)       -        -
Other                             (79)      46        -
                               -------  -------  ------
Provision for
 income taxes                 $(3,136) $(1,908)  $ (206)
                               ======= ========  ======

Cash paid for income taxes was $71,000 in 1995, $94,000 in 1994, and $1,322,000 in 1993. The Company received cash refunds of $1,592,000 in 1995 and $2,247,000 in 1994.

For income tax purposes, the Company has approximately $5,056,000 in foreign net operating loss carryforwards and $1,273,000 of tax credit carryforwards. The tax credit carryforwards will begin expiring in 2008.

 4   COMMITMENTS AND CONTINGENCIES
Litigation - The Company is involved in lawsuits and claims generally incidental to its business. It is the opinion of management, after discussions with legal counsel, that the ultimate dispositions of these lawsuits and claims will not have a material adverse effect on the Company's financial statements.

Lease Commitments - The Company conducts its operations from leased facilities and leases certain equipment used in its operations.
Aggregate lease commitments under non-cancelable operating leases in effect at December 31, 1995 are as follows (in thousands):

Years ending December 31,         Lease Commitments
1996                                   $ 3,063
1997                                     2,456
1998                                     2,108
1999                                     1,683
2000                                     1,289
Thereafter                                  97
                                       -------
                                       $10,696
                                       =======

Total rent expense for the years ended December 31, 1995, 1994 and 1993 was approximately $1,981,000, $1,989,000 and $2,336,000, respectively.

The following is a schedule of future minimum lease payments under capital leases together with the present value of net minimum lease payments at December 31, 1995 (in thousands):

                                      Future Minimum
Years ending December 31,             Lease Payments

1996                                        $  973
1997                                           973
1998                                           640
                                            ------
Total net minimum lease payments             2,586
Less amount representing interest             (323)
                                            ------
Present value of net minimum lease payments  2,263
Less: current portion                         (782)
                                            ------
                                            $1,481
                                            ======

Bonus Plan - The Company has adopted a bonus plan that provides for bonus payments to officers and key employees. The payment of the 1995 bonuses was contingent upon the Company and the employees achieving certain objectives. At December 31, 1995, the Company has accrued $3,000,000 for management bonuses which will be paid in March 1996 or after the First Security Bank Loan Agreement is paid in full (see Note
13). At December 31, 1994, approximately $1,400,000 was accrued for management bonuses, the majority of which was paid in February and March of 1995.

Executive Compensation Agreement - In 1995, the Company adopted a bonus plan for the Chief Executive Officer that provides for bonus payments of cash and up to 60,000 shares of stock, subject to a three year vesting, contingent upon the achievement of certain objectives. At December 31, 1995, the cash payment is fully accrued. In January 1996, the Compensation Committee approved the issuance of the full 60,000 shares of stock. The shares will be issued at a cost equal to par value.

Profit Sharing Plan - In 1991, the Company adopted a profit sharing plan that provided for payments to all eligible employees of their share of a pool that equaled 6.0% of the Company's annual income before income taxes. In 1994, the plan was amended to 5.0% of the Company's annual income before income taxes. Employees must complete one year of continuous employment to be eligible. Employees receive a share of the profit sharing pool based upon their annual salary as a ratio to total annual salaries of all eligible employees. The Company has accrued approximately $600,000 for the 1995 profit sharing plan, which will be paid in the first quarter of 1996. There were no profit sharing payments for fiscal 1994 and 1993.

Foreign Exchange Contracts - The Company has commitments to sell foreign currencies relating to forward exchange contracts in order to hedge against future currency fluctuations. In addition, the Company purchases components denominated in Yen and has purchased forward contracts to buy Yen.

The outstanding forward exchange sale and purchase contracts at December 31, 1995 are as follows. The contracts mature in January and February 1996.

                                           Contracted
                     Amount   Currency    Forward Rate
French Franc       1,939,000     FRF            5.169
Spanish Peseta    64,524,000     ESP           134.45
Italian Lira     363,000,000     ITL           1692.0
Japanese Yen  (1,109,678,923)    YEN   100.60 - 101.0

Gains and losses on foreign currency contracts intended to be used to hedge operating requirements are reported currently in income. Gains and losses on foreign currency contracts intended to meet firm commitments are deferred and are recognized as part of the cost of the underlying transaction being hedged. At December 31, 1995 and 1994, all of the Company's foreign currency contracts are being used to hedge operating requirements. The Company's theoretical risk in these transactions is the cost of replacing, at current market rates, these contracts in the event of default by the counterparty.

 5   NOTES PAYABLE
Line of Credit - On July 5, 1995, the Company entered into a loan agreement with the Commercial Finance Division of Wells Fargo Bank, N.A. The agreement permits revolving loans, term loans and letters of credit up to an aggregate outstanding principal amount equal to the lesser of $60 million or 90% of eligible accounts receivable. Amounts outstanding are collateralized by accounts receivable and equipment. The revolving credit line bears interest at the bank's prime rate plus 1% and the term loans bear interest at the bank's prime rate plus 1.25%. The Company has segregated $25 million of the revolving line into a 60 day LIBOR loan to achieve a lower interest rate. Total availability under the Wells Fargo agreement at December 31, 1995 was $56.1 million, of which $36.8 million (exclusive of bank overdrafts of $11.8 million) had been drawn (see Note 1). The agreement expires June 30, 1996. Among other restrictions, covenants within the agreement require the Company to maintain minimum levels of working capital and net worth. The weighted average outstanding balance was $23,327,000 during 1995. The maximum amount outstanding during 1995 was $38,184,000. The weighted average interest rate was 10.6% for the year ended December 31, 1995.

Loss of Wells Fargo Bank as a lender would require the Company to find an alternative source of funding, which could have a material adverse affect on business and financial results.

Other Term Notes - During 1995, the Company has entered into term notes with financial institutions. The proceeds from these notes were used to purchase manufacturing equipment. The term notes have 36-month terms which mature at various dates from November 1998 to January 1999. Principal and interest payments are payable monthly. Interest rates are fixed and range from 8.89% to 9.11%. The notes are secured by the equipment purchased. The term notes require the Company to maintain minimum levels of working capital, net worth, and quarterly operating income.

Financing of European Accounts Receivable - In November 1995, a foreign subsidiary of the Company entered into an agreement with a German commercial bank for up to DM 50 million (approximately $35 million) which involves the sale of a portion of the foreign subsidiary's accounts receivable to the bank. The agreement expires in November 1996. Such sales of receivables are limited to 90% of eligible accounts receivable subject to certain credit limits. The Company has retained the bad debt risk on the receivables up to DM 1 million per customer. The interest rate varies depending on the currency and ranges from 7.75% to 15% at December 31, 1995. The loan is denominated in several different European currencies and is dependent on the underlying receivable. The weighted average interest rate was 11% for the year ended December 31, 1995. During 1995, the Company received a total of $17,849,000 in proceeds under the arrangement. At December 31, 1995, $9.8 million was outstanding and is included in notes payable in the accompanying December 31, 1995 consolidated balance sheet.

The following table summarizes the notes payable outstanding at December 31, 1995 (in thousands):

LIBOR loan (8.875% fixed interest rate)           $25,000
Revolving credit line (9.5% interest rate
 at 12/31/95)                                       8,241
Term loan (9.75% interest rate at 12/31/95)         3,612
Other term notes                                    3,537
European agreement                                  9,801
                                                  -------
                                                   50,191
Less: Current portion                             (47,640)
                                                 --------
                                                  $ 2,551
                                                 ========

Maturities of notes payable by year are as follows
(in thousands):

Years ending December 31,

1996                                             $47,640
1997                                               1,119
1998                                               1,187
1999                                                 245
                                                 --------
                                                 $50,191
                                                 ========

Cash paid for interest was $970,000 in 1995, including interest on capital leases. There was no outstanding debt in 1994 and 1993.
Included in interest expense for 1995 was $267,000 of amortization of deferred charges associated with obtaining the debt.

 6   PREFERRED STOCK
The Company has authorized the issuance of up to 5,000,000 shares of Preferred Stock, $.01 par value per share. The Company's Board of Directors has the authority, without further shareholder approval, to issue Preferred Stock in one or more series and to fix the rights and preferences thereof. As of December 31, 1995, 250,000 shares were designated as Series C Junior Participating Preferred Stock and the remaining 4,750,000 shares were undesignated.

Series A Convertible Preferred Stock - During 1987, in connection with the settlement of litigation, the Company designated 1,200,000 shares of Preferred Stock as Redeemable Series A Convertible Preferred Stock. These shares were issued in 1989.

Effective June 16, 1995, the Company exercised its right to require the conversion of all outstanding Series A Stock into the Company's Common Stock pursuant to the original conversion terms. Upon conversion, 318,600 shares of Common Stock were issued to the Series A Stock shareholders. Any fractional shares were paid with cash in lieu of stock.

Common shares issued on conversion of the Series A Stock shares were recorded at the net carrying value of the Series A Convertible
Preferred Stock, plus accrued dividends.

Series C Junior Participating Preferred Stock - In July 1989, the Company designated 250,000 shares of Preferred Stock as Series C Junior Participating Preferred Stock in connection with its Shareholder Rights Plan (see Note 7). Each share of Series C Junior Participating Preferred Stock (Series C Stock) will: (1) have a liquidation preference of $375 per share; (2) have rights to dividends, subject to the rights of any series of Preferred Stock ranking prior and superior to the Series C Stock, when and if declared by the Board of Directors; (3) not be redeemable; and (4) have voting rights which entitle the holder to 375 votes per share.

 7   PREFERRED STOCK PURCHASE RIGHTS
In July 1989, the Company adopted a Shareholder Rights Plan and declared a dividend of four-fifteenth of one preferred stock purchase right for each outstanding share of Common Stock. Under certain conditions, each right may be exercised to purchase one one-hundredth of a share of Series C Stock at an exercise price of $15. The rights will be exercisable only if a person or group has acquired beneficial ownership of 20% or more of the Common Stock or announced a tender or exchange offer that would result in such a person or group owning 30% or more of the Common Stock. The Company generally will be entitled to redeem the rights at $.01 per right at any time until the tenth day following public announcement that a 20% stock position has been acquired and in certain other circumstances.

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

 8   STOCK OPTIONS
Stock Option Plans - The Company has a 1981 Stock Option Plan (the "1981 Option Plan") and a 1987 Stock Option Plan (the "1987 Option Plan"). The 1981 Option Plan has expired and no further options may be granted under this plan; however, outstanding options previously granted under this plan remain in effect. Both plans permit the granting of incentive and nonstatutory stock options. The plans cover an aggregate of 20,625,000 shares of Common Stock. The exercise price of options granted under the 1987 Option Plan may not be less than 100% of the fair market value of the Common Stock at the date of grant in the case of incentive stock options, and may not be less than 25% of the fair market value of the Common Stock at the date of grant in the case of nonstatutory stock options.

Options under both plans must be exercised within ten years from the date of grant in the case of incentive stock options and within ten years and one month from the date of grant in the case of nonstatutory stock options, or sooner if so specified within the option agreement. At December 31, 1995, the Company had reserved an aggregate of 11,134,590 shares for issuance upon exercise of options granted or to be granted under these plans.

The following table presents the aggregate options granted, forfeited, and exercised under the 1981 and 1987 Option Plans for the years ended December 31, 1993, 1994 and 1995 at their respective exercise price ranges. All options and option prices have been restated for the stock splits (see Note 2).

                           Number of      Option Price
                            Options         Per Share
Options outstanding at
 December 31, 1992        8,934,153      $0.11 to $ 2.92
Granted                     305,034      $0.70 to $ 1.90
Exercised                (1,816,110)     $0.11 to $ 1.00
Forfeited                  (373,908)     $0.27 to $ 2.90
                         -----------
Options outstanding at
 December 31, 1993        7,049,169      $0.27 to $ 2.92
Granted                   2,204,625      $0.60 to $ 1.06
Exercised                  (474,141)     $0.27 to $ 0.80
Forfeited                (1,418,391)     $0.41 to $ 2.92
                         -----------
Options outstanding at
 December 31, 1994        7,361,262      $0.27 to $ 2.92
Granted                   1,000,800      $1.13 to $14.21
Exercised                (2,473,053)     $0.27 to $ 2.92
Forfeited                   (57,032)     $0.42 to $ 2.10
                        ------------
Options outstanding at
 December 31, 1995        5,831,977      $0.27 to $14.21
                        ============

Options to purchase 4,754,094, 4,886,061 and 5,660,850 shares were exercisable at December 31, 1995, 1994 and 1993, respectively.

Options to purchase 5,302,613 shares were reserved for future grant at December 31, 1995.

Director Stock Option Plans - The 1987 Director Stock Option Plan (the "Director Plan") covered 750,000 shares of Common Stock. The Director Plan provided for the grant to each non-employee director of the Company, on his initial election as a director, an option to purchase 93,750 shares of Common Stock. The exercise price per share of the option is equal to the fair market value of the Company's Common Stock on the date of grant of the option. Options become exercisable in five equal annual installments, commencing one year from the date of grant, provided the holder continues to serve as a director of the Company. Any option granted under the Director Plan must be exercised no later than ten years from the date of grant. All options granted under the Director Plan are nonstatutory options. In 1995 the Board adopted, and the stockholders approved, the 1995 Director Stock Option Plan. This Plan covers 600,000 shares of Common Stock and provides for the grant to each non-employee director of the Company, on his initial election as a director, an option to purchase 75,000 shares of Common Stock.

The following table presents the aggregate options granted, forfeited and exercised under the Director Plans for the years ended December 31, 1993, 1994 and 1995, at their respective exercise price ranges. All options and option prices have been restated for the stock splits (see Note 2).

                           Number of      Option Price
                            Options         Per Share
Options outstanding at
 December 31, 1992           412,500     $0.57 to $0.92
Granted                       93,750     $1.17
Exercised                          -
Forfeited                          -
                             --------
Options outstanding at
 December 31, 1993           506,250     $0.57 to $1.17
Granted                      187,500     $0.53
Exercised                    (93,750)    $0.57
Forfeited                          -
                             --------
Options outstanding at
 December 31, 1994           600,000     $0.53 to $1.17
Granted                            -
Exercised                  (225,000)     $0.73 to $0.87
Forfeited                         -
                            --------
Options outstanding at
 December 31, 1995          375,000      $0.53 to $1.17
                            ========

Options to purchase 300,000, 300,000 and 281,250 shares were exercisable at December 31, 1995, 1994 and 1993, respectively.

Options to purchase 600,000 shares were reserved for future grant at December 31, 1995.

Other Stock Options - In December 1987, the Company granted to each of five of the six members of the Board of Directors an option to purchase 93,750 shares of Common Stock. The exercise price of these options was $0.40 per share in the case of four options, and $0.47 per share in the case of the other option. Each option is exercisable in increments of 18,750 shares per year beginning one year from the date of grant and must be exercised no later than ten years and one month from the date of grant. During 1995, options to purchase 243,750 shares were exercised at $0.40 and $0.47 per share. At December 31, 1994, options for the purchase of 243,750 shares were outstanding and exercisable at $0.40 and $0.47 per share. There were no options outstanding at December 31, 1995.

 9   STOCK PURCHASE PLAN
1991 Stock Purchase Plan - On January 25, 1991, the Company's Board of Directors approved an employee stock purchase plan for 1991, 1992, and 1993. Eligible employees were allowed to purchase Common Stock at market value on the date coincident with the distribution of the semiannual profit sharing payments. The employee will earn a premium equal to 25% of their original purchase on each of the first four anniversaries of purchase provided the employee is still employed by the Company and the shares are still held by the Company. A total of 4,500,000 shares were approved for the three-year plan with 750,000 shares plus the premium of 750,000 shares approved for each year. Employees participating in the profit sharing plan used up to 66.6667% of their profit sharing payment to purchase stock. As of December 31, 1995, a total of 130,923 shares have been purchased pursuant to this plan and a total of 41,370 of premium shares have been issued under this plan.

 10   RETIREMENT PLAN
The Iomega Retirement and Investment Savings (IRIS) Plan permits eligible employees to make tax deferred investments through payroll deductions. Each year the Company may contribute to the IRIS Plan at the discretion of the Board of Directors, based on the prior year's earnings of the Company. The IRIS Plan is subject to compliance with
Section 401(k) of the Internal Revenue Code and the Employee Retirement Income Securities Act of 1974. Under the terms of the IRIS Plan, all employee contributions and certain employer contributions are immediately vested in full. Certain employer matching contributions become vested over five years. The Company contributed approximately $398,000 and $319,000 to the IRIS Plan for the years ended December 31, 1993 and 1994, respectively. The Company has accrued $671,000 for contribution to the IRIS Plan for the year ended December 31, 1995.

 11   OPERATIONS BY GEOGRAPHIC REGION
The Company has two primary geographic regions: domestic and European. Domestic operations include all U.S. and export operations, primarily Canada and Asia. Domestic export sales for the years ended December 31, 1995, 1994 and 1993 were $18,160,000, $6,133,000 and $7,534,000, respectively. European operations are comprised of a subsidiary in Germany and sales offices located in France, Belgium, the United Kingdom, Spain, Italy, Germany, Ireland and Austria. The sales offices are branches of U.S. subsidiaries. All European sales and substantially all identifiable assets and operating expenses are recorded on the books of the German subsidiary. Export sales from the European operation for the years ended December 31, 1995, 1994 and 1993 were approximately $49,526,000, $29,903,000 and $23,868,000, respectively, primarily to European countries other than Germany. Sales to the European countries other than Germany are distributed relatively evenly across countries in which sales offices are located. The characteristics of sales to Germany and all other European countries are similar. The sales offices are compensated through commission agreements. Inventory is transferred from domestic operations to the German subsidiary at an arms-length price as determined by an independent economic study. Following is a summary of the Company's operations by geographic location.

For the year ended December 31, 1995:
               Domestic   European   Intercompany
(in thousands) Operations Operations  Transactions  Consolidated
Net sales:
 Unaffiliated
  customers      $241,128  $ 85,097    $      -       $326,225
 Affiliates        65,644         -     (65,644)             -
Cost of sales    (229,134)  (72,357)     65,653       (235,838)
               ----------- ---------   ---------      ---------
Gross margin       77,638    12,740           9         90,387
               ----------- ---------   ---------      ---------
Operating
 expenses          66,072    10,693           -         76,765
               ----------- ---------   ---------      ---------
Net income       $  8,475  $     19     $     9       $  8,503
               =========== =========   =========      =========

Identifiable
 assets          $226,696  $ 39,473     $    58       $266,227
               =========== =========  ==========      =========
Capital
 expenditures    $ 44,223  $  1,009     $     -       $ 45,232
               =========== =========  ==========      =========

For the year ended December 31, 1994:

                 Domestic    European   Intercompany
(in thousands)  Operations  Operations  Transactions Consolidated
Net sales:
 Unaffiliated
  customers      $ 95,554    $ 45,826     $      -      $141,380
 Affiliates        26,393           -      (26,393)            -
Cost of sales     (87,305)    (31,522)      26,374       (92,453)
                ----------  ----------   -----------   ----------
Gross margin       34,642      14,304          (19)       48,927
                ----------  ----------   -----------   ----------
Operating
 expenses          45,049       4,760            -        49,809
                ----------  ----------   -----------   ----------
Net income
 (loss)         $  (9,729)    $ 7,866     $    (19)    $  (1,882)
                ==========  ==========   ===========   ==========

Identifiable
 assets          $ 61,696    $ 14,228     $    (91)     $ 75,833
                ==========  ==========   ===========   ==========
Capital
 expenditures    $  5,894    $  1,189     $      -      $  7,083
                ==========  ==========   ===========   ==========

For the year ended December 31, 1993:

               Domestic    European     Intercompany
(in thousands) Operations  Operations   Transactions Consolidated
Net sales:
 Unaffiliated
  customers     $112,961    $ 34,162       $      -     $147,123
 Affiliates       26,750           -        (26,750)           -
Cost of sales    (89,984)    (29,997)        27,396      (92,585)
               ----------   ----------    ----------    ---------
Gross margin      49,727       4,165            646       54,538
               ----------   ----------    ----------    ---------
Operating
 expenses         58,454      13,511              -       71,965
               ----------   ----------    ----------    ---------
Net income
 (loss)        $  (4,147)   $(11,024)      $    646    $ (14,525)
               ==========   ==========    ==========    =========

Identifiable
 assets         $ 68,004    $ 13,214       $   (129)     $ 81,089
               ==========   ==========    ==========     ========
Capital
 expenditures   $  4,920    $  1,647       $      -      $  6,567
               ==========   ==========    ==========     ========

 12   OTHER MATTERS
Significant Customers - In 1995, no single customer accounted for 10% or more of consolidated sales. During 1994, sales to Ingram Micro D, Inc. accounted for 11% of the Company's sales. During 1993, sales to Ingram Micro D, Inc. accounted for 14% of the Company's sales.

Concentration of Credit Risk - The Company markets its products primarily through computer product distributors and retailers. Accordingly, as the Company grants credit to its customers, a substantial portion of outstanding accounts receivable are due from computer product distributors and certain large retailers. At December 31, 1995, the customers with the ten highest outstanding accounts receivable balances totaled $47.1 million or 43% of the gross accounts receivable. At December 31, 1995, the outstanding accounts receivable balance from one customer was $15.2 million or 14% of gross accounts receivable. At December 31, 1994, the customers with the ten highest outstanding accounts receivable balances totaled $7.1 million or 34% of gross accounts receivable. At December 31, 1994, the outstanding accounts receivable balance from one customer was $3.1 million or 15% of gross accounts receivable. If any one or a group of these customers' receivable balances should be deemed uncollectible, it would have a material adverse effect on the Company's results of operations and financial condition.

Purchases From Related Parties - The Company purchased inventory items totaling $1,130,000, $398,000 and $372,000 for the years ended
December 31, 1995, 1994 and 1993, respectively, from a vendor having a common director with the Company.

Notes Receivable From Related Parties - In September 1993, the Company loaned an executive officer approximately $679,000 as part of the officer's severance package; a portion of the loan was used by the executive to exercise stock options. This amount of the loan is included in notes receivable from shareholders in the accompanying consolidated balance sheet at December 31, 1994. The Company received a note from the officer which bore interest at an annual rate of 4.5% and was payable in two equal annual installments of $340,000 which were due on or before January 1995 and January 1996. The note was with full recourse and was collateralized by the stock purchased. The loan was paid in full with accrued interest during the first quarter of 1995.

In January 1995, the Company loaned another executive officer approximately $283,000 as part of the officer's severance package. A portion of the loan was used by the executive to exercise stock options. The Company received a note from the officer which bore interest at an annual rate of 7.75% and was payable in full on or before January 1996. The note was with full recourse and was collateralized by the stock purchased. The loan was paid in full with accrued interest during the second quarter of 1995.

 13   SUBSEQUENT EVENTS
Revolving Credit Facility - In January 1996, the Company entered into a $6 million revolving credit facility with First Security Bank of Utah, N.A. The line matures on April 12, 1996 and bears interest at prime plus 2%. Interest is payable monthly and principal is due at maturity. The facility is secured by accounts receivable and inventory subject to a priority lien by Wells Fargo Bank, N.A. In addition, the agreement prohibits the payment of certain bonuses until the facility expires or is paid in full.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Iomega Corporation:
We have audited the accompanying consolidated balance sheets of Iomega Corporation (a Delaware corporation)and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended
December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Iomega Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

As explained in Note 3 to the consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for income taxes.



/s/Arthur Andersen LLP

Salt Lake City, Utah
January 26, 1996