Form 10-K, Exhibit 13
period 1996-12-31
IOMEGA CORP
filed 1997-03-31
CIK 352789

EXHIBIT 13.1

    IOMEGA CORPORATION AND SUBSIDIARIES
    FINANCIAL AND OPERATING HIGHLIGHTS


    FINANCIAL HIGHLIGHTS

    For years ended December 31  	                       1996        1995
    (in thousands, except per share
      and employee data)
    Sales	                                            $1,212,769	  $  326,225
    Cost of sales	                                       879,989      235,838
    Operating expenses	                                  232,820       76,765
    Net income 	                                      $   57,328   $    8,503
                                                      ==========   ==========
    Net income per common share <F1>                  $     0.43   $     0.07
                                                      ==========   ==========
    Weighted average number of
      shares outstanding <F1>	                           133,738	     120,360
                                                      ==========   ==========

    Share price <F1> :	high	                          $    55.13   $     8.96
  	                    low	                           $     5.71   $     0.54

    Employees		                                            2,926        1,667

    QUARTERLY FINANCIAL INFORMATION

    For year ended December 31,  1996 	        Qtr 1	      Qtr 2	      Qtr 3	      Qtr 4	  Total Year
                                                     (in thousands, except per share data)
    Sales	                                 $ 221,988   $ 283,638	  $ 310,085	  $ 397,058	  $1,212,769
    Gross margin	                             59,900	     76,195	     81,661	    115,024	     332,780
    Net income 	                              10,121      14,082	     12,766	     20,359	      57,328
    Net income per common share <F1>       $    0.08   $    0.11	  $    0.09	  $    0.15	  $     0.43


    For year ended December 31,  1995 	        Qtr 1	      Qtr 2	      Qtr 3	      Qtr 4	  Total Year
                                                     (in thousands, except per share data)

    Sales	                                 $  40,112  	$  52,594	  $  84,721	  $ 148,798	  $  326,225
    Gross margin	                             11,717	     11,687	     21,496	     45,487	      90,387
    Net income (loss)	                        (1,498)	    (1,947)	     2,025	      9,923	       8,503
    Net income (loss) per common share <F1>$   (0.01) 	$   (0.02) 	$    0.02  	$    0.08	  $     0.07

    <F1> Net income per common share, outstanding shares and share prices have been retroactively adjusted to reflect stock splits (see
         Note 2 to Consolidated Financial Statements).


    IOMEGA CORPORATION AND SUBSIDIARIES

    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
    FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    TRENDS IN OPERATIONS

    The following table indicates the trends in certain components of the consolidated statements of operations for each of the last five years.

    Years ended December 31,	                    1996	       1995	       1994	       1993	       1992
                                                      (in thousands, except per share and employee data)
    Sales			                                 $1,212,769	 $ 326,225   $ 141,380   $ 147,123   $ 139,174
    Cost of sales		                             879,989    235,838	     92,453	     92,585	     74,090
                                             ----------  ---------   ---------   ---------   ---------
    Gross margin		                              332,780     90,387	     48,927	     54,538	     65,084
                                             ----------  ---------   ---------   ---------   ---------
    Operating expenses:
	    Selling, general and administrative	       190,719     57,189      36,862	     38,862	     37,572
	    Research and development	                   42,101	    19,576      15,438	     18,972	     21,959
	    Restructuring costs (reversal)	                  -	         -      (2,491)	    14,131	          -
                                             ----------  ---------   ---------   ---------   ---------
		    Total operating expenses	                 232,820	    76,765      49,809	     71,965	     59,531
                                             ----------  ---------   ---------   ---------   ---------
    Operating income (loss)	                     99,960     13,622	       (882)	   (17,427)      5,553
    Interest and other income (expense)	         (5,977)    (1,983)	       908	        771	        592
                                             ----------  ---------   ---------   ---------   ---------
    Income (loss) before income taxes and
	    cumulative effect of accounting change      93,983     11,639	         26	    (16,656)      6,145
    Provision for income taxes 	                 36,655	     3,136	      1,908	        206	      1,474
                                             ----------  ---------   ---------   ---------   ---------
    Net income (loss) before cumulative
     effect of accounting change 	               57,328	     8,503	     (1,882)	   (16,862)      4,671
    Cumulative effect of accounting change            -	         -	          -	      2,337	          -
                                             ----------  ---------   ---------   ---------   ---------
    Net income (loss)	                       $   57,328	 $   8,503	  $  (1,882)	 $ (14,525)	 $   4,671
                                             ==========  =========   =========   =========   =========
    Net income (loss) per common share <F1>  $     0.43  $    0.07	  $   (0.02)	 $   (0.13)  $    0.04
                                             ==========  =========   =========   =========   =========
    Weighted average common
	    shares outstanding <F1>	                   133,738	   120,360	    110,838	    108,636	    121,590

    Total employees	                              2,926      1,667	        886	      1,077       1,270

<F1>  See Notes 1 and 2 of Notes to Consolidated Financial Statements.


    RESULTS OF OPERATIONS

    The following table sets forth certain financial data as a percentage of sales for the years ended December 31, 1996, 1995 and 1994:

				                                            1996	    1995	    1994
	   Sales		                                  100.0%   100.0%   100.0%
	   Cost of sales	                            72.6	    72.3	    65.4
                                             -----    -----    -----
	   Gross margin	                             27.4	    27.7	    34.6
                                             -----    -----    -----
	   Operating expenses:
		    Selling, general and administrative	    15.7	    17.5	    26.1
		    Research and development	                3.5	     6.0	    10.9
		    Restructuring accrual reversal	            -        -	    (1.8)
		                                           -----    -----    -----
		       Total operating expenses	            19.2	    23.5	    35.2
                                             -----    -----    -----
	    Operating income (loss)	                  8.2	     4.2	    (0.6)
	    Interest and other income (expense)      (0.5)	   (0.6)	    0.6
                                             -----    -----    -----
	    Income  before income taxes 	             7.7	     3.6	       -
	    Provision for income taxes		              3.0	     1.0	     1.3
                                             -----    -----    -----

	    Net income (loss)	                        4.7%	    2.6%	   (1.3)%
                                             =====    =====    =====

    Seasonality

    The Company's Ditto, Zip and Jaz products are targeted primarily to the retail consumer market. This market is generally seasonal, with a substantial portion of total sales occurring in the fourth quarter and sales slowdowns commonly occurring during the summer months. Accordingly, in light of the seasonal nature, revenues for any prior quarter are not necessarily indicative of the revenues to be expected in any future quarter.

    1996 As Compared to 1995

    Sales. Sales increased by $886.5 million, or 272%, in 1996 when compared to 1995. This increase was due primarily to higher sales of Zip products, which began shipping late in the first quarter of 1995, and Jaz products, which began shipping in limited quantities in December 1995. Combined Zip and Jaz sales totaled $1.1 billion, or 87% of total sales, in 1996 as compared to $174 million, or 53% of total sales, in 1995. Ditto product sales also increased in 1996, as total Ditto sales were $128 million, or 10% of sales, in 1996, as compared to $87 million, or 27% of sales, in 1995. Bernoulli sales declined to $34 million, or 3% of total sales, in 1996, as compared to $65 million, or 20% of sales, in 1995.

    International sales, primarily to customers located in Europe and Asia, were $410 million, or 34% of total sales, in 1996. In 1995, international sales, which were primarily to customers located in Europe, totaled $103 million, or 32% of total sales, in 1995.

    Sales to the U.S. market increased from $223 million, or 68% of total sales, in 1995, to $803 million, or 66% of total sales, in 1996.

    Gross Margin. The Company's gross margin percentage was 27.4% in 1996, as compared to 27.7% in 1995. Gross margins on Zip products improved in 1996, as compared to 1995, due primarily to reductions in per unit manufacturing overhead costs and component material costs during 1996, and the absence of manufacturing start-up costs associated with Zip products which were incurred in 1995. These cost improvements were partially offset by price reductions on Zip products resulting from a rebate program which began in July of 1996. The ratio of disk sales to drive sales on Zip products was relatively similar in 1996, as compared to 1995. Jaz product gross margins in 1996 were lower than those of Zip products, due primarily to a lower ratio of disk sales to drive sales. Comparisons of Jaz gross margins in 1996 to 1995 are not meaningful due to the introduction of Jaz products in late 1995. Gross margins on Ditto products were similar in 1996, as compared to 1995, as material and overhead cost reductions were offset by price reductions.

    Gross margins in 1997 will depend in large part on sales of Zip and Jaz disks, which generate significantly higher gross margins than the corresponding drives, and on the sales mix between disks and drives, and between Zip, Ditto and Jaz products. Although the Company expects the costs of Zip, Jaz and Ditto products to decline in the future as production increases and the start-up costs associated with Jaz products decrease, the gross margin percentages will depend in large part on the Company's ability to achieve planned cost reductions, as well as on recent and any future pricing actions. The Company's ability to achieve planned cost reductions will depend in large part on the success of the Company's efforts to shift manufacturing capacity from the United States to Malaysia. Also, future gross margin percentages will be impacted by the mix between OEM sales, which generally provide lower gross margins than sales through other channels, and retail sales, as well as other factors.

    Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $133.5 million in 1996, as compared to 1995, but declined as a percentage of sales from 17.5% in 1995 to 15.7% in 1996. Included in selling, general and administrative expenses in 1996 was a one-time charge of $9.1 million representing expenses associated with the transition of manufacturing capacity currently in Roy, Utah to Penang, Malaysia and the relocation of the Company's European headquarters to Geneva, Switzerland and its European logistics and distribution function to Utrecht, the Netherlands. Excluding this charge, selling, general and administrative expenses would have increased by $124.4 million and would have represented 15.0% of sales. The increased expenses in 1996 were primarily the result of advertising expenses incurred to increase market awareness of Zip, Jaz and Ditto products, variable selling expenses, and increased salaries and wages associated with increased headcount in all areas of sales, marketing and administration. Management expects selling, general and administrative expenses to increase further in 1997 in absolute dollars due primarily to increased advertising and promotional expenses in the United States, Europe and Asia, as well as increased variable selling expenses and increased fixed administrative expenses.

    Research and Development Expenses. Research and development expenses were 3.5% of sales in 1996, as compared to 6.0% in 1995. The decline in percentages was due to the significant sales increase. The actual dollar amount of research and development expenses increased by $22.5 million in 1996 as compared to 1995. This increase was primarily the result of expenditures related to the development and enhancement of Zip, Jaz and Ditto products, as well as development expenses related to the recently announced "n(hand" product. Management expects continued increases in research and development expenses in dollar terms in 1997 as the result of planned increases in resources dedicated to future product development and enhancement.

    Other. The Company recorded interest income of $3.1 million in 1996, as compared to $0.5 million in 1995, due to increased available cash balances in 1996. Interest expense was $8.9 million in 1996, compared to $1.7 million in 1995. This increase was due to the additional interest expense associated with the convertible subordinated notes issued in March 1996, increased borrowings under a financing agreement in Europe, a promissory note financing a portion of the purchase price of a manufacturing facility in Malaysia, and several new capitalized lease obligations.

    Income Taxes. For 1996, the Company recorded an income tax provision of $36.7 million, representing an effective income tax rate of 39%. The effective tax rate increased from 27% in 1995 due to the full utilization of available tax credits and foreign net operating loss carryforwards during 1996. The Company expects the effective income tax rate to decline slightly in 1997, as compared to 1996, due to tax advantages associated with the move of manufacturing capacity to Malaysia and the move of its European headquarters from Germany to Switzerland. However, differences between the currently anticipated mix of foreign income versus domestic income, and the actual mix, will have an impact on the effective tax rate that is recorded in future years.

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

    In 1995, sales of Zip and Jaz products accounted for $174.2 million, or 53%, of sales. Ditto products accounted for $86.5 million, or 27%, of sales in 1995, as compared to $42.1 million, or 30%, of sales in 1994. Bernoulli and other product sales totaled $65.5 million, or 20%, of sales in 1995, as compared to $99.3 million, or 70%, of 1994 sales. In the fourth quarter of 1995, sales of Zip and Jaz increased to 68% of sales, Ditto represented 22% of sales and Bernoulli and other products were 10% of sales.

    Sales to the U.S. market increased by $133.5 million, or 149%, in 1995 when compared to 1994. International sales, primarily to customers located in Europe, increased by $51.3 million, or 99%, in 1995 when compared to 1994. In total, sales outside of the United States represented 31.7% of sales in 1995 as compared to 36.7% in 1994.

    Gross Margin. The Company's gross margin percentage in 1995 was 27.7%, as compared to 34.6% in 1994. The decline in gross margin percentage was primarily attributable to a shift in sales mix away from higher margin Bernoulli products to lower margin Zip products. Start-up costs associated with the introduction of Zip and Jaz products also contributed to the decline in gross margin percentage. The Company's gross margin percentage increased from 25.4% in the third quarter of 1995 to 30.6% in the fourth quarter of 1995, which was primarily attributable to an increase in sales of Zip disks, which have significantly higher margins than drives, as a percentage of total sales.

    Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by 55% in 1995 as compared to 1994. As a percentage of sales, these expenses declined from 26.1% in 1994 to 17.5% in 1995. The percentage decline is due to the increased sales volume in 1995. The actual selling, general and administrative expenses increased by $20.3 million in 1995 as compared to 1994.
    The increased expenses were primarily the result of advertising and promotion expenses incurred to launch new products, variable selling expenses, and increased salaries and wages resulting from increased headcount in all areas of sales, marketing and administration.

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

    Other. In 1995, the Company recorded a net foreign currency loss of $1.2 million. This loss was primarily a result of losses incurred in connection with the remeasurement of forward exchange contracts to market values. The majority of the loss was incurred in the first quarter of 1995 as the U.S. dollar weakened against foreign currencies (primarily European currencies) that were hedged by the forward contracts in place at April 2, 1995. In the first quarter of 1995, the Company bought more than its customary three months of forward exchange contracts with the intent of hedging operating cash flows through the remainder of the year and in anticipation of a strengthening dollar. However, the dollar continued to weaken against the currencies that were hedged, resulting in a $1.5 million charge to operations. The loss on the remeasurement of forward exchange contracts was partially offset by translation gains recorded in remeasurement of its foreign subsidiary's financial statements to the U.S. dollar and royalty payments received related to the Company's Ditto products.

    The Company recorded interest expense of $1.7 million in 1995 due to borrowings on short-term credit lines, as well as capitalized lease obligations. Interest income declined from $.9 million in 1994 to $.5 million in 1995 due to declining cash balances.

    For 1995, the Company recorded a tax provision of $3.1 million representing an effective income tax rate of 27%, which reflects utilization of available tax credits and foreign net operating loss carryforwards.

    Liquidity and Capital Resources

    At December 31, 1996, the Company had cash and cash equivalents of $108.3 million, working capital of $269.7 million, and a ratio of current assets to current liabilities of 1.94 to 1. During 1996, the Company used $55.8 million to fund operations. The primary uses of funds in operating activities were the growth in trade receivables of $104.8 million and the growth in inventories of $73.2 million offset by increases in accounts payable and accrued liabilities of $98.0 million. The Company used an additional $69.9 million in investing activities during 1996, primarily for the purchase of property and equipment. Cash generated from financing activities totaled $233.0 million in 1996.

    Included in cash and cash equivalents provided from financing activities was $43.1 million in net proceeds from the issuance of convertible subordinated notes which were issued in March 1996 and $191.2 million in net proceeds from a public offering of Common Stock which was completed in June 1996. Also included in cash and cash equivalents provided from financing activities was a $24.3 million tax benefit for dispositions of employee stock. These proceeds were offset by $23.8 million in net payments on notes payable and capital lease obligations and $4.4 million used to repurchase 300,000 shares of the Company's Common Stock. The primary component of cash used in investing activities was $73.5 million used for the purchase of property, plant and equipment. Net cash used in operating activities included an increase of $104.8 million in trade receivables, $73.2 million in inventories and $24.0 million in other current assets. These uses of cash and cash equivalents were offset by an increase in accounts payable and accrued liabilities of $98.0 million.

    On July 5, 1995, the Company entered into a loan agreement with Wells Fargo Bank. Effective May 13, 1996, the Company renewed and amended its loan agreement with Wells Fargo Bank. The amended agreement permits revolving loans, term loans and letters of credit up to an aggregate outstanding principal amount equal to the lesser of $100 million or 80% of eligible accounts receivable. Amounts outstanding are collateralized by accounts receivable, inventory, equipment, general intangibles and certain other assets. The Wells Fargo revolving line bears interest at the bank's prime rate plus 0.5% and the term loans bear interest at the bank's prime rate plus 0.75%. This agreement expires June 30, 1997. Under this agreement, the Company may also secure financing of equipment purchases from third parties up to a maximum of $75 million, less term loans outstanding to Wells Fargo Bank. Among other restrictions, covenants within the agreement require the Company to maintain minimum levels of working capital and net worth.

    The Company is currently in the process of negotiating a $200 million Senior Secured Credit Facility (Credit Facility) with J.P. Morgan Securities, Inc., Citibank, N.A. and a syndicate of other lenders to replace the current loan agreement with Wells Fargo Bank. This Credit Facility is expected to be a three-year revolving line of credit secured by U.S. and Canadian accounts receivable and a pledge of 66% of the stock of the Company's subsidiaries. Borrowings under the Credit Facility are expected to be limited to the lesser of 70% of eligible accounts receivable or $200 million. The Credit Facility is expected to initially bear interest at the LIBOR rate plus 1.25%.

    In November 1995, a foreign subsidiary of the Company entered into an agreement with a German commercial bank for up to DM 50 million (approximately $35 million), which involves the sale of a portion of the foreign subsidiary's accounts receivable to the bank. The amounts outstanding under this agreement are due in March 1997.

    The Company's balance sheet at December 31, 1996 reflected current notes payable of $33.8 million, consisting of borrowings under the German loan agreement of $26.7 million, term loans of $1.1 million, and the short-term portion of financing to be entered into in connection with the purchase of a manufacturing facility in Malaysia of $6.0 million. At December 31, 1996, long-term notes payable totaled $13.5 million, consisting of the long-term portion of the financing agreement for the purchase of the facility in Malaysia of $12.0 million, and other term loans of $1.5 million. The current and long-term portions of capitalized lease obligations at December 31, 1996 were $4.1 million and $5.7 million, respectively.

    The Company had $45.7 million of convertible subordinated notes outstanding at December 31, 1996, which bear interest at 6.75% per year and mature on March 15, 2001.

    Net accounts receivable increased by $104.8 million in 1996, due primarily to increased sales. Inventory increased by $73.2 million due primarily to build-ups in manufacturing capacity in the United States and Malaysia. The increase in inventory was almost entirely reflected in increased finished goods as raw materials and work-in-process remained relatively flat at the end of 1996 when compared to the end of 1995. Other current assets increased by $24.0 million due primarily to an increase in value-added taxes receivable in Europe resulting from higher shipments and inventory levels in Europe. The value-added taxes are expected to be received in early 1997.

    Additions to property and equipment during 1996 totaled $101.8 million, offset by $10.4 million in proceeds from capital leases and $18.0 million in seller financing for the manufacturing facility in Malaysia. These additions were primarily related to increased manufacturing capacity for Zip, Jaz and Ditto products, including $28.0 million for the manufacturing facility in Malaysia. The Company expects property and equipment additions to be less significant in future quarters.

    The Company expects that its balance of cash and cash equivalents, together with current and future sources of available financing, will be sufficient to fund the Company's operations during 1997. Thereafter, the Company may require additional funds to finance its operations. The precise amount and timing of the Company's future financing needs cannot be determined at this time, and will depend on a number of factors, including the market demand for the Company's products, the success of the Company's strategy to transfer manufacturing capacity to Malaysia, the availability of critical components, the progress of the Company's product development efforts, the success of the Company in improving its inventory management, the Company's management of its cash and accounts payable, and the Company's ability to renew or replace its currently available debt.

    Factors Affecting Future Operating Results

    This Annual Report contains a number of forward-looking statements, including, without limitation, statements contained in this report relating to management's capability to lead the Company in the future, the desire to build a multi-billion dollar company and achieve greater accomplishments than Iomega has achieved historically, the ability to extend Iomega's competitive position, the anticipated availability of n-hand late in 1997, and the expected pricing of that product, the planned production of Zip drives for laptop computers, planned improvements in inventory management, improvements in customer satisfaction, the expected adequacy of cash resources, the anticipated decline in the Company's effective tax rate and any other statements contained herein to the effect that the Company or its management "believes", "expects", "anticipates", "plans" and similar expressions. There are a number of important factors that could cause actual events or the Company's actual results to differ materially from those indicated by such forward-looking statements. These factors include, without limitation, those set forth below.

    Because the Company is relying on its Zip and Jaz products for the substantial majority of its sales in 1997, the Company's future operating results will depend in large part on the ability of those products to attain widespread market acceptance. Although the Company believes there is a market demand for new personal computer data storage solutions, there can be no assurance that the Company will be successful in establishing Zip and Jaz as the preferred solutions for that market need. The extent to which Zip and Jaz achieve a significant market presence will depend upon a number of factors, including the price, performance and other characteristics of competing solutions introduced by other vendors, including the LS-120 (product of the consortium of Compaq Computer, Imation and MKE) and EZ Flyer 230 and SyJet 1.5 GB (products of Syquest Technology, Inc.), the success of the Company in establishing OEM arrangements, the willingness of OEMs to promote the products containing the Company's drives, the ability of the Company to create demand for Zip and Jaz with leading personal computer manufacturers, the success of the Company in educating consumers about the existence and possible uses of Zip and Jaz products as storage devices, and the success of the Company's plans to improve customer satisfaction and provide quicker turnaround on its rebate programs. In addition, component shortages or other factors affecting the supply of the Company's products, including any difficulties encountered during the transfer of manufacturing capacity to the Company's new facility in Malaysia, could limit the Company's sales and provide an opportunity for competing products to achieve market acceptance.

    The Company's business strategy is substantially dependent on maximizing sales of its proprietary Zip and Jaz disks, which generate significantly higher margins than its disk drives. If this strategy is not successful, either because the Company does not establish a sufficiently large installed base of Zip and Jaz drives, because the sales mix between disks and drives is below levels anticipated by the Company, because another party succeeds in producing disks that are compatible with Zip and Jaz drives without infringing the Company's proprietary rights, or for any other reason, the Company's sales would be adversely affected, and its net income would be disproportionately adversely affected.

    Future market demand for the Company's products cannot be predicted with certainty. Sales of Zip products in 1995, and Zip and Jaz products in 1996, were the primary reasons for the Company's revenue growth in these periods. However, these sales may not be indicative of the long-term demand for such products. Accordingly, the sales growth experienced by the Company in 1995 and 1996 should not be assumed to be an indication of future sales. Moreover, in light of the Company's revenue growth in 1995 and 1996, and the change in the nature of its business over the past year, the Company believes that period-to-period comparisons of its financial results are not necessarily meaningful. In addition, the Conmpany has experienced and may in the future experience significant fluctuations in its quarterly operating results.

    The Company's European sales are predominantly denominated in foreign currencies. The Company enters into forward exchange contracts to sell foreign currencies as a means of hedging its foreign operating requirements. Fluctuations in the value of foreign currencies relative to the U.S. dollar could result in foreign currency gains and losses.

    Other factors that could cause actual events or actual results to differ materially from those indicated by such forward-looking statements include the ability of management to manage growth and an increasingly complex business, market demand for personal computers with which the Company's products are used, manufacturing capacity, component availability, transportation and quality issues, product and component pricing, competition, intellectual property rights, litigation, and general economic conditions.

    Financial Conditions and Trends

    December 31, (in thousands)                     1996        1995        1994        1993        1992
    Cash, cash equivalents and temporary
        investments                              $108,312    $  1,023    $ 19,793    $ 18,804    $ 19,691
    Trade receivables, net                        210,733     105,955      18,892      21,685      15,482
    Inventories                                   171,920      98,703      17,318      13,572      18,546
    Total assets                                  686,142     266,227      75,833      81,089      86,955
    Current portion of notes payable               33,770      47,640           -           -           -
    Accounts payable and accrued liabilities      249,099     151,087      25,739      29,023      20,994
    Current portion of capital lease obligations    4,114         782           -           -          11
    Working capital                               269,685      12,623      34,818      30,550      35,038
    Long-term obligations                          19,176       4,032       1,031         976         926
    Convertible subordinated notes                 45,733           -           -           -           -
    Property, plant and equipment
        additions during year                      73,457      45,232       7,083       6,567      12,980
                                                 --------    --------    --------    --------    --------

    Securities

    Iomega Common Stock is traded on the New York Stock Exchange under the symbol IOM (prior to November 8, 1996, the Company's Common Stock was traded on the Nasdaq National Market under the symbol of IOMG). As of December 31, 1996, there were 5,003 holders of record of Common Stock. The Company has not paid dividends on its Common Stock in the past and has no present intention to do so in the future. The following table reflects the high and low sales prices for 1996 and 1995, retroactively adjusted for stock splits (see Note 2 to Consolidated Financial Statements). The Company's loan agreements prohibit the payment of dividends without the prior written consent of the banks.

        Price Range of Common Stock

                                            1996                1995
                                        High    Low         High    Low
        1st Quarter                    $13.63  $ 5.71      $ 1.30  $ 0.54
        2nd Quarter                     55.13   12.31        4.35    1.16
        3rd Quarter                     30.38   12.63        5.00    3.39
        4th Quarter                     26.88   15.50        8.96    2.75

    IOMEGA CORPORATION AND SUBSIDIARIES
    CONSOLIDATED BALANCE SHEETS
    ASSETS
    (In thousands)

	                                                  December 31,  	December 31,
	                                                      1996	          1995
    Current assets:
	    Cash and cash equivalents	                    $  108,312    	$    1,023
	    Trade receivables, less allowance
	      for doubtful accounts of $8,992
	      and $1,861, respectively                       210,733	       105,955
	    Inventories	                                     171,920	        98,703
	    Deferred tax assets	                              38,059	         2,778
	    Other current assets	                             27,644	         3,673
		                                                 ----------     ----------
		    Total current assets	                           556,668	       212,132
                                                   ----------     ----------
    Property, plant and equipment, at cost:
	    Machinery and equipment	                         133,146	        67,812
	    Building	                                         21,517	             -
	    Leasehold improvements	                           12,334	         6,475
	    Furniture and fixtures	                            9,155        	 4,805
	    Construction in process	                          10,973	        24,057
                                                   ----------     ----------
			                                                   187,125	       103,149
	    Less:  Accumulated depreciation and
		    amortization	                                   (61,083)	      (49,779)
                                                   ----------     ----------
			                                                   126,042	        53,370
                                                   ----------     ----------
    Other assets	                                       3,432	           725
                                                   ----------     ----------
			                                                $  686,142     $  266,227
                                                   ==========     ==========


    The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

    IOMEGA CORPORATION AND SUBSIDIARIES
    CONSOLIDATED BALANCE SHEETS
    LIABILITIES AND STOCKHOLDERS' EQUITY
    (In thousands, except share data)

	                                                 December 31,  	December 31,
	                                                     1996	          1995
    Current liabilities:
	    Current portion of notes payable	            $   33,770    	$   47,640
	    Accounts payable	                               145,844	        94,782
	    Bank overdraft	                                       -	        11,833
	    Accrued payroll, vacation and bonus	             17,731	         9,716
	    Deferred revenue	                                15,677	         3,207
	    Other accrued liabilities	                       69,847	        31,549
	    Current portion of capitalized lease
            obligations	                               4,114	           782
                                                  ----------     ----------
		    Total current liabilities	                     286,983	       199,509
                                                  ----------     ----------
    Capitalized lease obligations, net of current
        portion	                                       5,711	         1,481
                                                  ----------     ----------
    Notes payable, net of current portion	            13,465	         2,551
                                                  ----------     ----------
    Convertible subordinated notes, 6.75%,
       due 2001	                                      45,733	             -
                                                  ----------     ----------
    Commitments and contingencies (Note 4)


    Stockholders' equity:
	    Preferred Stock, $0.01 par value;
         authorized 4,750,000 shares, none
         issued	                                           -	             -
	    Series C Junior Participating Preferred
         Stock; authorized 250,000 shares,
         none issued	                                      -	             -
	    Common Stock, $.03( par value; authorized
            150,000,000 shares; issued
            128,277,426 and 117,638,670 shares,
            respectively	                               4,275	         3,921
	    Additional paid-in capital	                      268,426	        49,512
	    Less:  300,000 Common Stock treasury shares,
            at cost	                                   (4,363)	            -
	    Deferred compensation	                              (669)	            -
	    Retained earnings	                                66,581	         9,253
                                                   ----------     ----------
		    Total stockholders' equity	                     334,250	        62,686
                                                   ----------     ----------
			                                                $  686,142	    $  266,227
                                                   ==========     ==========




    The accompanying notes to consolidated financial statements are an integral part of these balance sheets.


    IOMEGA CORPORATION AND SUBSIDIARIES
    CONSOLIDATED STATEMENTS OF OPERATIONS
    (In thousands, except per share data)


				                                               Years Ended December 31,
			                                           1996	        1995         1994
    Sales		                               $1,212,769  	$  326,225 	 $  141,380
    Cost of sales	                           879,989  	   235,838	      92,453
                                          ----------   ----------   ----------
    Gross margin	                            332,780	      90,387	      48,927
                                          ----------   ----------   ----------
    Operating expenses:
	    Selling, general and administrative     190,719	      57,189	      36,862
	    Research and development	                42,101	      19,576	      15,438
	    Restructuring accrual reversal	               -	           -	      (2,491)
                                          ----------   ----------   ----------
		    Total operating expenses	              232,820	      76,765	      49,809
                                          ----------   ----------   ----------
    Operating income (loss)	                  99,960	      13,622	        (882)
	    Interest income	                          3,080	         537	         871
	    Interest expense	                        (8,875)	     (1,652)	        (15)
	    Other income (expense)	                    (182)	       (868)	         52
                                          ----------   ----------   ----------
    Income before income taxes	               93,983	      11,639	          26
    Provision for income taxes	               36,655	       3,136	       1,908
                                          ----------   ----------   ----------
    Net income (loss)	                    $   57,328  	$    8,503	  $   (1,882)
                                          ==========   ==========   ==========
    Net income (loss) per common share	   $     0.43  	$     0.07 	 $    (0.02)
                                          ==========   ==========   ==========
    Weighted average common shares
       outstanding	                          133,738	     120,360	     110,838
                                          ==========   ==========   ==========





    The accompanying notes to consolidated financial statements are an integral part of these statements.

    IOMEGA CORPORATION AND SUBSIDIARIES
    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
    (In thousands, except share data)

     		                                                    Notes
			                                                      Receivable    Additional
	                            		          Common Stock		     From	       Paid-In	   Deferred	    Retained   Treasury
			                                    Shares  	 Amount	 Stockholders   Capital 	 Compensation   Earnings    Stock      Total
    Balances at December 31, 1993	  110,171,088	 $ 3,672    $ (597)    $  57,068     $    -	    $  2,744  $(11,797)	 $  51,090
    Sale of shares pursuant to
        exercise of stock options
        at an average price of
        $0.28 cash per share	           947,406	      32	        -	          224 	        - 	          -	        -	        256
    Purchase of 780,000 shares at
        an average price of $0.39
        cash per share	                       -	       -	        -	            -	         - 	          - 	    (305)	      (305)
    Accretion of Series A Convert-
        ible Preferred Stock
        redemption premium	                   -	       -	        -	          (55)		       -	           -	        -	        (55)
    Dividends on Series A Convert-
        ible Preferred Stock	                 -	       - 	       -	            -	         -	         (77) 	      -	        (77)
    Tax benefit from dispositions
	    of employee stock	                       -	       -	        - 	          28	         -	           -	        -	         28
    Recognition of compensation
        from Employee Stock
        Purchase Plan	                        -	       -	        -	            8	         -	           -	        -	          8
    Issuance of 30,342 treasury
        shares under Employee
        Stock Purchase Plan		                 -	       -	        -	          (17)	        -            -	       17 	         -
    Five-for-four Common Stock
        split effected in the
        form of a 25% stock div-
        idend	                                -	       -	         -	     (12,085)	        -     	      -	   12,085 	         -
    Net loss		                                -	       -	         -	           -	         -	      (1,882)	       -	     (1,882)
                                    -----------  -------     ------     --------     ------     --------  --------   ---------
    Balances at December 31, 1994	  111,118,494	   3,704	      (597)	     45,171 	        -	         785	        -	     49,063
    Sale of shares pursuant to
        exercise of stock options
        at an average price of
        $0.42 cash per share          4,859,502	     162	         -	       1,864	         - 	          - 	       -	      2,026
    Sale of shares to an officer
        at an average price of
        $0.29 per share for a
        note receivable	                993,750	      33	      (283)	        250 	        -	           -	        -	          -
    Accretion of Series A Convert-
        ible Preferred Stock
        redemption premium	                   -	       -	         -	         (14)	        -	           -	        -	        (14)
    Dividends on Series A Convert-
        ible Preferred Stock	                 -	       -	         -	           -	         -	         (35)	       -	        (35)
    Tax benefit from dispositions
	    of employee stock	                       -	       -	         -	         860 	        -	           - 	       -	        860
    Recognition of compensation
        from Employee Stock
        Purchase Plan	                        -	       -	         -	         185	         -	           -	        -	        185
    Conversion of Series A Convert-
        ible Preferred Stock to
        Common Stock	                   637,200	      22	         -	       1,183	         -	           -	        -	      1,205
    Issuance of Common Shares
        under Employee Stock
        Purchase Plan	                   29,724	       -	         -	          13	         -	           -	        -	         13
    Collection of notes receivable
	    from stockholders	                       -	       -	       880	           -	         -	           -	        - 	       880
    Net income	                               -	       -	         -	           -	         -	       8,503	        -	      8,503
                                    -----------  -------     ------     --------     ------     --------  --------   ---------






    The accompanying notes to consolidated financial statements are an integral part of these statements.


    IOMEGA CORPORATION AND SUBSIDIARIES
    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (continued)
    (In thousands, except share data)

	 	                                                         Notes
			                                                        Receivable  Additional
	                                  		 Common Stock		         From	     Paid-In	    Deferred	    Retained   Treasury
       			                           Shares	 Amount	      Stockholders  Capital 	 Compensation   Earnings    Stock      Total
    Balances at December 31, 1995	  117,638,670	 $ 3,921   	$    -	    $  49,512	    $    -	    $  9,253  $      -	  $  62,686
    Sale of shares pursuant to
        exercise of stock options
        at an average price of
        $0.51 cash per share	         4,845,704	     161	        -	        2,307	         -		          -	        -	      2,468
    Tax benefit from dispositions
	    of employee stock	                       -	       -	        -	       24,335	         -	           -	        -	     24,335
    Deferred compensation related
        to Executive Compensation
        Agreement	                            -	       -	        -	        1,005	    (1,005) 	         -	        -	          -
    Amortization of deferred
        compensation	                         -	       -	        -	            -	       336	           -	        -	        336
    Purchase of 300,000 Common
        Shares at an average
        price of $14.54 cash per
        share	                                -	       -	        -	            -	         -	           -	   (4,363) 	   (4,363)
    Net proceeds from public
        offering of Common Stock	     5,750,000	     192	        -	      190,958	         -	           -	        -	    191,150
    Conversion of convertible
        subordinated notes to
        Common Shares	                   27,034	       1	        -	          266 		       -            -	        -         267
    Recognition of compensation
        from Employee Stock
        Purchase Plan	                        -	       -	        -	           43	         - 	          - 	       -	         43
    Issuance of Common Shares
        under Employee Stock
        Purchase Plan	                   16,018	       -	        -	            -	         -	           -	        -	          -
    Net income	                               -	       -	        -	            -	         -	      57,328	        -	     57,328
                                    -----------  -------    ------     ---------     ------     --------  --------   ---------
    Balances at December 31, 1996  	128,277,426	 $ 4,275   	$    -	    $ 268,426 	   $ (669)	   $ 66,581  $ (4,363)	 $ 334,250
                                    ===========  =======    ======     =========     ======     ========  ========   =========



    The accompanying notes to consolidated financial statements are an integral part of these statements.




    IOMEGA CORPORATION AND SUBSIDIARIES
    CONSOLIDATED STATEMENTS OF CASH FLOWS
    (In thousands)


           				                                          Years Ended December 31,
			                                                1996	        1995	        1994
    Cash flows from operating activities:
	    Net income (loss)	                          $   57,328  	$    8,503	  $   (1,882)
	    Non-cash revenue and expense adjustments:
		    Depreciation and amortization expense	         24,650	       8,943	       6,853
		    Deferred income tax provision (benefit)	      (34,761)	     (2,821)	      4,508
		    Change in restructuring reserves	                   -	           -	       1,590
		    Other	                                            975	         926	        (314)
	    Changes in assets and liabilities:
		    Trade receivables (net)	                     (104,778)	    (87,063)	      2,793
		    Inventories	                                  (73,217)	    (81,385)	     (3,747)
		    Other current assets	                         (23,971)	     (1,278)	     (1,135)
		    Accounts payable	                              51,062	      87,554	         161
		    Accrued liabilities	                           46,950	      39,631	      (3,516)
	        Net cash provided by (used in)          ----------   ----------   ----------
                operating activities	               (55,762)	    (26,990)	      5,311
                                                 ----------   ----------   ----------
    Cash flows from investing activities:
	    Purchase of property, plant and equipment   	  (73,457)	    (45,232)	     (7,083)
	    Proceeds from sale of assets	                    3,906	           -	       2,792
	    Purchase of temporary investments	                   -	      (2,090)	     (8,825)
	    Sale of temporary investments	                       -	       5,022	       5,893
	    Net increase in other assets	                     (358)	       (205)	        (10)
		       Net cash used in investing              ----------   ----------   ----------
                activities    	                     (69,909) 	   (42,505)	     (7,233)
                                                 ----------   ----------   ----------
    Cash flows from financing activities:
	    Proceeds from sales of Common Stock	             2,468	       2,028	         256
	    Proceeds from issuance of notes payable	       834,473	     259,667	           -
	    Payments on notes payable and capitalized
       lease obligations	                          (858,234) 	  (209,748)	          -
	    Proceeds from issuance of convertible
       subordinated notes, net of offering
       costs of $2,869   	                           43,131	           -	           -
	    Proceeds from issuance of public offering
       of Common Stock, net of offering
       costs of $10,099      	                      191,150	           -	           -
	    Tax benefit from dispositions of employee
       stock     	                                   24,335	         860	          28
	    Redemption of Preferred Stock	                       -	         (30)	          -
	    Purchase of Common Stock	                       (4,363)	          -	        (305)
	    Proceeds from notes receivable from
       stockholders      	                                -	         880	           -
		       Net cash provided by (used in)          ----------   ----------   ----------
                financing activities	               232,960	      53,657	         (21)
                                                 ----------   ----------   ----------
    Net change in cash and cash equivalents	        107,289	     (15,838)	     (1,943)
    Cash and cash equivalents at beginning
      of year	                                        1,023	      16,861	      18,804
                                                 ----------   ----------   ----------
    Cash and cash equivalents at end of year	    $  108,312  	$    1,023	  $   16,861
                                                 ==========   ==========   ==========



    The accompanying notes to consolidated financial statements are an integral part of these statements.



    IOMEGA CORPORATION AND SUBSIDIARIES
    CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
    (In thousands)


				                                            Years Ended December 31,
			                                           1996	        1995	        1994
    Supplemental schedule of non-cash
      investing and financing activities:

	   Sale of Common Stock for a note        $        -  	$      283	  $        -
                                           ==========   ==========   ==========
	   Conversion of Series A Preferred Stock
      to Common Stock	                     $        -  	$    1,205 	 $        -
                                           ==========   ==========   ==========
	   Property, plant and equipment financed
      under note payable and capitalized
      lease obligations	                   $   28,367  	$    2,535 	 $        -
                                           ==========   ==========   ==========
	   Conversion of convertible subordinated
      notes to Common Stock                $      267  	$        -	  $        -
                                           ==========   ==========   ==========

    The accompanying notes to consolidated financial statements are an integral part of these statements.



    IOMEGA CORPORATION AND SUBSIDIARIES
    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


    (1)	OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

    Operations

   	The Company designs, manufactures and markets innovative data storage solutions, based on removable-media technology, for personal computer users. The Company's primary data storage solutions include disk drives marketed under the trademarks Zip and Jaz and a family of tape drives marketed under the trademark Ditto. Retail outlets for the Company's products include mail order catalogs, computer superstores, office supply superstores and specialty computer stores. The Company sells its products to retail channels directly as well as indirectly through distributors. The Company's products are sold at the retail level by most of the leading retailers of computer products in the United States. In addition to sales through these retail channels, the Company has entered into a number of strategic marketing alliances with a variety of companies within the computer industry. These alliances include OEM and value added reseller arrangements that provide for certain of the Company's products to be incorporated in new computer and other systems at the time of purchase.

    Sources of Supply

   	Many components incorporated in, or used in the manufacture of, the Company's products are currently only available from sole source suppliers. The Company purchases a portion of its sole source and limited source components and equipment pursuant to purchase orders without guaranteed supply arrangements. Supply shortages resulting from a change in suppliers could cause a delay in manufacturing and a possible loss of sales, which would have a material adverse effect on operating results.

    Manufacturing Relationships

   	The Company uses independent parties to manufacture for the Company, on a contract basis, a portion of the Company's products. The
    Company's manufacturing relationships are generally not covered by binding contracts and may be subject to unilateral termination by the Company's manufacturing partners. Shortages resulting from a change in manufacturing arrangements could cause a delay in manufacturing and a possible loss of sales, which would have a material adverse effect on operating results.

    Pervasiveness of Estimates

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

    Revenue Recognition

   	The Company's customers include original equipment manufacturers, end users, retailers and distributors. Revenue, less reserves for returns, is generally recognized upon shipment to the customer.

   	In addition to reserves for returns, the Company defers recognition of revenue on estimated excess inventory in the distribution and retail channels. For this purpose, excess inventory is the amount of inventory which exceeds the channels' 30 day requirements as estimated by management. The gross margin associated with deferral of revenue for returns and estimated excess channel inventory totaled
    $15.7 million, $3.2 million and $1.9 million at December 31, 1996, 1995 and 1994, respectively, and is included in deferred revenue in the accompanying consolidated balance sheets.

    Price Protection and Volume Rebates

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

   	In addition, the Company records reserves at the time of shipment for estimated volume rebates. These reserves for volume rebates and price protection credits totaled $17.0 million, $1.6 million and $0.2 million at December 31, 1996, 1995 and 1994, respectively, and are netted against accounts receivable in the accompanying consolidated balance sheets.

    Inventories

   	Inventories include direct materials, direct labor and manufacturing overhead costs and are recorded at the lower of cost (first-in, first-out) or market and consist of the following (in thousands):


				                                                  December 31,
			                                                1996          1995
			 Raw materials	                              $   88,728	   $   89,030
			 Work-in-process	                                14,004 	       5,680
 			Finished goods	                                 69,188	        3,993
                                                ----------    ----------
				                                            $  171,920	   $   98,703
                                                ==========    ==========

    Property, Plant and Equipment

   	When property is retired or otherwise disposed of, the book value of the property is removed from the asset and related accumulated depreciation and amortization accounts, and the net resulting gain or loss is included in the determination of income. Depreciation is provided based on the straight-line method over the following estimated useful lives of the property:

			        Machinery and equipment		    2 - 5 years
			        Leasehold improvements	 	        5 years
			        Furniture and fixtures		        10 years
			        Buildings		                     25 years

    Advertising

	   The Company expenses the cost of advertising the first time the advertising takes place, except cooperative advertising with distributors and retailers, which is accrued at the time of sale. For the years ended December 31, 1996, 1995 and 1994, advertising expenses totaled approximately $70.0 million, $10.6 million and $6.3 million, respectively.

    Bank Overdraft

	   The bank overdraft in 1995 represents those checks which had been disbursed to vendors but had not been presented to the bank for clearance and were in excess of funds in the account. Upon presentment to the bank, the bank overdraft was funded by the revolving line of credit, thereby reducing the availability under the line (See Note 5).

    Warranty Costs

	   A one-year limited warranty is generally provided on the Company's Zip and Jaz drives. Zip and Jaz disks carry a limited lifetime warranty.
    A two-year limited warranty is generally provided on the Ditto drives and media. A two to five-year limited warranty is generally provided on Bernoulli disk drives and disk drive subsystems.

    Net Income (Loss) Per Common Share

	   Net income (loss) per common share is based on the weighted average number of shares of Common Stock and dilutive common stock equivalent shares outstanding during the year. Common stock equivalent shares consist primarily of stock options that have a dilutive effect when applying the treasury stock method. In periods where losses are recorded, common stock equivalents would decrease the loss per share and are therefore not added to weighted average shares outstanding.
    The outstanding shares and earnings per share have been restated for all periods presented to reflect the impact of the stock splits described in Note 2.

    Foreign Currency Translation

	   For purposes of consolidating foreign operations, the Company has determined the functional currency for its foreign operations is the U.S. dollar. Therefore, translation gains and losses are included in the determination of income.

    Income Taxes

	   The Company recognizes a liability or asset for the deferred tax consequences of temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. These temporary differences will result in taxable or deductible amounts in future years when the reported amounts of the assets or liabilities are recovered or settled. The deferred tax assets are reviewed for recoverability and valuation allowances are provided as necessary.

    Cash Equivalents and Temporary Investments

	   For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with maturities of three or fewer months to be cash equivalents. Instruments with maturities in excess of three months are classified as temporary investments.
    There were no temporary investments at December 31, 1996 and 1995.
    Cash equivalents primarily consist of investments in money market mutual funds, commercial paper, option rate preferred stock and taxable municipal bonds and notes and are recorded at cost which approximates market.

    Fair Value of Financial Instruments

	   The fair value of the convertible subordinated notes was approximately $86.4 million at December 31, 1996. The book value of all other financial instruments approximates fair value. The estimated fair values have been determined using appropriate market information and valuation methodologies.

    Recent Accounting Pronouncement

	   The Company adopted Statement of Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS No. 121) in 1996. There was no material impact on the Company's financial position or results of operations as a result of the adoption of SFAS No. 121.


    Reclassifications

	   Certain reclassifications have been made in prior years' consolidated financial statements to conform to the current year's presentation.

    (2)	STOCK SPLITS

	   In October 1994, the Company's Board of Directors declared a five-for-four Common Stock split which was effected in the form of a 25% Common
    Stock dividend paid on November 23, 1994 to stockholders of record at the close of business on November 9, 1994. The Company paid cash in lieu of issuing fractional shares. Of the shares of Common Stock distributed by the Company in connection with the November 1994 stock split, approximately 18,102,000 were treasury shares and the remainder were authorized but unissued shares. The cost of the treasury shares and authorized but unissued shares were recorded as a reduction in additional paid-in capital.

	   In December 1995, the Board of Directors declared a three-for-one Common Stock split which was effected in the form of a 200% Common
    Stock dividend paid on January 31, 1996 to stockholders of record at the close of business on January 15, 1996.

	   On April 23, 1996, the Board of Directors declared a two-for-one Common Stock split which was effected in the form of a 100% Common Stock dividend paid on May 20, 1996 to stockholders of record at the close of business on May 6, 1996.

	   Each of these stock splits was accounted for as a stock split and has been retroactively reflected in the accompanying consolidated financial statements. In connection with each stock split, proportional adjustments were made to outstanding stock options and other outstanding obligations of the Company to issue shares of Common Stock.


    (3)	INCOME TAXES

	   Income before income taxes consisted of the following:


			                                                    December 31,
			                                           1996	        1995	     1994
  				                                               (In thousands)
		  U.S.	                                  $   88,095  	$   10,761	  $      208
		  Non-U.S.	                                   5,888	         878	        (182)
                                           ----------   ----------   ----------
			                                        $   93,983	  $   11,639 	 $       26
                                           ==========   ==========   ==========

	   The income tax provision consists of the following:


 				                                                December 31,
			                                           1996	        1995 	       1994
	  			                                               (In thousands)
	   Current Income Taxes:
		   Federal	                             $   36,341  	$    4,158	  $   (1,217)
		   State	                                    4,153	         805	        (208)
		   Foreign	                                  1,278	         156	           -
                                          ----------   ----------   ----------
			                                           41,772	       5,119	      (1,425)
                                          ----------   ----------   ----------
	   Deferred Income Taxes:
		   Federal	                                    201	        (189)           6
		   State	                                       23	         (47)	          -
		   Foreign	                                  6,000	           -	           -
		   Change in valuation allowance	          (11,341)	     (1,747)	      3,327
                                          ----------   ----------   ----------
			                                           (5,117)	     (1,983)	      3,333
                                          ----------   ----------   ----------
	    Provision for income taxes	          $   36,655  	$    3,136 	 $    1,908
                                          ==========   ==========   ==========

	   The tax benefits associated with nonqualified stock options and early dispositions of incentive stock options reduced taxes currently payable by $24,335,000, $860,000 and $28,000 in 1996, 1995 and 1994,
    respectively. Such benefits were recorded as an increase to additional paid-in capital.

	   Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities. They are measured by applying the enacted tax rates and laws in effect for the years in which such differences are expected to reverse. The significant components of the Company's deferred tax assets and liabilities are as follows:


			                                                   December 31,
			                                                1996	         1995
			                                                  (In thousands)
	   Deferred tax assets:
		   Accounts receivable reserves	             $    9,094	   $    1,158
		   Inventory reserves	                            1,928	        2,378
		   Fixed asset reserves	                            558	           64
		   Accrued expense reserves	                     26,751	        7,188
		   Inventory unicap adjustment	                     471	          375
		   Foreign net operating loss carryover	              - 	       1,921
		   Tax credit carryover	                              - 	       1,273
		   Other	                                           307 	         552
                                               ----------    ----------
	    Total deferred tax assets	                    39,109 	      14,909
	    Valuation allowance	                               - 	     (11,341)
                                               ----------    ----------
	    Deferred tax assets net of
       valuation allowance	                        39,109	        3,568
	    Deferred tax liabilities:
		      Accelerated depreciation	                  (1,050)	        (270)
                                               ----------    ----------
	    Net deferred tax assets	                  $   38,059 	  $    3,298
                                               ==========    ==========

	   The differences between the provision for income taxes at the U.S.
    statutory rate and the effective rate, are summarized as follows:


			                                                    December 31,
			                                           1996	        1995	        1994
				                                               (In thousands)
	   Provision at U.S. statutory rate	      $   32,894  	$    3,957	  $       9
	   Change in transfer price	                       -  	         -	     (1,400)
	   Non-deductible items	                       1,566  	        95	          -
	   State income taxes	                         4,923  	       596	         22
	   Increase (decrease) in deferred asset
        valuation allowance	                  (11,341)	     (1,747)	      3,327
	   Foreign income taxes	                       7,610	         156	           -
	   Other	                                      1,003	          79	         (50)
                                           ----------   ----------   ----------
	   Provision for income taxes	            $   36,655  	$    3,136	  $    1,908
                                           ==========   ==========   ==========

	   Cash paid for income taxes was $48,958,000 in 1996, $71,000 in 1995, and $94,000 in 1994.

    (4)	COMMITMENTS AND CONTINGENCIES

    Litigation

	   The Company is involved in lawsuits and claims generally incidental to its business. It is the opinion of management, after discussions with legal counsel, that the ultimate dispositions of these lawsuits and claims will not have a material adverse effect on the Company's financial statements.


    Lease Commitments

	   The Company conducts a substantial portion of its operations from leased facilities and leases certain equipment used in its operations. Aggregate lease commitments under noncancelable operating leases in effect at December 31, 1996 are as follows (in thousands):


				                                           Lease
  		Years Ending December 31,		                Commitments
		  1997		                                    $  4,349
		  1998		                                       3,779
		  1999		                                       3,405
		  2000		                                       3,048
		  2001		                                       1,720
		  Thereafter		                                 6,499
                                              --------
				                                          $ 22,800
                                              ========

	   Total rent expense for the years ended December 31, 1996, 1995 and 1994 was approximately $3.8 million, $2.0 million and $2.0 million, respectively.

   	The following is a schedule of future minimum lease payments under capital leases together with the present value of net minimum lease payments at December 31, 1996 (in thousands):


				                                           Future Minimum
	    Years Ending December 31,  		              Lease Payments
	       1997		                                    $   4,813
	       1998		                                        4,561
	       1999		                                        1,430
	       2000		                                          125
	       2001		                                            6
                                                  ---------
	       Total net minimum lease payments		           10,935
	       Less amount representing interest		          (1,110)
                                                  ---------
	       Present value of net minimum lease
          payments		                                  9,825
	       Less:  current portion		                     (4,114)
                                                  ---------
				                                              $   5,711
                                                  =========

    Cash Bonus Plan

   	The Company has adopted a bonus plan that provides for bonus payments to officers and key employees. At December 31, 1996, the Company has accrued $5.9 million for management bonuses which will be paid in February 1997. At December 31, 1995, approximately $3.0 million was accrued for management bonuses, the majority of which was paid in March 1996.

    Executive Compensation Agreement

   	In 1995, the Company adopted a bonus plan for the Chief Executive Officer (CEO) that provided for bonus payments of cash and up to 120,000 shares of stock, subject to a three-year vesting schedule, contingent upon the achievement of certain objectives. The cash payment was fully accrued at December 31, 1995 and paid during 1996. In January 1996, the Compensation Committee approved the issuance of the full 120,000 shares of stock. The shares will be issued at a cost equal to par value. In January 1997, 40,000 vested shares were issued to the CEO. Compensation related to these shares has been reflected in the accompanying consolidated financial statements.

    Profit Sharing Plan

   	The Company has a profit sharing plan that provides for payments to all eligible employees of their share of a pool that is based on the Company's annual income before income taxes. Employees must complete one year of continuous employment to be eligible. Employees receive a share of the profit sharing pool based upon their annual salary as a ratio to total annual salaries of all eligible employees. A portion of the profit sharing is paid on a quarterly basis. Approximately $900,000 was paid to employees during 1996. The Company has accrued approximately $1,000,000 for the remaining 1996 profit sharing plan liability, which will be paid in February 1997. The Company paid approximately $600,000 in profit sharing for fiscal 1995. There were no profit sharing payments for fiscal 1994.

    Foreign Exchange Contracts

   	The Company has commitments to sell foreign currencies relating to forward exchange contracts in order to hedge against future currency fluctuations.

   	The outstanding forward exchange sale contracts at December 31, 1996 are as follows. The contracts mature in March 1997.


				                                                 Contracted
				                                                  Forward
			                                       Amount	        Rate
	   	German Mark	                        2,500,000 	        1.55
		   French Franc	                       4,300,000 	        5.22
		   Spanish Peseta	                   204,000,000 	      131.27
		   Italian Lira	                   1,300,000,000 	    1,532.33
		   Dutch Guilder	                     24,000,000 	        1.74
		   British Pound	                      1,900,000 	        1.67

   	Gains and losses on foreign currency contracts intended to be used to hedge operating requirements are reported currently in income. Gains and losses on foreign currency contracts intended to meet firm commitments are deferred and are recognized as part of the cost of the underlying transaction being hedged. At December 31, 1996 and 1995, all of the Company's foreign currency contracts are being used to hedge operating requirements. The Company's theoretical risk in these transactions is the cost of replacing, at current market rates, these contracts in the event of default by the counterparty.

    (5)	NOTES PAYABLE

    Line of Credit

   	On July 5, 1995, the Company entered into a loan agreement with the Commercial Finance Division of Wells Fargo Bank ("Wells Fargo Bank"). Effective May 13, 1996, the Company renewed and amended its loan agreement with Wells Fargo Bank. The amended agreement permits revolving loans, term loans and letters of credit up to an aggregate outstanding principal amount equal to the lesser of $100 million or 80% of eligible accounts receivable. Amounts outstanding are collateralized by accounts receivable, inventory and equipment, general intangibles and certain other assets. The revolving credit line bears interest at the bank's prime rate plus 0.5% and the term loans bear interest at the bank's prime rate plus 0.75%. This agreement expires June 30, 1997. Under this agreement, the Company may also secure financing of equipment purchases from third parties up to a maximum of $75 million, less term loans outstanding to Wells Fargo Bank. Total availability under the Wells Fargo Bank agreement at December 31, 1996 was $99.8 million, of which none was outstanding. The maximum amount outstanding during 1996 was $58.5 million. Outstanding revolving and term loans were paid off in June 1996 with proceeds from a public offering of Common Stock. The weighted average outstanding balance was $34.8 million during the period that the loans were outstanding in 1996. The weighted average interest rate was 9.8% for the year ended December 31, 1996. Among other restrictions, covenants within the agreement require the Company to maintain minimum levels of working capital and net worth and certain restrictions on dividends.

   	Loss of the Wells Fargo facility or another replacement facility would require the Company to find an alternative source of funding, which could have a material adverse effect on business and financial results.

    Financing of European Accounts Receivable

   	In November 1995, a foreign subsidiary of the Company entered into an agreement with a German commercial bank for up to DM 50 million (approximately $35 million) which involves the sale of a portion of the foreign subsidiary's accounts receivable to the bank. The original agreement expired in November 1996, however, the Company secured an extension through March 1997. Such sales of receivables are limited to 90% of eligible accounts receivable subject to certain credit limits. The Company has retained the bad debt risk on the receivables up to DM 1 million per customer. The weighted average interest rate was 8.5% for the year ended December 31, 1996. At December 31, 1996, $26.7 million was outstanding and is included in notes payable in the accompanying consolidated balance sheet.

    Promissory Note on Malaysian Manufacturing Facility

   	In September 1996, the Company entered into an agreement with Quantum Corporation to finance a portion of the purchase price of building and equipment associated with a manufacturing facility in Penang, Malaysia. Even though the Company is occupying and utilizing the facility, the promissory note reflecting the portion of the purchase price being financed will not be signed or finalized until after receipt of approval of the sale by the Malaysian government, which the Company anticipates will occur during the first quarter of 1997. However, since the Company is utilizing the facilities, the assets and related obligation have been reflected in the accompanying financial statements. The amount financed under this agreement totals $18 million, bears interest at 8.5%, and is payable over a three-year period. Security under this agreement will be comprised of the building and equipment which were purchased. The agreement will require the Company to maintain minimum levels of working capital and net worth and restrictions on maximum levels of indebtedness.

    Other Term Notes

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
    The term notes require the Company to maintain minimum levels of working capital, net worth, and quarterly operating income.

   	The following table summarizes the notes payable outstanding at December 31, 1996 (in thousands):

      		European agreement		                       $   26,684
		      Promissory note		                              18,000
		      Other term notes		                              2,551
                                                   ----------
				                                                   47,235
		      Less:  current portion		                      (33,770)
                                                   ----------
				                                               $   13,465
                                                   ==========

	   Maturities of notes payable by year are as follows (in thousands):

   	Years Ending December 31,
		      1997		                                   $   33,770
		      1998		                                        7,219
		      1999		                                        6,246
                                                 ----------
				                                             $   47,235
                                                 ==========

   	Cash paid for interest was $8,854,000 and $970,000 in 1996 and 1995, respectively, including interest on capital leases. There was no outstanding debt in 1994. Included in interest expense for 1996 and 1995, respectively, was $986,000 and $267,000 of amortization of deferred charges associated with obtaining the debt.

    (6)	CONVERTIBLE SUBORDINATED NOTES

   	In March 1996, the Company issued $46.0 million of convertible subordinated notes. The net proceeds from the issuance of the notes totaled $43.1 million and were used to pay down other debts and for operating requirements. The notes bear interest at 6.75% per year and interest payments are payable semi-annually on March 15 and September 15 in each year which commenced on September 15, 1996. The notes mature on March 15, 2001. The notes are unsecured and subordinated to all existing and future senior indebtedness of the Company and are effectively subordinated to all existing and future indebtedness and other liabilities of the Company's subsidiaries.

   	The notes are convertible into Common Stock of the Company at the option of the holder at or before maturity, unless previously redeemed or repurchased, at a conversion price of $9.875 per share (equivalent to a conversion rate of approximately 101.26 shares per $1,000 principal amount of notes), subject to adjustment in certain events. At December 31, 1996, holders have converted $267,000 of convertible subordinated notes into 27,034 shares of Common Stock.

   	The notes are redeemable at any time on or after March 15, 1999, in whole or in part, at the option of the Company, at declining redemption prices, 102.7% for 1999 and 101.35% for 2000, together with accrued interest, if any, to the redemption date.

   	If any repurchase event, as defined in the indenture agreement, occurs, each holder of notes may require the Company to repurchase all or any part of such holder's notes at 100% of the principal amount thereof plus accrued interest to the repurchase date.

    (7)	PREFERRED STOCK

   	The Company has authorized the issuance of up to 5,000,000 shares of Preferred Stock, $0.01 par value per share. The Company's Board of Directors has the authority, without further shareholder approval, to issue Preferred Stock in one or more series and to fix the rights and preferences thereof. At December 31, 1996, 250,000 shares were designated as Series C Junior Participating Preferred Stock and the remaining 4,750,000 shares were undesignated.

    Series C Junior Participating Preferred Stock

   	In July 1989, the Company designated 250,000 shares of Preferred Stock as Series C Junior Participating Preferred Stock (Series C Stock) in connection with its Shareholder Rights Plan (see Note 8). Each share of the Series C Stock will: (1) have a liquidation preference of $750 per share; (2) have rights to dividends, subject to the rights of any series of Preferred Stock ranking prior and superior to the Series C Stock, when and if declared by the Board of Directors; (3) not be redeemable; and (4) have voting rights which entitle the holder to 750 votes per share.

    (8)	PREFERRED STOCK PURCHASE RIGHTS

   	In July 1989, the Company adopted a Shareholder Rights Plan and declared a dividend of two-fifteenths of one preferred stock purchase right for each outstanding share of Common Stock. Under certain conditions, each right may be exercised to purchase one one-hundredth of a share of Series C Stock at an exercise price of $15. The rights will be exercisable only if a person or group has acquired beneficial ownership of 20% or more of the Common Stock or announced a tender or exchange offer that would result in such a person or group owning 30% or more of the Common Stock. The Company generally will be entitled to redeem the rights at $.01 per right at any time until the tenth day following public announcement that a 20% stock position has been acquired and in certain other circumstances.

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

    (9)	STOCK COMPENSATION PLANS

   	At December 31, 1996, the Company has five stock-based compensation plans which are described below. The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans. Had compensation cost for the Company's five stock-based compensation plans been determined based on the fair value of the option at the grant dates for awards under those plans consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS
    123), the Company's net income and net income per common share would have been reduced to the pro forma amounts indicated below:


			                                                       1996         1995
   	Net income (000's)	             As reported       $   57,328    $    8,503
                                                      ==========    ==========
			                                 Pro forma         $   54,351    $    8,260
                                                      ==========    ==========

   	Net income per common share	    As reported	      $     0.43 	  $     0.07
                                                      ==========    ==========
         			                        Pro forma	        $     0.41	   $     0.07
                                                      ==========    ==========

   	Because the SFAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, and due to the nature and timing of option grants, the resulting pro forma compensation cost may not be indicative of future years.

    Stock Price

   	The fair value of each option grant has been estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 1996 and 1995, in calculating compensation cost: expected stock price volatility of 67 and 62 percent, respectively, and a risk-free interest rate of 5.65%, and an expected life of six years for both 1996 and 1995.

    Stock Option Plans

   	The Company has a 1981 Stock Option Plan (the "1981 Option Plan") and a 1987 Stock Option Plan (the "1987 Option Plan"). The 1981 Option
    Plan has expired and no further options may be granted under this plan; however, outstanding options previously granted under this plan remain in effect. Both plans permit the granting of incentive and nonstatutory stock options. The plans cover an aggregate of 41,250,000 shares of Common Stock. The exercise price of options granted under the 1987 Option Plan may not be less than 100% of the fair market value of the Common Stock at the date of grant in the case of incentive stock options and may not be less than 25% of the fair market value of the Common Stock at the date of grant in the case of nonstatutory stock options.

   	Options under both plans must be exercised within ten years from the date of grant in the case of incentive stock options and within ten years and one month from the date of grant in the case of nonstatutory stock options, or sooner if so specified within the option agreement.
    At December 31, 1996, the Company had reserved an aggregate of 17,717,666 shares of Common Stock for issuance upon exercise of options granted or to be granted under these plans.

   	The following table presents the aggregate options granted, forfeited, and exercised under the 1981 and 1987 Option Plans for the years ended December 31, 1996 and 1995 at their respective weighted average exercise prices. All options and option prices have been restated for the stock splits in Note 2.

						                                        1996		 	    	              1995
       			                            Shares  	Weighted Avg.   	Shares  	 Weighted Avg.
	   Stock Options	                    (000's) 	Exercise Price	  (000's) 	 Exercise Price
                                      ------   --------------   -------   --------------
	   Outstanding at beginning of year	 11,664	     $   0.88	     14,722       $   0.45
	   Granted	                           3,907  	      10.90	      2,002	          2.85
	   Exercised	                        (4,552)	        0.52	     (4,946)	         0.41
	   Forfeited	                          (128)	        5.05	       (114)	         0.71
                                      ------                    ------
	   Outstanding at end of year	       10,891  	       4.64	     11,664	          0.88
                                      ======                    ======

	   Options exercisable at year-end    3,402	         0.73	      6,137	          0.72
	   Weighted average fair value of
		    options granted during the
		    year	                          $ 23.58		                  $ 5.72

   	Options to purchase 5,456,614 shares were reserved for future grant at December 31, 1996.

	   At the beginning of the year ended December 31, 1994, there were 14,098,338 shares outstanding at option prices ranging between $0.14 and $1.46 per share. During 1994, 4,409,250 shares were granted ranging in price from $0.30 to $0.53 per share. Additionally, in 1994, 948,282 shares were exercised at prices between $0.14 and $0.40 per share, and 2,836,782 shares were forfeited at prices ranging from $0.21 to $1.46 per share.

   	The following table summarizes information about options outstanding under the 1981 and 1987 option plans at December 31, 1996. All relevant data has been restated for the stock splits in Note 2.

   	    			      		                   Options Outstanding                   	           Options Exercisable
                       ---------------------------------------------------       -------------------------------
			                    Number (000's)	    Weighted-Avg.	   	                     Number (000's)
	      Range of	         Outstanding	       Remaining	       Weighted-Avg.	       Exercisable	    Weighted-Avg.
	   Exercise Prices	     at 12/31/96	   Contractual Life    	Exercise Price	      at 12/31/96	    Exercise Price
	   $0.13 to $0.43	        2,542	           5.6 years	          $  0.29	           1,403 	         $  0.28
	   $0.44 to $1.05	        2,847	           6.7 years	             0.57	           1,540	             0.60
	   $1.06 to $6.29	        2,953	           8.5 years	             4.46	             421 	            2.14
	   $6.89 to $46.13	       2,549   	        9.4 years	            13.89	              38	             7.09
                          ------                                                  ------
	   $0.13 to $46.13	      10,891   	        7.5 years	             4.64	           3,402 	            0.73
                          ======                                                  ======

    Director Stock Option Plans

   	The Company has a 1987 Director Stock Option Plan (the "1987 Director Plan") and a 1995 Director Stock Option Plan (the "1995 Director
    Plan"). The 1987 Director Plan has expired and no further options may be granted under this plan; however, outstanding options previously granted under this plan remain in effect. The 1987 and 1995 director plans cover an aggregate of 2,700,000 shares of Common Stock. The plans provide for the grant to each non-employee director of the Company, on his initial election as a director, an option to purchase shares of Common Stock. The 1987 Director Plan provided for 187,500 stock options per director, and the 1995 Director Plan provides for 37,500 stock options per director. Under both plans, the exercise price per share of the option is equal to the fair market value of the Company's Common Stock on the date of grant of the option. Options become exercisable in five equal annual installments, commencing one year from the date of grant, provided the holder continues to serve as a director of the Company. Any options granted under either plan must be exercised no later than ten years from the date of grant. All options granted under the plans are nonstatutory options. At December 31, 1996, the Company had reserved an aggregate of 1,643,500 shares for issuance upon exercise of options granted or to be granted under these plans.

   	There have been no options granted under the 1995 Director Plan through December 31, 1996. The following table presents the options granted, forfeited, and exercised under the 1987 Director Plan for the years ended December 31, 1996 and 1995 at their respective weighted average exercise prices. All options and option prices have been restated for the stock splits in Note 2.

	                    					                       1996         		 	        1995
			                                      Shares 	Weighted Avg.	   Shares	 Weighted Avg.
	   Stock Options	                       (000's)	Exercise Price 	 (000's)	Exercise Price
	   Outstanding at beginning of year	      750	     $   0.39	       1,200	    $   0.40
	   Granted	                                 -  	          -	           -	           -
	   Exercised	                            (307)	        0.38	        (450)	       0.42
	   Forfeited	                               -	            -	           -	           -
                                         -----                      -----
	   Outstanding at end of year	            443	         0.40	         750	        0.39
                                         =====                      =====

   	Options exercisable at year-end	       144	         0.52	         338	        0.44

	   At the beginning of the year ended December 31, 1994, there were 1,012,500 shares outstanding at option prices ranging between $0.29 and $0.59 per share. During 1994, 375,000 shares were granted at an exercise price of $0.27 per share and 187,500 shares were exercised at $0.29 per share. There were no shares forfeited during 1994.

   	At December 31, 1996, options to purchase 1,200,000 shares were reserved for future grant under the 1995 Director Plan.

    Other Stock Options

   	In December 1987, the Company granted to each of five of the six members of the Board of Directors an option to purchase 187,500 shares of Common Stock, pursuant to a distinct option plan. The exercise price of these options was $0.20 per share in the case of four options, and $0.24 per share in the case of the other option. Each option is exercisable in increments of 37,500 shares per year beginning one year from the date of grant and must be exercised no later than ten years and one month from the date of grant. During 1995, options acquired under this plan to purchase 487,500 shares were exercised at $0.20 and $0.24 per share. There were no options outstanding at December 31, 1996 or 1995.

    (10)	STOCK PURCHASE PLAN

   	Under the 1991 Stock Purchase Plan, eligible employees were allowed to purchase Common Stock at market value on the date coincident with the distribution of the semi-annual profit sharing payments during 1991, 1992 and 1993. The employee earns a premium equal to 25% of their original purchase on each of the four anniversaries of purchase provided the employee is still employed by the Company and the shares are still held by the Company. A total of 9,000,000 shares were approved for the three-year plan with 1,500,000 shares plus the premium of 1,500,000 shares approved for each year. Employees participating in the profit sharing plan used up to 66-2/3% of their profit sharing payment to purchase stock. At December 31, 1996, a total of 261,846 shares have been purchased pursuant to this plan and a total of 98,758 of premium shares have been issued under this plan.

    (11)	RETIREMENT PLAN

   	The Iomega Retirement and Investment Savings (IRIS) Plan permits eligible employees to make tax deferred investments through payroll deductions. Each year the Company may contribute to the IRIS Plan at the discretion of the Board of Directors, based on the prior year's earnings of the Company. The IRIS Plan is subject to compliance with
    Section 401(k) of the Internal Revenue Code and the Employee Retirement Income Securities Act of 1974. Under the terms of the IRIS Plan, all employee contributions and certain employer contributions are immediately vested in full. Certain other employer matching contributions become vested over five years. The Company contributed approximately $671,000 and $319,000 to the IRIS Plan for the years ended December 31, 1995 and 1994, respectively. The Company has accrued $800,000 for contribution to the IRIS Plan for the year ended December 31, 1996.

    (12)	OPERATIONS BY GEOGRAPHIC REGION

   	The Company has several geographic regions: domestic, Asian and European. During the first half of 1996, the Company opened a sales office and distribution center in Singapore to support the existing customer base in Asia and further develop the sales region. All sales to Asian customers are denominated in U.S. dollars. In late 1996, the Company entered into an agreement to purchase a manufacturing facility in Malaysia and is transferring manufacturing capacity and equipment to this facility. All sales from Malaysia are to affiliated companies.

   	Domestic operations include all U.S. operations, including export sales, primarily to Canada. Domestic export sales for the years ended December 31, 1996, 1995 and 1994 were $3.8 million, $18.2 million and $6.1 million, respectively. European operations are comprised of a subsidiary in Germany and sales offices located in France, Belgium, the United Kingdom, Spain, Italy, Germany, Ireland and Austria. The sales offices are branches of U.S. subsidiaries. All European sales and substantially all European identifiable assets and operating expenses are recorded on the books of the German subsidiary. Export sales from the European operation for the years ended December 31, 1996, 1995 and 1994 were approximately $193.8 million, $49.5 million and $29.9 million, respectively, primarily to European countries other than Germany. Sales to the European countries other than Germany are distributed relatively evenly across countries in which sales offices are located. The characteristics of sales to Germany and all other European countries are similar. The sales offices are compensated through commission agreements. Inventory is transferred from domestic operations to the German subsidiary at an arms-length price as determined by an independent economic study. Following is a summary of the Company's operations by geographic location.

    For the Year Ended December 31, 1996 (in thousands):

        			                         Domestic	        Asian	         European	      Intercompany
        			                        Operations	     Operations	     Operations	     Transactions       Consolidated

   	Net Sales:
		    Unaffiliated Customers	       $  806,863	     $  109,625	     $  296,281	     $        -	        $1,212,769
		    Affiliates	                      325,384	         66,481	              -	       (391,865)	                -
	   Cost of Sales	                    (861,658)	      (153,781)	      (255,988)	       391,438	          (879,989)
                                    ----------      ----------      ----------      ----------         ----------
	   Gross Margin	                      270,589	         22,325 	        40,293	           (427)	          332,780
                                    ----------      ----------      ----------      ----------         ----------
	   Operating Expenses	                186,327	         11,766	         34,727	              -	           232,820
                                    ----------      ----------      ----------      ----------         ----------
	   Net Income (Loss)	              $   54,474	     $    1,753	     $    1,528	     $     (427)	       $   57,328
                                    ==========      ==========      ==========      ==========         ==========

	   Identifiable Assets	            $  467,491	     $   78,570	     $  150,499	     $  (10,418)	       $  686,142
                                    ==========      ==========      ==========      ==========         ==========
	   Capital Expenditures	           $   53,474	     $   18,348	     $    1,635	     $        -	        $   73,457
                                    ==========      ==========      ==========      ==========         ==========

    For the Year Ended December 31, 1995 (in thousands):

                        			         Domestic	       European	      Intercompany
			                                Operations 	    Operations 	    Transactions	   Consolidated

   	Net Sales:
		    Unaffiliated Customers	       $  241,128	     $   85,097	     $        -	     $  326,225
		    Affiliates	                       65,644	              -	        (65,644)	             -
	   Cost of Sales	                    (229,134)	       (72,357)	        65,653	       (235,838)
                                    ----------      ----------      ----------      ----------
	   Gross Margin	                       77,638	         12,740	              9	         90,387
                                    ----------      ----------      ----------      ----------
	   Operating Expenses	                 66,072	         10,693	              -	         76,765
                                    ----------      ----------      ----------      ----------
	   Net Income 	                    $    8,475 	    $       19	     $        9	     $    8,503
                                    ==========      ==========      ==========      ==========

   	Identifiable Assets	            $  226,696	     $   39,473	     $       58	     $  266,227
                                    ==========      ==========      ==========      ==========
	   Capital Expenditures	           $   44,223	     $    1,009	     $        -	     $   45,232
                                    ==========      ==========      ==========      ==========

    For the Year Ended December 31, 1994 (in thousands):

        			                         Domestic	       European	      Intercompany
        			                        Operations	     Operations	     Transactions	   Consolidated

	   Net Sales:
		    Unaffiliated Customers	       $   95,554	     $   45,826	     $        -	     $  141,380
		    Affiliates	                       26,393	              -	        (26,393)	             -
	   Cost of Sales	                     (87,305)	       (31,522)	        26,374	        (92,453)
                                    ----------      ----------      ----------      ----------
	   Gross Margin	                       34,642	         14,304	            (19)	        48,927
                                    ----------      ----------      ----------      ----------
	   Operating Expenses	                 45,049	          4,760	              -	         49,809
                                    ----------      ----------      ----------      ----------
	   Net Income (Loss)	              $   (9,729)	    $    7,866	     $      (19)	    $   (1,882)
                                    ==========      ==========      ==========      ==========

	   Identifiable Assets	            $   61,696	     $   14,228	     $      (91)	    $   75,833
                                    ==========      ==========      ==========      ==========
	   Capital Expenditures	           $    5,894	     $    1,189	     $        -	     $    7,083
                                    ==========      ==========      ==========      ==========

    (13)	OTHER MATTERS

    Significant Customers

   	During 1996, sales to Ingram Micro, Inc. accounted for 15% of the Company's consolidated sales. In 1995, no single customer accounted for 10% or more of consolidated sales. During 1994, sales to Ingram Micro, Inc. accounted for 11% of the Company's sales.

    Concentration of Credit Risk

   	The Company markets its products primarily through computer product distributors and retailers. Accordingly, as the Company grants credit to its customers, a substantial portion of outstanding accounts receivable are due from computer product distributors and certain large retailers. At December 31, 1996, the customers with the ten highest outstanding accounts receivable balances totaled $81.2 million or 32% of the gross accounts receivable. At December 31, 1996, the outstanding accounts receivable balance from one customer was $29.4 million or 12% of gross accounts receivable. At December 31, 1995, the customers with the ten highest outstanding accounts receivable balances totaled $47.1 million or 43% of gross accounts receivable.
    At December 31, 1995, the outstanding accounts receivable balance from one customer was $15.2 million or 14% of gross accounts receivable.
    If any one or a group of these customers' receivable balances should be deemed uncollectible, it would have a material adverse effect on the Company's results of operations and financial condition.

    Purchases From Related Parties

   	The Company purchased inventory items totaling $841,000, $1,130,000 and $398,000 for the years ended December 31, 1996, 1995 and 1994, respectively, from a vendor having a common director with the Company.

    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



    To Iomega Corporation:

   	We have audited the accompanying consolidated balance sheets of Iomega Corporation (a Delaware corporation) and subsidiaries as of December
    31, 1996 and 1995, and the related consolidated statements of oper-ations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   	In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Iomega Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


    /s/ Arthur Andersen LLP

    ARTHUR ANDERSEN LLP

    Salt Lake City, Utah
    January 24, 1997