Form 10-K, Exhibit 13
period 1997-12-31
IOMEGA CORP
filed 1998-03-31
CIK 352789

Iomega Corporation and Subsidiaries
Financial Highlights

                                                    For years ended December 31,
(in thousands, except per share and employee data)        1997            1996
                                                    --------------  ------------

Sales                                                 $ 1,739,972     $1,212,769
Cost of sales                                           1,192,310        879,989
Operating expenses                                        369,956        232,820
Net income                                            $   115,352     $   57,328

Net income per common share (1) (2)
    Basic                                             $      0.45     $     0.23
    Diluted                                           $      0.42     $     0.21

Share price (1)
    High                                              $     16.41     $    27.57
    Low                                               $      7.06     $     2.86

Employees                                                   4,816          2,926



Quarterly Financial Information

                                                         For year ended December 31, 1997
(in thousands, except per share data)                Quarter 1   Quarter 2   Quarter 3      Quarter 4      Total Year
                                                    ----------  ----------  ----------     ----------      ----------

Sales                                               $  361,344  $  400,162  $  431,700     $  546,766      $1,739,972
Gross margin                                           107,279     117,459     140,327        182,597         547,662
Net income                                              23,014      26,209      30,008         36,121         115,352
Net income per common share (1) (2)
    Basic                                           $     0.09  $     0.10  $     0.12     $     0.14      $     0.45
    Diluted                                         $     0.08  $     0.09  $     0.11     $     0.13      $     0.42


                                                           For year ended December 31, 1996
(in thousands, except per share data)                Quarter 1   Quarter 2   Quarter 3      Quarter 4      Total Year
                                                    ----------  ----------  ----------     ----------     -----------
Sales                                               $  221,988  $  283,638  $  310,085     $  397,058     $ 1,212,769
Gross margin                                            59,900      76,195      81,661        115,024         332,780
Net income                                              10,121      14,082      12,766         20,359          57,328
Net income per common share (1) (2)
    Basic                                           $     0.04  $     0.06  $     0.05     $     0.08            0.23
    Diluted                                         $     0.04  $     0.05  $     0.05     $     0.07            0.21



(1) Net income per common share and share prices have been retroactively adjusted to reflect stock splits (see Note 2 to Consolidated Financial Statements).

(2) Net income per common share has been restated to reflect changes made through the Company's adoption of Statement of Financial Accounting Standards No. 128 "Earnings per Share" (see Note 1 to Consolidated Financial Statements).

                   IOMEGA CORPORATION AND SUBSIDIARIES

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


TRENDS IN OPERATIONS

The  following  table  indicates  the  trends  in  certain   components  of  the
consolidated statements of operations for each of the last five years.

Years ended December 31,                         1997            1996           1995           1994         1993
                                           ----------      ----------      ---------      ---------     --------

(in thousands, except per share and employee data)

Sales                                      $1,739,972      $1,212,769      $ 326,225      $ 141,380     $147,123
Cost of sales                               1,192,310         879,989        235,838         92,453       92,585
                                           ----------      ----------      ---------      ---------     --------
Gross margin                                  547,662         332,780         90,387         48,927       54,538
                                           ----------      ----------      ---------      ---------     --------

Operating expenses:
     Selling, general and administrative      291,930         190,719         57,189         36,862       38,862
     Research and development                  78,026          42,101         19,576         15,438       18,972
     Restructuring costs (reversal)                 -               -              -         (2,491)      14,131
                                           ----------      ----------      ---------      ---------     --------

              Total operating expenses        369,956         232,820         76,765         49,809       71,965
                                           ----------      ----------      ---------      ---------     --------

Operating income (loss)                       177,706          99,960         13,622           (882)     (17,427)
Interest and other income (expense)              (391)         (5,977)        (1,983)           908          771
                                           ----------      ----------      ---------      ---------     --------

Income (loss) before income taxes and
     cumulative effect of accounting change   177,315          93,983         11,639             26      (16,656)
Provision for income taxes                     61,963          36,655          3,136          1,908          206
                                           ----------      ----------      ---------      ---------     --------

Net income (loss) before cumulative effect
     of accounting change                     115,352          57,328          8,503         (1,882)     (16,862)
Cumulative effect of accounting change              -               -              -             -         2,337
                                           ----------      ----------      ---------      ---------     --------

Net income (loss)                          $  115,352      $   57,328      $   8,503      $  (1,882)    $(14,525)
                                           ==========      ==========      =========      =========     ========

Net income (loss) per common share (1)
     Basic                                 $     0.45      $     0.23      $    0.04      $   (0.01)    $  (0.07)
                                           ==========      ==========      =========      =========     ========
     Diluted                               $     0.42      $     0.21      $    0.03      $   (0.01)    $  (0.07)
                                           ==========      ==========      =========      =========     ========


Total employees                                 4,816           2,926          1,667            886        1,077


(1) Net income per share amounts for all periods have been restated to reflect changes made through the Company's adoption of Statement of Financial Accounting Standards No. 128 "Earnings per Share" and certain stock splits. (See Notes 1 and 2 in consolidated financial statements.)

STOCK SPLITS

All shares, per share amounts and stock options have been retroactively restated to reflect the stock splits described in Note 2 to the Consolidated Financial Statements.


RESULTS OF OPERATIONS

The following table sets forth certain financial data as a percentage of sales for the years ended December 31, 1997, 1996 and 1995:

                                                                 1997           1996           1995
                                                             --------       --------       --------

     Sales                                                      100.0%         100.0%         100.0%
     Cost of sales                                               68.5           72.6           72.3
                                                             --------       --------       --------
     Gross margin                                                31.5           27.4           27.7
                                                             --------       --------       --------
     Operating expenses:
         Selling, general and administrative                     16.8           15.7           17.5
         Research and development                                 4.5            3.5            6.0
                                                             --------       --------       --------

         Total operating expenses                                21.3           19.2           23.5
                                                             --------       --------       --------

     Operating income                                            10.2            8.2            4.2
     Net interest and other expense                                 -           (0.5)          (0.6)
                                                             --------       --------       --------

     Income  before income taxes                                 10.2            7.7            3.6
     Provision for income taxes                                   3.6            3.0            1.0
                                                             --------       --------       --------


     Net income                                                   6.6%           4.7%           2.6%
                                                              ========      =========      =========

Seasonality

The Company's Zip products are targeted to the retail consumer market and to personal computer OEMs. The Company's Jaz and Ditto products are targeted primarily to the retail consumer market. Management believes the markets for the Company's products are generally seasonal, with a higher proportional share of total sales occurring in the fourth quarter and sales slowdowns commonly occurring during the first quarter and summer months. Primarily as a result of such seasonality, the Company experienced a decline in sales between the fourth quarter of 1996 and the succeeding first quarter of 1997. Accordingly, revenues for any prior quarter are not necessarily indicative of the revenues to be expected in any future quarter.

1997 As Compared to 1996

Sales. Sales increased by $527.2 million, or 43%, in 1997 as compared to 1996. This increase was due primarily to higher sales of Zip and Jaz products and such increase reflects higher sales volumes of both drives and media, which were partially offset by price reductions. Combined Zip and Jaz sales totaled $1.6 billion, or 93% of total sales, in 1997, as compared to $1.1 billion, or 87% of total sales, in 1996. Sales of Zip drives to OEM customers increased to approximately 32% of total Zip drive unit sales in 1997, as compared to approximately 5% in 1996. Ditto product sales decreased in 1997, as total Ditto sales were $118.3 million, or 7% of sales, in 1997, as compared to $127.6 million, or 10% of sales, in 1996. Other sales declined to $2.9 million in 1997, as compared to $34.2 million, or 3% of sales, in 1996.

International sales represented $679 million, or 39% of total sales, in 1997, as compared to $406 million, or 34% of total sales, in 1996. Sales in Europe were $520 million, or 30% of total sales, in 1997, as compared to $296 million, or 24% of total sales, in 1996. Sales in Asia were $159 million, or 9% of total sales, in 1997, as compared to $110 million, or 9% of total sales, in 1996.

Sales in the Americas increased in total from $807 million, or 66% of total sales, in 1996, to $1,061 million, or 61% of total sales, in 1997.

Gross Margin. The Company's overall gross margin was 31.5% in 1997, as compared to 27.4% in 1996. The increase in gross margin was due primarily to continued reductions in component material costs and per unit manufacturing overhead costs for the Zip and Jaz product lines combined with an increase in 1997 in the ratio of disk sales to drive sales for the Jaz product line when compared to 1996. The ratio of disk sales to drive sales for the Zip product line was relatively flat for 1997 when compared to 1996, but in the fourth quarter of 1997, the ratio was significantly lower than in prior quarters. The Company believes the relatively higher proportion of OEM drive sales was an important factor in causing the lower ratio of disk sales to drive sales in the fourth quarter of 1997. The improvements in Zip and Jaz product gross margins were partially offset by price reductions enacted during the year for both product lines and lower gross margins resulting from an increase in the proportion of Zip drives sold into the OEM channel. Sales to OEM customers yield lower gross margins than sales to retail channels and are likely to have the effect of lowering the overall ratio of disk sales to drive sales which also has a negative effect on gross margin percentages. Moreover, the gross margin for Jaz products was adversely affected during 1997 by costs of approximately $3.1 million associated with a recall of approximately 75,000 Jaz disks. Gross margins on Ditto products were lower in 1997, as compared to 1996, as material and overhead cost reductions were more than offset by price reductions.

Gross margins in 1998 will depend in large part on sales of Zip and Jaz disks, which generate significantly higher gross margins than the corresponding drives, and on the sales mix between disks and drives, and between Zip, Jaz, Ditto and other products. As indicated above, fourth quarter 1997 ratios of Zip disk sales to drive sales were significantly lower than in previous quarters. Gross margin percentages will also depend in large part on the Company's ability to achieve planned cost reductions, as well as on recent and any future pricing actions. Also, future gross margin percentages will continue to be impacted by the percentage of OEM sales (which generally provide lower gross margins than sales through retail channels) verses retail sales, as well as other factors. Additionally, management expects that the planned introduction of Clik! products will initially have a negative impact on gross margins due to start-up costs associated with early production volumes. In the event of a delay in the planned commercial availability of Clik!, such negative impact may be greater.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $101.2 million in 1997, as compared to 1996, and increased as a percentage of sales from 15.7% in 1996 to 16.8% in 1997. Included in selling, general and administrative expenses in 1996 was a one-time charge of $9.1 million representing expenses associated with the transition of manufacturing capacity from Roy, Utah to Penang, Malaysia and the relocation of the Company's European headquarters to Geneva, Switzerland and its European logistics and distribution function to Utrecht, the Netherlands. Excluding this charge, selling, general and administrative expenses would have represented 15.0% of sales in 1996. The increased expenses in 1997 were primarily the result of increases in advertising expenses incurred to increase market awareness of Zip and Jaz products and a new "Zip built-in" campaign developed to generate greater consumer demand for OEM Zip drives. In addition, the increase was affected by the growth in headcount throughout the world, predominantly in the sales and marketing functions; variable selling expenses; increased legal expenses; and increased fixed administrative expenses. For 1998, management expects selling, general and administrative expenses to increase in absolute dollars and, depending on sales levels, to represent between 15% and 20% of net sales. Specifically, the Company plans to increase spending by a substantial amount on print and television advertising campaigns which are designed to create greater consumer awareness of and demand for both its aftermarket and OEM drives and to educate users on the potential uses for multiple disks so as to increase demand for disks. Management cannot predict the success or failure of these marketing efforts. In addition, management also expects increases in variable selling expenses and fixed administrative expenses in 1998.

Research and Development Expenses. Research and development expenses increased by $35.9 million in 1997, as compared to 1996, and increased as a percentage of sales to 4.5% in 1997, from 3.5% in 1996. This increase was primarily the result of expenditures related to the development and enhancement of Zip, Jaz and Ditto product lines, as well as continued development expenses related to new products such as Clik! and Buz, among others. For 1998, management expects research and development expenses to increase in absolute dollars and, depending on sales levels, to represent between 3% and 5% of net sales in order to support planned new product development and existing product enhancements.

Other Income and Expense. The Company recorded interest income of $6.9 million in 1997, as compared to $3.1 million in 1996, due to increased available cash, cash equivalent and temporary investment balances in 1997. Interest expense was $6.4 million in 1997, compared to $8.9 million in 1996. This decrease was due to decreased average borrowings outstanding during 1997, resulting in large part from the repayment of amounts borrowed under an European financing agreement, the retirement of a promissory note for the purchase of the Company's manufacturing facility in Malaysia and the repayment of other term notes during 1997. Also included in other income and expense were bank charges, royalty income, gains and losses on disposal of assets and foreign currency gains and losses.

Income Taxes. For 1997, the Company recorded an income tax provision of $62.0 million, representing an effective tax rate of 35%. The effective tax rate decreased from 39% in 1996 due to tax advantages associated with the relocation of manufacturing capacity to Malaysia and the relocation of the Company's European headquarters from Germany to Switzerland. The Company expects its effective tax rate to remain at approximately 35% in 1998. However, differences between the currently anticipated mix and the actual mix of foreign income versus domestic income, along with the ability of the Company to permanently invest foreign earnings outside of the U.S., could impact the Company's effective tax rate.

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

International sales, primarily to customers located in Europe and Asia, were $406 million, or 34% of total sales, in 1996. In 1995, international sales, which were primarily to customers located in Europe, totaled $103 million, or 32% of total sales.

Sales to the Americas, excluding export sales, in total increased from $223 million, or 68% of total sales, in 1995, to $807 million, or 66% of total sales, in 1996.

Gross Margin. The Company's gross margin percentage was 27.4% in 1996, as compared to 27.7% in 1995. Gross margins on Zip products improved in 1996, as compared to 1995, due primarily to reductions in per unit manufacturing overhead costs and component material costs during 1996, and the absence of manufacturing start-up costs associated with Zip products which were incurred in 1995. These cost improvements were partially offset by price reductions on Zip products resulting from a rebate program which began in July of 1996. The ratio of disk sales to drive sales on Zip products was relatively flat in 1996, as compared to 1995. Jaz product gross margins in 1996 were lower than those of Zip products, due primarily to a lower ratio of disk sales to drive sales. Comparisons of Jaz gross margins in 1996 to 1995 are not meaningful due to the introduction of Jaz products in late 1995. Gross margins on Ditto products were similar in 1996, as compared to 1995, as material and overhead cost reductions were offset by price reductions.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $133.5 million in 1996, as compared to 1995, but declined as a percentage of sales from 17.5% in 1995 to 15.7% in 1996. Included in selling, general and administrative expenses in 1996 was a one-time charge of $9.1 million representing expenses associated with the transition of manufacturing capacity from Roy, Utah to Penang, Malaysia and the relocation of the Company's European headquarters to Geneva, Switzerland and its European logistics and distribution function to Utrecht, the Netherlands. Excluding this charge, selling, general and administrative expenses would have increased by $124.4 million and would have represented 15.0% of sales. The increased expenses in 1996 were primarily the result of advertising expenses incurred to increase market awareness of Zip, Jaz and Ditto products, variable selling expenses, and increased salaries and wages associated with increased headcount in all areas of sales, marketing and administration.

Research and Development Expenses. Research and development expenses were 3.5% of sales in 1996, as compared to 6.0% in 1995. The decline in percentages was due to the significant sales increase. The actual dollar amount of research and development expenses increased by $22.5 million in 1996 as compared to 1995. This increase was primarily the result of expenditures related to the development and enhancement of Zip, Jaz and Ditto products, as well as development expenses related to the Company's nohand technology.

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

Income Taxes. For 1996, the Company recorded an income tax provision of $36.7 million, representing an effective tax rate of 39%. The effective tax rate increased from 27% in 1995 due to the full utilization of available tax credits and foreign net operating loss carry-forwards during 1996.

Liquidity and Capital Resources

At December 31, 1997, the Company had cash, cash equivalents, and temporary investments of $196.2 million, working capital of $338.2 million, and a ratio of current assets to current liabilities of 1.76 to 1. During 1997, the Company generated $223.3 million from operating activities. The primary sources of cash provided by operating activities were net income and increases in accounts payable and accrued liabilities. These sources of cash were partially offset by increases in trade receivables and inventories. Other current assets decreased by $15.7 million, due primarily to the collection of value-added taxes in Europe, partially offset by higher prepaid advertising expenses. Accounts payable increased by $111.4 million, due to timing and volume of inventory receipts and related payments to vendors. Accrued liabilities increased by $58.7 million which included increases in accrued payroll, vacation and bonus, deferred revenue, and accrued advertising. In addition, income taxes payable increased by $19.8 million. The $69.4 million increase in 1997 net trade receivables, as compared with 1996, was due primarily to increased sales and the timing of sales and collections during the respective years. The $74.5 million increase in inventories at year-end 1997, as compared with year-end 1996,was substantially due to an overall increase in sales volume, delays in new product introductions, as well as lower than anticipated sales in the fourth quarter. Certain new products that were expected to be shipped in the fourth quarter of 1997 were delayed, which contributed to higher levels of raw materials and work-in-process.

The Company used $121.9 million in investing activities during 1997, primarily for the purchase of property and equipment and the purchases of temporary investments. Cash used in financing activities totaled $49.7 million in 1997 and included $52.0 million of net payments on notes payable and capitalized lease obligations and $1.7 million to repurchase 229,210 shares of the Company's Common Stock, partially offset by proceeds of $4.0 million from sales of Common Stock to option holders.

On March 11, 1997, the Company entered into a $200 million Senior Secured Credit Facility (Credit Facility) with Morgan Guaranty Trust Company of New York, Citibank, N.A. and a syndicate of other lenders. The Credit Facility is a three-year revolving line of credit and was originally secured by U.S. and

Canadian accounts receivable and a pledge of 66% of the stock of certain of the Company's subsidiaries. Borrowings under the Credit Facility are limited to the lesser of 70% of eligible accounts receivable or $200 million. Under the Credit Facility, the Company may borrow at a base rate, which is the higher of prime or federal funds plus a margin of 0.0% to 0.5%, depending on the Company's debt-to-equity ratio, or at LIBOR plus a margin of 1.0% to 2.0%, depending on the Company's debt-to-equity ratio. Total availability under the Credit Facility at December 31, 1997 was $196.1 million, and there were no borrowings outstanding. Among other restrictions, the Credit Facility treats a change of control (as defined) as an event of default and requires the maintenance of minimum levels of consolidated tangible net worth and earnings and limits the amount of cash dividends that can be paid.

During January 1998, the Company amended the $200 million Credit Facility described above. The amendment extended the term of the Credit Facility to January 2001, removed the collateral requirements under the original agreement, reduced the margin on the base rate option to between 0.0% and 0.38%, reduced the margin on the LIBOR rate option to between 1.0% and 1.75%, and reduced the commitment fees associated with the Credit Facility.

In November 1995, a foreign subsidiary of the Company entered into an agreement with a German commercial bank for up to DM 50 million (approximately $35 million at that time) which involved the sale of a portion of the foreign subsidiary's accounts receivable to the bank. During March 1997, the agreement expired and the Company repaid all amounts outstanding under the agreement.

In  September   1996,  the  Company  entered  into  an  agreement  with  Quantum
Corporation to finance a portion of the purchase price of a building and equipment associated with a manufacturing facility in Penang, Malaysia. The amount financed under this agreement totaled $18 million, bearing interest at 8.5%, and was payable over a three-year period. In April 1997, in connection with the consummation of the purchase of the facility, the Company paid the entire $18 million plus accrued interest.

The current and long-term portions of capitalized lease obligations at December 31, 1997 were $5.5 million and $2.9 million, respectively. During 1997, the Company repaid all outstanding amounts under other term notes payable.

The Company had $45.7 million of convertible subordinated notes outstanding at December 31, 1997, which bear interest at 6.75% per year and mature on March 15, 2001.

Additions to property and equipment during 1997 totaled $89.2 million, offset by $3.3 million in proceeds from capital leases. These additions were primarily related to increased manufacturing and distribution capacity, new information systems, and leasehold improvements resulting from the Company's growth and global expansion. During 1998, the Company expects capital expenditures to increase substantially over 1997 levels. The largest portion of planned expenditures is expected to be used to expand manufacturing capacity; however, actual capital expenditures will depend largely on the levels of future sales.

The Company expects that its balance of cash, cash equivalents and temporary investments, together with current and future sources of available financing, will be sufficient to fund the Company's operations during the next twelve months. The precise amount and timing of the Company's future financing needs, if any, cannot be determined at this time, and will depend on a number of factors, including the market demand for the Company's products, the availability of critical components, the progress of the Company's product development efforts, and the success of the Company in managing its inventory, accounts receivables and accounts payable.

Factors Affecting Future Operating Results

This Annual Report contains a number of forward-looking statements, including, without limitation, statements referring to Zip as the emerging successor to the floppy disk or relating to growth and market leadership prospects; the sufficiency of cash; cash equivalent and temporary investment balances and available sources of financing; projected effective tax rates; expected further declines in component and manufacturing costs; the impact on gross margins of the sales mix between disks and drives and the mix between OEM sales and sales through other channels; anticipated expenditures for selling, general and administrative expenses, including anticipated advertising expenditures, and research and development activities; anticipated incorporation in personal computers of Zip and notebook Zip drives by personal computer manufacturers; the timing and impact of Clik! drives and disks and other new products becoming commercially available; the possible effects on future sales due to supplier quality issues and component shortages; efforts to be undertaken by the Company to improve its manufacturing supply chain management; the maintenance of stringent quality assurance standards; the possible effects of any adverse outcomes in legal proceedings; and the Company's efforts to protect its intellectual property rights. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes", "expects", "anticipates", "plans" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual events or the Company's actual results to differ materially from those indicated by such forward-looking statements. These factors include, without limitation, those set forth below.

Because the Company is relying on its Zip and Jaz products for the substantial majority of its sales in 1998, the Company's future operating results will depend in large part on the ability of those products to attain widespread market acceptance. Although the Company believes there is a market demand for removable data storage solutions for personal computers, there can be no assurance that the Company will be successful in establishing Zip and Jaz as the preferred solutions for that market need. The extent to which Zip and Jaz achieve a significant market presence will depend upon a number of factors, including the price, performance, quality and other characteristics of the Company's products and of competing solutions or media for use with the Company's drives (existing, announced or unannounced) introduced by other vendors, including the LS-120, or SuperDisk (product of the consortium of Compaq Computer, Imation and MKE), the SyJet 1.5 GB, EZ Flyer 230 and SparQ 1.0GB (products of Syquest Technology, Inc.), the Shark 250 (product of Avatar Peripherals, Inc.), products of Nomai S.A., and the 200MB high-capacity 3.5 inch floppy disk system being developed jointly by Sony Corporation and Fuji Photo Film Co., Ltd. which they announced is planned to be introduced in the spring of 1998; the success of the Company in meeting targeted availability dates for enhanced products; the success of the Company in establishing and maintaining OEM arrangements and meeting OEM quality, supply and other requirements; the willingness of OEMs to promote the products containing the Company's drives; the ability of the Company to create demand for Zip and Jaz, including demand from leading personal computer and other manufacturers; the success of the Company in educating consumers about the existence and possible uses of Zip and Jaz products as storage devices; and the success of the Company's continued efforts to improve customer service and satisfaction. In addition, component problems, shortages, quality issues or other factors affecting the supply of the Company's products, and any inability of the Company to add manufacturing capacity as needed could limit the Company's sales and provide an opportunity for competing products to achieve market acceptance. For example, sales were adversely affected during the second and third quarters of 1997 due to a shortage of certain integrated circuits for Zip drives and supplier quality problems, and were adversely affected in the fourth quarter due to a shortage of components for notebook Zip drives that became commercially available during November 1997 and may also be adversely affected for these and similar reasons in the future.

The Company's business strategy is substantially dependent on maximizing sales of its proprietary Zip and Jaz disks, which generate significantly higher margins than the related drives. If this strategy is not successful, either because the Company does not establish a sufficiently large installed base of Zip and Jaz drives, because the sales mix between disks and drives is below levels anticipated by the Company, because another party succeeds in producing disks that are compatible with any of the Company's drive products without infringing the Company's proprietary rights, or for any other reason, the Company's sales would be adversely affected, and its net income would be disproportionately adversely affected (see Note 4 to Consolidated Financial Statements for a description of certain litigation relating to third party media claimed to be compatible with certain of the Company's products). As the Company's mix of drive sales between OEM and retail customers continues to shift towards a higher percentage of OEM sales, the ratio of disk sales to drive sales are expected to continue to decrease from the levels experienced for the years 1997 and 1996, which could have an adverse effect on gross margin and net income.

Future market demand for the Company's products cannot be predicted with certainty. Sales of Zip products in 1997 and 1996 were the primary reasons for the Company's revenue growth in these periods. However, these sales may not be indicative of the long-term demand for such products. Accordingly, the sales growth experienced by the Company in 1997 and 1996 should not be assumed to be an indication of future sales levels. In addition, the Company has experienced and may in the future experience significant fluctuations in its quarterly operating results. Moreover, because the Company's expense levels are based in part on expectations of future sales levels, a shortfall in expected sales could result in a disproportionate adverse effect on the Company's net income.

During 1998, the Company plans to increase by a substantial amount spending on print and television advertising campaigns which are designed to create greater consumer awareness of and demand for both its aftermarket and OEM drives and to educate users on the potential uses for multiple disks so as to increase demand for disks. Management cannot predict the success or failure of these marketing efforts. To the extent that the increased spending does not generate additional demand, the spending could have an adverse effect on net income. Additionally, in order to help offset the expenses associated with the additional advertising, the Company is planning to delay certain price decreases that would have otherwise been effected earlier in 1998. This strategy to delay price decreases could allow competing solutions to gain market share.

The Company has significant international operations with sales transactions generally denominated in U.S. dollars. Fluctuation in the value of foreign currencies relative to the U.S. dollar that are not sufficiently hedged by foreign customers could result in lower sales and have an adverse effect on future operating results. For example, management believes that sales in Asia were adversely affected during the fourth quarter of 1997 and will continue to be adversely affected due to a regional economic downturn and the devaluation of certain Asian currencies vis-a-vis the U.S. dollar. The Company cannot predict with any certainty the impact that these or other such events could have on its foreign operations.

A significant portion of the Company's revenues are currently being generated in Europe and Asia. The Company's existing infrastructure outside of the United States is less mature and developed than in the United States. Consequently, future sales and operating income from these regions are less predictable than in the United States. In addition, operating expenses may increase as those operations mature and increase in size.

The Company continues to refine the design of its Zip and Jaz products in an effort to improve product performance and reduce manufacturing costs. In addition, the Company depends on independent parties for the supply of critical components for its Zip and Jaz products. As a result of these and other factors, the Company may experience problems relating to the quality and/or reliability of certain of its products. For example, in the second quarter of 1997, the Company recalled a limited number of its Jaz disks and in the third quarter of 1997 the Company experienced interruptions due to supplier quality problems. Any product availability, quality or reliability problems experienced by the Company could have an adverse effect on the Company's sales and net income, result in damage to the Company's reputation in the marketplace, and/or subject the Company to damage claims from its customers.

All of the factors described above for Zip and Jaz products are, or will be, relevant to Clik!. In addition to such factors, demand from digital camera and other consumer electronics manufacturers will affect the extent to which Clik! achieves a significant market presence.

In addition to the risks surrounding existing products, the Company faces development, manufacturing, demand and market acceptance risks with regard to recently introduced and future products, including ZipPlus, the 15mm and 12.7mm notebook Zip drives, the Jaz 2GB drive, the Ditto Max and Ditto Max Pro multiple capacity drives, Clik!, and Buz. The Company's future operating results will depend in part on its success in introducing enhanced and new products in a timely and competitively effective manner, which will include the ability of the Company to effectively manage obsolescence risks associated with products that are phased out, and its success in ramping to volume production of new or enhanced products. Future operating results will also depend on intellectual property and antitrust matters including the possibility that infringement claims asserted from time to time against the Company could require the Company to pay royalties to a third party in order to continue to market and distribute one or more of the Company's current or future products, and the possibility that the Company would be required to devote unplanned resources to developing modifications to its products or marketing programs.

The Company's success will depend in large part upon the services of a number of key employees. The loss of the services of one or more of these key employees could have a material adverse effect on the Company. The Company's success will also depend in significant part upon its ability to continue to attract and retain highly skilled management and other personnel. There can be no assurance that the Company will be successful in attracting and/or retaining these key employees.

The Company is currently in the process of transitioning to new computer hardware and software for its financial, accounting, inventory control, order processing and other management information systems. The successful implementation of these new systems is crucial to the efficient operation of the Company's business. There can be no assurance that the Company will implement its new systems in an efficient and timely manner or that the new systems will be adequate to support the Company's operations. Problems with installation or initial operation of the new systems could cause substantial difficulties in operations planning, financial reporting and management and thus could have a material adverse effect on the Company's business, financial condition and results of operations.

In addition, the Company is in the process of identifying anticipated costs, problems and uncertainties associated with making the Company's internal-use software applications Year 2000 compliant. In general, the Company expects to resolve Year 2000 issues through planned replacement or upgrades of its software applications. Although management does not expect Year 2000 issues to have a material impact on its business or future results of operations, there can be no assurance that there will not be interruptions of operations or other limitations of system functionality or that the Company will not incur significant costs to avoid such interruptions or limitations.

Other factors that could cause actual events or actual results to differ materially from those indicated by such forward-looking statements include the ability of management to manage growth and an increasingly complex business, market demand for personal computers with which the Company's products are used, transportation issues, product and component pricing, competition, intellectual property rights, litigation, and general economic conditions.

Financial Conditions and Trends

     December 31, (in thousands)                        1997         1996         1995         1994         1993
                                                   ---------    ---------    ---------    ---------    ---------

     Cash, cash equivalents and temporary
         investments                               $ 196,241    $ 108,312    $   1,023    $  19,793    $  18,804
     Trade receivables, net                          280,182      210,733      105,955       18,892       21,685
     Inventories                                     246,383      171,920       98,703       17,318       13,572
     Total assets                                    961,639      687,192      266,227       75,833       81,089
     Current portion of notes payable                      -       33,770       47,640            -            -
     Accounts payable and accrued liabilities        439,113      249,099      151,087       25,739       29,023
     Current portion of capitalized lease
         obligations                                   5,505        4,114          782            -            -
     Working capital                                 338,166      270,735       12,623       34,818       30,550
     Long-term obligations                             2,939       19,176        4,032        1,031          976
     Convertible subordinated notes                   45,683       45,733            -            -            -
     Property, plant and equipment cash
         additions during year                        85,871       73,457       45,232        7,083        6,567
                                                   ---------    ---------    ---------    ---------    ---------

Securities

Iomega Common Stock is traded on the New York Stock Exchange under the symbol IOM (prior to November 8, 1996, the Company's Common Stock was traded on the Nasdaq National Market under the symbol of IOMG). As of December 31, 1997, there were 5,043 holders of record of Common Stock. The Company has not paid cash dividends on its Common Stock in the past and has no present intention to do so in the future. The following table reflects the high and low sales prices for 1997 and 1996, retroactively adjusted for stock splits (see Note 2 to the

Company's Consolidated Financial Statements). The Company's Credit Facility limits the amount of cash dividends that can be paid.


     Price Range of Common Stock

                                                              1997                                   1996
                                                              ----                                   ----
                                                        High          Low                      High          Low

              1st Quarter                            $  9.88      $  7.06                   $  6.82       $ 2.86
              2nd Quarter                              11.81         7.63                     27.57         6.16
              3rd Quarter                              14.56         9.56                     15.19         6.32
              4th Quarter                              16.41        11.00                     13.44         7.75

                       IOMEGA CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                     ASSETS
                                 (In thousands)


                                                                            December 31,          December 31,
                                                                                    1997                  1996
                                                                            ------------          ------------

Current assets:
     Cash and cash equivalents                                              $    159,922          $    108,312
     Temporary investments                                                        36,319                     -
     Trade receivables, less allowance for doubtful accounts
         of $11,266 and $8,992, respectively                                     280,182               210,733
     Inventories                                                                 246,383               171,920
     Deferred tax assets                                                          47,996                39,109
     Other current assets                                                         11,982                27,644
                                                                            ------------          ------------

         Total current assets                                                    782,784               557,718
                                                                            ------------          ------------

Property, plant and equipment, at cost:
     Machinery and equipment                                                     196,671               133,146
     Building                                                                     21,517                21,517
     Leasehold improvements                                                       26,473                12,334
     Furniture and fixtures                                                       15,014                 9,155
     Construction in process                                                      12,544                10,973
                                                                            ------------          ------------
                                                                                 272,219               187,125
     Less:  Accumulated depreciation and amortization                            (96,550)              (61,083)
                                                                            ------------          ------------
                                                                                 175,669               126,042
                                                                            ------------          ------------

Other assets                                                                       3,186                 3,432
                                                                            ------------          ------------

                                                                            $    961,639          $    687,192
                                                                            ============          ============








The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                                    IOMEGA CORPORATION AND SUBSIDIARIES
                                    CONSOLIDATED BALANCE SHEETS (continued)
                                    LIABILITIES AND STOCKHOLDERS' EQUITY
                                      (In thousands, except share data)

                                                                            December 31,          December 31,

                                                                                    1997                  1996
                                                                              ----------            ----------
Current liabilities:
     Current portion of notes payable                                         $        -            $   33,770
     Accounts payable                                                            257,281               145,844
     Accrued payroll, vacation and bonus                                          31,728                17,731
     Deferred revenue                                                             42,423                15,677
     Income taxes payable                                                         22,440                 2,610
     Accrued advertising                                                          32,628                12,474
     Other accrued liabilities                                                    52,613                54,763
     Current portion of capitalized lease obligations                              5,505                 4,114
                                                                              ----------            ----------

         Total current liabilities                                               444,618               286,983
                                                                              ----------            ----------

Capitalized lease obligations, net of current portion                              2,939                 5,711
                                                                              ----------            ----------

Deferred income taxes                                                             10,334                 1,050
                                                                              ----------            ----------

Notes payable, net of current portion                                                  -                13,465
                                                                              ----------            ----------

Convertible subordinated notes, 6.75%, due 2001                                   45,683                45,733
                                                                              ----------            ----------

Commitments and contingencies (Note 4)

Stockholders' equity:
     Preferred Stock, $0.01 par value; authorized 4,750,000 shares,
         none issued                                                                   -                     -
     Series C Junior Participating Preferred Stock; authorized
         250,000 shares, none issued                                                   -                     -
     Common Stock, $.03 1/3  par value; authorized 400,000,000
         shares; issued 262,264,830 and 256,554,852 shares,
         respectively  (Note 2)                                                    8,741                 8,551
     Additional paid-in capital                                                  273,826               264,150
     Less:  829,210 and 600,000 Common Stock treasury shares,
         respectively, at cost                                                    (6,099)               (4,363)
     Deferred compensation                                                          (336)                 (669)
     Retained earnings                                                           181,933                66,581
                                                                              ----------            ----------

         Total stockholders' equity                                              458,065               334,250
                                                                              ----------            ----------

                                                                              $  961,639            $  687,192
                                                                              ==========            ==========



The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                       IOMEGA CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (In thousands, except per share data)


                                                                              Years Ended December 31,
                                                                       1997              1996             1995
                                                               ------------       ------------     ------------
Sales                                                          $  1,739,972       $  1,212,769     $    326,225
Cost of sales                                                     1,192,310            879,989          235,838
                                                               ------------       ------------     ------------
Gross margin                                                        547,662            332,780           90,387
                                                               ------------       ------------     ------------

Operating expenses:
     Selling, general and administrative                            291,930            190,719           57,189
Research and development                                             78,026             42,101           19,576
                                                               ------------       ------------     ------------

         Total operating expenses                                   369,956            232,820           76,765
                                                               ------------       ------------     ------------

Operating income                                                    177,706             99,960           13,622
     Interest income                                                  6,931              3,080              537
     Interest expense                                                (6,443)            (8,875)          (1,652)
     Other expense                                                     (879)              (182)            (868)
                                                               ------------       ------------     ------------

Income before income taxes                                          177,315             93,983           11,639
Provision for income taxes                                           61,963             36,655            3,136
                                                               ------------       ------------     ------------

Net income                                                     $    115,352       $     57,328     $      8,503
                                                               ============       ============     ============

Net income per common share (Notes 1 and 2):
     Basic                                                     $       0.45       $       0.23      $      0.04
                                                               ============       ============      ===========
     Diluted                                                   $       0.42       $       0.21      $      0.03
                                                               ============       ============      ===========


Weighted average common shares outstanding                          259,182            246,725          229,886
                                                               ============       ============      ===========
     (Notes 1 and 2)

Weighted average common shares outstanding -
     assuming dilution (Notes 1 and 2)                              282,401           275,194          250,275
                                                               ============       ===========       ==========













The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                       IOMEGA CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                        (In thousands, except share data)

                                                                Notes
                                                            Receivable   Additional
                                             Common Stock         From     Paid-In     Deferred    Retained   Treasury
                                          Shares    Amount  Stockholders  Capital   Compensation   Earnings      Stock      Total

Balances at December 31, 1994           222,236,988  $7,408  $  (597)   $ 41,467      $        -   $    785   $       -   $  49,063
Sale of shares pursuant to exercise of
   stock options at an average price
   of $0.21 cash per share                9,719,004     324        -       1,702               -          -           -       2,026
Sale of shares to an officer at an
   average price of $0.14 per share
   for a note receivable                  1,987,500      66     (283)        217               -          -           -           -
Accretion of Series A Convertible
   Preferred Stock redemption
   premium                                        -       -        -         (14)              -          -           -         (14)
Dividends on Series A Convertible
   Preferred Stock                                -       -        -          -                -        (35)          -         (35)
Tax benefit from dispositions
   of employee stock                              -       -        -         860               -          -           -         860
Recognition of compensation from
   Employee Stock Purchase Plan                   -       -        -         185               -          -           -         185
Conversion of Series A Convertible
   Preferred Stock to Common Stock        1,274,400      43        -       1,162               -          -           -       1,205
Issuance of Common Shares under
   Employee Stock Purchase Plan              59,448       2        -          11               -          -           -          13
Collection of notes receivable
   from stockholders                              -       -      880           -               -          -           -         880
Net income                                        -       -        -           -               -      8,503           -       8,503
                                        --------------------------------------------------------------------------------------------

Balances at December 31, 1995           235,277,340   7,843        -      45,590               -      9,253           -      62,686
Sale of shares pursuant to exercise
   of stock options at an average
   price of $0.25 cash per share          9,691,408     323        -       2,145               -          -           -       2,468
Tax benefit from dispositions
   of employee stock                              -       -        -      24,335               -          -           -      24,335
Deferred compensation related to
   Executive Compensation Agreement               -       -        -       1,005          (1,005)         -           -           -
-
Amortization of deferred compensation             -       -        -           -             336          -           -         336
Purchase of  600,000 Common Shares at an
   average price of $7.27 cash
   per share                                      -       -        -           -               -          -      (4,363)     (4,363)
Net proceeds from public offering of
   Common Stock                          11,500,000     383        -     190,767               -          -           -     191,150
Conversion of convertible subordinated
   notes to Common Shares                    54,068       2        -         265               -          -           -         267
Recognition of compensation from
   Employee Stock Purchase Plan                   -       -        -          43               -          -           -          43
Issuance of Common Shares under
   Employee Stock Purchase Plan              32,036       -        -           -               -          -           -           -
Net income                                        -       -        -           -               -     57,328           -      57,328
                                        --------------------------------------------------------------------------------------------




The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                       IOMEGA CORPORATION AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (continued)
                        (In thousands, except share data)

                                                                 Notes
                                                            Receivable    Additional
                                             Common Stock         From      Paid-In     Deferred    Retained   Treasury
                                          Shares    Amount  Stockholders   Capital   Compensation   Earnings      Stock     Total

Balances at December 31, 1996           256,554,852  $ 8,551  $       -   $ 264,150     $   (669)   $  66,581  $(4,363)  $  334,250
Sale of shares pursuant to exercise of
   stock options at an average price
   of $0.70 cash per share                5,693,693      190          -       3,801            -            -        -        3,991
Tax benefit from dispositions
   of employee stock                              -        -          -       5,767                                           5,767
Amortization of deferred compensation             -        -          -           -          333            -        -          333
Purchase of 229,210 Common Shares at an
   average price of $7.57 cash
   per share                                      -        -          -           -            -            -   (1,736)      (1,736)
Conversion of convertible subordinated
   notes to Common Shares                    10,129        -          -          50            -            -        -           50
Issuance of Common Shares under
   Employee Stock Purchase Plan               6,156        -          -          58            -            -        -           58
Net income                                        -        -          -           -            -      115,352        -      115,352
                                        -----------  -------  ---------   ---------     --------    ---------  -------   ----------
Balances at December 31, 1997           262,264,830  $ 8,741  $       -   $ 273,826     $   (336)   $ 181,933  $(6,099)  $  458,065
                                        ===========  =======  =========   =========     ========    =========  =======   ==========










The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                       IOMEGA CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                              Years Ended December 31,
                                                                       1997              1996              1995
                                                               ------------      ------------      ------------

Cash flows from operating activities:
     Net income                                                   $ 115,352      $     57,328      $      8,503
     Non-cash revenue and expense adjustments:
         Depreciation and amortization                               39,272            24,650             8,943
         Deferred income tax provision (benefit)                        397           (34,761)           (2,821)
         Tax benefit from dispositions of employee stock              5,767            24,335               860
         Other                                                          703               975               926
     Changes in assets and liabilities:
         Trade receivables, net                                     (69,449)         (104,778)          (87,063)
         Inventories                                                (74,463)          (73,217)          (81,385)
         Other current assets                                        15,662           (23,971)           (1,278)
         Accounts payable                                           111,437            51,062            87,554
         Accrued liabilities                                         58,747            49,481            34,490
         Income taxes payable                                        19,830            (2,531)            5,141
                                                               ------------      ------------      ------------
           Net cash provided by (used in)
              operating activities                                  223,255           (31,427)          (26,130)
                                                               ------------      ------------      ------------

Cash flows from investing activities:
     Purchase of property, plant and equipment                      (85,871)          (73,457)          (45,232)
     Proceeds from sale of assets                                         -             3,906                 -
     Purchase of temporary investments                              (59,918)                -            (2,090)
     Sale of temporary investments                                   23,599                 -             5,022
     Net decrease (increase) in other assets                            246             (358)              (205)
                                                               ------------      ------------      ------------
             Net cash used in investing activities                 (121,944)          (69,909)          (42,505)
                                                               ------------      ------------      ------------

Cash flows from financing activities:
     Proceeds from sales of Common Stock                              3,991             2,468             2,028
     Proceeds from issuance of notes payable                         87,295           834,473           259,667
     Payments on notes payable and capitalized lease obligations   (139,251)         (858,234)         (209,748)
     Proceeds from issuance of convertible subordinated
         notes, net of offering costs of $2,869                           -            43,131                 -
     Proceeds from issuance of public offering of
         Common Stock, net of offering costs of $10,099                   -           191,150                 -
     Redemption of Preferred Stock                                        -                 -               (30)
     Purchase of Common Stock                                        (1,736)           (4,363)                -
     Proceeds from notes receivable from stockholders                     -                 -               880
                                                               ------------      ------------      ------------
             Net cash provided by (used in) financing activities    (49,701)          208,625            52,797
                                                               ------------      ------------      ------------
Net change in cash and cash equivalents                              51,610           107,289           (15,838)
Cash and cash equivalents at beginning of year                      108,312             1,023            16,861
                                                               ------------      ------------      ------------
Cash and cash equivalents at end of year                       $    159,922      $    108,312      $      1,023
                                                               ============      ============      ============

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                       IOMEGA CORPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
                                 (In thousands)

                                                                              Years Ended December 31,
                                                                           1997           1996           1995
                                                                     ----------     ----------     ----------
Supplemental schedule of non-cash investing and financing activities:

     Sale of Common Stock for a note                                 $        -     $        -     $      283
                                                                     ==========     ==========     ==========

     Conversion of Series A Preferred Stock to Common Stock          $        -     $        -     $    1,205
                                                                     ==========     ==========     ==========

     Property, plant and equipment financed under
         note payable and capitalized lease obligations              $    3,342     $   28,367     $    2,535
                                                                     ==========     ==========     ==========

     Conversion of convertible subordinated notes to
         Common Stock                                                $       50     $      267     $        -
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

                       IOMEGA CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1)      OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations

         The Company designs, manufactures and markets innovative multiple personal storage solutions, based on removable-media technology, for personal computer and consumer electronics device users. The Company's primary data storage solutions include disk drives and disks marketed under the trademarks Zip and Jaz and a family of tape drives and tapes marketed under the trademark Ditto. Retail outlets for the Company's products include mail order catalogs, computer superstores, office supply superstores, specialty computer stores and other retail outlets. The Company sells its products to retail channels directly as well as indirectly through distributors. In addition to sales through these retail channels, the Company has marketing alliances with a variety of companies within the computer industry. These alliances include original equipment manufacturers (OEMs) and value added reseller arrangements that provide for certain of the Company's products to be incorporated in new computers and other systems at the time of purchase.

Sources of Supply

         Many components incorporated in, or used in the manufacture of, the Company's products are currently only available from sole source suppliers. The Company purchases a portion of its sole source and limited source components and equipment pursuant to purchase orders without guaranteed supply arrangements. Supply shortages resulting from a change in suppliers or resulting from unavailability from a particular supplier could cause a delay in manufacturing and a possible loss of sales, which would have a material adverse effect on operating results.

Manufacturing Relationships

         The Company uses independent parties to manufacture for the Company, on a contract basis, a portion of the Company's products. Not all of the Company's manufacturing relationships are covered by binding contracts and may be subject to unilateral termination by the Company's manufacturing partners. Shortages resulting from a change in manufacturing arrangements could cause a delay in manufacturing and a possible loss of sales, which would have a material adverse effect on operating results.

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

Principles of Consolidation

         The consolidated financial statements include the accounts of Iomega Corporation and its wholly owned subsidiaries after elimination of all material intercompany accounts and transactions.

Revenue Recognition

         The  Company's  customers  include  OEMs,  end  users,   retailers  and
distributors. Revenue, less reserves for returns, is generally recognized upon shipment to the customer.

         In addition to reserves for returns, the Company defers recognition of revenue on estimated excess inventory in the distribution and retail channels. For this purpose, excess inventory is the amount of inventory which exceeds the channels' 30 day requirements as estimated by management. The gross margin associated with deferral of revenue for returns and estimated excess channel inventory totaled $42.4 million, $15.7 million and $3.2 million at December 31, 1997, 1996 and 1995, respectively, and is included in deferred revenue in the accompanying consolidated balance sheets.

Price Protection and Volume Rebates

         The Company has agreements with certain of its customers which, in the event of a price decrease, allow those customers (subject to certain limitations) credit equal to the difference between the price originally paid and the reduced price on units in the customers' inventories at the date of the price decrease. When a price decrease is anticipated, the Company establishes reserves against gross accounts receivable for amounts estimated to be reimbursed to the qualifying customers.

         In addition, the Company records reserves at the time of shipment for estimated volume rebates. These reserves for volume rebates and price protection credits totaled $28.5 million, $17.0 million and $1.6 million at December 31, 1997, 1996 and 1995, respectively, and are netted against accounts receivable in the accompanying consolidated balance sheets.

Inventories

         Inventories include direct materials, direct labor and manufacturing overhead costs and are recorded at the lower of cost (first-in, first-out) or market and consist of the following (in thousands):

                                                                          December 31,
                                                                       1997             1996
                           Raw materials                         $ 130,049         $  88,728
                           Work-in-process                          18,714            14,004
                           Finished goods                           97,620            69,188
                                                                 ---------         ---------
                                                                 $ 246,383         $ 171,920
                                                                 =========         =========

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

     Machinery  and  equipment   2 - 5  years
     Leasehold  improvements         5  years
     Furniture and fixtures          10 years
     Buildings                       25 years


Advertising

         The Company expenses the cost of advertising the first time the advertising takes place, except cooperative advertising with distributors and retailers, which is accrued at the time of sale. For the years ended December
31, 1997, 1996 and 1995, advertising expenses totaled approximately $96.3 million, $70.0 million and $10.6 million, respectively.




Warranty Costs

         A one-year limited warranty is generally provided on the Company's Zip and Jaz drives. During 1997, Zip and Jaz disks had a limited lifetime warranty, and a two-year limited warranty is generally provided on the Ditto drives and media.

Net Income Per Common Share

         Basic net income per common share (Basic EPS) excludes dilution and is computed by dividing net income by the weighted-average number of common shares outstanding during the year. Diluted net income per common share (Diluted EPS) reflects the potential dilution that could occur if stock options or other contracts to issue common stock were exercised or converted into common stock. Diluted EPS for 1997 and 1996 was determined under the assumption that the convertible subordinated notes were converted on January 1, 1997 and March 1, 1996, respectively. The computation of Diluted EPS does not assume exercise or conversion of securities that would have an antidilutive effect on net income per common share. Net income per common share amounts and share data have been restated for all periods presented to reflect Basic and Diluted EPS and the stock splits described in Note 2.

Following is a reconciliation of the numerator and denominator of Basic EPS to the numerator and denominator of Diluted EPS for all periods presented (in thousands, except per share data):

                                                            Net Income                 Shares        Per-Share
                                                           (Numerator)           (Denominator)          Amount
December 31, 1997
Basic EPS                                                  $  115,352                 259,182         $   0.45
   Effect of options                                                -                  13,967
   Effect of convertible subordinated notes                     2,004                   9,252
                                                           ----------            ------------
Diluted EPS                                                $  117,356                 282,401         $   0.42
                                                           ==========            ============

December 31, 1996
Basic EPS                                                  $   57,328                 246,725         $   0.23
    Effect of options                                               -                  20,745
    Effect of convertible subordinated notes                    1,578                   7,724
                                                           ----------            ------------
Diluted EPS                                                $   58,906                 275,194         $   0.21
                                                           ==========            ============

December 31, 1995
Basic EPS                                                  $    8,503                 229,886         $   0.04
    Effect of options                                               -                  20,389
                                                           ----------            ------------
Diluted EPS                                                $    8,503                 250,275         $   0.03
                                                           ==========            ============


At December 31, 1997, 1996 and 1995, there were outstanding options to purchase 973,475; 344,750 and 952,659 shares of common stock, respectively, that were not included in the computation of Diluted EPS because the options' exercise prices were greater than the average market price of the common shares of the four preceding quarters.

Foreign Currency Translation

         For purposes of consolidating foreign operations, the Company has determined the functional currency for its foreign operations to be the U.S. dollar. Therefore, translation gains and losses are included in the determination of net income.

Income Taxes

         The Company recognizes a liability or asset for the deferred tax consequences of temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. These temporary differences will result in taxable or deductible amounts in future years when the reported amounts of the assets or liabilities are recovered or settled. The deferred tax assets are reviewed for recoverability and valuation allowances are provided, as necessary.

Cash Equivalents and Temporary Investments

         For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with maturities of three or fewer months to be cash equivalents. Cash equivalents primarily consist of investments in money market mutual funds, commercial paper, option rate preferred stock and taxable municipal bonds and notes and are recorded at cost, which approximates market.

         Instruments with maturities in excess of three months are classified as temporary investments. The Company has classified its entire portfolio of temporary investments at December 31, 1997, as held-to-maturity. These temporary investments consist primarily of commercial paper and municipal bonds. At December 31, 1997, all temporary investments had maturities of less than six months. There were no temporary investments at December 31, 1996.

Fair Value of Financial Instruments

         The fair value of the convertible subordinated notes was approximately $118.0 million at December 31, 1997. The book value of all other financial instruments approximates fair value. The estimated fair values have been determined using appropriate market information and valuation methodologies.

Recent Accounting Pronouncements

         In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" (SFAS
130) and No. 131 "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). SFAS 130 establishes standards for the reporting and display of comprehensive income and its components and SFAS 131 establishes new standards for public companies to report information about their operating segments, products and services, geographic areas and major customers. Both statements are effective for financial statements issued for periods beginning after December 15, 1997. Accordingly, the Company will adopt SFAS 130 and SFAS 131 in its December 31, 1998 consolidated financial statements.


Reclassifications

         Certain reclassifications have been made in prior years' consolidated financial statements to conform to the current year's presentation.

(2)      STOCK SPLITS

         In November 1997, the Board of Directors declared a two-for-one Common Stock split which was effected in the form of a 100% Common Stock dividend paid on December 22, 1997 to stockholders of record at the close of business on December 1, 1997.

         In April 1996, the Board of Directors declared a two-for-one Common Stock split which was effected in the form of a 100% Common Stock dividend paid on May 20, 1996 to stockholders of record at the close of business on May 6, 1996.

         Each of these stock dividends was accounted for as a stock split and has been retroactively reflected in the accompanying consolidated financial statements. In connection with each stock split, proportional adjustments were made to outstanding stock options and other outstanding obligations of the Company to issue shares of Common Stock.

(3)      INCOME TAXES

         Income before income taxes consisted of the following:

                                                                                   December 31,
                                                                       1997            1996             1995
                                                                -----------       -----------       -----------
                                                                                 (In thousands)
              U.S.                                              $    89,864       $    88,095       $    10,761
              Non-U.S.                                               87,451             5,888               878
                                                                -----------       -----------       -----------
                                                                $   177,315       $    93,983       $    11,639
                                                                ===========       ===========       ===========

         The income tax provision consists of the following:

                                                                                     December 31,
                                                                       1997              1996             1995
                                                                -----------         -----------       -----------
                                                                                   (In thousands)
         Current Income Taxes:
              Federal                                           $    48,303         $    36,341       $    4,158
              State                                                   6,141               4,153              805
              Foreign                                                 2,183               1,278              156
                                                                -----------         -----------       ----------
                                                                     56,627              41,772            5,119
                                                                -----------         -----------       ----------

         Deferred Income Taxes:
              Federal                                                 4,790                 201             (189)
              State                                                     546                  23              (47)
              Foreign                                                     -               6,000                -
              Change in valuation allowance                               -             (11,341)          (1,747)
                                                                -----------         -----------       ----------
                                                                      5,336              (5,117)          (1,983)
                                                                -----------         -----------       ----------

         Provision for income taxes                             $    61,963         $    36,655       $    3,136
                                                                ===========         ===========       ==========

         The tax benefits associated with nonqualified stock options and disqualifying dispositions of incentive stock options reduced taxes currently payable by $5.8 million, $24.3 million and $0.9 million in 1997, 1996 and 1995, respectively. Such benefits were recorded as an increase to additional paid-in capital.

         Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities. They are measured by applying the enacted tax rates and laws in effect for the years in which such differences are expected to reverse. The significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                                           December 31,
                                                                                    1997                  1996
                                                                                          (In thousands)
         Deferred tax assets:
              Accounts receivable reserves                                  $      4,083          $      9,094
              Inventory reserves                                                   3,743                 1,928
              Fixed asset reserves                                                 1,297                   558
              Accrued expense reserves                                            35,883                26,751
              Foreign tax credit                                                   2,183                     -
              Other                                                                  807                   778
                                                                            ------------          ------------
         Total deferred tax assets                                          $     47,996          $     39,109
                                                                            ============          ============

         Deferred tax liabilities:
              Tax on unremitted foreign earnings, net of
                     foreign tax credits and foreign deferred taxes         $      9,665          $          -
              Accelerated depreciation                                               669                 1,050
                                                                            ------------          ------------
         Total deferred tax liabilities                                     $     10,334          $      1,050
                                                                            ============          ============

         Although the realization of the deferred tax assets is not assured, management believes that it is more likely than not that all of the deferred tax assets will be realized.

         The differences between the provision for income taxes at the U.S. statutory rate and the Company's effective rate are summarized as follows:

                                                                                    December 31,
                                                                       1997             1996              1995
                                                                  ---------        ---------         ---------
                                                                                   (In thousands)
         Provision at U.S. statutory rate                         $  62,061        $  32,894         $   3,957
         Non-deductible items                                           792            1,566                95
         State income taxes, net of federal benefit                   7,093            4,923               596
         Decrease in deferred asset valuation
              allowance                                                   -          (11,341)           (1,747)
         Foreign income taxes                                         2,183            7,610               156
         Foreign earnings taxed at less than U.S. rates             (11,598)               -                 -
         Other                                                        1,432            1,003                79
                                                                  ---------        ---------         ---------
         Provision for income taxes                               $  61,963        $  36,655         $   3,136
                                                                  =========        =========         =========

     Cash paid for income taxes was $34.4 million in 1997, $49.0 million in 1996, and $0.1 million in 1995. U.S. taxes have not been provided for unremitted foreign earnings of $29.7 million. These earnings are considered to be permanently invested in non-U.S. operations. The residual U.S. tax liability, if such amounts were remitted, would be approximately $11.6 million.

(4)      COMMITMENTS AND CONTINGENCIES

Litigation

         The Company is engaged in ongoing litigation in several jurisdictions with Nomai S.A., a French company, in connection with Nomai's XHD disk product, which Nomai claims to be compatible with certain of the Company's Zip drives, and a disk product planned by Nomai, but not yet introduced, purportedly for use with the Company's Jaz drives. An adverse outcome in these proceedings could result in the continuing sale by Nomai in one or more countries, or the introduction for sale in the United Kingdom (or other countries where the product is not presently offered for sale), of a disk product claimed to be compatible with certain Zip drives, or the introduction and sale by Nomai of a disk product claimed to be compatible with the Company's Jaz drives, or other undesirable rulings. Any such continuing sales or introductions would adversely affect the Company's sales and would have a disproportionately negative effect on the Company's net income. The adverse effects of any such adverse outcome in such proceedings could be material.

         The Company continues to be committed to vigorously protecting and enforcing its intellectual property rights and to attacking unfair competition in the proceedings referenced above.

         During 1997, two consumer class-action suits filed against the Company, one relating to administration of consumer rebate programs and one relating to technical support, were settled. The settlements in both the rebate related Pizzimenti and technical support related Cox class-action suits have been preliminarily approved by the United States District Court for the District of Delaware and hearings on the motions for final court approval are scheduled for March 24 and April 3, 1998, respectively. The estimated costs associated with these settlements are reflected in the accompanying consolidated financial statements.

         On February 10, 1998, a purported class-action complaint was filed in the United States District Court for the District of Utah against the Company and certain of its officers on behalf of persons who purchased the Company's common stock during the period from September 22, 1997 to January 22, 1998. The complaint alleges that the Company and certain of its officers violated certain federal securities laws. The complaint seeks an unspecified amount of damages. As the outcome of this matter cannot be reasonably determined at this time, the Company has not accrued for any potential loss contingencies related to this matter. Management believes that the named defendants have highly meritorious defenses to the allegations made in the lawsuit and the Company intends to vigorously defend against such allegations.

         The Company is involved in other lawsuits and claims generally incidental to its business. It is the opinion of management, after discussions with legal counsel, that the ultimate dispositions of these lawsuits and claims will not have a material adverse effect on the Company's financial position or results of operations.

Lease Commitments

         The Company conducts a substantial portion of its operations from leased facilities and leases certain equipment used in its operations. Aggregate lease commitments under noncancelable operating leases in effect at December 31, 1997 are as follows (in thousands):

                                                                           Lease
              Years Ending December 31,                              Commitments
              1998                                                     $   8,840
              1999                                                         7,912
              2000                                                         5,491
              2001                                                         3,733
              2002                                                         3,270
              Thereafter                                                  13,275
                                                                       ---------
                                                                       $  42,521

     Total rent expense for the years ended December 31, 1997, 1996, and 1995 was approximately $7.4 million, $3.8 million and $2.0 million, respectively.

         The following is a schedule of future minimum lease payments under capital leases together with the present value of net minimum lease payments at December 31, 1997 (in thousands):

                                                                  Future Minimum
         Years Ending December 31,                                Lease Payments

         1998                                                        $    6,019
         1999                                                             2,761
         2000                                                               300
         2001                                                                 6
         2002                                                                 -
                                                                     ----------
         Total net minimum lease payments                                 9,086
             Less amount representing interest                             (642)
                                                                     ----------
         Present value of net minimum lease payments                      8,444
             Less current portion                                        (5,505)
                                                                     ----------
                                                                     $    2,939

Cash Bonus Plan

         The Company has a bonus plan that provides for bonus payments to officers and key employees. At December 31, 1997, the Company had accrued $10.4 million for management bonuses which were paid in February 1998. At December 31, 1996, approximately $5.9 million was accrued for management bonuses which were paid in February 1997.

Executive Compensation Agreement

         In 1995, the Company adopted a bonus plan for the Chief Executive Officer that provided for bonus payments of cash and up to 240,000 shares of common stock, subject to a three-year vesting schedule, contingent upon the achievement of certain objectives. The cash payment was fully accrued at December 31, 1995 and paid during 1996. In January 1996, the Compensation Committee approved the issuance of the full 240,000 shares of common stock at a cost equal to par value. Under this plan, 80,000 vested shares were issued in January 1997 and another 80,000 vested shares were issued in January 1998. Compensation related to these shares has been reflected in the accompanying consolidated financial statements.

Profit Sharing Plan

         The Company has a profit sharing plan that provides for payments to all eligible employees of their share of a pool that is based on the Company's annual income before income taxes. Employees must complete one year of continuous employment to be eligible. Employees receive a share of the profit sharing pool based upon their annual salary as a ratio to total annual salaries of all eligible employees. A portion of the profit sharing pool is paid throughout the year on a quarterly basis. Approximately $830,000 was paid to employees during 1997. The Company has accrued approximately $1.1 million for the remaining 1997 profit sharing plan liability, which was paid in February 1998. The Company paid approximately $1.9 million in profit sharing for 1996 and approximately $0.6 million in profit sharing for 1995.

Foreign Exchange Contracts

         The Company has commitments to sell and purchase foreign currencies relating to forward exchange contracts in order to hedge against future currency fluctuations.

         At December 31, 1997, outstanding forward exchange sales (purchase) contracts, which all mature in March 1998, were as follows:

                                                                                   Contracted
                                                                                      Forward
                                                                     Amount              Rate

              Belgian Franc                                     (14,500,000)            36.67
              British Pound                                        (200,000)             0.60
              Dutch Guilder                                      (4,500,000)             2.00
              German Mark                                        (1,250,000)             1.78
              Irish Punt                                           (100,000)             0.69
              Italian Lira                                      200,000,000          1,758.60
              Japanese Yen                                       70,000,000            128.65
              Malaysian Ringgit                                  (7,400,000)             3.83
              Singapore Dollar                                   (1,080,000)             1.69
              Swiss Franc                                        (1,000,000)             1.43

         The contracts are revalued at the month-end spot rate. Gains and losses on foreign currency contracts intended to be used to hedge operating requirements are reported currently in income. Gains and losses on foreign currency contracts intended to meet firm commitments are deferred and are recognized as part of the cost of the underlying transaction being hedged. At December 31, 1997, all of the Company's foreign currency contracts were being used to hedge operating requirements. The Company's theoretical risk in these transactions is the cost of replacing, at current market rates, these contracts in the event of default by the counterparty.

(5)      NOTES PAYABLE

Line of Credit

         On March 11, 1997, the Company entered into a $200 million Senior Secured Credit Facility (Credit Facility) with Morgan Guaranty Trust Company of New York, Citibank, N.A. and a syndicate of other lenders. The Credit Facility is a three-year revolving line of credit and was originally secured by U.S. and Canadian accounts receivable and a pledge of 66% of the stock of certain of the Company's subsidiaries. Borrowings under the Credit Facility are limited to the lesser of 70% of eligible accounts receivable or $200 million. Under the Credit Facility, the Company may borrow at a base rate, which is the higher of prime or federal funds plus a margin of 0.0% to 0.5%, depending on the Company's debt-to-equity ratio, or at LIBOR plus a margin of 1.0% to 2.0%, depending on the Company's debt-to-equity ratio. Total availability under the Credit Facility at December 31, 1997 was $196.1 million, and there were no borrowings outstanding. The weighted average outstanding balance was $20 million during the one-month period the loan was outstanding in 1997. The weighted average interest rate was 6.7%. Among other restrictions, the Credit Facility treats a change of control (as defined) as an event of default and requires the maintenance of minimum levels of consolidated tangible net worth and earnings and limits the amount of cash dividends that can be paid.

     During January 1998, the Company amended the $200 million Credit Facility described above. The amendment extended the term of the Credit Facility to January 2001, removed the collateral requirements under the original agreement, reduced the margin on the base rate option to between 0.0% and 0.38%, reduced the margin on the LIBOR rate option to between 1.0% and 1.75%, and reduced the commitment fees associated with the Credit Facility.

     Loss of the Credit Facility would require the Company to find an alternative source of funding which could have a material adverse effect on the Company's business and financial results.

Financing of European Accounts Receivable

         In November 1995, a foreign subsidiary of the Company entered into an agreement with a German commercial bank for up to DM 50 million (approximately $35 million at that time) which involved the sale of a portion of the foreign subsidiary's accounts receivable to the bank. At December 31, 1996, $26.7 million was outstanding and is included in notes payable in the accompanying consolidated balance sheet. During March 1997, the agreement expired and the Company repaid all amounts outstanding under the agreement.

Promissory Note on Malaysian Manufacturing Facility

         In September 1996, the Company entered into an agreement with Quantum Corporation to finance a portion of the purchase price of a building and equipment associated with a manufacturing facility in Penang, Malaysia. The amount financed under this agreement totaled $18 million and bore interest at 8.5%. In April 1997, in connection with the consummation of the purchase of the facility, the Company paid the entire $18 million plus accrued interest.

Other Term Notes

         Prior to 1997, the Company had entered into certain term notes with financial institutions. The proceeds from these notes were used to purchase manufacturing equipment. At December 31, 1996, $2.5 million was outstanding and is included in notes payable in the accompanying consolidated balance sheet. During 1997, the Company paid off all of its other term notes.

         Cash paid for interest was $5.9 million, $8.9 million, and $1.0 million in 1997, 1996, and 1995, respectively, including interest on capital leases. Included in interest expense for 1997, 1996 and 1995, respectively, was $982,000, $986,000, and $267,000 of amortization of deferred charges associated with obtaining the debt.

(6)      CONVERTIBLE SUBORDINATED NOTES

         In March 1996, the Company issued $46.0 million of convertible subordinated notes. The net proceeds from the issuance of the notes totaled $43.1 million and were used to pay down other debts and for operating requirements. The notes bear interest at 6.75% per year and interest is payable semi-annually. The notes mature on March 15, 2001. The notes are unsecured and subordinated to all existing and future senior indebtedness of the Company and are effectively subordinated to all existing and future indebtedness and other liabilities of the Company's subsidiaries.

         The notes are convertible into Common Stock of the Company at the option of the holder at or before maturity, unless previously redeemed or repurchased, at a conversion price of $4.938 per share (equivalent to a conversion rate of approximately 202.52 shares per $1,000 principal amount of notes), subject to adjustment in certain events. Through December 31, 1997, holders have converted a cumulative $317,000 of convertible subordinated notes into 64,197 shares of Common Stock.

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

(7)      PREFERRED STOCK

         The Company has authorized the issuance of up to 5,000,000 shares of Preferred Stock, $0.01 par value per share. The Company's Board of Directors has the authority, without further shareholder approval, to issue Preferred Stock in one or more series and to fix the rights and preferences thereof. At December 31, 1997, 250,000 shares were designated as Series C Junior Participating Preferred Stock and the remaining 4,750,000 shares were undesignated.

Series C Junior Participating Preferred Stock

         In July 1989, the Company designated 250,000 shares of Preferred Stock as Series C Junior Participating Preferred Stock (Series C Stock) in connection with its Shareholder Rights Plan (see Note 8). Each share of the Series C Stock will: (1) have a liquidation preference of $1,500 per share; (2) have rights to dividends, subject to the rights of any series of Preferred Stock ranking prior and superior to the Series C Stock, when and if declared by the Board of Directors; (3) not be redeemable; and (4) have voting rights which entitle the holder to 1,500 votes per share.


(8)      PREFERRED STOCK PURCHASE RIGHTS

         In July 1989, the Company adopted a Shareholder Rights Plan and declared a dividend of one-fifteenth of one preferred stock purchase right for each outstanding share of Common Stock. Under certain conditions, each right may be exercised to purchase one one-hundredth of a share of Series C Stock at an exercise price of $15. The rights will be exercisable only if a person or group has acquired beneficial ownership of 20% or more of the Common Stock or announced a tender or exchange offer that would result in such a person or group owning 30% or more of the Common Stock. The Company generally will be entitled to redeem the rights at $.01 per right at any time until the tenth day following public announcement that a 20% stock position has been acquired and in certain other circumstances.

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


(9)      STOCK COMPENSATION PLANS

         At December 31, 1997, the Company had five stock-based compensation plans, which are described below. The Company accounts for these plans under Accounting Principles Board Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for the Company's five stock-based compensation plans been determined based on the fair value of the option at the grant dates for awards under those plans consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS
123), the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (all per share amounts have been restated to reflect changes made through the Company's adoption of Statement of Financial Accounting Standards No. 128, "Earnings per Share" and for the stock splits described in Notes 1 and 2):

                                                                For years ended December 31,
                                                                       1997              1996             1995

         Net income (000's)                 As reported            $115,352          $ 57,328        $   8,503
                                                                   ========          ========        =========
                                            Pro forma              $109,793          $ 54,351        $   8,260
                                                                   ========          ========        =========

         Basic EPS                          As reported            $   0.45          $   0.23        $    0.04
                                                                   ========          ========        =========
                                            Pro forma              $   0.42          $   0.22        $    0.04
                                                                   ========          ========        =========

         Diluted EPS                        As reported            $   0.42          $   0.21        $    0.03
                                                                   ========          ========        =========
                                            Pro forma              $   0.39          $   0.20        $    0.03
                                                                   ========          ========        =========

         Because the SFAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, and due to the nature and timing of option grants, the resulting pro forma compensation costs may not be indicative of future compensation costs.

Stock Price Assumptions

         The fair value of each option grant has been estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 1997, 1996, and 1995, in calculating compensation cost: expected stock price volatility of 55%, 67%, and 62%, respectively, a risk-free interest rate of 6.04% for 1997 and 5.65% for 1996 and 1995, and an expected average life of 3.5 years for 1997 and 3.75 years for 1996 and 1995.

Stock Incentive Plans

         The Company has three stock incentive plans: the 1981 Stock Option Plan (the 1981 Plan), the 1987 Stock Option Plan (the 1987 Plan) and the 1997 Stock Incentive Plan (the 1997 Plan). The 1981 Plan and the 1987 Plan have expired and no further grants may be made under these plans; however, all remaining outstanding options previously granted under these plans remain in effect. The 1997 Plan provides for the grant of incentive stock options (ISO's) intended to qualify under Section 422 of the Internal Revenue Code, nonstatutory stock options (NSO's) and restricted stock awards. Under the 1997 Plan, the Company may grant options for up to 12,000,000 shares of Common Stock to the Company's officers, key employees, directors, consultants, and advisors. The exercise price of ISO's granted under the 1997 Plan may not be less than 100%; NSO's may be granted with exercise prices below the fair market value of the Common Stock as of the date of grant, subject to certain limitations. The duration of options awarded under these plans may not exceed ten years from the date of grant, or sooner if so specified. At December 31, 1997, the Company had reserved 27,720,438 shares of Common Stock for issuance upon exercise of options granted or to be granted under these plans.

         The following table presents the aggregate options granted, exercised, and forfeited under the 1981 Plan, the 1987 Plan, and the 1997 Plan for the years ended December 31, 1997, 1996, and 1995 at their respective weighted average exercise prices. All options and option prices have been restated for the stock splits described in Note 2.

                                                   1997                        1996                         1995
                           --------------------------------------------------------------------------------------------------------
                                            Shares   Weighted Avg.       Shares    Weighted Avg.     Shares    Weighted Avg.
         Stock Options                      (000's)  Exercise Price     (000's)   Exercise Price    (000's)   Exercise Price
         Outstanding at beginning of year   21,782    $    2.32         23,328       $   0.44        29,444         $   0.23
         Granted                             2,303        11.61          7,814           5.45         4,004             1.43
         Exercised                          (5,620)        0.72         (9,104)          0.26        (9,892)            0.21
         Forfeited                            (996)        3.80           (256)          2.53          (228)            0.36
                                          --------                    --------                     --------
       Outstanding at end of year           17,469         3.95         21,782           2.32        23,328             0.44
                                          ========                    ========                     ========

         Options exercisable at year-end     5,934         1.28          6,804           0.37        12,274             0.36

         Weighted average fair value of
              options granted during the
              year                                    $    5.33                      $   2.95                       $   0.71

         The number of shares available for future grant under the 1997 Plan totaled 10,251,300 at December 31, 1997.

Director Stock Option Plans

         The Company has a 1987  Director  Stock Option Plan (the 1987  Director
Plan) and a 1995 Director Stock Option Plan (the 1995 Director Plan), which was amended, subject to stockholder approval, during 1997. The 1987 Director Plan has expired and no further options may be granted under this plan; however, outstanding options previously granted under this plan remain in effect. Under the 1995 Director Plan, the Company may grant options for up to 2,400,000 shares of Common Stock. This Plan currently provides for the grant to each non-employee director of the Company, on his or her initial election as a director, of an option to purchase 40,000 shares of Common Stock. If stockholders approve the amendment adopted in September 1997 by the Board of Directors, such initial option grant will increase to 50,000 shares of common stock. In addition to the initial option grant, each non-employee director is granted an option to purchase 10,000 shares of Common Stock on each anniversary of his or her initial election following the full vesting of the initial option grant. All options generally become exercisable in five equal annual installments, commencing one year from the date of grant, provided the holder continues to serve as a director of the Company. Under both plans, the exercise price per share of the option is equal to the fair market value of the Company's Common Stock on the date of grant of the option. Any options granted under either plan must be exercised no later than ten years from the date of grant. All options granted under the plans are nonstatutory. At December 31, 1997, the Company had reserved 3,212,000 shares of Common Stock for issuance upon exercise of options granted or to be granted under these plans.

         The following table presents the options granted, exercised, and forfeited under the 1987 and 1995 Director Plans for the years ended December 31, 1997, 1996, and 1995 at their respective weighted average exercise prices. All options and option prices have been restated for the stock splits described in Note 2.

                                                  1997                         1996                       1995
                              -----------------------------------------------------------------------------------------------------
                                            Shares  Weighted Avg.      Shares   Weighted Avg.      Shares   Weighted Avg.
         Stock Options                     (000's) Exercise Price     (000's)  Exercise Price     (000's)  Exercise Price

         Outstanding at beginning of year      886      $    0.20       1,500        $   0.20       2,400        $   0.20
         Granted                               120          11.41           -               -           -               -
         Exercised                             (74)          0.13        (614)           0.19        (900)           0.21
         Forfeited                               -           -              -               -           -               -
                                            ------                    -------                     -------
         Outstanding at end of year            932           1.65         886            0.20       1,500            0.20
                                            ======                    =======                     =======

         Options exercisable at year-end       437           0.35         288            0.26         676            0.22

         Weighted average fair value of
              options granted during the
              year                                      $    5.34                    $      -                    $      -

         The number of shares available for future grant under the 1995 Director Plan was 2,280,000 at December 31, 1997.

         The following table summarizes information about options outstanding under all plans at December 31, 1997. All relevant data has been restated for the stock splits described in Note 2.

                                            Options Outstanding                        Options Exercisable

                            Number (000's)     Weighted-Avg.                     Number (000's)
            Range of           Outstanding         Remaining    Weighted-Avg.       Exercisable    Weighted-Avg.
         Exercise Prices       at 12/31/97  Contractual Life   Exercise Price       at 12/31/97   Exercise Price
         $0.13 to $4.22             13,458         6.8 years          $  1.44             6,138          $  0.79
         $5.52 to $9.85              2,883         8.8 years             7.80                86             7.52
         $10.28 to $14.48            1,391         9.4 years            12.33                95            12.50
         $15.24 to $16.38              535         9.7 years            15.86                18            15.76
         $20.07 to $23.07              134         8.4 years            22.51                34            22.51
                                  --------                                             --------
                                    18,401         7.4 years             3.83             6,371             1.21
                                  ========                                             ========

(10)      STOCK PURCHASE PLANS

1991 Plan

         Under the 1991 Stock Purchase Plan, eligible employees were allowed to purchase Common Stock at market value on the date coincident with the distribution of the semi-annual profit sharing payments during 1991, 1992 and 1993. The employee earned a premium, equal to 25% of the number of shares originally purchased, on each of the four anniversaries of purchase provided the employee was still employed by the Company and the shares were still held by the Company. A total of 18,000,000 shares was approved for the three-year plan with 3,000,000 shares plus the premium of 3,000,000 shares approved for each year. Employees participating in the profit sharing plan used up to 66 2/3% of their profit sharing payment to purchase stock. At December 31, 1997, a total of 523,692 shares have been purchased pursuant to this plan and a total of 203,672 of premium shares have been issued under this plan. The final shares to be issued under this plan were issued in the first quarter of 1997.

1998 Plans

         The Company has adopted two Employee Stock Purchase Plans (one for primarily U.S. employees and one for international employees) to take effect on January 1, 1998, subject to stockholder approval at the 1998 Annual Meeting of Stockholders. Under these plans, participants will be able to purchase shares of the Company's Common Stock through specified payroll deductions (or by other means for international employees). Offerings to purchase shares of the Company's stock begin each January 1 and July 1. Each offering commencement date begins a six-month period during which payroll deductions will be made and held for the purchase of stock at the end of each six-month period at a price equal to 85% of the common stock's closing price at the end of this six-month period. An aggregate of 3,000,000 shares of Common Stock has been reserved for issuance under these plans.

(11)     RETIREMENT PLAN

         The Iomega Retirement and Investment Savings Plan (the IRIS Plan) permits eligible employees to make tax deferred investments through payroll deductions. Each year the Company may contribute to the IRIS Plan at the discretion of the Board of Directors, based on the prior year's earnings of the Company. The IRIS Plan is subject to compliance with Section 401(k) of the Internal Revenue Code and the Employee Retirement Income Securities Act of 1974 (ERISA). Under the terms of the IRIS Plan, all employee contributions and certain employer contributions are immediately vested in full. Certain other employer matching contributions become vested over five years. The Company contributed approximately $900,000 and $671,000 to the IRIS Plan for the years ended December 31, 1996 and 1995, respectively. The Company has accrued $1.3 million for contribution to the IRIS Plan for the year ended December 31, 1997.

(12)     NONQUALIFIED DEFERRED COMPENSATION PLAN

         In 1998, the Company will offer a nonqualified deferred compensation plan to a select group of management and highly compensated employees that provides  the  opportunity  to  defer  a  specified  percentage  of  their  cash compensation. Participants may elect to defer up to 50% of annual base salary and up to 100% of bonus. The Company's obligations under this plan will be unfunded, for tax purposes and for purposes of Title I of ERISA, and unsecured general obligations of the Company to pay in the future the value of the deferred compensation adjusted to reflect the performance, whether positive or negative, of selected investment measurement options, chosen by each participant, during the deferral period.

(13)     OPERATIONS BY GEOGRAPHIC REGION

         The Company has three geographic regions: Americas, Asia and Europe. During the first half of 1996, the Company opened a sales office and distribution center in Singapore to support the existing customer base in Asia and further develop the sales region. Sales to Asian customers are denominated in U.S. dollars. In late 1996, the Company purchased a manufacturing facility in Malaysia. All sales from Malaysia are to affiliated companies. In the first quarter of 1997, the Company moved its European headquarters from Germany to Switzerland and moved its European distribution center from Germany to the Netherlands. In 1997, the majority of sales to European customers were denominated in U.S. dollars.

         Americas operations include all U.S. operations, including export sales, primarily to Canada in 1997 and 1996, and primarily to Canada and Asia in 1995. Domestic export sales for the years ended December 31, 1997, 1996, and 1995 were $3.3 million, $3.8 million and $18.2 million, respectively. European operations are comprised of a subsidiary in Switzerland, a distribution facility in the Netherlands, and sales offices located in France, Belgium, the United Kingdom, Spain, Italy, Germany, Ireland and Austria. All European sales and substantially all European identifiable assets and operating expenses are recorded on the books of the Switzerland subsidiary in 1997 and the German subsidiary in 1996 and 1995. Export sales from the European operation for the years ended December 31, 1997, 1996 and 1995 were approximately $507.0 million, $193.8 million, and $49.5 million, respectively, primarily to European countries other than Switzerland in 1997 and other than Germany in 1996 and 1995. The sales offices are compensated through commission agreements. Inventory is transferred from domestic and Malaysian operations to the Switzerland and Singapore subsidiaries at an arms-length price as determined by an independent economic study. Research and development costs are allocated from the Americas operations to the Switzerland subsidiary based on a cost sharing agreement as determined by an independent economic study. Also, the Switzerland subsidiary pays the Americas operations a royalty, determined by an independent economic study, for the rights to existing technologies. Following is a summary of the Company's operations by geographic location (in thousands).

For the Year Ended December 31, 1997:

                                                                                     Intercompany
                                             Americas        Asia           Europe   Transactions   Consolidated
         Net Sales:
              Unaffiliated Customers     $  1,060,954  $   158,592     $   520,426  $           -   $ 1,739,972
              Affiliates                      232,371      538,651          11,725       (782,747)            -
         Cost of Sales                       (979,767)    (631,534)       (364,986)       783,977    (1,192,310)
                                         ------------  -----------     ----------   -------------   -----------
         Gross Margin                         313,558       65,709         167,165          1,230       547,662
                                         ------------  -----------     -----------  -------------   -----------
         Operating Expenses                   224,418       19,849         124,885            804       369,956
                                         ------------  -----------     -----------  -------------   -----------
         Operating Income                $     89,140  $    45,860     $    42,280  $         426   $   177,706
                                         ============  ===========     ===========  =============   ===========

         Identifiable Assets             $    654,867  $   153,987     $   194,110  $     (41,325)  $   961,639
                                         ============  ===========     ===========  =============   ===========

         Capital Expenditures            $     59,930  $    23,653     $     2,288  $           -   $    85,871
                                         ============  ===========     ===========  =============   ===========

For the Year Ended December 31, 1996:

                                                                                      Intercompany
                                             Americas       Asia           Europe   Transactions      Consolidated
         Net Sales:
              Unaffiliated Customers     $    806,863  $   109,625    $    296,281$   $         -      $ 1,212,769
              Affiliates                      325,384       66,481               -       (391,865)               -
         Cost of Sales                       (861,658)    (153,781)       (255,988)       391,438         (879,989)
                                         ------------  -----------    ------------    -----------      -----------
         Gross Margin                         270,589       22,325          40,293           (427)         332,780
                                         ------------  -----------    ------------    -----------      -----------
         Operating Expenses                   186,327       11,766          34,727              -          232,820
                                         ------------  -----------    ------------    -----------      -----------
         Operating Income (Loss)         $     84,262  $    10,559    $      5,566    $      (427)     $    99,960
                                         ============  ===========    ============    ===========      ===========

         Identifiable Assets             $    468,541  $    78,570    $    150,499    $   (10,418)     $   687,192
                                         ============  ===========    ============    ===========      ===========

         Capital Expenditures            $     53,474  $    18,348    $      1,635    $         -      $    73,457
                                         ============  ===========    ============    ===========      ===========

For the Year Ended December 31, 1995:

                                                                             Intercompany
                                               Americas         Europe       Transactions      Consolidated
         Net Sales:
              Unaffiliated Customers         $  241,128       $   85,097    $           -       $    326,225
              Affiliates                         65,644                -           (65,644)                -
         Cost of Sales                         (229,134)         (72,357)           65,653          (235,838)
         Gross Margin                            77,638           12,740                 9            90,387
                                             ----------       ----------     -------------      ------------
         Operating Expenses                      66,072           10,693                 -            76,765
                                             ----------       ----------     -------------      ------------
         Operating Income                    $   11,566       $    2,047    $            9      $     13,622
                                             ==========       ==========    ==============      ============

         Identifiable Assets                 $  226,696       $  39,473     $           58      $    266,227
                                             ==========       =========     ==============      ============

         Capital Expenditures                $   44,223       $   1,009     $            -      $     45,232
                                             ==========       =========     ==============      ============


(14)     OTHER MATTERS

Significant Customers

         During 1997 and 1996, sales to Ingram Micro, Inc. accounted for 14% and 15%, respectively, of the Company's consolidated sales. In 1995, no single customer accounted for 10% or more of consolidated sales.

Concentration of Credit Risk

         The Company markets its products primarily through computer product distributors, retailers, and OEM's. Accordingly, as the Company grants credit to its customers, a substantial portion of outstanding accounts receivable are due from computer product distributors, certain large retailers, and OEM's. At December 31, 1997, the customers with the ten highest outstanding accounts receivable balances totaled $140.9 million or 44% of the gross accounts receivable. At December 31, 1997, the outstanding accounts receivable balance from one customer was $31.6 million or 10% of gross accounts receivable. At December 31, 1996, the customers with the ten highest outstanding accounts receivable balances totaled $81.2 million or 32% of gross accounts receivable. At December 31, 1996, the outstanding accounts receivable balance from one customer was $29.4 million or 12% of gross accounts receivable. If any one or a group of these customers' receivable balances should be deemed uncollectable, it would have a material adverse effect on the Company's results of operations and financial condition.

Purchases from Related Parties

         During 1996 and 1995, the Company purchased inventory items totaling $841,000 and $1,130,000, respectively, from a vendor having a common director with the Company. There were no related party transactions in 1997.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Iomega Corporation:

         We have audited the accompanying consolidated balance sheets of Iomega Corporation (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Iomega Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.



/s/ ARTHUR ANDERSEN LLP
ARTHUR ANDERSEN LLP

Salt Lake City, Utah
January 20, 1998
(except with respect to
the fourth paragraph
of Note 4, as to which
the date is February 10, 1998)