Form 10-K, Exhibit 13
period 1998-12-31
IOMEGA CORP
filed 1999-03-26
CIK 352789

Iomega Corporation and Subsidiaries
Financial Highlights
                                                                   For years ended December 31,
 (in thousands, except per share and employee data)                      1998              1997
                                                              ---------------   ---------------
         Sales                                                $     1,694,385   $     1,739,972
         Gross margin                                                 422,934           547,662
         Operating expenses                                           498,900           369,956
         Net income (loss)                                    $       (54,222)  $       115,352
                                                              ---------------   ---------------
         Net income (loss) per common share
              Basic                                           $         (0.20)  $          0.45
                                                              ---------------   ---------------
              Diluted                                         $         (0.20)  $          0.42
                                                              ---------------   ---------------

         Share price (1)
              High                                            $         13.25   $         16.41
              Low                                             $          3.06   $          7.06
                                                              ---------------   ----------------

         Employees                                                      4,865             4,816
                                                              ---------------   ---------------


Quarterly Financial Information
                                                                    For year ended December 31, 1998
(in thousands, except per share data)              Quarter 1    Quarter 2    Quarter 3    Quarter 4     Total Year
                                                 -----------  -----------  -----------  -----------  -------------

         Sales                                   $   407,500  $   393,831  $   391,766  $   501,288  $   1,694,385
         Gross margin                                102,136       94,224       87,647      138,927        422,934
         Net income (loss)                           (18,576)     (39,910)     (14,777)      19,041        (54,222)
         Net income (loss) per common share
              Basic                              $     (0.07) $     (0.15) $     (0.06) $      0.07  $       (0.20)
              Diluted                            $     (0.07) $     (0.15) $     (0.06) $      0.07  $       (0.20)


                                                                   For year ended December 31, 1997
(in thousands, except per share data)              Quarter 1    Quarter 2    Quarter 3    Quarter 4     Total Year
                                                 -----------  -----------  -----------  -----------  -------------

         Sales                                   $   361,344  $   400,162  $   431,700  $   546,766  $   1,739,972
         Gross margin                                107,279      117,459      140,327      182,597        547,662
         Net income                                   23,014       26,209       30,008       36,121        115,352
         Net income per common share(1)
              Basic                              $      0.09  $      0.10  $      0.12  $      0.14  $        0.45
              Diluted                            $      0.08  $      0.09  $      0.11  $      0.13  $        0.42


(1)      Share prices and net income per common share have been retroactively adjusted to reflect a stock split
         (see Note 2 to Consolidated Financial Statements).

IOMEGA CORPORATION AND SUBSIDIARIES

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

TRENDS IN OPERATIONS

The  following  table  indicates  the  trends  in  certain   components  of  the
consolidated statements of operations for each of the last five years.
Years ended December 31,                       1998            1997           1996           1995         1994
                                        -----------     -----------    -----------    -----------  -----------

(in thousands, except per share and employee data)

Sales                                   $ 1,694,385     $ 1,739,972    $ 1,212,769    $   326,225  $   141,380
Cost of sales                             1,271,451       1,192,310        879,989        235,838       92,453
                                        -----------     -----------    -----------    -----------  -----------
Gross margin                                422,934         547,662        332,780         90,387       48,927
                                        -----------     -----------    -----------    -----------  -----------

Operating expenses:
     Selling, general and administrative    386,304         291,930        190,719         57,189       36,862
     Research and development               101,496          78,026         42,101         19,576       15,438
     Restructuring reversal                       -               -              -              -       (2,491)
     Purchased in-process technology         11,100               -              -              -            -
                                        -----------     -----------    -----------    -----------  -----------
              Total operating expenses      498,900         369,956        232,820         76,765       49,809
                                        -----------     -----------    -----------    -----------  -----------

Operating income (loss)                     (75,966)        177,706         99,960         13,622         (882)
Interest and other income (expense)          (7,459)           (391)        (5,977)        (1,983)         908
                                        -----------     -----------    -----------    -----------  -----------

Income (loss) before income taxes           (83,425)        177,315         93,983         11,639           26
Benefit (provision) for income taxes         29,203         (61,963)       (36,655)        (3,136)      (1,908)
                                        -----------     -----------    -----------    -----------  -----------

Net income (loss)                       $   (54,222)    $   115,352    $    57,328    $     8,503  $    (1,882)
                                        ===========     ===========    ===========    ===========  ===========

Net income (loss) per common share (1)
     Basic                              $     (0.20)    $      0.45    $      0.23    $      0.04  $     (0.01)
                                        ===========     ===========    ===========    ===========  ===========
     Diluted                            $     (0.20)    $      0.42    $      0.21    $      0.03  $     (0.01)
                                        ===========     ===========    ===========    ===========  ===========


Total employees                               4,865           4,816          2,926          1,667          886
                                        ===========     ===========    ===========    ===========  ===========


(1)       Net income per common share has been retroactively adjusted to reflect all prior period stock splits.

BUSINESS SEGMENT INFORMATION

The Company is organized into four business segments based primarily on the nature of the Company's products and customers. The Company's Zip segment involves the development, manufacture, distribution and sales of personal storage products and applications, including Zip disk and drive systems to original equipment manufacturers ("OEMs"), retailers and distributors throughout the world. The Company's Jaz segment involves the development, manufacture, distribution and sales of professional storage products and applications, including Jaz disk and drive systems and the Buz multimedia producer to retailers, distributors and resellers throughout the world. The Company's Ditto segment involves the development, manufacture, distribution and sales of the Ditto family of tape backup drives and tape cartridges to retailers, distributors and resellers throughout the world. The Company's Clik! segment involves the development, manufacture, distribution and sales of Clik! mobile drives and 40 MB disks for use with portable digital products such as digital cameras, handheld personal computers and notebook computers to retailers, distributors, OEMs and resellers throughout the world. Clik! products began shipping late in the fourth quarter of 1998 in limited volumes. The following table indicates the trends in sales, units and product profit margin for significant business segments for each of the last three years.

Sales, Units and Profit by Significant Business Segment

                                                       1998            1997              1996
                                             --------------  --------------    --------------
                                                             (In thousands)

         Sales:
              Zip                            $    1,183,020  $    1,159,076    $      746,395
              Jaz                                   416,888         459,721           304,605
              Ditto                                  81,074         118,320           127,563
              Clik!                                   2,125               -                 -

         Drive units:
              Zip                                     9,472           6,960             3,653
              Jaz                                       713             818               575
              Ditto                                     455             769               930

         Disk units:
              Zip                                    59,054          42,575            23,244
              Jaz                                     3,095           2,785             1,269
              Ditto                                   1,392           1,767               495

         Product profit margin (1):
              Zip                            $      150,702      $  285,562    $      164,744
              Jaz                                     4,746          48,968            21,249
              Ditto                                 (14,309)          1,852            17,148
              Clik!                                 (37,052)         (5,981)             (909)

(1) Product profit margin is defined as sales and other income directly related to a segment's operations less both fixed and variable manufacturing, research and development and selling, general and administrative expenses directly related to a segment's operations. Product profit margin does not include general corporate expenses of $170 million, $147 million and $108 million in 1998, 1997 and 1996, respectively.

STOCK SPLIT

All shares, per share amounts and stock options for 1997 and 1996 have been retroactively restated to reflect the stock split described in Note 2 to the Consolidated Financial Statements.


RESULTS OF OPERATIONS

The following table sets forth certain financial data as a percentage of sales for the years ended December 31, 1998, 1997 and 1996:

                                                                 1998           1997           1996
                                                             --------       --------       --------

     Sales                                                      100.0%         100.0%         100.0%
     Cost of sales                                               75.0           68.5           72.6
                                                             --------       --------       --------
     Gross margin                                                25.0           31.5           27.4
                                                             --------       --------       --------
     Operating expenses:
         Selling, general and administrative                     22.8           16.8           15.7
         Research and development                                 6.0            4.5            3.5
         Purchased in-process technology                          0.7              -              -
                                                             --------       --------       --------

         Total operating expenses                                29.5           21.3           19.2
                                                             --------       --------       --------

     Operating income (loss)                                     (4.5)          10.2            8.2
     Net interest and other expense                              (0.4)             -           (0.5)
                                                             --------       --------       --------

     Income (loss) before income taxes                           (4.9)          10.2            7.7
     Benefit (provision) for income taxes                         1.7           (3.6)          (3.0)
                                                             --------       --------       --------

     Net income (loss)                                           (3.2)%          6.6%           4.7%
                                                             ========       ========       ========


Seasonality

The Company's Zip products are targeted primarily to the personal computer OEM and retail consumer markets. The Company's Jaz and Ditto products are targeted primarily to the retail consumer market. The Company's Clik! products are targeted to the retail consumer market and to consumer electronics OEMs. Management believes the markets for the Company's products are generally seasonal, with a higher proportional share of total sales occurring in the fourth quarter and sales slowdowns commonly occurring during the first quarter and summer months. Accordingly, revenues and growth rates for any prior quarter are not necessarily indicative of the revenues or growth rates to be expected in any future quarter. Due to first quarter seasonality and component constraints associated with ramping new products, the Company expects first quarter 1999 results to be approximately breakeven with the possibility of a small profit or loss. However, there can be no assurance that the expected results will be realized.

1998 As Compared to 1997

Sales. Sales decreased by $45.6 million, or 2.6%, in 1998 as compared to 1997. This decrease was due primarily to price reductions on Zip and Jaz disk and drive products and a higher mix of lower priced OEM Zip drive shipments. These price reductions and mix changes were partially offset by an increase in volumes of Zip drives, Zip disks and Jaz disks. Total drive sales of $983.0 million represented a decrease of 13.7% as compared to 1997. However, total drive unit shipments increased by 24.5% as compared to 1997. Total disk sales of $699.5 million represented an increase of 10.3% as compared to 1997. Total disk unit shipments increased by 34.8% as compared to 1997.

Sales of Zip products in 1998 and 1997, respectively, totaled approximately $1.2 billion and accounted for 69.8% of total sales in 1998, as compared with 66.6% of total sales in 1997. Zip drive unit shipments increased by 36.1% from 1997, while Zip disk unit shipments increased by 38.7%. The increase in both disk and drive units shipped was primarily offset by price reductions during 1998 and an increase in sales of Zip OEM drives that have lower prices than drives sold to distributors and retailers. Sales of Zip OEM drives accounted for over 55% of total Zip drive shipments in 1998, compared to approximately 32% in 1997.

Jaz product sales in 1998 totaled $416.9 million, or 24.6% of total sales, representing a 9.3% decrease from 1997. Jaz drive unit shipments decreased by 12.8% from 1997, while Jaz disk unit shipments increased by 11.1%.

Ditto product sales in 1998 were $81.1 million, or 4.8% of total sales, representing a 31.5% decline from 1997. Ditto drive unit shipments decreased by 40.8% as compared to 1997, while Ditto disk unit shipments decreased by 21.2%.

Geographically, sales in the Americas were approximately $1.1 billion in 1998 and in 1997 and accounted for 67.1% of total sales in 1998, as compared to 61.0% of total sales in 1997. Sales in Europe were $427.7 million, or 25.2% of total sales, in 1998, as compared to $520.0 million, or 29.9% of total sales, in 1997. Sales in Asia were $130.3 million, or 7.7% of total sales, in 1998, as compared to $159.0 million, or 9.1% of total sales, in 1997.

Gross Margin. The Company's overall gross margin was 25.0% in 1998, as compared to 31.5% in 1997. The decrease in gross margin was due primarily to price reductions on Zip and Jaz drive and disk products. In addition, a higher percentage of Zip drives were shipped to the OEM channel in 1998, as compared to 1997. Prices and margins are lower for drives sold to the OEM channel than for drives sold to distribution and retail channels. The decrease in gross margin percentage in 1998 was partially offset by reductions in component material costs and per unit manufacturing overhead costs for the Zip and Jaz product lines. Future gross margin percentages will continue to be impacted by the percentage of OEM drive sales versus retail and distribution sales. Future gross margin percentages will also depend on sales volumes of Zip, Jaz and Clik! disks, which generate significantly higher gross margins than the corresponding drives, and on the mix between disks and drives, and the mix between Zip, Jaz and Clik! products. Additionally, management expects that sales of Clik! products during early 1999 will initially have a negative impact on gross margins due to start-up costs associated with early production volumes. The Company is targeting overall gross margin percentages to be in the mid to upper twenty percent range for fiscal 1999. However, there can be no assurance that such margin percentages will be realized.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $94.4 million in 1998, as compared to 1997, and increased as a percentage of sales to 22.8% in 1998 from 16.8% in 1997. Included in selling, general and administrative expenses in 1998 was a special pre-tax charge of $9.4 million representing expenses associated with cost reduction measures implemented by the Company to improve financial performance and included $6.0 million of employee severance and outplacement charges, $2.7 million of cash and non-cash write-offs for facility-related assets and $0.7 million of other miscellaneous charges. In the course of implementing the above measures during the third and fourth quarters of 1998, the Company determined that actual employee severance and outplacement charges were less than originally expected; however, this excess was more than offset by the higher than expected facility-related charges. At December 31, 1998, the reserves related to special charges totaled $5.2 million, of which $0.7 million related to the second quarter special pre-tax charge of $9.4 million and $4.5 million related to the additional facility charges in the third and fourth quarters of 1998. Excluding the $9.4 million special charge, selling, general and administrative expenses increased by $85.0 million and represented 22.2% of sales in 1998. The increased expenses in 1998 were primarily due to a combination of substantial marketing and advertising program expenditures, increased spending on other, non-advertising related sales and marketing activities primarily due to international expansion, increased spending on customer satisfaction programs and an increase in other general and administrative expenses, comprised mainly of information system expenditures and legal fees. Management is focused on maintaining selling, general and administrative expenses in a range of 15% to 20% of sales. However, the Company's success in achieving a reduction in the percentage of selling, general and administrative expenses depends in part on the levels of sales achieved during 1999 and there can be no assurance that the Company's cost reduction measures and other efforts to reduce the percentage of sales represented by selling, general and administrative expenses will be successful.

Research and Development Expenses. Research and development expenses increased by $23.5 million, or 30.1% in 1998, when compared to 1997, and increased as a percentage of sales to 6.0% in 1998, from 4.5% in 1997. This increase was primarily the result of increased spending for new product development, including Clik! development, during the period. The remainder of the increase was the result of expenditures related to the continued development and enhancement of Zip, Jaz and other products. Management is targeting the level of spending for research and development during 1999 to be in the range of 3% to 5% of sales to support planned new product development and existing product enhancements. However, the Company's success in achieving the reduction in the percentage of research and development expenses depends in part on the levels of sales achieved during 1999 and there can be no assurance that efforts to reduce the percentage of sales represented by research and development expenses will be successful.

Acquisition and Purchased In-Process Technology. During 1998, the Company acquired a majority interest in Nomai, S.A. ("Nomai"), a France-based manufacturer of removable storage systems, for approximately $45 million, of which approximately $36 million was classified as goodwill. The goodwill is being amortized on a straight-line basis over seven years. The Company's current plans for Nomai include: 1) enhancement and distribution of Nomai's existing CD-RW drive, 2) production of the Company's Clik! disks, 3) continued production of 1.44 MB floppy disks and 4) development and production of other potential products. However, there can be no assurance that the Company will be successful in implementing these plans or achieving profitability from Nomai operations. In the event that the Company is not successful, the goodwill may become impaired and therefore may require a writedown prior to the scheduled amortization.

Upon completion of the Nomai acquisition, the Company immediately expensed $11.1 million representing purchased in-process technology that has not yet reached technological feasibility and has no alternative future use. The value assigned to purchased in-process technology, based on the income method prepared by an independent third party, was determined by identifying research projects in areas for which technological feasibility had not been established. These projects included a 2 GB Design Drive and Cartridge, DVD and CD-RW interface technology and servo writer technology with estimated values of $9.3 million, $1.3 million and $0.5 million, respectively. The value was determined by estimating the costs to develop the purchased in-process technology into commercially viable products, estimating the resulting net cash flows from such projects, and discounting the net cash flows back to their present value. The discount rate included a risk adjusted discount rate of 26% to take into account the uncertainty surrounding the successful development of the purchased in-process technology. The valuation included material cash inflows from in-process technology through 2003 with revenues commencing in 1999 and ramping significantly in 2000 before tapering off in 2001 and 2002. Research and development costs are quite significant in 1999 before tapering off. The 2 GB Design Drive utilizes validated inductive heads and media. This project was approximately 60% complete at the time of the valuation and the expected timeframe for achieving this product release was assumed to be in the second half of 1999. The DVD and CD-RW interface technology could allow easy connectivity and differentiation from other DVD and CD-RW drives. The DVD and CD-RW interface technology was assumed to be nearing the prototype stage in development at the time of the valuation. The remaining efforts for this project were assumed to be completed in 1999. The servo writer technology could greatly reduce the time to transfer track following servo signals to magnetic media. The project was approximately 20% complete at the time of the valuation. Significant remaining development efforts must be completed in the next 12 to 18 months in order for Nomai's process to become implemented in a commercially viable timeframe. If these projects are not successfully developed, the Company's future revenue and profitability may be adversely affected. Additionally, the value of other intangible assets acquired may become impaired.

Other Income and Expense. The Company recorded interest income of $4.2 million in 1998, as compared to $6.9 million in 1997, due to decreased available cash, cash equivalent and temporary investment balances in 1998. Interest expense was $10.2 million in 1998, as compared to $6.4 million in 1997. The increase in interest expense during 1998 was primarily due to increased average borrowings outstanding under the Company's Credit Facility during the period. The increase in interest expense was also due to the Company entering into a subordinated debt agreement with Idanta Partners, Ltd. and another entity affiliated with David J. Dunn, Chairman of the Company's Board of Directors, under which the Company borrowed $40 million pursuant to a series of three notes. These factors were partially offset by the retirement of a promissory note for the purchase of the Company's manufacturing facility in Malaysia and the repayment of other term notes during 1997.

Also included in other income and expense were bank charges, miscellaneous royalty income, gains and losses on disposal of assets and foreign currency gains and losses.

Income Taxes. For 1998, the Company recorded an income tax benefit of $29.2 million, representing an effective income tax rate of approximately 35%. The Company expects its effective tax rate to remain at approximately 35% for 1999. However, differences between the currently anticipated mix and the actual mix of foreign income versus domestic income, along with the ability of the Company to permanently invest foreign earnings outside of the U.S. and its ability to meet the requirements for favorable tax treatment in certain jurisdictions outside of the U.S. could impact the Company's effective tax rate.

1997 As Compared to 1996

Sales. Sales increased by $527.2 million, or 43%, in 1997 as compared to 1996. This increase was due primarily to higher sales of Zip and Jaz products and such increase reflected higher sales volumes of both drives and disks, which were partially offset by price reductions. Combined Zip and Jaz sales totaled $1.6 billion, or 93% of total sales, in 1997, as compared to $1.1 billion, or 87% of total sales, in 1996. Sales of Zip drives to OEM customers increased to approximately 32% of total Zip drive unit sales in 1997, as compared to approximately 5% in 1996. Ditto product sales decreased in 1997, as total Ditto sales were $118.3 million, or 7% of sales, in 1997, as compared to $127.6 million, or 10% of sales, in 1996. Other sales declined to $2.9 million in 1997, as compared to $34.2 million, or 3% of sales, in 1996.

International sales represented $679 million, or 39% of total sales, in 1997, as compared to $406 million, or 34% of total sales, in 1996. Sales in Europe were $520 million, or 30% of total sales, in 1997, as compared to $296 million, or 24% of total sales, in 1996. Sales in Asia were $159 million, or 9% of total sales, in 1997, as compared to $110 million, or 9% of total sales, in 1996.

Sales in the Americas increased in total from $807 million, or 66% of total sales, in 1996, to $1.1 billion, or 61% of total sales, in 1997.

Gross Margin. The Company's overall gross margin was 31.5% in 1997, as compared to 27.4% in 1996. The increase in gross margin was due primarily to reductions in component material costs and per unit manufacturing overhead costs for the Zip and Jaz product lines combined with an increase in 1997 in the ratio of disk sales to drive sales for the Jaz product line when compared to 1996. The ratio of disk sales to drive sales for the Zip product line was relatively flat for 1997 when compared to 1996, but in the fourth quarter of 1997, the ratio was significantly lower than in prior quarters. The improvements in Zip and Jaz product gross margins were partially offset by price reductions enacted during the year for both product lines and lower gross margins resulting from an increase in the proportion of Zip drives sold into the OEM channel. Gross margin for Jaz products was also adversely affected during 1997 by costs of approximately $3.1 million associated with a recall of approximately 75,000 Jaz disks. Gross margins on Ditto products were lower in 1997, as compared to 1996, as material and overhead cost reductions were more than offset by price reductions.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $101.2 million in 1997, as compared to 1996, and increased as a percentage of sales from 15.7% in 1996 to 16.8% in 1997. Included in selling, general and administrative expenses in 1996 was a special charge of $9.1 million representing expenses associated with the transition of manufacturing capacity from Roy, Utah to Penang, Malaysia and the relocation of the Company's European headquarters to Geneva, Switzerland and its European logistics and distribution function to Utrecht, the Netherlands. Excluding this charge, selling, general and administrative expenses would have represented 15.0% of sales in 1996. The increased expenses in 1997 were primarily the result of increases in advertising expenses incurred to increase market awareness of Zip and Jaz products and a new "Zip Built-In" campaign developed to generate greater consumer demand for OEM Zip drives. In addition, the increase was affected by the growth in headcount throughout the world, predominantly in the sales and marketing functions; variable selling expenses; increased legal expenses; and increased fixed administrative expenses.

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

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1998, the Company had cash and cash equivalents of $90.3 million, working capital of $225.9 million and a ratio of current assets to current liabilities of 1.6 to 1. During 1998, the Company used a total of $69.6 million of cash and cash equivalents. The primary components were the purchase of property, plant and equipment and the reduction of accounts payable, accrued liabilities and income taxes payable, offset in part by decreases in accounts receivable and inventory. These items were partially funded by debt and the sale of temporary investments.

Accounts payable decreased by $108.3 million, due primarily to timing of inventory receipts and related payments to vendors. Income taxes payable decreased as a result of the payment of 1997 income taxes. Income taxes receivable increased due to the carryback of the Company's current year net operating loss against prior year tax payments which will result in a tax refund during 1999. These uses of cash were partially offset by a $54.2 million decrease in net accounts receivable and a decrease in inventory of $84.3 million. The decrease in accounts receivable was due primarily to the timing of sales and collections during the respective periods and a decrease in the days sales outstanding ("DSO") from 46 days in the fourth quarter in 1997 to 42 days in the fourth quarter of 1998. The decrease in inventory was due primarily to improved supply chain management and changes to the Company's procurement and manufacturing processes to a demand pull model during 1998.

The Company used $103.3 million of cash in investing activities during 1998, primarily in the purchase of property, plant and equipment and the Company's acquisition of Nomai during 1998, offset in part by the sale of temporary investments. Cash provided by financing activities totaled $37.0 million during 1998, and included $80.0 million of proceeds from borrowings on the Company's Credit Facility that were offset by $87.8 million in payments on the Company's Credit Facility and capitalized lease obligations. There were no borrowings outstanding on the Company's Credit Facility at December 31, 1998. During 1998, the Company borrowed $40.0 million from Idanta Partners Ltd. and another entity affiliated with David J. Dunn, Chairman of the Company's Board of Directors, to finance the acquisition of Nomai.

On March 11, 1997, the Company entered into a $200 million Senior Secured Credit Facility with Morgan Guaranty Trust Company of New York, Citibank, N.A. and a syndicate of other lenders. During 1998 and January 1999, the Company and the lenders agreed to several amendments to and waivers under the Credit Facility (as most recently amended, effective January 29, 1999, the "Credit Facility"). The Credit Facility is a $150 million secured revolving line of credit that expires on July 14, 2000, and is secured by accounts receivable, domestic inventory, domestic intellectual property, general intangibles, equipment, personal property, investment property and a pledge of 65% of the stock of certain of the Company's subsidiaries. Borrowing availability under the Credit Facility is based on an agreed upon advance rate on receivables and inventory not to exceed $150 million with a floor of $110 million through May 1999. Under the Credit Facility, the Company may borrow at a base rate, which is the higher of prime or the sum of 0.5% plus the Federal funds rate plus a margin of 0.88% to 1.63%, for the first year, and thereafter between 0.0% and 1.63% depending on the Company's earnings before interest expense, income taxes, depreciation and amortization ("EBITDA") and utilization of the Credit Facility, or at LIBOR plus a margin of 2.0% to 2.75%, for the first year, and thereafter between 1.25% and 2.75% depending on the Company's EBITDA and utilization of the Credit Facility. Total availability under the Credit Facility at December 31, 1998 was $143.2 million, and there were no borrowings outstanding. In January 1999, the Company obtained waivers from landlords which allow Citicorp USA, Inc. (the Credit Facility Security Agent) access to additional security interests. The additional security interests resulted in an increase in the total availability under the Credit Facility to $150 million. Among other restrictions, the Credit Facility treats a change of control (as defined) as an event of default and requires the maintenance of minimum levels of consolidated tangible net worth, EBITDA and certain other covenants. On January 29, 1999, the Company obtained an amendment to the Credit Facility with respect to the minimum consolidated EBITDA financial covenant for the periods ending on March 28, 1999 and June 27, 1999. As of December 31, 1998, the Company was in compliance with all covenants under the Credit Facility. Depending on its financial performance in future quarters, the Company may be required to seek further covenant waivers and amendments under the Credit Facility. There can be no assurance that the Company will be able to obtain any such waivers or amendments on terms acceptable to the Company, if at all. Loss of the Credit Facility may require the Company to find an alternative source of funding which could have a material adverse effect on the Company's business and financial results.

The current and long-term portions of capitalized lease obligations at December 31, 1998 were $4.3 million and $4.1 million, respectively. The current and long-term portions of notes payable at December 31, 1998 were $0.1 million and $0.5 million, respectively. In July 1998, the Company borrowed a total of $40 million from Idanta Partners Ltd. and another entity affiliated with David J. Dunn, Chairman of the Company's Board of Directors, pursuant to a series of three senior subordinated notes. The principal and interest associated with these notes are payable on March 31, 1999. The initial interest rate is 8.7% per annum, increasing through January 1, 1999 to 12.7% per annum. The proceeds of these notes were used for the cash purchase of Nomai.

The Company had $45.7 million of convertible subordinated notes outstanding at December 31, 1998, which bear interest at 6.75% per year and mature on March 15, 2001. Additions to property, plant and equipment during 1998 totaled $97.5 million, partially offset by $2.7 million in proceeds from capital leases.

The Company expects to generate positive cash flow for 1999. The Company believes that its balance of cash and cash equivalents, together with current and future sources of available financing, will be sufficient to fund the Company's operations during the next twelve months. However, whether the Company will achieve a positive cash flow for 1999, and the precise amount and timing of the Company's future financing needs, including the funds necessary to repay the senior subordinated notes due March 31, 1999 related to the Nomai transaction, cannot be determined at this time and will depend on a number of factors, including the market demand for the Company's products, the availability of critical components, the progress of the Company's product development efforts and the success of the Company in managing its inventory, accounts receivable and accounts payable.

On January 13, 1999, the Company announced that it had entered into a definitive agreement to purchase certain assets of SyQuest Technology, Inc., ("SyQuest"), including all of its intellectual property and its inventory and fixed assets in the U.S., for $9.5 million in cash, subject to certain closing conditions and adjustments. Conditions to closing include the Company's acquisition of the inventory and equipment assets of SyQuest's subsidiary in Malaysia, for additional consideration. SyQuest Malaysia's assets are being offered for sale separately by a Receiver and Manager appointed in Malaysia. Provided all conditions are met, the Company anticipates a first quarter 1999 closing.

OTHER MATTERS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes new accounting and reporting standards for companies to report information about derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. This statement is effective for financial statements issued for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company has not determined if it will adopt SFAS 133 prior to its effective date. The Company does not expect this statement to have a material impact on the Company's results of operations, financial position or liquidity.

FACTORS AFFECTING FUTURE OPERATING RESULTS

This Annual Report contains a number of forward-looking statements, including, without limitation, statements referring to expected first quarter results; the sufficiency of cash, cash equivalent and temporary investment balances and available sources of financing; the Company having positive cash flows in 1999; projected effective tax rates; the impact on gross margins of the sales mix between disks and drives and the mix between OEM sales and sales through other channels; anticipated levels for selling, general and administrative and research and development expenses; the impact of Clik! drives and disks and other new products introduced during 1998 or 1999; anticipated availability of new products expected to be shipped in 1999, including, without limitation, a Clik! drive on a PCMCIA card for slimline notebook computers; the expectation that the first cameras with built-in Clik! drives will reach the market during 1999; the possible effects on future sales due to supplier quality issues and component shortages; efforts to be undertaken by the Company to improve its manufacturing supply chain management; the maintenance of stringent quality assurance standards; the impact of new accounting pronouncements on the Company's results of operations, financial position or liquidity; the success of the Company's Six Sigma quality initiatives in achieving substantial product and process quality improvements and in reducing costs; the possible effects of any adverse outcomes in legal proceedings; the current plans for Nomai; the Company's Year 2000 readiness; the impact of the Euro conversion on the Company's business or financial condition; the impact of organization changes on the Company's revenue, profitability and asset utilization; and the Company's efforts to protect its intellectual property rights. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes", "expects", "anticipates", "plans" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual events or the Company's actual results to differ materially from those indicated by such forward-looking statements. These factors include, without limitation, those set forth below. The factors discussed below do not reflect the potential impact of any mergers or acquisitions that have not closed as of the end of fiscal 1998. The Company does not assume any obligation to update any forward-looking statements made herein.

Because the Company is relying on its Zip, Jaz and Clik! products for the substantial majority of its sales in 1999, the Company's future operating results will depend in large part on the success of those products in the market. Although the Company believes there is a market demand for removable data storage solutions for personal computers and other devices, there can be no assurance that the Company will be successful in establishing Zip, Jaz and Clik! as the preferred solutions for those market needs. The extent to which Zip, Jaz and Clik! achieve and maintain a significant market presence will depend upon a number of factors, including: the price, performance, quality and other characteristics of the Company's products and of competing solutions (existing, announced or unannounced) introduced by other vendors, including, without limitation, the LS-120, or SuperDisk (product co-developed by the consortium of Compaq Computer, Imation, O.R. Technology and MKE), HiFD (product co-developed by Sony Corporation and Fuji Photo Film Co., Ltd.), the UHD144 (product in development by Caleb Technology Corporation), the Orb (product developed by Castlewood Systems, Inc.), the Pro-FD (product in development by Samsung Electro-Mechanics Co., Ltd.), Microdrive (product in development by IBM), Memorystick (product developed by Sony Corporation), various formats of flash memory, CD-R and CD-RW drives, announced developments of rewritable DVD drives and media, and announced products in development by Terastor Corporation; the success of any third party in creating and marketing media intended for use with the Company's drive products; the success of the Company in meeting targeted availability dates for enhanced products; the success of the Company in establishing and maintaining OEM arrangements and meeting OEM quality, supply and other requirements; the willingness of OEMs to promote computer and other products containing the Company's drives; the ability of the Company to create demand for Zip, Jaz and Clik!, including demand from leading personal computer and other manufacturers; the success of the Company in educating consumers about the existence and possible uses of Zip, Jaz and Clik! storage solutions; the success of the Company's efforts to make continued improvements to customer service and satisfaction; the public perception of the Company and its products, including statements made by industry analysts or consumers and adverse publicity resulting from such statements or from litigation filed against the Company; and the overall market demand for personal computers with which the Company's products can be used.

The Company's business strategy is substantially dependent on maximizing sales of its proprietary Zip, Jaz and Clik! disks, which generate significantly higher margins than the related drives. If this strategy is not successful, either because the Company does not establish a sufficiently large installed base of Zip, Jaz and Clik! drives, because the sales mix between disks and drives is below levels anticipated by the Company, because another party succeeds in producing or marketing disks that are compatible with any of the Company's drive products without infringing the Company's proprietary rights, or for any other reason, the Company's sales would be adversely affected, and its results of operations would be disproportionately adversely affected.

Sales of Zip products in 1998 accounted for a significant majority of the Company's revenues in 1998. However, these sales may not be indicative of the long-term demand for Zip products. Accordingly, the sales levels experienced by the Company in 1998 should not be assumed to be an indication of future sales levels. In the fourth quarter of 1998, the Company introduced the Zip 250 product. The market acceptance of the Zip 250 product and its impact on other Zip products has not yet been determined and, therefore, may have an adverse impact on future sales. In addition, the Company has experienced and may in the future experience significant fluctuations in its quarterly operating results. Moreover, because the Company's expense levels (including budgeted selling, general, and administrative and research and development expenses) are based in part on expectations of future sales levels, a shortfall in expected sales could result in a disproportionate adverse effect on the Company's net income and cash flow. For example, in 1998, the Company's operating expenses as a percentage of sales fell outside of management's operating model resulting in a net operating loss for the year. In addition, the Company's stock price, like other high-technology companies' stock prices, could be subject to fluctuations in response to actual or anticipated variations in operating results, as well as changes in analysts' earnings estimates, announcements of new products or developments by the Company or its competitors, market conditions in the information technology industry, as well as general economic conditions and other factors external to the Company.

Clik!, a miniaturized removable-media storage solution for use in a variety of handheld electronic devices, represents the Company's first product which is primarily targeted to digital camera and other consumer electronics manufacturers. The Company does not have prior experience in these channels. Accordingly, there are additional risks that the Clik! products will not achieve significant market presence or otherwise be successful.

Management of the Company's inventory levels has become increasingly complex. The Company's customers frequently adjust their ordering patterns in response to various factors including: the Company's perceived ability to meet demand, the Company's and competitors' inventory supply in the retail and distribution channel, timing of new product introductions, seasonal fluctuations, Company and customer promotions, the consolidation of customer distribution centers, pricing considerations and the attractiveness of the Company's products as compared with competing products. Customers may increase orders during times of shortages, cancel orders if the channel is filled with currently available products, or delay orders in anticipation of new products. Any excess supply could result in price reductions and inventory writedowns, which in turn could adversely affect the Company's results of operations.

The  Company  has  evolved  from an after  market  business  to a business  that includes a significant volume of OEM sales. In an OEM business, a high proportion of sales are concentrated among a small number of customers. Although the Company believes its relationships with OEM customers are generally good, as the concentration of sales to OEM customers continues to evolve, a relatively small number of major customers will represent a business risk that loss of one or more accounts could adversely affect the Company's financial condition or operating results. The Company's customers are generally not obligated to purchase any minimum volume and are generally able to terminate their relationship with the Company at will. If changes in purchase volume or customer relationships resulted in decreased demand for the Company's drives, whether by loss of or delays in orders, the Company's financial condition or operating results could be adversely affected.

The Company continues to refine the design of its Zip and Jaz products in an effort to improve product performance and reduce manufacturing costs. In addition, the Company depends on independent parties for the supply of critical components for its Zip, Jaz and Clik! products. Certain of these suppliers are or may become competitors of the Company. As a result of these and other factors, the Company may experience problems relating to the quality, reliability and/or availability of certain of its products. For example, the Company has recalled certain products and experienced manufacturing interruptions due to supplier quality problems. Any product availability, quality or reliability problems experienced by the Company, or claims filed against the Company as a result of these problems, could have an adverse effect on the Company's sales and net income, result in damage to the Company's reputation in the marketplace, and/or subject the Company to damage claims from its customers. In addition, component problems, shortages, quality issues or other factors affecting the supply of the Company's products could provide an opportunity for competing products to increase their market share.

All of the factors described above for Zip, Jaz and Clik! products are, or will be, relevant to any new products introduced by the Company in the future. In addition, the Company faces development, manufacturing, demand and market acceptance risks with regard to recently introduced and future products. The Company's future operating results will depend in part on its success in introducing enhanced and new products in a timely and competitively effective manner. For example, the Company's Jaz 2 GB product, originally scheduled for shipment in the fourth quarter of 1997, did not ship until February 1998 and thus had a material adverse effect on the results of operations for the fourth quarter of 1997 and the first quarter of 1998. Future operating results will also depend on the Company's ability to effectively manage obsolescence risks associated with products that are phased out and its success in ramping to volume production of new or enhanced products. Future operating results will also depend on intellectual property and antitrust matters including the possibility that infringement claims asserted from time to time against the Company could require the Company to pay royalties to a third party in order to continue to market and distribute one or more of the Company's current or future products, and the possibility that the Company would be required to devote unplanned resources to developing modifications to its products or marketing programs.

During the second quarter of 1998, the Company announced the implementation of a comprehensive series of cost reductions intended to improve financial performance. During the second half of 1998, the Company reduced operating expenses when compared to the second quarter of 1998 levels as a result of efforts to decrease advertising and other sales and marketing expenses, legal expenses, information system costs and other discretionary spending. Although the Company was successful in reducing operating expenses during the second half of 1998, there can be no assurance that the Company will be successful in maintaining these cost reduction measures or that the Company will be successful in other efforts to reduce operating expenses in future periods. The Company is also in the process of implementing Six Sigma quality initiatives intended to make substantial product and process quality improvements and reduce costs. However, there can be no assurance that the Company's quality initiatives will be successful in providing substantial product and process improvements or in reducing costs.

A significant portion of the Company's revenues are generated in Europe and Asia. The Company's existing infrastructure outside of the United States is less mature and developed than in the United States. Consequently, future sales and operating income from these regions are less predictable than in the United States. In addition, operating expenses may increase as those operations mature and increase in size. The Company's international sales transactions are generally denominated in U.S. dollars. Fluctuation in the value of foreign currencies relative to the U.S. dollar that are not sufficiently hedged by foreign customers could result in lower sales and have an adverse effect on future operating results (see "Disclosures About Market Risk" below). For example, management believes that sales in Asia were adversely affected during the fourth quarter of 1997 and during 1998 and will continue to be adversely affected due to a regional economic downturn and the devaluation of certain Asian currencies vis-a-vis the U.S. dollar. The Company cannot predict with any certainty the impact that these or other such events could have on its foreign operations.

On January 1, 1999, eleven countries of the European Union established fixed conversion rates between their existing currencies, and adopted the Euro as their new common legal currency. As of that date, the Euro has traded on currency exchanges, with the legacy currencies remaining as legal tender in the participating countries for a transition period between January 1, 1999 and January 1, 2002. During the transition period, parties can elect to pay for goods and services and transact business using either the Euro or a legacy currency. Between January 1, 2002 and July 1, 2002, the participating countries will introduce Euro bills and coins and withdraw all legacy currencies so that they will no longer be available. The Euro conversion may affect cross-border competition by creating cross-border price transparency. The Company is assessing the competitiveness of its pricing/marketing strategy in a broader European market. The Company is also assessing whether certain existing contracts may require modification in addition to assessing its information technology systems to allow for transactions to take place in both the legacy currencies and the Euro and the eventual elimination of the legacy currencies. The Company's currency risk and risk management for operations in participating countries may be reduced as the legacy currencies are converted to the Euro. The Company will continue to evaluate issues involving introduction of the Euro. Based on the Company's assessment from current information, the Company does not expect the Euro conversion to have a material adverse effect on the Company's business or financial condition. There can be no assurance, however, that the Euro conversion will not have a material adverse effect on the Company's European sales or otherwise adversely affect the Company's business, results of operations or financial condition.

 The Company's success will depend in large part upon the services of a number of key employees. The loss of the services of one or more of these key employees could have a material adverse effect on the Company. The Company's success will also depend in significant part upon its ability to continue to attract highly skilled personnel to fill a number of vacancies. Effective March 24, 1998, Kim
B. Edwards resigned as President and Chief Executive Officer of the Company. Effective October 22, 1998, the Company announced the appointment of Jodie K. Glore as President and Chief Executive Officer of the Company. Mr. Glore was also elected to serve as a member of the Company's Board of Directors. During the interim period, the position was filled by James E. Sierk, a member of the Company's Board of Directors. Effective June 5, 1998, Leonard C. Purkis resigned as Senior Vice President, Finance and Chief Financial Officer. Dan E. Strong, Vice President and Corporate Controller, has assumed the role of interim Chief Financial Officer while the Company conducts a search for a new Senior Vice President, Finance and Chief Financial Officer. In January 1999, the Company announced organizational changes designed to focus the Company's 1999 corporate priorities of growing revenue and improving profitability and asset utilization. With this organizational realignment, the Company is now organized around business functions as opposed to its previous structure of decentralized product business units. As a result of this organizational change, two members of the Company's senior management team, Ted Briscoe, formerly President of the Company's personal storage division, and Fred Forsyth, formerly President of the Company's professional products division, have stated plans to leave the Company. There can be no assurance that the Company will be successful in attracting and/or retaining key employees, or that the transition to a functional organization will not result in short-term disruptions, or that the transition will eventually produce the desired results.

The Company recently transitioned to new computer hardware and software for its financial, accounting, inventory control, order processing, supply chain management and other management information systems. The successful operation of these new systems is crucial to the efficient operation of the Company's business. There can be no assurance that the new systems will be adequate to support the Company's operations or that they will operate without interruption or failure. Problems with initial operation of the new systems could cause substantial difficulties in operations, planning, financial reporting and management and thus could have a material adverse effect on the Company's business, financial condition and results of operations.

Factors other than those discussed above that could cause actual events or actual results to differ materially from those indicated by any forward-looking statements include the ability of management to manage increasing volumes of production and an increasingly complex business, transportation issues, product and component pricing, competition, technological changes and advances, adoption of technology or communications standards affecting the Company's products, intellectual property rights, litigation, general economic conditions, changes or slowdowns in overall market demand for personal computer products and any difficulties experienced by the Company as a result of the Year 2000 issue (see "Year 2000 Readiness" below).

DISCLOSURES ABOUT MARKET RISK

The Company is exposed to various interest rate and foreign currency exchange rate risks that arise in the normal course of business. The Company uses borrowings comprised primarily of variable rate debt to finance its operations. The Company has international operations resulting in receipts and payments in currencies that differ from the functional currency of the Company.
The Company's functional currency is the U.S. dollar.

The Company attempts to reduce foreign currency exchange rate risks by utilizing financial instruments, including derivative transactions pursuant to Company policies. The Company uses forward contracts to hedge those assets and liabilities that, when remeasured according to generally accepted accounting principles, impact the consolidated statement of operations. All forward contracts entered into by the Company are components of hedging programs and are entered into for the sole purpose of hedging an existing or anticipated currency exposure, not for speculation or trading purposes. The contracts are primarily in European currencies, the Singapore dollar and the Japanese yen. The contracts have maturities that do not exceed three months. The Company has a substantial presence in Malaysia. In September 1998, the ruling party in Malaysia fixed the Malaysian Ringgit to the U.S. dollar. The Company experienced a loss related to the fixing of the currency. The Company has recognized this loss in other expense for the year ended December 31, 1998. The Company has material amounts of accounts payable denominated in Ringgit. Currently, the foreign currency markets are closed to hedging alternatives in Ringgit. When the foreign currency markets re-open for the Ringgit, the Company plans to re-institute its hedging strategy for Ringgit exposure.

When hedging balance sheet exposure, realized gains and losses on forward contracts are recognized in other income and expense in the same period as the realized gains and losses on remeasurement of the foreign currency denominated assets and liabilities occur. All gains and losses related to foreign exchange contracts are included in cash flows from operating activities in the consolidated statement of cash flows.

The fair value of the Corporation's long-term debt and forward contracts are subject to change as a result of potential changes in market rates and prices. The Company has performed a sensitivity analysis assuming a hypothetical 10% adverse movement in foreign exchange rates and interest rates applied to the forward contracts and underlying exposures described above. As of December 31, 1998, the analysis indicated that such market movements would not have a material effect on the Company's consolidated financial position, results of operations or cash flows. Factors that could impact the effectiveness of the Company's hedging programs include volatility of the currency markets, availability of hedging instruments and the Company's ability to accurately project net asset or liability positions. Actual gains and losses in the future may differ materially from the Company's analysis depending on changes in the timing and amount of interest rate and foreign exchange rate movements and the Company's actual exposure and hedges.

YEAR 2000 READINESS

The information provided below constitutes a "Year 2000 Readiness Disclosure" under the Year 2000 Information and Readiness Disclosure Act of 1998.

Overview. In general, the Year 2000 issue relates to computers and other systems being unable to distinguish between the years 1900 and 2000 because they use two digits, rather than four, to define the applicable year. The Company is addressing the Year 2000 issue in the following areas: (i) hardware and software products sold by the Company; (ii) the Company's information technology ("IT") systems; (iii) the Company's non-IT systems (i.e., machinery, equipment and devices that utilize "built-in" technology such as embedded microcontrollers) and (iv) third-party suppliers and customers. The Company is undertaking its Year 2000 review in the following phases: Awareness (education and sensitivity to the Year 2000 issue), Inventory (identifying the equipment, processes or systems which are susceptible to the Year 2000 issue), Assessment (determining the potential impact of Year 2000 on the equipment, processes and systems identified during the Inventory phase and assessing the need for testing and remediation), Testing/Verification (testing to determine if an item is Year 2000 ready or the degree to which it is deficient) and Implementation (carrying out necessary remedial efforts to address Year 2000 readiness, including validation of upgrades, patches or other Year 2000 fixes). The Company has formed a Year 2000 Committee which meets regularly and has responsibility to oversee the implementation of Year 2000 initiatives. The Year 2000 Committee reports regularly to an executive management committee.

Products. Under the direction of the Year 2000 Committee, the Company is undertaking a systematic review and testing of its products, both hardware and software. Hardware testing is conducted by the National Software Testing Laboratories ("NSTL") according to NSTL developed standards or guidelines (NSTL YMark 2000, Version 97.08.15). NSTL has verified that the Zip, Jaz and Ditto hardware products tested to date are Year 2000 ready when used in an operating system and with other products which themselves are Year 2000 ready. The Company is testing its software utility tools and drivers internally. When used in an operating system and with other products which themselves are Year 2000 ready, the tested software utility tools and drivers have been found to be Year 2000 ready, except for Findit and CopyMachine software applications used with Zip and Jaz drives, and the Ditto 16-bit software applications intended for DOS and Windows 3.1 users. For Windows 95 and higher users, a 32-bit Year 2000 upgrade is available, on the Company's web site without charge, for Findit and CopyMachine. No solution is presently available for users of the 16-bit software versions of Findit, CopyMachine and the 16-bit Ditto software applications intended for DOS and Windows 3.1 users. The specific results of hardware and software testing are provided on the Company's Year 2000 web pages on its web site (www.iomega.com). The Company plans to use its web site to communicate Year 2000 product issues that may be identified as the Company continues its review. The Company anticipates completing the review and testing of all its current release products by the first quarter of 1999. The Company has started to inventory and assess the Year 2000 impact on its legacy products, some of which are scheduled for testing in the first quarter of 1999. Notwithstanding the results of the Company's testing and remediation efforts, actual backup, restore and rollover results in specific operating system environments may vary depending on a number of factors, including, without limitation, other hardware, the specific operating system utilized, other software applications utilized and the Year 2000 readiness of each.

Internal IT Systems. During 1998, the Company implemented new HP computer hardware and Oracle software for its financial, accounting, inventory control, order processing, supply chain management and other management information systems. According to the respective vendors, the hardware operating systems and software currently in use by the Company are in various stages of Year 2000 readiness. The respective vendors are providing Year 2000 software upgrades when Year 2000 deficiencies are identified. In January 1999, the Company began testing the hardware operating systems and software applications in use by the Company to confirm Year 2000 readiness. The Company has identified other hardware and applications software used in its IT systems and is in the process of obtaining Year 2000 compliance information from the providers of such hardware and applications software. The Company will assess and remedy, as deemed necessary, Year 2000 issues it identifies with respect to critical IT systems utilized by the Company.

Internal Non-IT Systems. The Company has substantially completed inventorying its non-IT systems. Once completed, the Company will assess the Year 2000 issues regarding its non-IT systems and determine appropriate testing and remediation. The Company anticipates completing the inventorying and assessment of its major non-IT systems and beginning any necessary testing and implementation efforts for business critical non-IT systems in the first quarter of 1999.

Material Third-Party Relationships. The Company has significant relationships with various third parties (many located outside of the U.S.) and the failure of any of these third parties to achieve Year 2000 compliance could have a material impact on the Company's business, operating results and financial condition. These third parties include energy and utility suppliers, financial institutions, material and product suppliers, transportation providers, communications vendors, including value added network vendors and the Company's significant customers. While the Company has received Year 2000 readiness statements from its major third-party suppliers which in general indicate Year 2000 readiness, the Company is in the process of conducting an audit/questionnaire with each major supplier and vendor to confirm their Year 2000 readiness. The audit/questionnaire process will continue into the second quarter of 1999.

General. During 1998, the Company incurred approximately $36 million in costs to improve the Company's IT systems and for Year 2000 readiness efforts. Of this amount, 98% represented the costs of transitioning to new computer hardware and software for its financial, accounting, inventory control, order processing, supply chain management and other management information systems, of which approximately one-half is being capitalized and one-half expensed. This system hardware and software was implemented to upgrade and improve the Company's IT systems and to facilitate Year 2000 readiness. The balance was expended for hardware and software testing, third-party consulting costs, third-party audits and reviews and internal employee allocated costs. The Company anticipates incurring an additional $6 million in 1999 in connection with Year 2000 readiness efforts, including additional system hardware and software, third-party consulting fees, third-party audits and reviews, product software and hardware testing costs and allocated employee costs. The Company has set a goal of having substantially all Year 2000 readiness efforts completed by the third quarter of 1999.

The Company is preparing contingency plans for critical areas to address Year 2000 failures if remedial efforts are not fully successful. The Company's contingency plans are expected to target the Company's most reasonably likely worst case scenarios and to include items such as maintaining an inventory buffer, providing for redundant IT systems and establishing alternative third-party logistics. The Company's contingency plans will be based in part on the results of third-party supplier audits, and thus are not fully developed at this time. Completion of initial contingency plans is targeted for the third quarter of 1999 (which plans will thereafter be revised from time to time as deemed appropriate).

To supplement the Company's efforts described above, the Company has engaged outside IT and legal advisors to conduct independent reviews of the Company's Year 2000 plans.

The Company recently acquired approximately 98% of Nomai and is presently in the process of raising the awareness of, as well as inventorying and assessing, the Year 2000 issues applicable to Nomai and its operations. The Company anticipates having substantially completed the inventory and assessment of Year 2000 issues for its subsidiary Nomai in the first quarter of 1999. Nomai branded hardware and software products are scheduled to be tested in the first quarter of 1999.

No assurance can be given that the Company will not be materially adversely affected by Year 2000 issues. Although the Company is not currently aware of any material operational issues with preparing its internal IT and non-IT systems for the Year 2000, the Company may experience material unanticipated problems and costs caused by undetected errors or defects in its internal IT and non-IT systems. In addition, the failure of third parties to timely address their Year 2000 issues could have a material adverse impact on the Company's business, operations and financial condition. If, for example, third party suppliers become unable to deliver necessary components, the Company would be unable to timely manufacture products and meet customer order requirements. Similarly, if international shipping and freight forwarders were unable to ship product, the Company would be unable to deliver product to sales channels.

Additionally, there can be no assurance that the Company will not be the subject of lawsuits regarding the failure of the Company's products (former or present) in the event they are not Year 2000 ready. Despite the testing and remediation efforts undertaken by the Company, the Company's products may contain errors or defects associated with the Year 2000. Known or unknown errors or defects in the Company's products could result in delay or loss of revenue, diversion of development resources, damage to the Company's reputation or increased service and warranty costs, any of which could materially adversely affect the Company's business, operating results and financial condition. In addition, because the computer systems in which the Company's products are used involve different hardware, software and firmware components from different manufacturers, it may be difficult to determine which component in a system caused a Year 2000 issue. As a result, the Company may be subjected to Year 2000 related lawsuits independent of whether its products are Year 2000 ready. Any Year 2000 related suits, if adversely determined, could have a material adverse affect on the Company's business, operating results and financial condition.

The foregoing discussion of the Company's Year 2000 readiness includes forward-looking statements, including estimates of the timeframes and costs for addressing the known Year 2000 issues confronting the Company and is based on management's current estimates, which were derived using numerous assumptions. There can be no assurance that these estimates will be achieved and actual events and results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability of personnel with required remediation skills, the ability of the Company to identify and correct all relevant computer code and the success of third parties with whom the Company does business in addressing their Year 2000 issues.



Financial Conditions and Trends
     December 31, (in thousands)                        1998         1997         1996         1995         1994
                                                 -----------  -----------  -----------  -----------  -----------
     Cash, cash equivalents and temporary
         investments                             $    90,273  $   196,241  $   108,312  $     1,023  $    19,793
     Trade receivables, net                          233,662      280,182      210,733      105,955       18,892
     Inventories                                     165,132      246,383      171,920       98,703       17,318
     Total assets                                    830,159      961,639      687,192      266,227       75,833
     Current portion of notes payable                    101            -       33,770       47,640            -
     Related party notes payable                      40,000            -            -            -            -
     Accounts payable and accrued liabilities        313,820      439,113      249,099      151,087       25,739
     Current portion of capitalized lease
         obligations                                   4,307        5,505        4,114          782            -
     Working capital                                 225,886      338,166      270,735       12,623       34,818
     Long-term obligations                             4,607        2,939       19,176        4,032        1,031
     Convertible subordinated notes                   45,655       45,683       45,733            -            -
     Property, plant and equipment cash
         additions during year                        94,775       85,871       73,457       45,232        7,083
                                                 -----------  -----------  -----------  -----------  -----------

Securities

Iomega Common Stock is traded on the New York Stock Exchange under the symbol IOM. As of December 31, 1998, there were 7,651 holders of record of Common Stock. The Company has not paid cash dividends on its Common Stock in the past and has no present intention to do so in the future. The following table reflects the high and low sales prices for 1998 and 1997. The stock prices for the first three quarters of 1997 have been retroactively adjusted for a stock split (see Note 2 to the Company's Consolidated Financial Statements). The Company's Credit Facility limits the amount of cash dividends that can be paid.


     Price Range of Common Stock
                                     1998                         1997
                                     ----                         ----
                               High          Low            High          Low
              1st Quarter    $13.25        $6.88          $ 9.88       $ 7.06
              2nd Quarter      8.81         5.50           11.81         7.63
              3rd Quarter      6.06         3.56           14.56         9.56
              4th Quarter      8.69         3.06           16.41        11.00


                       IOMEGA CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                     ASSETS
                                 (In thousands)

                                                                            December 31,          December 31,
                                                                                    1998                  1997
                                                                            ------------          ------------
Current assets:
     Cash and cash equivalents                                              $     90,273          $    159,922
     Temporary investments                                                             -                36,319
     Trade receivables, less allowance for doubtful accounts
         of $10,062 and $11,266, respectively                                    233,662               280,182
     Inventories                                                                 165,132               246,383
     Income taxes receivable                                                      24,974                     -
     Deferred income taxes                                                        49,827                47,996
     Other current assets                                                         20,246                11,982
                                                                            ------------          ------------

         Total current assets                                                    584,114               782,784
                                                                            ------------          ------------

Property, plant and equipment, at cost:
     Machinery and equipment                                                     267,289               196,671
     Buildings                                                                    23,929                21,517
     Leasehold improvements                                                       39,587                26,473
     Furniture and fixtures                                                       22,974                15,014
     Construction in process                                                      19,448                12,544
                                                                            ------------          ------------
                                                                                 373,227               272,219
     Less:  Accumulated depreciation and amortization                           (165,112)              (96,550)
                                                                            ------------          ------------
                                                                                 208,115               175,669
                                                                            ------------          ------------

Intangibles, net                                                                  33,580                     -
                                                                            ------------          ------------
Other assets                                                                       4,350                 3,186
                                                                            ------------          ------------

                                                                            $    830,159          $    961,639
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

                                          IOMEGA CORPORATION AND SUBSIDIARIES
                                         CONSOLIDATED BALANCE SHEETS (continued)
                                          LIABILITIES AND STOCKHOLDERS' EQUITY
                                            (In thousands, except share data)

                                                                            December 31,          December 31,
                                                                                    1998                  1997
                                                                            ------------          ------------
Current liabilities:
     Current portion of notes payable                                       $        101          $          -
     Related party notes payable                                                  40,000                     -
     Accounts payable                                                            160,977               257,281
     Accrued payroll, vacation and bonus                                          21,048                31,728
     Deferred revenue                                                             33,114                42,423
     Income taxes payable                                                              -                22,440
     Accrued advertising                                                          30,226                32,628
     Other accrued liabilities                                                    68,455                52,613
     Current portion of capitalized lease obligations                              4,307                 5,505
                                                                            ------------          ------------

         Total current liabilities                                               358,228               444,618
                                                                            ------------          ------------

Capitalized lease obligations, net of current portion                              4,119                 2,939
                                                                            ------------          ------------

Deferred income taxes                                                              4,903                10,334
                                                                            ------------          ------------

Notes payable, net of current portion                                                488                     -
                                                                            ------------          ------------

Convertible subordinated notes, 6.75%, due 2001                                   45,655                45,683
                                                                            ------------          ------------

Commitments and contingencies (Note 5)

Stockholders' equity:
     Preferred Stock, $0.01 par value; authorized 4,750,000 shares,
         none issued                                                                   -                     -
     Series C Junior Participating Preferred Stock; authorized
         250,000 shares, none issued                                                   -                     -
     Common Stock, $0.03 1/3  par value; authorized 400,000,000 shares; issued 268,186,096 and 262,264,830 shares,
         respectively                                                              8,937                 8,741
     Additional paid-in capital                                                  286,206               273,826
     Less:  809,542 and 829,210 Common Stock treasury shares,
         respectively, at cost                                                    (6,088)               (6,099)
     Deferred compensation                                                             -                  (336)
     Retained earnings                                                           127,711               181,933
                                                                            ------------          ------------

         Total stockholders' equity                                              416,766               458,065
                                                                            ------------          ------------

                                                                            $    830,159          $    961,639
                                                                            ============          ============




                      The accompanying notes to consolidated financial statements are an integral part of these balance sheets.


                                         IOMEGA CORPORATION AND SUBSIDIARIES
                                        CONSOLIDATED STATEMENTS OF OPERATIONS
                                        (In thousands, except per share data)


                                                                              Years Ended December 31,
                                                                       1998              1997             1996
                                                               ------------       ------------     ------------
Sales                                                          $  1,694,385       $  1,739,972     $  1,212,769
Cost of sales                                                     1,271,451          1,192,310          879,989
                                                               ------------       ------------     ------------
Gross margin                                                        422,934            547,662          332,780
                                                               ------------       ------------     ------------

Operating expenses:
     Selling, general and administrative                            386,304            291,930          190,719
     Research and development                                       101,496             78,026           42,101
     Purchased in-process technology                                 11,100                  -                -
                                                               ------------       ------------     ------------

         Total operating expenses                                   498,900            369,956          232,820
                                                               ------------       ------------     ------------

Operating income (loss)                                             (75,966)           177,706           99,960

     Interest income                                                  4,239              6,931            3,080
     Interest expense                                               (10,163)            (6,443)          (8,875)
     Other expense                                                   (1,535)              (879)            (182)
                                                               ------------       ------------     ------------

Income (loss) before income taxes                                   (83,425)           177,315           93,983
Benefit (provision) for income taxes                                 29,203            (61,963)         (36,655)
                                                               ------------       ------------     ------------

Net income (loss)                                              $    (54,222)      $    115,352     $     57,328
                                                               ============       ============     ============

Net income (loss) per common share (Notes 1 and 2):
     Basic                                                     $      (0.20)      $       0.45     $       0.23
                                                               ============       ============     ============
     Diluted                                                   $      (0.20)      $       0.42     $       0.21
                                                               ============       ============     ============


Weighted average common shares outstanding                          265,286            259,182          246,725
                                                               ============       ============     ============
     (Note 2)

Weighted average common shares outstanding -
     assuming dilution (Note 2)                                     265,286            282,401          275,194
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

                                    IOMEGA CORPORATION AND SUBSIDIARIES
                              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                     (In thousands, except share data)


                                                       Additional
                                         Common Stock     Paid-In       Deferred   Retained   Treasury
                                       Shares   Amount    Capital   Compensation   Earnings      Stock      Total

Balances at December 31, 1995     235,277,340  $ 7,843   $ 45,590   $          -   $  9,253     $    -   $ 62,686
Sale of shares pursuant to
   exercise of stock options
   at an average price of $0.25
   cash per share                   9,691,408      323      2,145             -           -          -      2,468
Tax benefit from dispositions
   of employee stock                        -        -     24,335             -           -          -     24,335
Deferred compensation related to
   Executive Compensation
   Agreement                                -        -      1,005         (1,005)         -          -          -
Amortization of deferred
   compensation                             -        -          -            336          -          -        336
Purchase of  600,000 Common
   Shares at an average price
   of $7.27 cash per share                  -        -          -              -          -     (4,363)    (4,363)
Net proceeds from public
   offering of Common Stock        11,500,000      383    190,767              -          -          -    191,150
Conversion of convertible
   subordinated notes to
   Common Shares                       54,068        2        265                         -          -        267
Recognition of compensation from
   Employee Stock Purchase Plan             -        -         43              -          -          -         43
Issuance of Common Shares under
   Employee Stock Purchase Plan        32,036        -          -              -          -          -          -
Net income                                  -        -          -              -     57,328          -     57,328
                                  -----------  -------   --------   ------------   --------   --------   --------

Balances at December 31, 1996     256,554,852    8,551    264,150           (669)    66,581     (4,363)   334,250
Sale of shares pursuant to
   exercise of stock options
   at an average price of
   $0.70 cash per share             5,693,693      190      3,801              -          -          -      3,991
Tax benefit from dispositions
   of employee stock                        -        -      5,767                                           5,767
Amortization of deferred
   compensation                             -        -          -            333          -          -        333
Purchase of 229,210 Common
   Shares at an average price
   of $7.57 cash per share                  -        -          -              -          -     (1,736)    (1,736)
Conversion of convertible
   subordinated notes to
   Common Shares                       10,129        -         50              -          -          -         50
Issuance of Common Shares under
   Employee Stock Purchase Plan         6,156        -         58              -          -          -         58
Net income                                  -        -          -              -    115,352          -    115,352
                                  -----------  -------   --------   ------------   --------   --------   --------






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



                                          IOMEGA CORPORATION AND SUBSIDIARIES
                              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (continued)
                                            (In thousands, except share data)

                                                       Additional
                                        Common Stock      Paid-In       Deferred   Retained         Treasury
                                       Shares   Amount    Capital   Compensation   Earnings      Stock     Total
                                  -----------  -------   --------   ------------   --------   --------   --------
Balances at December 31, 1997     262,264,830  $ 8,741   $273,826   $       (336)  $181,933   $ (6,099)  $458,065
Sale of shares pursuant to
   exercise of stock options
   at an average price of
   $0.68 cash per share             5,659,417      188      3,687              -          -          -      3,875
Tax benefit from dispositions
   of employee stock                        -        -      7,435              -          -          -      7,435
Amortization of deferred
   compensation                             -        -          -            168          -          -        168
Forfeiture of deferred
   compensation                             -        -       (168)           168          -          -          -
Purchase of 43,467 Common
   Shares at an average price
   of $10.70 cash per share                 -        -          -              -          -       (465)      (465)
Conversion of convertible
   subordinated notes to
   Common Shares                        5,670        -         28              -          -          -         28
Issuance of Common Shares under
   Employee Stock Purchase Plan       222,532        7      1,322              -          -          -      1,329
Issuance of Restricted Common
   Shares to Directors in lieu
   of compensation                     33,647        1        132              -          -          -        133
Issuance of 63,135 Treasury
   Shares at an average price
   of $6.65 to a Director in
   lieu of compensation                     -        -        (56)             -          -        476        420
Net loss                                    -        -          -              -    (54,222)         -    (54,222)
                                  -----------  -------   --------   ------------   --------   --------   --------

Balances at December 31, 1998     268,186,096  $ 8,937   $286,206   $          -   $127,711   $ (6,088)  $416,766
                                  ===========  =======   ========   ============   ========   ========   ========









                          The accompanying notes to consolidated financial statements are an integral part of these statements.




                                         IOMEGA CORPORATION AND SUBSIDIARIES
                                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                    (In thousands)
                                                                              Years Ended December 31,
                                                                       1998              1997             1996
                                                               ------------      ------------      ------------
Cash flows from operating activities:
     Net income (loss)                                         $    (54,222)     $    115,352      $     57,328
     Non-cash revenue and expense adjustments:
         Depreciation and amortization                               68,280            39,272            24,650
         Purchased in-process technology                             11,100                 -                 -
         Deferred income tax provision (benefit)                     (7,262)              397           (34,761)
         Tax benefit from dispositions of
           employee stock                                            7,435             5,767             24,335
         Other                                                        8,772               703               975
     Changes in assets and liabilities:
         Trade receivables, net                                      54,229          (69,449)          (104,778)
Inventories                                                          84,335          (74,463)           (73,217)
         Other current assets                                        (6,594)           15,662           (23,971)
         Accounts payable                                          (108,324)          111,437            51,062
         Accrued liabilities                                        (13,723)           58,747            49,481
         Income taxes                                               (47,414)           19,830            (2,531)
                                                               ------------      ------------      ------------
           Net cash provided by (used in)
              operating activities                                   (3,388)          223,255           (31,427)
                                                               ------------      ------------      ------------
Cash flows from investing activities:
     Purchase of property, plant and equipment,
         net of lease proceeds                                      (94,775)          (85,871)          (73,457)
     Proceeds from sale of assets                                         -                 -             3,906
     Purchase of Nomai S.A., net of cash acquired                   (41,902)                -                 -
     Purchase of temporary investments                                    -           (59,918)                -
     Sale of temporary investments                                   36,319            23,599                 -
     Net decrease (increase) in other assets                         (2,943)              246              (358)
                                                               ------------      ------------      ------------
             Net cash used in investing activities                 (103,301)         (121,944)          (69,909)
                                                               ------------      ------------      ------------

Cash flows from financing activities:
     Proceeds from sales of Common Stock                              5,283             3,991             2,468
     Proceeds from issuance of related party
         notes payable                                               40,000                 -                 -
     Proceeds from issuance of notes payable                         80,000            87,295           834,473
     Payments on notes payable and capitalized
         lease obligations                                          (87,778)         (139,251)         (858,234)
     Proceeds from issuance of convertible
         subordinated notes, net of offering
         costs of $2,869                                                  -                 -            43,131
     Proceeds from issuance of public offering
         of Common Stock, net of offering
         costs of $10,099                                                 -                 -           191,150
     Purchase of Common Stock                                          (465)           (1,736)           (4,363)
                                                               ------------      ------------      ------------
             Net cash provided by (used in)
                financing activities                                 37,040           (49,701)          208,625
                                                               ------------      ------------      ------------
Net change in cash and cash equivalents                             (69,649)           51,610           107,289
Cash and cash equivalents at beginning of year                      159,922           108,312             1,023
                                                               ------------      ------------      ------------
Cash and cash equivalents at end of year                       $     90,273      $    159,922      $    108,312
                                                               ============      ============      ============

Supplemental schedule of non-cash investing and financing activities:

     Property, plant and equipment financed under
         note payable and capitalized lease obligations        $      2,675      $      3,342      $     28,367
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

                       IOMEGA CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1)      OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations

         The Company designs, manufactures and markets innovative personal and professional storage solutions, based on removable-media technology, for users of personal computers and consumer electronics devices. The Company's primary data storage solutions include disk drives and disks marketed under the trademarks Zip, Jaz and Clik! and tape drives and tapes marketed under the trademark Ditto. Retail outlets for the Company's products include mail order catalogs, computer superstores, office supply superstores, specialty computer stores and other retail outlets. The Company sells its products to retail channels directly as well as indirectly through distributors. In addition to sales through these retail channels, the Company has marketing alliances with a variety of companies within the computer and consumer electronics industries. These alliances include original equipment manufacturers ("OEMs") and value added reseller arrangements that provide for certain of the Company's products to be incorporated in new computers and other systems at the time of purchase.

Sources of Supply

         Certain components incorporated in, or used in the manufacture of, the Company's products are currently only available from sole source suppliers. The Company purchases a portion of its sole source and limited source components and equipment pursuant to purchase orders without guaranteed supply arrangements. Supply shortages resulting from a change in a supplier or resulting from unavailability from a particular supplier could cause a delay in manufacturing and a possible loss of sales, which would have a material adverse effect on operating results.

Manufacturing Relationships

         The Company uses independent parties to manufacture for the Company, on a contract basis, a portion of the Company's products or components. Not all of the Company's manufacturing relationships are covered by binding contracts and, even certain of the relationships subject to binding contracts, are subject to unilateral termination by the Company's manufacturing partners. Shortages resulting from a change in a manufacturing arrangement could cause a delay in manufacturing and a possible loss of sales, which would have a material adverse effect on operating results.

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

Principles of Consolidation

         The consolidated financial statements include the accounts of Iomega Corporation and its majority-owned subsidiaries after elimination of all material intercompany accounts and transactions.

Revenue Recognition

         The  Company's  customers  include  OEMs,  end  users,   retailers  and
distributors. Revenue, less reserves for returns, is generally recognized upon shipment to the customer.

         In addition to reserves for returns, the Company defers recognition of revenue on estimated excess inventory in the distribution and retail channels. For this purpose, excess inventory is the amount of inventory which exceeds the channels' 30-day requirements as estimated by management. The gross margin associated with deferral of revenue for returns and estimated excess channel inventory totaled $33.1 million, $42.4 million and $15.7 million at December 31, 1998, 1997 and 1996, respectively, and is included in deferred revenue in the accompanying consolidated balance sheets.

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

         In addition, the Company records reserves at the time of shipment for estimated volume rebates. These reserves for volume rebates and price protection credits totaled $47.6 million, $28.5 million and $17.0 million at December 31, 1998, 1997 and 1996, respectively, and are netted against accounts receivable in the accompanying consolidated balance sheets.

Inventories

         Inventories include direct materials, direct labor and manufacturing overhead costs and are recorded at the lower of cost (first-in, first-out) or market and consist of the following (in thousands):

                                                         December 31,
                                                     1998              1997
                                               ----------        ----------
         Raw materials                         $   62,613        $  130,049
         Work-in-process                            8,482            18,714
         Finished goods                            94,037            97,620
                                               ----------        ----------
                                               $  165,132        $  246,383
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

       Machinery and equipment             2 - 5 years
       Leasehold improvements                  5 years
       Furniture and fixtures                 10 years
       Buildings                              25 years

Advertising

         The Company expenses the cost of advertising the first time the advertising takes place, except cooperative advertising with distributors and retailers, which is accrued at the time of sale. For the years ended December 31, 1998, 1997 and 1996, advertising expenses totaled approximately $123.3 million, $96.3 million and $70.0 million, respectively.

Intangibles

         Goodwill  and  other   intangible   assets  are  amortized   using  the
straight-line method over the estimated useful life of the asset, subject to periodic review for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The current estimated useful life for the Company's goodwill is seven years. Accumulated amortization of goodwill at December 31, 1998 was $2.5 million.

Warranty Costs

         A one-year limited warranty is generally provided on the Company's Zip, Jaz and Clik! drives. Certain OEM customers have a three-year limited warranty on the Company's Zip drive. A two-year limited warranty is generally provided on Ditto drives and media. Prior to 1998, Zip and Jaz disks had a limited lifetime warranty. Beginning in 1998, Zip and Jaz disks carried a limited five-year warranty. Clik! disks have a limited five-year warranty. The Company accrues for warranty costs based on estimated warranty return rates and costs to repair. Actual warranty costs are charged against this accrual.

Net Income (Loss) Per Common Share

         Basic net income (loss) per common share ("Basic EPS") excludes dilution and is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the year. Diluted net income per common share ("Diluted EPS") reflects the potential dilution that could occur if stock options or other contracts to issue common stock were exercised or converted into common stock. Diluted EPS for 1997 and 1996 was determined under the assumption that the convertible subordinated notes were converted on January 1, 1997 and March 1, 1996, respectively. The computation of Diluted EPS does not assume exercise or conversion of securities that would have an antidilutive effect on net income per common share. Net income per common share amounts and share data have been restated for all periods presented to reflect Basic and Diluted EPS and the stock split described in Note 2.

Following is a reconciliation of the numerator and denominator of Basic EPS to the numerator and denominator of Diluted EPS for all periods presented (in thousands, except per share data):

                                    Net
                           Income (Loss)          Shares          Per-Share
                             (Numerator)    (Denominator)            Amount
                              ---------      -----------          ---------
December 31, 1998
Basic EPS                     $ (54,222)         265,286          $   (0.20)
    Effect of options                 -                -
    Effect of convertible
       subordinated notes             -                -
                              ---------      -----------
Diluted EPS                   $ (54,222)         265,286          $   (0.20)
                              =========      ===========

December 31, 1997
Basic EPS                     $ 115,352          259,182          $    0.45
   Effect of options                  -           13,967
   Effect of convertible
      subordinated notes          2,004            9,252
                              ---------      -----------
Diluted EPS                   $ 117,356          282,401          $    0.42
                              =========      ===========

December 31, 1996
Basic EPS                     $  57,328          246,725          $    0.23
    Effect of options                 -           20,745
    Effect of convertible
       subordinated notes         1,578            7,724
                              ---------    -------------
Diluted EPS                   $  58,906          275,194          $    0.21
                              =========    =============


For the year ended December 31, 1998, stock options and convertible subordinated notes are not included in the calculation of Diluted EPS as their inclusion would be antidilutive. For the year ended December 31, 1998, there were outstanding options to purchase 6,028,501 shares that had an exercise price greater than the average market price of the common shares for the four preceding quarters. At December 31, 1997 and 1996, there were outstanding options to purchase 973,475 and 344,750 shares of common stock, respectively, that were not included in the computation of Diluted EPS because the exercise prices were greater than the average market price of the common shares for the four preceding quarters.

Foreign Currency Translation

         For purposes of consolidating non-U.S. operations, the Company has determined the functional currency for its non-U.S. operations to be the U.S. dollar. Therefore, translation gains and losses are included in the determination of net income.

Income Taxes

         The Company recognizes a liability or asset for the deferred tax consequences of temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. These temporary differences will result in taxable or deductible amounts in future years when the reported amounts of the assets or liabilities are recovered or settled. The deferred tax assets are reviewed periodically for recoverability and valuation allowances are provided, as necessary.

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

         Instruments with maturities in excess of three months are classified as temporary investments. The Company has classified its entire portfolio of temporary investments at December 31, 1997, as held-to-maturity. These temporary investments consisted primarily of commercial paper and municipal bonds. At December 31, 1997, all temporary investments had maturities of less than six months. There were no temporary investments at December 31, 1998.

Fair Value of Financial Instruments

         The fair value of the convertible subordinated notes was approximately $68.9 million at December 31, 1998. The book value of all other financial instruments approximates fair value. The estimated fair values have been determined using appropriate market information and valuation methodologies.

Recent Accounting Pronouncements

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes new accounting and reporting standards for companies to report information about derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. This statement is effective for financial statements issued for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company has not determined if it will adopt SFAS 133 prior to its effective date. The Company does not expect this statement to have a material impact on the Company's results of operations, financial position or liquidity.

Reclassifications

         Certain reclassifications have been made in prior years' consolidated financial statements to conform to the current year's presentation.

(2)      STOCK SPLIT

         In November 1997, the Board of Directors declared a two-for-one common stock split which was effected in the form of a 100% Common Stock dividend paid on December 22, 1997 to stockholders of record at the close of business on December 1, 1997.

         This stock dividend was accounted for as a stock split and has been retroactively reflected in the accompanying consolidated financial statements. In connection with the stock split, proportional adjustments were made to outstanding stock options and other outstanding obligations of the Company to issue shares of Common Stock.

(3)      ACQUISITION

         On July 1, 1998, the Company purchased a majority interest in Nomai, S.A. ("Nomai"), a France-based manufacturer of removable storage systems, from Nomai's principal and other major shareholders, for 188 French francs per share, or approximately $21 million. The interest in Nomai owned by the Company as of July 1, 1998 constituted approximately 54% of the total shares of Nomai outstanding on that date. As required by French law, the Company conducted a tender offer, offering all other shareholders of Nomai the opportunity to sell their shares to the Company for 188 French francs per share. The tender offer was completed in August 1998 and resulted in the Company owning approximately 98% of Nomai's outstanding shares. On July 1, 1998, the Company also acquired, for a purchase price of $3 million, certain non-infringing technology owned by Nomai and used in the manufacture of disk products Nomai claimed to be compatible with certain of the Company's Zip and Jaz drives. The total purchase price of the acquisition was approximately $45 million ($42 million, net of cash acquired).

         The transaction was accounted for as a purchase; and, on this basis, the excess purchase price over the estimated fair value of net tangible assets has been allocated, based upon an independent third-party valuation, to purchased in-process technology and goodwill. Goodwill of approximately $36 million arising from the acquisition is being amortized on a straight-line basis over seven years. Goodwill was increased by $2.4 million in the fourth quarter of 1998 following the Company's receipt of additional information related to the original valuation of fixed assets, inventory and other miscellaneous assets and liabilities in the fourth quarter.

         Upon completion of the Nomai acquisition, the Company immediately expensed $11.1 million representing purchased in-process technology that has not yet reached technological feasibility and has no alternative future use. The value assigned to purchased in-process technology, based on the income method prepared by an independent third party, was determined by identifying research projects in areas for which technological feasibility had not been established. These projects included a 2 GB Design Drive and Cartridge, DVD and CD-RW interface technology and servo writer technology with estimated values of $9.3 million, $1.3 million and $0.5 million, respectively. The value was determined by estimating the costs to develop the purchased in-process technology into commercially viable products, estimating the resulting net cash flows from such projects, and discounting the net cash flows back to their present value. The discount rate included a risk adjusted discount rate of 26% to take into account the uncertainty surrounding the successful development of the purchased in-process technology. The valuation included material cash inflows from in-process technology through 2003 with revenues commencing in 1999 and ramping significantly in 2000 before tapering off in 2001 and 2002. Research and development costs are quite significant in 1999 before tapering off. The 2 GB Design Drive utilizes validated inductive heads and media. This project was approximately 60% complete at the time of the valuation and the expected timeframe for achieving this product release was assumed to be in the second half of 1999. The DVD and CD-RW interface technology could allow easy connectivity and differentiation from other DVD and CD-RW drives. The DVD and CD-RW interface technology was assumed to be nearing the prototype stage in development at the time of the valuation. The remaining efforts for this project were assumed to be completed in 1999. The servo writer technology could greatly reduce the time to transfer track following servo signals to magnetic media. The project was approximately 20% complete at the time of the valuation. Significant remaining development efforts must be completed in the next 12 to 18 months in order for Nomai's process to become implemented in a commercially viable timeframe. If these projects are not successfully developed, the Company's future revenue and profitability may be adversely affected. Additionally, the value of other intangible assets acquired may become impaired.

         The following unaudited pro forma combined financial data presents the results of operations of the Company as if the acquisition had been effective at the beginning of the periods presented (in millions, expect per share data):

                                                    Years ended December 31,
                                                        1998            1997
                                                    --------        --------
                         (Unaudited)
                        Revenue                     $  1,710        $  1,764
                        Net income (loss)                (53)            105
                        Diluted EPS                 $  (0.20)       $   0.37

         The foregoing unaudited pro forma results of operations reflect the effect of certain pro forma adjustments including (1) the amortization of the goodwill resulting from the acquisition, (2) the recognition of increased interest expense resulting from debt incurred for the acquisition, (3) the adjustment for purchased in-process technology resulting from the acquisition and (4) the adjustment of income taxes to reflect a combined federal and state income tax rate.

(4)      INCOME TAXES

         Income (loss) before income taxes consisted of the following:

                                                December 31,
                                   1998                1997            1996
                            -----------         -----------     -----------
                                              (In thousands)
         U.S.               $   (74,120)        $    89,864     $    88,095
         Non-U.S.                (9,305)             87,451           5,888
                            -----------         -----------     -----------
                            $   (83,425)        $   177,315     $    93,983
                            ===========         ===========     ===========






The income tax benefit (provision) consists of the following:

                                                 December 31,
                                    1998                1997            1996
                             -----------         -----------     -----------
                                                (In thousands)
    Current Income Taxes:
         U. S. Federal       $    26,418         $   (48,303)    $   (36,341)
         U. S. State               3,559              (6,141)         (4,153)
         Non-U.S.                   (497)             (2,183)         (1,278)
                             -----------         -----------     -----------
                                  29,480             (56,627)        (41,772)
                             -----------         -----------     -----------

    Deferred Income Taxes:
         U. S. Federal              (247)             (4,790)           (201)
         U. S. State                 (30)               (546)            (23)
         Non-U.S.                  9,525                   -          (6,000)
         Change in valuation
            allowance             (9,525)                  -          11,341
                             -----------         -----------     -----------
                                    (277)             (5,336)          5,117
                             -----------         -----------     -----------
    Benefit (provision)
      for income taxes       $    29,203        $    (61,963)    $  (36,655)
                             ===========        ============     ===========



         The tax benefits associated with nonqualified stock options and disqualifying dispositions of incentive stock options increased the current tax receivable by $7.4 million in 1998, and reduced taxes currently payable by $5.8 million and $24.3 million in 1997 and 1996, respectively. Such benefits were recorded as an increase to additional paid-in capital.

         Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities. They are measured by applying the enacted tax rates and laws in effect for the years in which such differences are expected to reverse. The significant components of the Company's deferred tax assets and liabilities are as follows:

                                                          December 31,
                                                      1998                 1997
                                                ----------           ----------
                                                        (In thousands)

    Deferred tax assets:
         Accounts receivable reserves           $   17,405           $   10,461
         Inventory reserves                          4,752                3,743
         Fixed asset reserves                        2,412                1,297
         Accrued expense reserves                   28,112               29,505
         Foreign tax credits                         2,366                2,183
         Accelerated depreciation                    1,843                    -
         Foreign net operating loss carryovers       9,525                    -
         Other                                         531                  807
                                                ----------           ----------
         Total deferred tax assets                  66,946               47,996
         Valuation allowance                        (9,525)                   -
                                                ----------           ----------
    Total net deferred tax assets               $   57,421           $   47,996
                                                ==========           ==========

    Deferred tax liabilities:
         Tax on unremitted foreign earnings     $   12,497           $    9,665
         Accelerated depreciation                        -                  669
                                                ----------           ----------
    Total net deferred tax liabilities              12,497               10,334
                                                ==========           ==========

    Total net deferred tax assets               $   44,924           $   37,662
                                                ==========           ==========

    As reported on the balance sheet:
         Deferred tax assets                    $   49,827           $   47,996
         Deferred tax liabilities                    4,903               10,334
                                                ----------           ----------
                                                $   44,924           $   37,662
                                                ==========           ==========

         The Company has established a valuation allowance for net operating loss carryovers related to certain foreign operations. Management believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of these foreign net operating loss carryovers. These carryovers are dependent upon future income related to these foreign operations.

         Although realization of the net deferred tax assets is not assured, management believes that it is more likely than not that all of the net deferred tax assets will be realized. The amount of net deferred tax assets considered realizable, however, could be reduced in the near term based on changing conditions.

         The differences between the benefit (provision) for income taxes at the U.S. statutory rate and the Company's effective rate are summarized as follows:

                                                    December 31,
                                       1998              1997             1996
                                -----------         -----------     -----------
                                                   (In thousands)

    Benefit (provision) at
       U.S. statutory rate      $    29,199         $   (62,061)    $   (32,894)
    Non-deductible items             (5,424)               (792)         (1,566)
    State income taxes, net
       of federal benefit             3,337              (7,093)         (4,923)
    Decrease (increase) in
       deferred asset valuation
         allowance                   (9,525)                  -          11,341
    Foreign income taxes               (497)             (2,183)         (7,610)
    Foreign earnings taxed at
       less than U.S. rates          17,589              11,598               -
    Other                            (5,476)             (1,432)         (1,003)
                                -----------         -----------     -----------
    Benefit (provision) for
       income taxes             $    29,203       $     (61,963)    $   (36,655)
                                ===========       =============     ===========

         Cash paid for income taxes was $28.5 million in 1998, $34.4 million in 1997 and $49.0 million in 1996. The Company also received tax refunds of approximately $29.9 million during 1998.

         U.S. taxes have not been provided for unremitted foreign earnings of $74.8 million. These earnings are considered to be permanently invested in non-U.S. operations. The residual U.S. tax liability, if such amounts were remitted, would be approximately $29.2 million.

(5)      COMMITMENTS AND CONTINGENCIES

Litigation

         On September 10, 1998, a purported class action lawsuit, Rinaldi et al.
v. Iomega Corporation, was filed against the Company in the Superior Court of Delaware, New Castle County. The suit alleges that a defect in the Company's Zip drives causes a clicking noise that may indicate damage to the Zip drive or disks. The Company intends to vigorously defend against such allegations.

         On October 9, 1998, Hi-Val, Inc. filed a complaint against the Company and other parties, Hi-Val, Inc. v. Nomai, S.A., Nomus, Inc., Kevin Scheier and Iomega, in the Superior Court of California, County of Santa Clara. The complaint alleges tortious interference with contract, tortious interference with prospective economic advantage, unfair business practices, and conspiracy against Iomega, and other claims against the other parties. The claims are related to an alleged arrangement between Nomai, S.A. and Hi-Val for Hi-Val to distribute Nomai's XHD cartridges. Plaintiff seeks to recover $26 million in alleged, unspecified damages. The Company intends to vigorously defend against such allegations.

         Beginning February 10, 1998, several purported class action complaints were filed in the United States District Courts for the District of Utah and the Southern District of New York, against the Company and certain of its former officers on behalf of certain persons who purchased the Company's common stock during the period from September 22, 1997 to January 22, 1998. These cases have now been consolidated in the District of Utah and a consolidated class action complaint, Karacand v. Kim B. Edwards, Leonard C. Purkis and Iomega Corporation, was filed on July 8, 1998. A separate individual suit, Ora v. Iomega Corporation, et al., was filed on May 27, 1998, in Superior Court of the State of California for the County of Los Angeles. The Karacand complaint alleges that the Company and certain of its former officers violated certain federal securities laws; the Ora complaint alleges that the Company and certain of its former officers violated certain federal and state securities laws and alleges that Mr. Edwards breached his duties as a director of the Company. Both complaints seek an unspecified amount of damages. Management believes that the named defendants have highly meritorious defenses to the allegations made in these lawsuits. The Company intends to vigorously defend against such allegations.

         On February 25, 1998, the Company was served with a complaint in a purported class action filed in the Supreme Court of the State of New York, entitled Christian Champod v. Iomega Corporation. The named plaintiff claims to have commenced the action on behalf of a purported class consisting of certain persons who purchased Iomega Ditto tape drives since February 18, 1992, and a subclass consisting of such purchasers who called the Company's "800" or "888" telephone number for technical assistance and/or customer service and were charged a fee for the call. The complaint claims violations of certain provisions of the New York General Business Law and fraudulent inducement, based on, among other things, alleged advertising and product packaging representations regarding the Ditto products' ability to "read" certain non-Ditto cartridges. Additionally, the complaint alleges that Iomega's product packaging, indicating that a customer could call a toll free "800" or "888" telephone number for technical assistance, implicitly, but falsely, represented that the customer could receive free telephone technical support. The Company intends to vigorously defend against such allegations.

         On July 23, 1997, the Company initiated litigation against SyQuest Technology, Inc. ("SyQuest") in the United States District Court in the District of Delaware for infringing the Company's U.S. Patent No. 5,644,444, U.S. Design Patent No. D378,518 and the Company's registered trademark "JET". The complaint sought monetary damages and injunctive relief enjoining SyQuest from further infringement. The matter was scheduled for trial in April 1999; however, the trial date has been delayed as a result of SyQuest's filing of a voluntary petition in the United States Bankruptcy Court under Chapter 11 of the U.S. Bankruptcy Code in November 1998. The Company also filed complaints on March 6, 1998 and April 29, 1998 in the Paris District Court alleging claims of copyright and patent infringement. On January 13, 1999, the Company announced that it had entered into a definitive agreement to purchase certain assets of SyQuest, including all of its intellectual property, and its inventory and fixed assets in the U.S., for $9.5 million in cash, subject to certain closing conditions and adjustments (see Note 16). As part of the agreement, the Company would release SyQuest and SyQuest would release the Company from all claims in connection with patent and trademark infringement litigation pending between the parties in Delaware and in Paris, France. SyQuest's bankruptcy filing could impact the Company's ability to recover any damages awarded to it against SyQuest.

         The Company continues to be committed to vigorously protecting and enforcing its intellectual property rights and to attacking unfair competition, including through the proceedings referenced above.

         The Company is involved in other lawsuits and claims generally incidental to its business.

         It is the opinion of management, after discussions with legal counsel, that the ultimate dispositions of these lawsuits and claims will not have a material adverse effect on the Company's financial position or results of operations.

Lease Commitments

         The Company conducts a substantial portion of its operations from leased facilities and leases certain equipment used in its operations. Aggregate lease commitments under noncancelable operating leases in effect at December 31, 1998 are as follows (in thousands):

                                                               Lease
         Years Ending December 31,                       Commitments
                                                         -----------

         1999                                            $    15,478
         2000                                                 10,500
         2001                                                  6,988
         2002                                                  6,131
         2003                                                  5,666
         Thereafter                                           23,661
                                                         -----------
                                                         $    68,424

         Total rent  expense for  the years ended  December 31, 1998,  1997, and
1996   was   approximately  $13.6   million,  $7.4  million  and  $3.8  million,
respectively.

         The following is a schedule of future minimum lease payments under capital leases together with the present value of net minimum lease payments at December 31, 1998 (in thousands):

                                                      Future Minimum
         Years Ending December 31,                    Lease Payments
                                                      --------------


         1999                                         $        4,572
         2000                                                  2,093
         2001                                                  1,337
         2002                                                    191
         2003                                                    131
         Thereafter                                              736
                                                      --------------
         Total net minimum lease payments                      9,060
            Less amount representing interest                   (634)
                                                      --------------
         Present value of net minimum lease payments           8,426
            Less current portion                              (4,307)
                                                      --------------
                                                      $        4,119
                                                      ==============

Cash Bonus Plan

         The Company has a management incentive cash bonus plan that provides for payments to officers and key employees based on the Company's financial performance, certain operational excellence and other performance initiatives and an individual performance modifier. At December 31, 1998, the Company had accrued $3.5 million for management bonuses which will be paid in February 1999. At December 31, 1997, approximately $10.4 million was accrued for management bonuses which were paid in February 1998.

Executive Compensation Agreement

         In 1995, the Company adopted a bonus plan for the Chief Executive Officer that provided for bonus payments of cash and up to 240,000 shares of common stock, subject to a three-year vesting schedule, contingent upon the achievement of certain objectives. The cash payment was fully accrued at December 31, 1995 and paid during 1996. In January 1996, the Compensation Committee approved the issuance of the full 240,000 shares of common stock at a cost equal to par value. Under this plan, 80,000 vested shares were issued in January 1997 and another 80,000 vested shares were issued in January 1998. An additional 40,000 shares were issued in April 1998 pursuant to a Severance Agreement and General Release entered into between the Company and its former Chief Executive Officer. The remaining 40,000 unissued shares were forfeited as part of the agreement. Compensation related to the shares which were not forfeited has been reflected in the accompanying consolidated financial statements.

Profit Sharing Plan

         The Company has a profit sharing plan that provides for payments to all eligible employees of their share of a pool that is based on the Company's annual income before income taxes. Employees must complete one year of continuous employment to be eligible. Employees receive a share of the profit sharing pool based upon their annual salary as a ratio to total annual salaries of all eligible employees. A portion of the profit sharing pool is paid throughout the year on a quarterly basis. The Company did not accrue for any profit sharing for 1998. The Company paid approximately $1.9 million in profit sharing for 1997 in February 1998 and approximately $1.9 million in profit sharing for 1996 in February 1997.

Executive Employment Agreements

         In 1998, the Company entered into employment agreements with certain executive officers of the Company that included specified severance benefits in the event that the executive's employment with the Company was involuntarily terminated prior to November 1, 1999 or within one year following the appointment of a new chief executive officer. The agreement provides severance equal to the executive's current annual compensation, base and estimated bonus, as of the date of termination, less any compensation the executive may receive for subsequent employment during the one-year period following termination. Severance payments shall be made on the Company's regular payroll schedule with the bonus component of the severance to be included in the final payment. The agreement also provides for benefits continuation until the executive becomes eligible for similar benefits in subsequent employment up to a maximum of one year from the executive's termination date.

Foreign Exchange Contracts

         The Company has commitments to sell and purchase foreign currencies relating to forward exchange contracts in order to hedge against future currency fluctuations.

         At December 31, 1998, outstanding forward exchange sales (purchase) contracts, which all mature in March 1999, were as follows:

                                                            Contracted
                                                               Forward
                                              Amount              Rate
                                         -----------        ----------
         British Pound                      (945,000)             0.60
         Dutch Guilder                    (2,360,000)             1.87
         French Franc                     72,620,000              5.57
         German Mark                      (6,800,000)             1.66
         Irish Punt                         (510,000)             0.67
         Japanese Yen                    965,000,000            114.06
         Singapore Dollar                 (5,250,000)             1.64
         Swiss Franc                      (2,930,000)             1.35


         The contracts are revalued at the month-end spot rate. Gains and losses on foreign currency contracts intended to be used to hedge operating requirements are reported currently in income. Gains and losses on foreign currency contracts intended to meet firm commitments are deferred and are recognized as part of the cost of the underlying transaction being hedged. At December 31, 1998, all of the Company's foreign currency contracts were being used to hedge operating requirements. The Company's theoretical risk in these transactions is the cost of replacing, at current market rates, these contracts in the event of default by the counterparty.

(6)      NOTES PAYABLE

Line of Credit

         On March 11, 1997, the Company entered into a $200 million Senior Secured Credit Facility with Morgan Guaranty Trust Company of New York, Citibank, N.A. and a syndicate of other lenders. During 1998 and January 1999, the Company and the lenders agreed to several amendments to and waivers under the Credit Facility (as most recently amended, effective January 29, 1999, the "Credit Facility"). The Credit Facility is a $150 million secured revolving line of credit that expires on July 14, 2000, and is secured by accounts receivable, domestic inventory, domestic intellectual property, general intangibles, equipment, personal property, investment property and a pledge of 65% of the stock of certain of the Company's subsidiaries. Borrowing availability under the Credit Facility is based on an agreed upon advance rate on receivables and inventory not to exceed $150 million with a floor of $110 million through May 1999. Under the Credit Facility, the Company may borrow at a base rate, which is the higher of prime or the sum of 0.5% plus the Federal funds rate plus a margin of 0.88% to 1.63%, for the first year, and thereafter between 0.0% and 1.63% depending on the Company's earnings before interest expense, income taxes, depreciation and amortization ("EBITDA") and utilization of the Credit Facility, or at LIBOR plus a margin of 2.0% to 2.75%, for the first year, and thereafter between 1.25% and 2.75% depending on the Company's EBITDA and utilization of the Credit Facility. Total availability under the Credit Facility at December 31, 1998 was $143.2 million, and there were no borrowings outstanding. The weighted average outstanding balance was $49.0 million during the ten-month period the loan was outstanding in 1998. The weighted average interest rate was 7.2%. In January 1999, the Company obtained waivers from landlords which allow Citicorp USA, Inc. (the Credit Facility Security Agent) access to additional security interests. The additional security interests resulted in an increase in the total availability under the Credit Facility to $150 million. Among other restrictions, the Credit Facility treats a change of control (as defined) as an event of default and requires the maintenance of minimum levels of consolidated tangible net worth, EBITDA and certain other covenants. On January 29, 1999, the Company obtained an amendment to the Credit Facility with respect to the minimum consolidated EBITDA financial covenant for the periods ending on March 28, 1999 and June 27, 1999. As of December 31, 1998, the Company was in compliance with all covenants under the Credit Facility. Depending on its financial performance in future quarters, the Company may be required to seek further covenant waivers and amendments under the Credit Facility. There can be no assurance that the Company will be able to obtain any such waivers or amendments on terms acceptable to the Company, if at all. Loss of the Credit Facility may require the Company to find an alternative source of funding which could have a material adverse effect on the Company's business and financial results.

RELATED PARTY NOTES

         In July 1998, the Company borrowed a total of $40 million from Idanta Partners Ltd. and another entity affiliated with David J. Dunn, Chairman of the Company's Board of Directors, pursuant to a series of three senior subordinated notes. The principal and interest associated with these notes are payable on March 31, 1999. The initial interest rate is 8.7% per annum, increasing through January 1, 1999 to 12.7% per annum. The proceeds of these notes were used for the cash purchase of Nomai. Accrued interest related to these notes at December 31, 1998 was $1.9 million.

         Cash paid for interest was $8.1 million, $5.9 million and $8.9 million in 1998, 1997 and 1996, respectively, including interest on capital leases. Included in interest expense for 1998, 1997 and 1996, respectively, was $1.1 million, $1.0 million and $1.0 million of amortization of deferred charges associated with obtaining the debt and applicable amendments.



(7)      CONVERTIBLE SUBORDINATED NOTES

         In March 1996, the Company issued $46.0 million of convertible subordinated notes. The net proceeds from the issuance of the notes totaled $43.1 million and were used to pay down other debt and for operating requirements. The notes bear interest at 6.75% per year and interest is payable semi-annually. The notes mature on March 15, 2001. The notes are unsecured and subordinated to all existing and future senior indebtedness of the Company and are effectively subordinated to all existing and future indebtedness and other liabilities of the Company's subsidiaries.

         The notes are convertible into Common Stock of the Company at the option of the holder at or before maturity, unless previously redeemed or repurchased, at a conversion price of $4.938 per share (equivalent to a conversion rate of approximately 202.52 shares per $1,000 principal amount of notes), subject to adjustment in certain events. Through December 31, 1998, holders have converted a cumulative $345,000 of convertible subordinated notes into 69,867 shares of Common Stock.

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

(8)      PREFERRED STOCK

         The Company has authorized the issuance of up to 5,000,000 shares of Preferred Stock, $0.01 par value per share. The Company's Board of Directors has the authority, without further shareholder approval, to issue Preferred Stock in one or more series and to fix the rights and preferences thereof. At December 31, 1998, 250,000 shares were designated as Series C Junior Participating Preferred Stock and the remaining 4,750,000 shares were undesignated.

Series C Junior Participating Preferred Stock

         In July 1989, the Company designated 250,000 shares of Preferred Stock as Series C Junior Participating Preferred Stock ("Series C Stock") in connection with its Shareholder Rights Plan (see Note 9). Each share of the Series C Stock will: (1) have a liquidation preference of $1,500 per share; (2) have rights to dividends, subject to the rights of any series of Preferred Stock ranking prior and superior to the Series C Stock, when and if declared by the Board of Directors; (3) not be redeemable; and (4) have voting rights which entitle the holder to 1,500 votes per share.

(9)      PREFERRED STOCK PURCHASE RIGHTS

         In July 1989, the Company adopted a Shareholder Rights Plan and declared a dividend of one-fifteenth of one preferred stock purchase right for each outstanding share of Common Stock. Under certain conditions, each right may be exercised to purchase one one-hundredth of a share of Series C Stock at an exercise price of $15. The rights will be exercisable only if a person or group has acquired beneficial ownership of 20% or more of the Common Stock or announced a tender or exchange offer that would result in such a person or group owning 30% or more of the Common Stock. The Company generally will be entitled to redeem the rights at $0.01 per right at any time until the tenth day following public announcement that a 20% stock position has been acquired and in certain other circumstances.

         If any person or group becomes a beneficial owner of 25% or more of the Common Stock (except pursuant to a tender or exchange offer for all shares at a fair price as determined by the outside members of the Board of Directors) or if a 20% stockholder consolidates or merges into or engages in certain self-dealing transactions with the Company, each right not owned by a 20% stockholder will enable its holder to purchase such number of shares of Common Stock as is equal to the exercise price of the right divided by one-half of the current market price of the Common Stock on the date of the occurrence of the event. In addition, if the Company engages in a merger or other business combination with another person or group in which it is not the surviving corporation or in connection with which its Common Stock is changed or converted, or if the Company sells or transfers 50% or more of its assets or earning power to another person, each right that has not previously been exercised will entitle its holder to purchase such number of shares of Common Stock of such other person as is equal to the exercise price of the right divided by one-half of the current market price of such Common Stock on the date of the occurrence of the event. The Company intends to adopt a new Shareholder Rights Plan upon the expiration of the existing plan in 1999.


(10)     STOCK COMPENSATION PLANS

         At December 31, 1998, the Company had five stock-based compensation plans, which are described below. The Company accounts for these plans under Accounting Principles Board Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for the Company's five stock-based compensation plans been determined based on the fair value of the option at the grant dates for awards under those plans consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company's net income (loss) and earnings per share would have been adjusted to the pro forma amounts indicated below (all per share amounts have been restated to reflect changes made through the Company's adoption of Statement of Financial Accounting Standards No. 128, "Earnings per Share" and for the stock split described in Note 2):

                                              For years ended December 31,
                                           1998            1997           1996
                                     ----------      ----------     ----------
                                                   (In thousands)

    Net income (loss)  As reported   $  (54,222)     $  115,352     $   57,328
                                     ==========      ==========     ==========
                       Pro forma     $  (63,787)     $  109,793     $   54,351
                                     ==========      ==========     ==========

    Basic EPS          As reported   $    (0.20)     $     0.45     $     0.23
                                     ==========      ==========     ==========
                       Pro forma     $    (0.24)     $     0.42     $     0.22
                                     ==========      ==========     ==========

    Diluted EPS        As reported   $    (0.20)     $     0.42     $     0.21
                                     ==========      ==========     ==========
                       Pro forma     $    (0.24)     $     0.39     $     0.20
                                     ==========      ==========     ==========


         Because the SFAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, and due to the nature and timing of option grants, the resulting pro forma compensation costs may not be indicative of future compensation costs.

Stock Price Assumptions

         The fair value of each option grant has been estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 1998, 1997 and 1996, in calculating compensation cost: expected stock price volatility of 60%, 55% and 67%, respectively, a risk-free interest rate of 4.97% for 1998, 6.04% for 1997 and 5.65% for 1996, and an expected average life of 3.87 years for 1998, 3.5 years for 1997 and 3.75 years for 1996.

Stock Incentive Plans

         The Company has three stock incentive plans: the 1981 Stock Option Plan (the "1981 Plan"), the 1987 Stock Option Plan (the "1987 Plan") and the 1997 Stock Incentive Plan (the "1997 Plan"). The 1981 and 1987 plans have expired and no further grants may be made under these plans; however, all remaining outstanding options previously granted under these plans remain in effect. The 1997 Plan provides for the grant of incentive stock options ("ISOs") intended to qualify under Section 422 of the Internal Revenue Code, nonstatutory stock options ("NSOs") and restricted stock awards. Under the 1997 Plan, the Company may grant options for up to 12,000,000 shares of Common Stock to the Company's officers, key employees, directors, consultants and advisors. The exercise price of ISOs granted under the 1997 Plan may not be less than 100%; NSOs may be granted with exercise prices below the fair market value of the Common Stock as of the date of grant, subject to certain limitations. The duration of options awarded under these plans may not exceed ten years from the date of grant, except for those options granted in non-U.S. jurisdictions, which can be granted for a term of up to 11 years. In February 1999, the Company's Board of Directors approved an increase in the number of shares of Common Stock available for issuance pursuant to awards granted under the 1997 Plan from 12,000,000 shares to 20,500,000 shares, subject to stockholder approval at the 1999 Annual Meeting of Stockholders. At December 31, 1998, the Company had reserved 20,165,305 shares of Common Stock pursuant to awards granted under the plan or to be granted under these plans.

         The following table presents the aggregate options and restricted stock awards granted, exercised and forfeited under the 1981, 1987 and 1997 plans for the years ended December 31, 1998, 1997 and 1996 and at their respective weighted-average exercise prices. All options and option prices have been restated for the stock split described in Note 2.


                                       1998                     1997                   1996
                               ----------------------   --------------------   --------------------
                                        Weighted Avg.            Weighted Avg.          Weighted Avg.
                                Shares     Exercise      Shares     Exercise    Shares     Exercise
                                (000's)       Price      (000's)       Price    (000's)       Price
                               --------   ---------     --------   ---------   --------   ---------

    Outstanding at beginning
       of year                   17,469   $    3.95       21,782   $    2.32     23,328   $    0.44
    Granted                       7,373        6.28        2,303       11.61      7,814        5.45
    Exercised                    (5,489)       0.64       (5,620)       0.72     (9,104)       0.26
    Forfeited                    (2,605)       5.87         (996)       3.80       (256)       2.53
                               --------   ---------     --------   ---------   --------   ---------
    Outstanding at end of year   16,748        5.76       17,469        3.95     21,782        2.32
                               ========                 ========               ========

    Options exercisable
       at year-end                5,089        3.91        5,934        1.28      6,804        0.37

    Weighted average fair value of
         options granted during the
         year                             $    3.11                $    5.33              $    2.95

    The number of shares available for future grant under the 1997 Plan totaled 3,416,825 at December 31, 1998.


Director Stock Option Plans

         The Company has a 1987 Director Stock Option Plan (the "1987 Director Plan") and a 1995 Director Stock Option Plan (the "1995 Director Plan"), which was amended during 1997 and 1998. The 1987 Director Plan has expired and no further options may be granted under this plan; however, outstanding options previously granted under this plan remain in effect. Under the 1995 Director Plan, the Company may grant options for up to 2,400,000 shares of Common Stock. This Plan currently provides for the grant to each non-employee director of the Company, on his or her initial election as a director, of an option to purchase 50,000 shares of Common Stock. In addition to the initial option grant, each non-employee director is granted an option to purchase 10,000 shares of Common Stock on each anniversary of his or her initial election following the full vesting of the initial option grant. All options generally become exercisable in five equal annual installments, commencing approximately one year from the date of grant, provided the holder continues to serve as a director of the Company. Directors entitled to receive an initial or annual option can instead elect to receive a series of monthly options covering, in total, the same number of shares that the single option grant would have covered. Under both plans, the exercise price per share of the option is equal to the fair market value of the Company's Common Stock on the date of grant of the option. Any options granted under either plan must be exercised no later than ten years from the date of grant. All options granted under the plans are nonstatutory. At December 31, 1998, the Company had reserved 3,137,000 shares of Common Stock for issuance upon exercise of options granted or to be granted under these plans.

         The following table presents the options granted, exercised and forfeited under the 1987 and 1995 Director Plans for the years ended December 31, 1998, 1997 and 1996 at their respective weighted-average exercise prices. All options and option prices have been restated for the stock split described in Note 2.

                                       1998                     1997                   1996
                               ----------------------   --------------------   --------------------
                                        Weighted Avg.            Weighted Avg.          Weighted Avg.
                                Shares     Exercise      Shares     Exercise    Shares     Exercise
         Stock Options          (000's)       Price      (000's)       Price    (000's)       Price
         -------------         --------   ---------     --------   ---------   --------   ---------

         Outstanding at
            beginning of year       932   $    1.65          886   $    0.20      1,500   $    0.20
         Granted                     99        7.41          120       11.41          -           -
         Exercised                  (75)       0.13          (74)       0.13       (614)       0.19
         Forfeited                 (125)       5.06            -           -          -           -
                               --------   ---------     --------   ---------   --------   ---------
         Outstanding at
            end of year             831        1.96          932        1.65        886        0.20
                               ========   =========     ========   =========   ========   =========

         Options exercisable
            at year-end             603        0.50          437        0.35        288        0.26

         Weighted average
            fair value of
            options granted
            during the year               $    3.11                $    5.34              $       -


         The number of shares available for future grant under the 1995 Director Plan was 2,306,000 at December 31, 1998.

         The following table summarizes information about awards outstanding under all plans at December 31, 1998. All relevant data has been restated for the stock split described in Note 2.


                                           Outstanding                               Exercisable
                        ------------------------------------------------     ------------------------------
                        Number (000's)     Weighted-Avg.                     Number (000's)
    Range of              Outstanding         Remaining    Weighted-Avg.       Exercisable    Weighted-Avg.
    Exercise Prices       at 12/31/98  Contractual Life   Exercise Price       at 12/31/98   Exercise Price
    ----------------    -------------  ----------------   --------------     -------------   --------------
    $0.13 to $4.13              6,201         6.3 years          $  1.91             3,955          $  1.43
    $4.18 to $9.25              9,651         8.9 years             6.43             1,233             5.89
    $9.63 to $14.42             1,067         8.4 years            12.07               295            12.01
    $14.47 to $21.66              560         8.6 years            16.02               159            16.13
    $20.07 to $23.07              100         7.4 years            22.97                50            22.97
                        -------------  ----------------   --------------     -------------   --------------
                               17,579         8.0 years             5.58             5,692             3.55
                        =============  ================   ==============     =============   ==============


(11)          EMPLOYEE STOCK PURCHASE PLANS

         The Company adopted two Employee Stock Purchase Plans (one primarily for U.S. employees and the other for certain international employees) that took effect on January 1, 1998. Under these plans, participants are able to purchase shares of the Company's Common Stock through specified payroll deductions (or by other means for international employees). Offerings to purchase shares of the Company's stock begin each January 1 and July 1. Each offering commencement date begins a six-month period during which payroll deductions will be made and held for the purchase of stock at the end of each six-month period at a price equal to 85% of the Common Stock's closing price at the end of the six-month period. An aggregate of 3,000,000 shares of Common Stock was reserved for issuance under these plans. At December 31, 1998, a total of 222,532 shares have been purchased pursuant to these plans.

(12)     RETIREMENT PLAN

         The Iomega Retirement and Investment Savings Plan (the "IRIS Plan") permits eligible employees to make tax deferred investments through payroll deductions. Each year the Company may contribute to the IRIS Plan at the discretion of the Board of Directors, based on the prior year's earnings of the Company. The IRIS Plan is subject to compliance with Section 401(k) of the Internal Revenue Code and the Employee Retirement Income Securities Act of 1974 ("ERISA"). Under the terms of the IRIS Plan, all employee contributions are immediately vested in full. Employer matching contributions are based on a four-year vesting schedule. After four years of service, employees become immediately vested in all matching contributions. The Company contributed approximately $1,347,000 and $900,000 to the IRIS Plan for the years ended December 31, 1997 and 1996, respectively. The Company has accrued $1.5 million for contributions to the IRIS Plan for the year ended December 31, 1998.

(13)     NONQUALIFIED DEFERRED COMPENSATION PLAN

         In 1998, the Company offered a nonqualified deferred compensation plan to a select group of management and highly compensated employees that provides the opportunity to defer a specified percentage of their cash compensation. Participants may elect to defer up to 50% of annual base salary and up to 100% of bonus. The Company's obligations under this plan are unfunded, for tax purposes and for purposes of Title I of ERISA and unsecured general obligations of the Company to pay in the future the value of the deferred compensation adjusted to reflect the performance, whether positive or negative, of selected investment measurement options, chosen by each participant, during the deferral period.


(14)     BUSINESS SEGMENT INFORMATION

         The Company has four reportable segments based primarily on the nature of the Company's customers and products: Zip, Jaz, Ditto and Clik!. The Zip segment involves the development, manufacture, distribution and sales of personal storage products and applications, including Zip disk and drive systems to OEMs, retailers and distributors throughout the world. The Jaz segment involves the development, manufacture, distribution and sales of professional storage products and applications, including Jaz disk and drive systems and the Buz multimedia producer to retailers, distributors and resellers throughout the world. The Ditto segment involves the development, manufacture, distribution and sales of the Ditto family of tape backup drives and tape cartridges to retailers, distributors and resellers throughout the world. The Clik! segment involves the development, manufacture, distribution and sales of Clik! mobile drives and 40 MB disks for use with portable digital products such as digital cameras, handheld personal computers and notebook computers to retailers, distributors, OEMs and resellers throughout the world. Clik! products began shipping in limited quantities during the fourth quarter of 1998. The "Other" category includes products such as Bernoulli, floppy disks, CD-RW drives and other miscellaneous items.

         The Company evaluates performance based on product profit margin for each segment. Product profit margin is defined as sales and other income directly related to a segment's operations, less both fixed and variable manufacturing, research and development and selling, general and administrative expenses directly related to a segment's operations. The accounting policies of the segments are the same as those described in Note 1 "Operations and
Significant Accounting Policies". Intersegment sales, eliminated in consolidation, are not material. Segment assets consist of inventory and fixed assets. The Company allocates corporate fixed assets to the operating segments based on capital expenditure and cost of sales ratios for the applicable operating segments.

         The information in the following tables is derived directly from the segments' internal financial reporting information used for corporate management purposes. The expenses, assets and liabilities attributable to corporate activity are not allocated to the operating segments.



Reportable Operating Segment Information

                                          1998           1997            1996
                                     ---------      ---------       ---------
                                                  (In millions)
    Sales:
         Zip                         $   1,183      $   1,159       $     746
         Jaz                               417            460             305
         Ditto                              81            118             128
         Clik!                               2              -               -
         Other                              11              3              34
                                     ---------      ---------       ---------

    Total sales                      $   1,694      $   1,740       $   1,213
                                     =========      =========       =========

    Product profit margin:
         Zip                         $     151      $     286       $     165
         Jaz                                 5             49              21
         Ditto                             (14)             2              17
         Clik!                             (37)            (6)             (1)
         Other                             (10)            (7)              6
                                     ---------      ---------       ---------
    Total product profit margin             95            324             208
                                     ---------      ---------       ---------

         General corporate expenses       (170)          (147)           (108)
         Interest income                     4              7               3
         Interest expense                  (10)            (6)             (9)
         Other expense                      (2)            (1)              -
                                     ---------      ---------       ---------
    Income (loss) before
       income taxes                  $     (83)     $     177       $      94
                                     =========      =========       =========

     Depreciation and amortization:
         Zip                         $      36      $      19       $       8
         Jaz                                15              9               5
         Ditto                              11              7               5
         Clik!                               1              -               -
         Other                               5              4               7
                                     ---------      ---------       ---------
    Total depreciation and
       amortization                  $      68      $      39       $      25
                                     =========      =========       =========

    Capital expenditures:
         Zip                         $      57      $      54       $      59
         Jaz                                21             26              35
         Ditto                               4              8               8
         Clik!                              15              1               -
         Other                               -              -               -
                                     ---------      ---------       ---------
    Total capital expenditures       $      97      $      89       $     102
                                     =========      =========       =========

    Assets (1):
         Zip                         $     233      $     243       $     171
         Jaz                                96            137              86
         Ditto                              13             32              28
         Clik!                              18              1               -
         Other                              13              9              13
                                     ---------      ---------       ---------
    Total assets                     $     373      $     422       $     298
                                     =========      =========       =========


(1) Assets consist of inventory and net fixed assets as these are the only assets allocated to the applicable segments.

A significant amount of the Company's revenues are generated outside of the United States. The Company has its European headquarters in Geneva, Switzerland and has its European distribution center in the Netherlands. The European headquarters and distribution center were moved from Germany in the first quarter of 1997. The Company has a sales office and distribution center in Singapore to support the existing customer base in Asia and further develop the sales region. The Singapore sales office and distribution center were opened during the first half of 1996. In late 1996, the Company purchased a manufacturing facility in Malaysia. All sales from Malaysia are to affiliated companies. Inventory is transferred from the United States and Malaysian operations to affiliates at an arms-length price as determined by an independent economic study. Research and development costs are allocated from the United States operations to the Switzerland subsidiary based on a cost sharing agreement as determined by an independent economic study. Also, the Switzerland subsidiary pays the United States operations a royalty, determined by an independent economic study, for the rights to existing technologies. Following is a summary of the Company's United States and significant non-U.S. country revenues and the United States and significant non-U.S. country long-lived asset locations. Revenues are attributed to individual countries based on the location of sales to unaffiliated customers.

Geographic Information

                                          1998           1997            1996
                                     ---------      ---------       ---------
                                                  (In millions)
    Revenue:
         United States               $   1,112      $   1,039       $     793
         Germany                            95            136             103
         Other countries                   487            565             317
                                     ---------      ---------       ---------

    Total                            $   1,694      $   1,740       $   1,213
                                     =========      =========       =========

    Long-lived assets (1):
         United States               $     150      $     120       $      91
         Malaysia                           47             49              35
         France                             39              -               -
         Other countries                    10             10               3
                                     ---------      ---------       ---------

    Total                            $     246      $     179       $     129
                                     =========      =========       =========

         (1) Long-lived assets consist of all long-term assets other than deferred tax assets.

(15)     OTHER MATTERS

Significant Customers

         During 1998, 1997 and 1996, sales to Ingram Micro, Inc. accounted for 16%, 14% and 15%, respectively, of the Company's consolidated sales. Sales to Ingram Micro, Inc. consisted of product sales from all of the Company's operating segments. No other customer accounted for 10% or more of consolidated sales.

Concentration of Credit Risk

         The Company markets its products primarily through computer product distributors, retailers and OEMs. Accordingly, as the Company grants credit to its customers, a substantial portion of outstanding accounts receivable are due from computer product distributors, certain large retailers and OEMs. At December 31, 1998, the customers with the ten highest outstanding accounts receivable balances totaled $124.0 million or 42% of the gross accounts receivable, compared to $140.9 million, or 44% of gross accounts receivable, at December 31, 1997. At December 31, 1998, the outstanding accounts receivable balance from one customer was $29.3 million or 10% of gross accounts receivable, compared to the accounts receivable balance from one customer of $31.6 million, or 10% of gross accounts receivable, at December 31, 1997. If any one or a group of these customers' receivable balances should be deemed uncollectable, it would have a material adverse effect on the Company's results of operations and financial condition.

Related Party Transactions

         During 1996, the Company purchased inventory items totaling $841,000 from a vendor having a common director with the Company.

         In March 1998, the Company loaned Kim B. Edwards, former President and Chief Executive Officer of the Company $5,000,000 in the form of a full-recourse Secured Promissory Note (the "Note") pursuant to a Severance Agreement and General Release. The Note bears interest at the rate of 5.7% and is payable in five annual payments together with any accrued interest beginning in April 1999. The Note is secured by a first priority security interest in 2,561,000 shares of the Company's Common Stock owned by Edwards, the certificate for which has been delivered to the Company as collateral. The Severance Agreement and General Release between Edwards and the Company included a non-competition and non-recruitment provision for consideration equal to the accrued interest on the Note.

         In July 1998, the Company borrowed a total of $40 million from Idanta Partners Ltd. and another entity affiliated with David J. Dunn, Chairman of the Board, Iomega Corporation, pursuant to a series of three senior subordinated notes. The principal and interest associated with these notes are payable on March 31, 1999 (see Note 6).

(16)     SUBSEQUENT EVENT

         On January 13, 1999, the Company announced that it had entered into a definitive agreement to purchase certain assets of SyQuest Technology, Inc., ("SyQuest"), including all of its intellectual property and its inventory and fixed assets in the U.S., for $9.5 million in cash, subject to certain closing conditions and adjustments. Conditions to closing include the Company's acquisition of the inventory and equipment assets of SyQuest's subsidiary in Malaysia, for additional consideration. SyQuest Malaysia's assets are being offered for sale separately by a Receiver and Manager appointed in Malaysia. Provided all conditions are met, the Company anticipates a first quarter 1999 closing. The Company will not assume any material obligations or liabilities of SyQuest or assume SyQuest's accounts receivable or claims against third parties. Warranty service and customer support obligations for products sold by SyQuest will remain the responsibility of SyQuest. SyQuest has filed a motion in the United States Bankruptcy Court seeking the necessary approval of the asset sale in order for the proposed transaction to close. As part of the agreement, the Company would release SyQuest and SyQuest would release the Company from all claims in connection with patent and trademark infringement litigation pending between the parties in Delaware and in Paris, France.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Iomega Corporation:

         We have audited the accompanying consolidated balance sheets of Iomega Corporation (a Delaware corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Iomega Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.




ARTHUR ANDERSEN LLP

Salt Lake  City,  Utah
January  19,  1999
(except  with  respect to the matter
discussed in Note 6, as to which the
date is January 29, 1999)


BOARD OF DIRECTORS                                   CORPORATE OFFICERS

David J. Dunn 3,5.                                    Jodie K. Glore
Chairman of the Board of Directors,                   Chief Executive Officer and President
Iomega Corporation
Managing Partner of Idanta Partners                   L. Scott Flaig
                                                      Executive Vice President and Chief
Jodie K. Glore 3                                      Operating Officer
Chief Executive Officer and President,
Iomega Corporation                                    James A. Taylor
Director, BF Goodrich                                 Executive Vice President and
                                                      Chief Marketing Officer
John W. Barter 1,3
Director, BMC Software Inc., and                      Dan E. Strong
Louisiana-Pacific Corporation                         Vice President, Corporate Controller and
                                                      Interim Chief Financial Officer
Robert P. Berkowitz 1
Private Consultant                                    Laurie Bartlett Keating
                                                      Senior Vice President, General
John R. Myers 4,6                                     Counsel and Secretary
Private Consultant
Director, Curtiss-Wright Corporation                  James C. Kelly
                                                      Senior Vice President,
John E. Nolan 1,2,5                                   Product Development and Chief
Partner, Steptoe & Johnson, LLP                       Technology Officer

M. Bernard Puckett 4                                  Anton J. Radman, Jr.
Director, R.R. Donnelley & Sons Company;              Senior Vice President,
IMS Health; P-Com, Inc.;                              Strategic Business Development
Neilson Media Research; and Software.com
                                                      Roxie Craycraft
John M. Seidl 4                                       Acting Vice President, Customer
Chairman, President and CEO                           Service and Applications
CellNet Data Systems, Inc.
Director, St. Mary's Land and Exploration Company     Kevin O'Connor
                                                      Vice President, Human Resources
The Honorable John E. Sheehan 1,2
Chairman of the Board and Founder,                    Robert J. Simmons
Rhome Management Company                              Vice President and Treasurer

James E. Sierk 3,6
Director, Ames Rubber Corporation

Committees
1 Audit Committee
2 Ethics and Compliance Committee
3 Executive Committee
4 management Development and Compensation Committee
5 Nominating and Governance Committee
6 Operations and Technology Committee




CORPORATE INFORMATION
CORPORATE HEADQUARTERS                 STOCK TRANSFER AGENT AND REGISTRAR
Iomega Corporation                     American Stock Transfer and Trust Company
1821 West Iomega Way                   40 Wall Street, 46th Floor
Roy, Utah 84067                        New York, New York 10005
(801) 332-1000                         (718) 921-8260

STOCK EXCHANGE LISTING                 INDEPENDENT PUBLIC ACCOUNTANTS
New York Stock Exchange                Arthur Andersen LLP
Ticker Symbol: IOM                     15 West South Temple, Suite 700
                                       Salt Lake City, Utah 84101
ANNUAL STOCKHOLDERS' MEETING
Iomega's Annual Meeting of             ATTORNEYS
Stockholders will convene              Hale and Dorr LLP
at 11:00 a.m., local time,             60 State Street
on April 20, 1999:                     Boston, Massachusetts 02109
Salt Lake City Marriott
75 South West Temple
Salt Lake City, UT 84101

INVESTOR INQUIRIES
Communications regarding investor
records, including duplicate mailings,
changes of address or  ownership,
transfer of shares and  list
certificates, should be directed
to the Company's  stock transfer agent.
All other inquiries  should be
directed to Iomega's Investor Relations
department.

FOR 10-K AND STOCK  HELD IN  STREET  NAME
A copy of  Iomega's  1998 Form 10-K as
filed with the Securities and Exchange
Commission may be obtained by contacting
Iomega's Investor Relations department in writing or by calling the Iomega
Investor  Information Line or by accessing
Iomega's Web site at www.iomega.com.
If your stock is held in "street name"
and you would like to receive information directly from the Company, please send your request to the Iomega Investor
Relations department.

IOMEGA INVESTOR RELATIONS
Tyler Thatcher
Director, Investor Relations
Corporate Headquarters
Iomega's Investor
Information Line: (801) 332-3585
Toll Free Fax-Back
Line: (888) 88-IOMEGA

PRODUCT INFORMATION
Inquiries regarding the Company's products should be addressed to Corporate Communications at Corporate headquarters. OEM product descriptions and OEM listings do not include all OEM products or all OEMs. product descriptions are accurate as of February 1999 and are subject to change.

(C)1999 Iomega Corporation. Iomega, Zip, Jaz, Ditto, Bernoulli and the stylized "I" logo are registered trademarks of, and Zip Built-In, the Zip Built-In logo, Clik!, Ditto Max, IomegaWare and the IomegaWare logo, The SuperFloppy preferred by millions, NZR and Record/Play are trademarks of, Iomega Corporation. All other product and brand names are the property of the respective owners with which they are associated.